Form 20-F
period 2002-12-31
NEW SKIES SATELLITES NV
filed 2003-06-30
CIK 1124215

As filed with the Securities and Exchange Commission on June 30, 2003
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 20-F
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X|               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2002
                                       OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                            For the transition period from N/A to N/A
Commission file number: 1-15130

                            New Skies Satellites N.V.
             (Exact name of Registrant as specified in its charter)

                            New Skies Satellites N.V.
                 (Translation of Registrant's name into English)

                                 The Netherlands
                 (Jurisdiction of incorporation or organization)

                              Rooseveltplantsoen 4
                       2517 KR The Hague, The Netherlands
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
Ordinary Shares, nominal value         New York Stock Exchange
(euro)0.05 per share                   Euronext Amsterdam N.V.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value (euro)0.05 per share 125,376,211

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 |_| Item 18 |X|

Forward looking statements


PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................2

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...............................2

Item 3.  KEY INFORMATION.......................................................2

Item 4.  INFORMATION ON THE COMPANY...........................................13

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................29

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................41

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................51

Item 8.  FINANCIAL INFORMATION................................................54

Item 9.  THE OFFER AND LISTING................................................54

Item 10.  ADDITIONAL INFORMATION..............................................55

Item 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........60

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............60

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................60

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS.................................................61

Item 15.  DISCLOSURE CONTROLS AND PROCEDURES..................................61

item 16.  [RESERVED]..........................................................61

PART III

Item 17.  FINANCIAL STATEMENTS................................................61

Item 18.  FINANCIAL STATEMENTS................................................61

Item 19.  EXHIBITS............................................................61

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...................................F-1

In this document, the "Company," "New Skies," "we," "us," and "our" refer to New Skies Satellites N.V.

                           FORWARD-LOOKING STATEMENTS

    Certain statements in this annual report are not historical facts and are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that those statements be covered by the safe harbors created under those laws. Words such as "believes", "expects", "estimates", "may", "intends", "will", "should" or "anticipates" and similar expressions or their negatives identify forward-looking statements.

    Forward-looking statements, such as the statements regarding our ability to develop and expand our business, our ability to manage costs, our ability to exploit and respond to technological innovation, the effects of laws and regulations (including tax laws and regulations) and legal and regulatory changes, the opportunities for strategic business combinations and the effects of consolidation in our industry on us and our competitors, our anticipated future revenues, our anticipated capital spending (including for future satellite procurements), our anticipated financial resources, our expectations about the future operational performance of our satellites (including their projected operational lives), the expected strength of and growth prospects for our existing customers and the markets that we serve, and other statements contained in this annual report regarding matters that are not historical facts, involve predictions. Statements of that sort involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by any statements of that sort. These risks and uncertainties include:

     o problems with respect to the construction, launch or in-orbit performance of our existing and future satellites;

     o    increased competition;

     o decreased demand, either for our services or for the products and services provided by our customers to third parties;

     o    changing technology;

     o    changes in our business strategy or development plans;

     o    our ability to attract and retain qualified personnel;

     o our ability to attract sufficient funding to meet our future capital requirements;

     o    worldwide economic and business conditions; and

     o    legal and regulatory developments.

Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Item 3 "Risk Factors", Item 4 "Information on the Company" and Item 5 "Operating and Financial Review and Prospects". These risks could cause actual results to vary materially from future results indicated, expressed or implied in any forward-looking statements.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

OVERVIEW

    We are a satellite communications company with global operations and service coverage. We have been an independent commercial satellite operator since 1998. We currently operate a network of six satellites located at five different fixed orbital positions above the earth, together with a ground-based network for controlling our satellites and providing commercial traffic over them. Our customers can access one or more of our satellites from almost any point around the world. We have one additional satellite under construction, which is planned for launch in fourth quarter 2004. During 2002, the transponder availability rate for our satellites was 99.998 percent.

    Our customers include established "blue chip" telecommunications carriers, leading broadcasting and video companies, governmental entities, and fast-growing smaller companies from around the globe. They use our services for video contribution and distribution, corporate data networks, voice transmissions, and Internet applications. We believe that the combination of our global satellite fleet and our expanding customer base, well diversified in terms of both geography and service applications, provides us with a solid foundation from which we can execute our long-term business plan.


SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following tables set out our selected consolidated historical financial data as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. We have extracted part of the selected consolidated historical financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 from the consolidated historical financial statements included elsewhere in this annual report. We have extracted part of the selected consolidated historical financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 from the consolidated historical financial statements previously filed with the U.S. Securities and Exchange Commission. Our financial statements as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been audited by Deloitte & Touche Accountants, independent auditors.

    We acquired our initial assets as a spin-off from our predecessor on November 30, 1998. Our 1999 financial statements reflect our first full year of independent operations. The information included in our financial statements up to November 30, 1998 was derived from the historical financial statements of our predecessor using allocation assumptions. Revenues were allocated on the basis of the actual historical revenues generated by the satellites transferred to us. Expenses were allocated on various bases. We believe these allocations were reasonable and consistently applied.

    Nonetheless, our financial statements for 1998 do not necessarily reflect actual costs that we would have incurred or revenues that we would have earned if we had operated as an independent, stand-alone commercial business during that period. In particular, after our spin-off in November 1998, we incurred a number of costs associated with being a stand-alone commercial entity that either were not incurred or were incurred at substantially lower levels when our predecessor controlled our assets, including the cost of in-orbit insurance, which we incurred for the first time in November 1998; costs associated with establishing commercially oriented marketing operations; and costs associated with sub-contracting our tracking, telemetry and control and payload management operations, which we now perform ourselves for all but one of our satellites.

    You should read the selected consolidated historical financial data together with Item 5 "Operating and Financial Review and Prospects" and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.


                                                                          Year Ended December 31,
                                                      -----------------------------------------------------------------
                                                          2002          2001         2000(1)       1999          1998
                                                      -----------------------------------------------------------------
                                                        (in millions, except for per ordinary share and margin data)
Statement of operations data:
Revenues (2)...................................      $   200.5     $   209.0    $   198.3     $   135.5    $    116.7
Operating expenses:
  Cost of operations (3).......................           50.7          51.5         47.0          30.9          20.7
  Selling, general and administrative (3)......           39.5          38.7         34.8          20.7          11.2
  Organization costs...........................             -             -            -             -            2.9
  Depreciation and amortization................           80.6          75.4         69.9          71.9          71.5
  Termination of the KTV satellite
    contract (4)...............................             -             -         -              15.5            -
                                                      ------------ ------------ ------------- ----------- -------------
Total operating expenses.......................          170.8         165.6        151.7         139.0         106.3
                                                      ------------ ------------ ------------- ----------- -------------

Operating income (loss)........................           29.7          43.4         46.6          (3.5)         10.4
Interest expense (income), net.................            0.5          (9.0)        (2.6)         (0.1)          1.8
                                                      ------------ ------------ ------------- ----------- -------------
Income (loss) before income tax
  (benefit) expense............................           29.2          52.4         49.2          (3.4)          8.6
Income tax (benefit) expense...................           10.5          19.3         17.5          (1.2)         (1.0)
                                                      ------------ ------------ ------------- ----------- -------------
Income (loss) before cumulative effect of change
  in accounting principle.......................          18.7          33.1         31.7          (2.2)          9.6
Cumulative effect of change in accounting
  principle, relating to goodwill, net of taxes (5)      (23.3)           -            -             -             -
                                                      ------------ ------------ ------------- ----------- -------------

Net income (loss) .............................       $   (4.6)     $   33.1    $    31.7     $    (2.2)  $       9.6
                                                      ============ ============ ============= =========== =============

Basic and diluted earnings per share (6) :
Income before cumulative effect of change
  in accounting principle.....................        $    0.14      $   0.25    $    0.29    $    (0.02)  $      0.10

Cumulative effect of change in
  accounting principle........................            (0.18)          -            -             -             -
                                                      ------------ ------------ ------------- ----------- -------------
Basic and diluted earnings per share...........       $   (0.04)    $    0.25    $    0.29    $    (0.02) $       0.10
                                                      ============ ============ ============= =========== =============

Statement of cash flow data:
Net cash provided by operating
  Activities...................................       $  112.0      $  130.7   $   117.9      $    60.2   $      83.2
Net cash used in investing activities
  (or capital expenditures)....................         (231.4)       (222.7)      (148.9)        (73.1)       (117.1)
Net cash (used) provided by financing
  activities...................................          (10.6)         (2.5)      230.5            0.1          80.6

Other financial data (unaudited):
EBITDA (adjusted) (7)..........................       $  110.3      $  118.8    $   116.5     $    83.9   $      81.9
EBITDA (adjusted) margin (8)...................            55%           57%         59%            62%           70%


                                                                           As of December 31,
                                                     ----------------------------------------------------------------
                                                          2002          2001         2000          1999          1998
                                                     ----------------------------------------------------------------
                                                                             (in millions)

Balance sheet data:
Total current assets (4).......................        $  58.3       $ 189.4      $ 287.3       $  85.5       $  65.6
Communications, plant and other property (4)...        1,058.1         886.2        685.4         631.5         749.6
Total assets...................................        1,127.8       1,109.8      1,064.6         782.3         830.7
Total liabilities (4)..........................          108.8          72.6         59.0          63.1         111.5
Total shareholders' equity.....................        1,019.0       1,037.2      1,005.6         719.2         719.2

----------

(1) Includes results of operations for New Skies Networks Pty Ltd. for the nine-month period from March 31, 2000 (the date of acquisition) to December 31, 2000.

(2) Includes a one-time contract termination payment received in 2000 that resulted in a net positive impact of $19.7 million.

(3) After we began independent operations, we incurred additional operating costs, including the cost of in-orbit insurance, which we incurred for the first time in November 1998; costs associated with establishing commercially oriented marketing operations; and costs associated with tracking, telemetry and control and payload management operations. Those costs either were not included in any of the historical allocations of our predecessor's results in 1998 or were included at lower levels.

(4) In 1999, we terminated a contract for the construction of the KTV satellite due to the manufacturer's failure to deliver the satellite by the contractual deadline. Due to the termination of the KTV satellite construction contract, we originally:

          o reduced communications, plant and other property by $84.1 million;

          o recorded a receivable from the satellite manufacturer of $51.5 million;

          o eliminated a $17.1 million liability to the manufacturer of the KTV satellite; and

          o wrote off $15.5 million of previously capitalized interest and program management costs.

     The effect of this write-off was to turn net income of $7.9 million to a net loss of $2.2 million in 1999. In 2001, the Company received a reimbursement of payments previously made for the construction and program management of the satellite totaling $53.3 million. The award included the reimbursement of $1.8 million of previously expensed KTV project management costs.

(5) As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. This Standard eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited in March 2000. As a result of this impairment test, we recorded an impairment charge of approximately $23 million, which is classified as a cumulative effect of a change in accounting principle.

(6) Basic earnings per ordinary share for the years ending December 31, 2002, 2001, 2000, and 1999 is calculated by dividing the net income (loss) for that period by the weighted average number of ordinary shares outstanding for the respective period, which equaled 130.3 million, 130.6 million,
     107.4 million and 100.0 million shares for 2002, 2001, 2000 and 1999, respectively. We have computed earnings per ordinary share for the year ended December 31, 1998 on a pro forma basis assuming approximately 100.0 million shares had been outstanding for that year.

     Diluted earnings per share for the year ended December 31, 2001 takes into consideration the dilutive effect of stock options for approximately 141,000 ordinary shares, out of a total of 4,904,302 shares under options outstanding at the end of the period. The difference in the weighted average number of shares outstanding for 2001 resulted in no differences between basic and diluted earnings per share. Diluted earnings per share for the year ended December 31, 2000 takes into consideration the dilutive effect of stock options for approximately 691,000 ordinary shares, out of a total of 3,541,040 shares under options outstanding at the end of the period. The difference in the weighted average number of shares outstanding for 2000 resulted in no differences between basic and diluted earnings per share. In 2002 and 1999 we excluded a number of ordinary shares from this calculation that are not outstanding but relate to outstanding stock options that have not been exercised. To include these shares in the calculation would be antidilutive, because we had a net loss in those years.

     The share data for 1998 and 1999 has been adjusted to reflect a 10-to-1 share split effected on August 24, 2000.

(7) "EBITDA (adjusted)" as used in this annual report consists of operating income before depreciation and amortization, termination of the KTV satellite contract and cumulative effect of change in accounting principle due to goodwill. We believe EBITDA (adjusted) is an appropriate measure of our performance because the annual charge for depreciation, along with the 1999 charge for the termination of the KTV satellite contract and the cumulative effect of change in accounting principle relating to goodwill recorded in 2002, comprise a disproportionate share of our expenses. This information comes from our historical financial statements. We believe that earnings before interest, taxes, depreciation and amortization (EBITDA) is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. See Item 5 "Operating and Financial Review and Prospects -- Table 2 `- Reconciliation of EBITDA (adjusted) to net (loss) income'".

(8) EBITDA (adjusted) margin represents EBITDA (adjusted) as a percentage of revenues.

                            EXCHANGE RATE INFORMATION

     On January 1, 1999, the Euro was introduced as a new currency in The Netherlands and ten other European Union member states. The exchange rate at which the Dutch guilder has been irrevocably fixed against the Euro is NLG
2.20371 = (euro)1.00.

    Before January 1, 1999, there was no fixed exchange rate between the Euro and the U.S. dollar. The following table describes, for the periods and dates indicated, information concerning the noon buying rate for the Euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Amounts are expressed in U.S. dollars per (euro)1.00, and average figures reflect the average of the noon buying rates on the last day of each month during the relevant period.


                                     Rate at
Year Ended                          period end       Average          High            Low

December 31, 1999...............      1.0070         1.0653         1.1812            1.0016
December 31, 2000...............      0.9388         0.9232         1.0335            0.8270
December 31, 2001...............      0.8901         0.8909         0.9535            0.8370
December 31, 2002...............      1.0485         0.9454         1.0485            0.8594

Month Ended

October 31, 2002..............................................      0.9881            0.9708
November 30, 2002.............................................      1.0139            0.9895
December 31, 2002.............................................      1.0485            0.9927
January 31, 2003..............................................      1.0861            1.0361
February 28, 2003.............................................      1.0875            1.0708
March 31, 2003................................................      1.1062            1.0545
April 30, 2003................................................      1.1180            1.0621
May 31, 2003..................................................      1.1853            1.1200

The noon buying rate for the Euro on June 25, 2003 was (euro)1.00 = $1.1592.

                                  RISK FACTORS

 Risks Relating to Our Business

A significant launch delay or launch failure could affect our ability to satisfy demand for our services, to generate future revenues and, in certain cases, to maintain our legal rights to use the orbital location from which the satellite was to operate.

    At this time, we have plans to launch one new satellite (NSS-8) in the fourth quarter of 2004. NSS-8 will be used to replace our existing NSS-703 satellite. NSS-703, which has an anticipated commercial life ending in 2009, will then be relocated to a different orbital location. Based on a variety of considerations, we may choose to launch additional new and replacement satellites in future years.

    The launch of any future spacecraft may not take place as scheduled. Delays in launching satellites are quite common and can result from construction delays, the unavailability of the launch vehicle when construction has been completed, and other factors. We also may experience delays in achieving operational service after launch. If we were to experience a material delay in launching and placing into service a replacement satellite, the delay could adversely affect our ability to continue providing services to existing customers and, thereby, adversely affect our future revenues. More generally, a material delay could defer our ability to generate future revenues. In addition, because our rights to use our authorized orbital locations expire if we do not place a satellite into operation within a specified period of time, a significant launch delay could cause us to lose our rights to make use of the orbital location intended for that satellite.

    Satellites are subject to launch failure. The overall historical loss rate for all launches of commercial satellites in fixed orbits is estimated to be approximately 10 percent, but may be higher. Launch failure rates vary according to the launch vehicle used. We expect to use a 6,000 kg payload variant of the Sea Launch Zenit-3SL vehicle to launch NSS-8.

    In the event of a launch failure, we likely would face a significant delay in constructing and launching a replacement satellite. Typically, the construction and launch of a satellite takes at least two, and sometimes more than three, years to complete. A launch failure for a replacement satellite could affect our ability to continue providing service to existing customers and, thereby, adversely affect our revenues. More generally, a launch failure could adversely affect our ability to expand our available capacity. Although we would endeavor to accommodate customers on one of our other satellites or, potentially, by using capacity leased from a third party, a launch failure could adversely affect our ability to generate future revenues. In addition, in certain cases, a launch failure could cause us to lose our rights to make use of the orbital location intended for that satellite.

We may experience satellite equipment failures that impair the commercial performance of our satellites, which could lead to lost revenues.

    During and after their launch, satellites are subject to in-orbit equipment failures, including for example circuit failures, transponder failures, solar array failures, battery cell failures, satellite control system failures, and propulsion system failures. These failures can degrade commercial performance, reduce transmission capacity, shorten the commercial lives of satellites, or otherwise limit their revenue generating ability.

    We anticipate that NSS-5, NSS-6, NSS-7, NSS-703, and NSS-806 will have commercial lives in excess of 12 years from their respective launch dates, but we cannot assure you that this will be the case. A number of factors will affect the anticipated commercial lives of our satellites, including:

     o the amount of propellant used in maintaining orbital position or relocating to a new orbital position;

     o    the durability and quality of their construction;

     o    the performance of their components; and

     o    operational considerations, including operational failures.

    To date, we have not experienced any catastrophic in-orbit failures. Certain of our satellites, however, have experienced component failures. There is a possibility that one or more transponders or other key components on any of our existing or future satellites may cease to work in accordance with design specifications during the satellite's anticipated commercial life. While, in many cases, back-up components or reconfigurations allow for the continued operation of an affected transponder or component, it is possible that individual transponders or components may become inoperable. We cannot assure you that normal operations could be restored through redundant transponders or other redundant components on the satellite or that failed components could be replaced with other components. Where service cannot be restored, the failure would cause the satellite to suffer performance degradation or to cease operating prematurely, either in whole or in part.

     Our satellites may suffer from other problems, such as a loss of propellant, greater than anticipated use of propellant during launch, or malfunctions that could reduce their maneuver or commercial lives. Acts of war, magnetic, electrostatic or solar storms, space debris or micrometeoroids could also damage our satellites.

    Any full or partial failure of one of our satellites could cause our revenues to decline and adversely affect our ability to generate future revenues. In addition, a failure could cause us to have to expedite our planned replacement program and thereby affect our financing needs and our ability to use available funds for other purposes.

We may experience a failure of our satellite or ground operations infrastructure that impairs the commercial performance of our satellites or the services delivered over our satellites, which could lead to lost revenues.

    We operate a primary Satellite Operations Center (SOC) at our headquarters in The Hague. In addition, we maintain a remote, fully functional, routinely tested back-up facility for our SOC in Redu, Belgium. Signals from our SOC are transmitted to our satellites through our own teleport facilities and through teleports owned by third parties. We may experience a failure in necessary equipment in our SOC, in our back-up facility, or in the communication links between these facilities and remote teleport facilities. A failure affecting our tracking, telemetry and control operations might cause us to be unable to communicate with our satellites or to transmit an incorrect instruction to the satellites. This could lead to a degradation in satellite performance or to the loss of one or more of our satellites, and could adversely affect our future revenues.

    We also provide communications services through our own teleport facilities and through teleports owned by third parties. We may experience a failure in necessary equipment in one of our teleports or in a third-party teleport. A failure of necessary ground-based communications equipment could lead to a loss of revenues from customers who were not provided with the proper transmission services, which could adversely affect our revenues.

Insurance expenses may increase, or insurance may become unavailable.

    We insure our satellites both during launch and during their in-orbit operational lives. Launch insurance currently costs approximately 15 percent to 25 percent of the insured amount, but may vary depending on market conditions, the safety record of the launch vehicle and the performance record of similar satellites built by the same manufacturer. In-orbit insurance generally costs between 1 percent and 3 percent of the net book value of the insured satellite each year.

    Insurance costs have increased substantially in recent years and could increase further for any number of reasons. In particular, the cost of launch insurance could increase significantly based on one or more launch failures involving launch vehicles used by us, launch vehicles similar to those to be used by us, or launch vehicles in general. The cost of in-orbit insurance may increase based on the failure or degradation of one of our in-orbit satellites, the failure of another satellite of a similar series owned by another operator, or satellite failures in general.

    If rates were to rise substantially, our operating costs would increase. In addition, we might conclude that it does not make business sense to obtain third-party insurance. It is also possible that insurance could become unavailable, either generally or for a specific launch vehicle, satellite series, or a particular satellite, or that new insurance could be subject to broader exclusions on coverage.

Our insurance for satellite operation and for future satellite launches will not protect us against all satellite-related losses.

    In the event of a total or partial failure of a satellite, our in-orbit insurance will reimburse us for the proportion of the net book value of the satellite lost as a result of the failure, unless the cause of the failure is subject to a policy exclusion. The insurance will not protect us, however, against business interruption, lost revenues or delay of revenues.

    We plan to obtain insurance for the launch of any future satellite. Typically, launch insurance covers the replacement cost of the satellite, the launch, and the insurance, but does not protect us against business interruption, lost revenues, delay of revenues or other issues arising from the launch failure or other operational problems covered by the launch insurance policy.

    Both launch and in-orbit insurance policies include, or can be expected to include, specified exclusions, deductibles and material change limitations that are customary in the industry at the time the policy is written.

The loss of customers, particularly our large customers, may reduce our future revenues.

    The top ten purchasers of our services accounted for, in the aggregate, approximately 48 percent of our revenues in 2002, 42 percent of our revenues in 2001, and 47 percent of our revenues in 2000. If we fail to maintain our relationships with our major customers, if we fail to replace them, if we lose them or if there is reduced demand from them, it could result in a significant loss of revenues.

    More generally, our customers may fail to renew or may cancel their contracts with us, which could negatively affect future revenues.

The loss of key employees could impede our ability to implement our business plan.

    We rely on a number of key employees. Many of these key employees have been recruited away from their home countries to work in the Netherlands or in our other international offices and may intend to return to their home countries in the future. Our key employees have highly specialized skills and extensive experience in their respective fields, and their individual contributions to our operations may be difficult to replace due to the scarcity of candidates of comparable caliber and experience. Accordingly, the loss of some or all of these employees could adversely affect our ability to manage our operations and to execute our long-term business strategy.

We may not have access to sufficient capital to pursue future growth opportunities.

    We have sufficient funding to complete the construction and launch of the NSS-8 satellite. However, in the event that we choose to launch new or replacement satellites, it is possible that we may not have, or be able to obtain, the financing required to fund such procurements.

    In addition, if we were to choose to engage in any major business combination or similar strategic transaction, we may require significant external financing in connection with such a transaction. Depending on market conditions, investor perceptions of us, and other factors, we may not be able to obtain capital on acceptable terms, in acceptable amounts, or at appropriate times to implement any such transaction.


Risks Relating to Our Industry

Changes in technology could make our business obsolete.

    Continuing technological changes in the telecommunications industry could undermine our competitive position or make our satellite system obsolete, either generally or for particular types of services. Particular technological developments that could adversely affect us include the deployment by our competitors of new satellites with greater power, greater flexibility, greater efficiency or greater capabilities, as well as continuing improvements in ground-based wired and wireless technologies.

Overcapacity and competition in the satellite industry and among terrestrial competitors may adversely affect our ability to sell our services, exert downward pressure on prices, or both.

    While we believe that capacity on different satellites or satellite systems can be distinguished from other satellite capacity in some respects, the provision of satellite-based capacity and services can be subject to commodity-like price pressures. In addition, while satellite communications services and ground-based communications services are not perfect substitutes, we compete in certain markets and for certain services with providers of ground-based services.

    Supply of satellite- and ground-based services can increase for a number of reasons, including:

     o the launch of new satellites with higher power levels, enhanced connectivity, on-board switching or greater frequency re-use, each of which can lead to increased capacity and lower per-transponder costs;

     o the creation of new providers of satellite-based services, which can introduce new competition;

     o wider availability of fiber optic cable and other non-satellite transmission services, which can result in less expensive alternatives, particularly for point-to-point transmission; and

     o the implementation of new transmission technologies, such as improved signal compression, which can reduce the transponder capacity required to transmit the same information.

    Where fiber optic networks or other ground-based high-capacity systems are available and capable of supporting a particular type of transmission with comparable service parameters (e.g., ease of installation, coverage, speed, and quality of signal), that capacity is generally less expensive than satellite capacity. Further expansions in the reach of terrestrial-based networks may induce our customers to shift their transmissions to non-satellite capacity or make it more difficult for us to obtain new customers, thereby adversely affecting our current and future revenues.

    Similarly, over-capacity and competition in the satellite industry may make it more difficult for us to sell our services and to maintain our prices for the capacity that we do sell. This, in turn, could adversely affect our revenues and our ability to increase our revenues over time.

Demand for satellite services, including bundled services, may not develop in the manner we anticipate.

    Demand for satellite-based transmission services may stop growing, or may even shrink. A lack of demand could adversely affect our ability to sell our services and to develop and successfully market new services, could exert downward pressure on prices, or both. This, in turn, could adversely affect our revenues and our ability to increase our revenues over time.

Some of our competitors have greater resources than we do, which may make them better able to compete in terms of pricing, service offerings, marketing, name recognition, product development, or otherwise.

    The satellite services industry is highly competitive. We compete with a number of established service providers, including global and regional satellite service providers, resellers of satellite capacity, and other service providers. Some of our competitors have long-standing customer relationships; enjoy close ties with regulatory authorities or more favorable regulatory treatment; and/or have the ability to subsidize competitive services with revenues from services they provide as a dominant or monopoly carrier. Many of them are substantially larger than we are and have financial resources, experience, marketing capabilities and name recognition that are substantially greater than ours. As a result, they may have a competitive advantage over us.

We face risks in operating our business globally.

    We face certain risks as a result of the global nature of our business. Certain countries may impose withholding taxes on us or on our customers or deem us to have a permanent establishment in their country. These taxes may make our services more expensive for customers or impose an unanticipated tax burden upon us. In addition, such tax burdens may not be imposed equally on our competitors and may not be alleviated or subject to appeal under existing tax treaties. We also may face difficulties in enforcing our contracts in certain countries. Finally, while our contracts generally are denominated in U.S. dollars, and therefore are not sensitive to our customer's local currency exchange fluctuations, in some countries economic conditions and currency transfer restrictions may make it difficult for some of our customers to meet their payment obligations or to make payments in U.S. dollars.

We may not be able to take advantage of, or may be made less competitive as a result of, industry consolidation.

    We may pursue acquisitions, joint ventures or other strategic transactions on an opportunistic basis as consolidation of the satellite services industry continues to unfold. Our principal focus is likely to be on the acquisition of, or strategic combination with, another satellite operator as and when suitable opportunities arise, and on the acquisition of rights to use additional orbital locations. Under appropriate circumstances, we also would consider acquiring additional individual in-orbit satellites, transponders on existing in-orbit satellites, or other established facilities and components necessary for the provision of bundled services. However, we may not find or be able to take advantage of any suitable opportunities.

    In addition, industry consolidation could adversely affect us by increasing the scale or scope of our competitors and thereby making it more difficult for us to compete.


Risks Relating to Regulation

Our rights to use the orbital locations from which our satellites operate are subject to regulation at the national and international levels.

    There are a limited number of orbital locations in space from which one can operate the type of satellites that we operate. Rights to make use of these orbital locations, and the frequencies over which commercial satellites transmit, are regulated by the International Telecommunication Union, known as the ITU. Under the treaty and regulations currently in effect, the Government of the Netherlands has obtained the rights to use the orbital locations and frequencies used by our satellites, as well as rights to use certain additional orbital locations and frequencies. We cannot guarantee that the ITU will not change these rules in the future. A change in these regulations could limit or preclude our use of some or all of our existing or future orbital locations or frequencies.

    The Government of the Netherlands authorizes us to make use of the orbital locations and frequencies that we use for our existing satellites, as well as at a number of additional orbital locations. While the government has authorized us to use these orbital locations, we cannot guarantee that it will not modify or revoke this authorization. A modification or revocation could limit or preclude our use of some or all of our in-use or presently unoccupied orbital locations, or some or all of the frequencies we currently use at these orbital locations.

    With respect to the primary frequencies used by commercial geostationary satellites, the ITU rules grant rights to member states (which are the national governments party to the ITU treaty) on a "first-in-time, first-in-right" basis and set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that exceed those of the satellite it replaces, with other satellites. The coordination process may require us to modify our proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. Those modifications may mean that our use of a particular orbital position is restricted, possibly to the extent that it may not be commercially desirable to place a new satellite in that location. In certain countries, failure to resolve coordination issues may be used by regulators as a justification to limit or condition market access by foreign satellite operators. In addition, while the ITU's rules oblige later-in-time systems to coordinate their operations with us, we cannot guarantee that other operators will operate in a manner that does not adversely affects our operations.

    Under the ITU's rules and our authorization from the Dutch government, we must begin using our authorized orbital locations and frequencies within a fixed period of time. If we do not begin or reinstate use of a particular orbital location within the applicable deadline, we will lose our priority rights to use that orbital location.

We are subject to regulatory and licensing requirements in each of the countries in which we provide services, and our business is sensitive to regulatory changes in those countries.

    The satellite business is heavily regulated. In particular, we are subject to and need to comply with the laws and regulations of the European Union, the Netherlands, and the national and local governments of other countries to, from, or within which we provide services. In addition, while many countries are permitting increased competition, some countries continue to have laws and regulations that may impede or prohibit foreign service providers from entering their markets. These laws and regulations may affect our ability to use frequencies and to provide satellite capacity and some or all satellite-based services in specific regions, or to particular types of customers in a given jurisdiction.

    Obtaining and maintaining the required regulatory approvals can involve significant time and expense. Our inability to obtain and maintain particular approvals may delay or prevent our ability to offer some or all of our services and adversely affect our revenues.

    Generally, once we have received a regulatory authorization, we need an additional authorization only if we introduce new services or place a new or replacement satellite into operation. However, countries may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, and these changes could occur at any time. Such changes may make it more difficult for us to obtain or maintain authorizations, cause our existing authorizations to be cancelled, require us to incur additional costs, or otherwise adversely affect our operations and revenues.

Export control and embargo laws may preclude us from obtaining necessary satellites, parts or data or providing certain services in the future.

    U.S. companies and companies located in the United States must comply with U.S. export control laws in connection with any information, products, or materials that they provide to us relating to satellites, associated equipment and data and with the provision of related services. If these entities cannot or do not obtain the necessary export or re-export authorizations from the United States government, we must obtain such authorizations ourselves. It is possible that, in the future, they and we may not be able to obtain and maintain the necessary authorizations, or existing authorizations could be revoked.

    If our manufacturers and we cannot obtain and maintain the necessary authorizations, this failure could adversely affect our ability to:

     o    procure new U.S.-manufactured satellites;

     o    control our existing satellites;

     o    acquire launch services;

     o    obtain insurance and pursue our rights under insurance policies; or

     o    conduct our satellite-related operations.

    In addition, if we do not properly manage our internal compliance processes and were to violate the terms of a license, it could have a material adverse effect on our ability to maintain or obtain licenses and could result in civil or criminal penalties.

    We must comply with Dutch and E.U. embargo laws. In addition, some of our subsidiaries, employees and services are subject to the embargo laws of other jurisdictions, including the United States. This may adversely affect our ability to provide satellite-based services to entities in countries subject to an embargo.

Other Risks

Provisions of our articles of association could be used to delay, or otherwise impede, a change of control in certain circumstances.

    Our shareholders have authorized us to enter into, and we have entered into, an option agreement with a Dutch foundation, under which it may acquire a number of governance preference shares equal to the aggregate number of outstanding ordinary shares and financing preference shares minus one by making a payment equal to one-quarter of the nominal value of those governance preference shares. Under the terms of the agreement, the foundation may exercise the option only if a person or group of persons acting collectively has acquired shares or voting rights for 30 percent or more of our outstanding ordinary shares and either has not made a bona fide public offer for all our remaining outstanding ordinary shares or has made such an offer but did not acquire more than 50 percent of the outstanding ordinary shares in our capital in response to the offer, taken together with the shares that person or group held at the time it made the offer.

    Under the terms of the agreement, the foundation must make the governance preference shares available to us for repurchase or cancellation if:

     o the person or group of persons ceases to hold shares or voting rights for 30 percent or more of our outstanding ordinary shares;

     o our board of management, after consultation with our Supervisory Board, has approved the aforementioned acquisition; or

     o the offeror has made a bona fide public offer for all of our outstanding ordinary shares and in response to the offer has acquired more than 50 percent of our shares, including shares held by the offeror or group associated with the offeror prior to the offer.

    Because the governance preference shares have the same voting rights as ordinary shares, their issuance could make it more difficult for another entity to acquire control of us under circumstances described above.

Our share price may be adversely affected by the actual or perceived availability for sale of a large number of our shares.

    Historically, our shares have exhibited relatively thin daily trading volume on both the Euronext Amsterdam N.V. exchange and the New York Stock Exchange. Because our shares are not heavily traded, the price of our ordinary shares may be adversely affected by sales of large numbers of shares by existing shareholders, or by the perception that such sales may occur.


ITEM 4.  INFORMATION ON THE COMPANY

                                    BUSINESS

Overview

    Our official name is "New Skies Satellites N.V.". Our principal offices are located at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and our telephone number is +31 70 306 4100. Our company was created on April 23, 1998 as a limited liability company (naamloze vennootschap) organized under the laws of The Netherlands.

    We are a satellite communications company with global operations and service coverage. We began independent operations as a privatized, commercial spin-off from INTELSAT, an intergovernmental organization, on November 30, 1998. At that time, INTELSAT transferred to us certain assets and liabilities, including satellites and related contracts.

    Today, we operate a network of six (6) satellites located at five (5) different fixed orbital positions above the earth, including two (2) satellites that we have designed, constructed, launched and placed in commercial operation since our creation in 1998. We also have one additional satellite (NSS-8) that is currently under construction. Our customers can access one or more of our geostationary satellites from almost any point around the world. We also have ground-based infrastructure to operate our satellite network and to provide additional services to access the terrestrial communications network for data, voice, video, and Internet services. We have developed and expanded the business we inherited - the simple provision of satellite-based transponder capacity to telecommunications carriers and to brokers and integrators who resell it to third parties - into a broader business where we also provide value-added services and bundled products directly to a broader base of customers further down the communications distribution chain.

    The headquarters of our operations is in The Hague, The Netherlands. We have established sales and marketing regional offices or liaison offices in Beijing, Hong Kong, Johannesburg, New Delhi, Sao Paulo, Sydney, Singapore and Washington D.C., to provide regional sales support to our worldwide customer base.

    We completed our initial public offering in October 2000 and listed our ordinary shares on the official segment of Euronext Amsterdam N.V. and our American Depositary Shares on the New York Stock Exchange.

2002 Key Events

     o Daniel S. Goldberg became Chief Executive Officer (CEO) of New Skies on January 1, 2002, having served the previous two years as New Skies' Chief Operating Officer and, prior to that, as New Skies' General Counsel. Mr. Robert Ross, New Skies' CEO from its creation in 1998 through 2001, will be available as an external advisor to the Company through mid-2004.

     o In 2002, we launched two new satellites, NSS-7 in April and NSS-6 in December. The addition of these two new state-of-the-art satellites increased our total inventory of station-kept satellite capacity from 194 transponders(1) to 324 transponders, an increase of approximately 67 percent.

     o NSS-7 was placed in commercial service on May 30, 2002. It replaced two existing satellites at 338.5o E.L., the NSS-K and NSS-5 (formerly NSS-803) satellites. Customer traffic on the NSS-K and NSS-5 satellites was transitioned to NSS-7. The transition was completed in August 2002. The NSS-K satellite was subsequently decommissioned. We drifted the NSS-5 satellite to the Pacific Ocean Region to 183o E.L. in order to replace another satellite, NSS-513.

     o Following the transition of traffic from NSS-K and NSS-5, we drifted NSS-7 one-half a degree from 338.5o to 338o E.L. to comply with a July 2002 directive of the Netherlands regulatory authority and to meet international frequency coordination requirements. The drift of NSS-7, which began in November 2002, was completed in January 2003 without significant disruption to customer services.

     o The NSS-6 satellite was launched on December 17, 2002 and placed in orbit at 95o E.L. It was placed into commercial operation in February 2003.

     o We made a decision to "re-purpose" the NSS-8 satellite. NSS-8 had an original delivery date of August 2003 and was intended to provide capacity over the Americas at 105o W.L. We decided to re-purpose the satellite as a replacement for the NSS-703 satellite that now operates in the Indian Ocean Region. Working closely with the satellite's manufacturer, Boeing Space Systems, we have been able to re-purpose the satellite at a minimal incremental cost. We expect to launch NSS-8 during the fourth quarter of 2004.

     o We strengthened the ground infrastructure supporting our value-added service offerings by adding a new digital platform in our Washington Mediaport and entering into agreements with third-party teleport service providers in the United Kingdom (Kingston Inmedia) and Singapore (ST Teleport).

     o During 2002, we operated one of the most reliable satellite fleets in the industry, with a 99.998 percent fleet-wide satellite availability rate.

     o Following our adoption of SFAS No. 142 on January 1, 2002, we took a one-time non-cash write-off of $23.4 million reflecting the unamortized goodwill that the Company had been carrying on its balance sheet from its March 2000 acquisition of AAPT Sat-Tel Pty Ltd. (which was subsequently renamed New Skies Networks, Pty Ltd).

     o In October 2002, we initiated a share buyback program to repurchase up to ten percent of our then outstanding shares at prevailing market prices. Share repurchases began in November 2002.


------------
(1) Unless otherwise indicated, when used in this document, the term "transponder" means "36 MHz-equivalent transponder", consistent with satellite industry practice. The number of actual physical transponders may differ from the number of 36 MHz-equivalent transponders.


Our Strategy

    Our management has sometimes described 2002 as a "bridge year" for New Skies, bridging the high-growth period we achieved using the assets we inherited from our predecessor to the high-growth period that we anticipate achieving using the new satellites that we have constructed and launched on our own. In 2002, we successfully launched two new satellites and made other important adjustments to the configuration of our satellite constellation. As a result of these events, we were obligated to idle a certain amount of our satellite fleet's capacity in order to achieve the required deployments and corresponding traffic transitions among satellites in the fleet. By doing so, however, we believe that we have now positioned the company to take advantage of future growth opportunities consistent with our long-term strategy.

    Our long-term strategy is to offer a seamless global satellite network to meet our customers' requirements for the transmission of their video, voice and data services. We combine our satellite resources with ground-based communications facilities, some of which we own and others which we procure through third parties (to whom we refer as "our partner teleports"), as needed, in order to provide customers with bundled services that meet their transmission and platform needs.

    We intend to grow our business by:

     o Selling the capacity on our existing satellites - With the launch of NSS-6 and NSS-7, we expanded our inventory of station-kept satellite capacity from 194 transponders to 324 transponders, an increase of approximately 67 percent. Much of the additional capacity has been added in regions where we perceive demand to be increasing, namely South Asia, the Middle East and Africa. We intend to sell our available capacity through a combination of:

          -    proactive marketing;

          - providing "value-added services", which bundle satellite capacity with ground-based services such as Internet protocol and other platform services (including video services) available through our teleport facilities or those of our partner teleports; and

          -    pricing our available capacity competitively.

          While we expect our fleet to grow over time, we will enter into procurement contracts for new satellites only where we have a demonstrated need for additional capacity and a sound business case for the particular satellite. As we add new satellites or move existing satellites to new orbital locations, we will undertake focused marketing campaigns in order to maximize the sales of new capacity and to highlight the value of new service areas to our customers.

     o Maintaining and augmenting a diverse customer base - We market and provide our satellite capacity to major broadcasters, distributors and telecommunications providers, and to customers further down the distribution chain. Our provision of bundled services has aided us in achieving an expansion in our customer base over the past four years, and we expect this trend to continue. As we augment and diversify our customer base, we endeavor to retain a balanced mix among customers with regard to both service type and region. This balance helps position us to be able to capture new demand wherever it may arise, and to reduce the risks associated with over-reliance upon any one market segment or geographic region.

     o Expanding the services we offer to include a range of selected bundled services - In addition to continuing to provide space segment-only services to certain customers, we provide value-added services which bundle space segment with services provided through ground-based facilities, such as video and Internet protocol platforms which reside in our own teleports or in our partner teleports.

     o Acquiring other businesses and entering into strategic transactions - We also intend to pursue acquisitions, joint ventures or other strategic transactions on an opportunistic basis as consolidation within the satellite services industry continues to unfold. Our principal focus is likely to be on the acquisition of, or strategic combination with, another satellite operator as and when suitable opportunities arise, and on the acquisition of rights to use additional orbital locations. Under appropriate circumstances, we also would consider acquiring additional individual in-orbit satellites, transponders on existing in-orbit satellites, or other established facilities and components necessary for the provision of bundled services.

Our Services

    We currently offer satellite capacity for different applications, which may be grouped as follows:

     o    video transmission;

     o private data and voice networks and traditional telephony applications; and

     o    Internet-related services.

    Video Transmission

    Our C- and Ku-band global satellite fleet is well-suited to distribute video signals, on both a point-to-point and point-to-multipoint basis, to ground-based broadcasting systems around the world, directly to some private telecommunications networks used by businesses via small antennas, and for direct-to-home (DTH) applications. We estimate, based on frequency plans supplied by our customers, that video transmissions have comprised the single largest source of our revenues since we began independent operations, and represented approximately 41 percent of our revenues in 2002.

       Cable and Broadcast Television Distribution

    We broadcast television channels to international, regional and national cable and television networks in Latin America, the Middle East, Africa and India. This makes our satellites attractive to potential customers for satellite capacity who would also like to transmit similar or related programs to those cable or television systems. These groupings of similar channels that develop are referred to as "neighborhoods". As it can be difficult to redirect the ground-based antennas, or cable head-ends, of a local cable network that has multiple antennas, and because groupings of popular channels tend to build viewer loyalty, video broadcasters often try to develop neighborhoods in markets with relatively homogeneous viewing characteristics. The New Skies satellites with significant video neighborhoods are:

     o NSS-806, which currently reaches cable headends throughout Latin America, Western Europe and parts of North America and has one of the leading video neighborhoods in Latin America;

     o NSS-7, from which an offering of leading French language channels, such as TV5 Afrique, Canal+Horizons, MCM and CFI target the African market; and

     o NSS-703, which is a key distributor of news and entertainment programming throughout Africa, the Middle East and Asia.

       Television Contribution Services

     We provide our broadcast customers with capacity for both regular television contribution feeds and occasional coverage of special sports, news or other scheduled events and fast-breaking news stories of global and local interest. Contribution feeds are signals collected by programmers from multiple sources or transmitted from the location where specific events are taking place back to video production facilities. Our customers use contribution feeds to integrate different segments or special events into a consolidated video program for broadcast to their customers. We provide television contribution services on a long-term basis to customers who have a regular need for such services. For example, the European Broadcast Union (EBU), a group of 119 broadcasters from 80 countries, uses capacity on the NSS-7 satellite and our Washington Mediaport for the delivery of contribution footage from the United States to its member broadcasters throughout Europe and the Middle East.

     We also allocate specific capacity for occasional-use services on a short-term basis for customers who have a temporary need for capacity. We have a special booking operation for television contribution services to accommodate major broadcasters such as the EBU, CNN, Reuters and the BBC. Demand for short-term services is event-related and sometimes unpredictable. Customers generally request short-term contribution services either in connection with major international sporting events, such as the Olympics or World Cup, or in connection with major breaking news events that attract sustained international attention.

    Data and Voice

    We provide transponder capacity for the operation of private data and voice networks for governments and businesses in various countries, usually through carriers, third-party resellers, and other network integrators. Our satellites support high-bandwidth transmissions, which allow these customers to transmit information quickly and reliably using relatively small antennas known as VSATs (very small aperture terminals), which can be located on a business rooftop. Private networks use VSAT antennas to create a dedicated, interconnected communication link allowing various geographically dispersed sites to connect into a central location. Each remote site is able individually to send and receive information directly to and from the central site.

    We also provide transponder capacity for a number of telephone applications worldwide. The majority of this business has been the transmission of telephony on behalf of intermediaries and resellers to and from major post, telephone and telegraph administrations. We have also begun to market these services to customers in countries where regulators are opening the telecommunications market to competition, particularly in Asia and Africa. These markets may offer substantial demand and new opportunities to provide telephony and related services at profitable levels.

    In 2002, satellite capacity used for data and voice service applications accounted for approximately 32 percent of our total revenues, increasing from 30 percent of total revenues in 2001. We expect continued demand for capacity to provide data and voice services in 2003, driven in part by government requirements for these services and in part by increasing requirements for international long-distance voice services from newly authorized service providers in countries undergoing telephony deregulation. These sources of demand have helped to counter-balance the general trend toward the use of fiber optic networks for voice services, and we expect that this segment will continue to contribute to our revenues over time (although possibly at declining levels).

    Internet-Related Services

    Our satellites connect Internet service providers, businesses and other customers further down the signal distribution chain who may be in locations that do not currently have a direct high speed connection to the U.S. or European Internet backbone. For example:

     o NSS-703 provides a high-bandwidth Internet connection between the Indian subcontinent and South East Asia and the European Internet backbone;

     o NSS-7 provides high-bandwidth connectivity between European Internet service providers and the United States and between the Middle East and Africa and the Internet backbone; and

     o NSS-806 serves the same function for this traffic from the United States to South America.

    Our primary suite of branded Internet bundled service offerings is called IPsys(R). These offerings are capable of providing high-speed Internet backbone connections to Internet service providers, or ISPs, in virtually all regions of the globe. Since the launch of our IPsys(R) service in May 2000, sales have been strong. At present, we provide Internet connectivity to customers in India, the Middle East, Africa, Latin America, and other regions. We target Internet service providers, multinational corporations and broadcasters for IPsys(R) and related bundled services.

    To support our IPsys(R) service offerings, we built and operate our own Network Operations Center, and have installed high-bandwidth digital video broadcast (or DVB) and frame-relay platforms at the ground facilities through which we connect to the Internet backbone, as well as other performance-enhancing equipment.

    Revenues from Internet-related traffic represented approximately 27 percent of our total revenues in 2002, down slightly from 29 percent of revenues in 2001.

Sales and Marketing and Customers

    We have significantly broadened and expanded our customer base since our creation in order to increase revenue opportunities while reducing the risks associated with selling to a limited number of customers. In addition to providing services to large telecommunications companies, we now also provide transponder capacity and other services directly to other commercial resellers, such as network system integrators, ground stations or capacity brokers, as well as to some of the larger customers further down the distribution chain.

    During 2002, we provided service under contract to more than 240 customers worldwide. Our ten largest customers represented approximately 48 percent of our total revenues in 2002.

    Our sales and marketing personnel are divided into six regions: (i) North America; (ii) Latin America; (iii) Europe; (iv) Asia Pacific; (v) India, the Middle East and Africa; and (vi) Australasia. We currently have approximately 76 employees who sell, market and provide sales support for our services worldwide.

    We manage our sales, marketing and billing activities from our headquarters in The Hague. We also have established regional sales or liaison offices in North America (Washington DC), South America (Sao Paulo), Asia (Singapore, Hong Kong, Beijing and New Delhi), Africa (Johannesburg) and Australia (Sydney).

    Contracts

    In 2002, we signed 333 new contracts with our customers. Our contracts generally are denominated in U.S. dollars; provide for payment monthly in advance; are non-preemptible and non-cancelable during the term (or allow customers to cancel their commitments only under certain limited conditions and the payment of significant penalties); and otherwise provide a level of protection consistent with industry practice. Although the contracts can be terminated in the event of certain capacity malfunctions, we generally have a cure period. A small percentage of our current contracts (approximately 10 percent) were assigned or otherwise transferred to us by our predecessor and may have terms and conditions that differ from our standard agreements (e.g., payment quarterly in arrears rather than monthly in advance).

    Backlog

    For 2002 backlog, see Item 5, "Operating and Financial Review and
Prospects".

Our Satellites

    We currently operate and provide commercial service through a network of five (5) communications satellites positioned in fixed (station-kept) geosynchronous orbits (NSS-5, NSS-6, NSS-7, NSS-703 and NSS-806). We have one additional satellite, NSS-513, which is in inclined orbit and is not currently being used to provide commercial services. We have one additional satellite, NSS-8, currently under construction, and have also received authorizations from the Dutch government to use certain additional orbital locations for future satellites.

    For 2002, we operated one of the most reliable satellite fleets in the industry, with a 99.998 percent fleet-wide satellite availability rate.

    Our satellites are located approximately 22,300 miles (35,700 kilometers) above the earth. We operate five of our satellites in station-kept mode, which means that they maintain their geosynchronous position over the equator within tightly controlled limits (plus or minus .05o). Because of this control, most earth antennas within a satellite's beam can communicate continuously with the satellite without having to track it in orbit. Our oldest satellite, NSS-513, is in geosynchronous orbit, but it is not station-kept. While we keep the satellite in the same east-west position above the earth, we allow it to drift north and south relative to the equator which we call "inclined orbit" operation. It is typical in the industry to operate a satellite that is near the end of its useful life in an inclined orbit mode.

    Our newest satellites, NSS-6 and NSS-7, are designed to carry additional and more powerful transponders than the satellites that we inherited from our predecessor at the time of our creation, although to a limited extent our ability to use additional power and frequencies may be limited by technical and regulatory limits (including, for example, those agreed to in relevant coordination agreements). They were also designed to provide better connectivity and to allow for more operational flexibility than our inherited satellites.

    In-Orbit Satellites

       NSS-5

    In 2002, we relocated NSS-5 (formerly known as NSS-803) from 338.5o E.L. to its current orbital location at 183o E.L. to replace NSS-513. NSS-5 was brought into commercial use in its new location in January 2003.

    NSS-5 is our principal connectivity satellite for the Pacific Ocean Region and provides coverage of certain areas in North America, Asia and Australia. NSS-5 is one of the few satellites that can connect North America with all major destinations in the Pacific Rim. NSS-5 provides station-kept capacity with high performance and greater throughput than the NSS-513 satellite. Access to the satellite from the West Coast of the United States, Canada and Mexico can be achieved at C-band frequencies on global, hemispheric or zone beams. The satellite also has a steerable Ku-band spot beam over North America that can provide additional connectivity and can include Hawaii. Over Asia, a second steerable Ku-band spot beam has initially been deployed over Japan and Korea. The western zone beam of NSS-5 covers major destinations such as China, Hong Kong, and Singapore. Hemispheric coverage extends from the north of China to Australia and New Zealand.

    One of two duplicate power subsystem units on NSS-5 - a low-voltage bus converter - stopped operating in 2002. The manufacturer of the satellite has informed us that the duplicate unit that is currently not operational should automatically restart if the single unit that is currently operating fails. If this did not occur, the satellite might prematurely cease to operate (although we believe that there is only a low risk that the currently operating unit will fail and that other unit will not restart).

       NSS-6

    NSS-6 was launched successfully on December 17, 2002 to the 95(degree) E.L. orbital position (over the Asia-Pacific Region) and was placed into service in early 2003.

    NSS-6 is equipped with 60 36-MHz-equivalent Ku-band transponders. From the orbital slot at 95o E.L., NSS-6's six high power Ku-band beams provide coverage of India, China, the Middle East (including Cyprus and Southern Africa), Australia, Southeast Asia and Northeast Asia. Additionally, NSS-6 has 10 uplink spot beams in the Ka-band, fixed on the strategic markets of Hong Kong, Shanghai, Beijing/Tianjin, Wuhan, Taiwan, Seoul, Tokyo/Osaka, Mumbai, Bangalore/Chennai, Delhi, Sydney and Melbourne. Each of the Ka-band uplinks can be used in lieu of one Ku-band uplink.

    NSS-6 has significantly greater Ku-band capacity and power than any of our current satellites. The design of NSS-6 permits extensive transponder switching among beams, allowing us to reassign capacity among geographic regions in response to market demand. Moreover, NSS-6 has a broad coverage area and a high degree of intra-satellite interconnectivity, which will make it possible, depending on the relevant transmission, for a customer to uplink a signal from one region and downlink that signal to a different region using a different transponder.

    NSS-6 is designed to serve a wide range of customers, including broadcasters, telecommunications carriers, DTH service providers, ISPs, corporations and other enterprise customers. Its versatile Ku-band and Ka-beams can also be interconnected ("cross-strapped"), offering enhanced connectivity throughout its service area.

       NSS-7

    NSS-7 was launched in April 2002 and entered commercial service in May 2002. It is the first satellite that we designed, constructed and launched entirely during the course of our operations as an independent company.

    We deployed NSS-7 to 338.5(degree) E.L. (over the Atlantic Ocean Region) to replace the NSS-K and NSS-5 satellites. Following the transition of customer traffic from NSS-K and NSS-5, we relocated the NSS-7 by one-half degree to 338o E.L., its current location, in order to comply with a directive of the Netherlands government and to meet international frequency coordination requirements.

    NSS-7 has greater combined capabilities than the two satellites that it replaced, including higher power, enhanced geographic coverage, and a larger number of transponders. NSS-7 was built by Lockheed Martin and has a 12-year design life. It has 49 36-MHz-equivalent C-band and 48 36-MHz-equivalent Ku-band transponders. It offers the ability to transmit or receive a large number of C-band and Ku-band signals simultaneously, with a high level of interconnectivity between different beam coverages on a channel-by-channel basis. NSS-7 is specifically designed, by means of on-board switching, to facilitate asymmetric traffic between coverage areas. Its capabilities, including in particular its higher power, will allow many customers to use smaller antennas.

    NSS-7 supports a variety of services, including video distribution and contribution, Internet access, private telecommunications networks used by businesses, and fixed services such as telephone and data transmission. In addition, capacity can be flexibly assigned to eleven high-powered coverage beams, blanketing the Americas, Europe, the Middle East and Africa.

       NSS-513

    We removed NSS-513 from commercial service at its current location, 183(degree) E.L., in December 2002 following the relocation of NSS-5 to that orbital location and the transfer of customer traffic from NSS-513 to NSS-5.

    NSS-513 has 42 36-MHz-equivalent C-band transponders and 16 36-MHz-equivalent Ku-band transponders. NSS-513 is currently maintained in inclined orbit, rather than in station-kept orbit. This was done to preserve fuel that we otherwise would use to keep the satellite over the equator. Because a satellite in inclined orbit moves in a predictable pattern, only antennas that can track the satellite are capable of maintaining uninterrupted communications. NSS-513 has sufficient propellant to continue its inclined-orbit operations for one to two years depending on where it is relocated and its health.

    We are currently considering possible future commercial uses of the NSS-513 satellite.

       NSS-703

    NSS-703, located at 57o E.L., provides a wide range of services, as the television and telecommunications needs of the multiple regions it serves are diverse. Analog and digital television broadcasters, post, telephone and telegraph authorities and communications service providers are the primary users of this satellite. NSS-703 is used for telephone services in Asia Minor, cable television distribution in India and for television distribution and contribution throughout the Asia Pacific Region.

    NSS-703 provides service via 38 C-band transponders and 20 Ku-band transponders. Its C-band hemispheric beams cover two major regions. The first is Africa. The second is the triangle from Eastern Iran to Japan to Australia. Within this region, NSS-703 offers complete India and China coverage. These hemispheric beams are supported by four zone beams, which are optimized to provide service to sub-regions of northeast Asia, Southeast Asia and Australia, southern Africa and from northern and western Africa to the Mediterranean Sea. We have currently deployed the satellite's three fully steerable Ku-band spot beams to service Europe, central Asia and the Arabian Peninsula. We are currently planning to replace NSS-703 with NSS-8 following NSS-8's launch (which is expected to occur in the fourth quarter of 2004). Following replacement of NSS-703 by NSS-8, we are currently planning to re-deploy NSS-703 to another orbital location.

       NSS-806

    NSS-806, located at 319.5o E.L., provides C-band and Ku-band coverage of the Americas and Europe. It transmits a neighborhood of 104 Spanish language cable television channels to South America, including video channels from Argentina, Brazil, Venezuela, Colombia, Peru, Bolivia and the United States, as well as other regional services and international channels.

    NSS-806 has 36 C-band transponders and 6 Ku-band transponders. It contains a single high-powered beam that provides simultaneous coverage of the Spanish- and Portuguese-speaking regions of both the Americas and Europe. In addition to providing coverage of the Latin American markets, it reaches the Iberian Peninsula, the Canary Islands, Western Europe and much of Eastern Europe via a high-power hemispheric beam. This facilitates the distribution of programming from both Latin American content providers and North American and European content providers to Latin American cable networks. The satellite also features a spot beam covering Mercosur (Argentina, Brazil, Paraguay, Uruguay and Chile) with high-powered Ku-band coverage over urban areas. This capacity is well suited for use by corporate network communications. The high power of NSS-806's signals helps to ensure that its signals can be delivered to small antennas.

    Planned Satellites

       NSS-8

    In March 2001, we entered into a construction and launch contract for our NSS-8 spacecraft with Boeing Satellite Systems, formerly Hughes Space and Communications. NSS-8 originally had been planned for launch in late 2003 to serve the Americas market from 105o W.L.

    We have decided, however, to re-purpose the NSS-8 for deployment to the 57(0) EL. orbital slot as a replacement satellite for NSS-703 satellite currently located in that slot. By doing so, we will provide expansion capacity in response to demand in the Indian Ocean Region. NSS-8 is now expected to be launched in the fourth quarter of 2004.

    NSS-8 will carry 56 C-band and 36 high-power Ku-band transponders, making it one of the largest and highest power satellites with coverage of Europe, the Middle East, India, Africa and Asia. As part of our contract with Boeing Satellite Systems, they are required to deliver the spacecraft to us in orbit. Currently, the contract calls for the manufacturer to use a Sea Launch Zenit vehicle to launch the satellite (although under certain circumstances we can designate a substitute launch vehicle).

    By deploying our newest, largest, and most powerful satellite to an established orbital location in the Indian Ocean Region, New Skies will endeavor to continue to meet the current and future needs of its many customers throughout India, Asia, the Middle East, and Africa as well as capitalize on the region's strong projected growth.

    The table below summarizes selected data relating to our six operational satellites and the NSS-8 satellite which is currently under construction:

                                                                                                                   Satellites under
                                                 In-orbit Satellites                                                 construction
                --------------------------------------------------------------------------------------------       ----------------
                    NSS-513(1)        NSS-6          NSS-703          NSS-5           NSS-806          NSS-7            NSS-8
                -------------------------------------------------------------------------------------------------------------------
Orbital position     183o            95o              57o            183o            319.5o           338o               57o
                     East            East            East            East             East            East              East
                  (177o West)    (265o West)      (303o West)     (177o West)     (40.5o West)     (21o West)        (303o West)
                                                                                                                      (planned)
Land regions
served:               --             --          Europe, Asia,  North America,  Europe, Americas Europe, Africa,    Europe, Asia,
  C-band........                                  Australia,    Asia, Australia                     Americas,    Australia, Africa,
                                                    Africa                                         Middle East       Middle East

  Ku-band.......                 Middle East,   Europe, Central North America,     Argentina,    Europe, Africa,
                      --            Asia,            Asia,           Asia            Brazil         Americas,       Europe, Asia,
                                  Australia       Middle East                                      Middle East   Australia, Africa,
                                                                                                                     Middle East

  Ka-band.......      --         Middle East,         --              --               --              --                --
                                    Asia,
                                  Australia

Launch date.....   May 1988     December 2002    October 1994   September 1997    February 1998    April 2002    Fourth Quarter 2004
                                                                                                                       (est.)

Manufacturer....Ford Aerospace Lockheed Martin  Space Systems/  Lockheed Martin  Lockheed Martin Lockheed Martin  Boeing Satellite
                                                     LORAL                                                             Systems
Number of
transponders:(2)      42             --             42                61               36              49                56
  C-band........
  Ku-band.......      16             60             24                12               6               48                36
  Ka-band.......      --             12             --                --               --              --                --
                      --             --             --                --               --              --                --
    Total.......      58             60 (4)        66 (5)             73  (5)          42              97               92 (5)
Maximum signal
strength
at receiving
antenna
(decibel-watts):  23.5 to 29         --            26 to 36        29 to 36        36 to 37.2       38 to 40          38 to 43
(3)
  C-band........
  Ku-band....... 41.1 to 44.4      44 to 52       44.5 to 47       44 to 47         42 to 49        46 to 49          48 to 52
  Ka-band.......      --             --               --              --               --              --                --
Power output
(kilowatts):(6)
  At beginning of
    life........      1.7            13.6             4.9             6.2              7.1            12.7           16.0 (est.)
  At end of
orbital design
    life........      1.3            12.0             4.0             4.8              5.4            10.7           13.8 (est.)
Orbital design
life,
end(7)..........   May 1995     February 2015     August 2005   September 2007     March 2008      April 2014      12 years after
Anticipated                                                                                                       delivery in orbit
commercially
operable end
of life(8)...... See note (1)   First Quarter    Third Quarter   Third Quarter    Third Quarter   Third Quarter    (est) 16 years
                     below           2019            2009            2015             2016            2015        after delivery in
                                                                                                                          orbit

--------------------------


(1) NSS-513 is presently operating in inclined orbit and is not in commercial service at its current orbital location . See "In-orbit Satellites:
     NSS-513."


(2) Satellite transponders receive signals from uplink ground stations, then convert, amplify and transmit the signals to downlink ground stations. This table states the transponder capacity of our satellites in terms of the number of 36 MHz equivalents of capacity they can handle. Actual transponders range in size. For example, there are 36 MHz, 54 MHz, 72 MHz and 112 MHz transponders.


(3) Measures the transmission power of a transponder based on the strength of the signal received by a ground station antenna in decibel-watts. Smaller and less expensive ground station antennas can be used with transponders that provide higher signal strength at a receiving antenna.


(4) NSS-6 satellite has 60 transponders, all of which operate in the Ku-band for downlink (satellite-to-customer) transmissions and can operate in the Ku-band for uplink (customer-to-satellite) transmissions. The satellite also contains 12 Ka-band uplink transponders, up to 10 of which can be activated at any given time. If activated, a Ka-band uplink operate in lieu of one Ku-band uplink.


(5) For technical reasons, we sometimes configure a satellite so that certain transponders are not operational. For example, in order to optimize NSS-5's overall performance we are operating it in a manner that effectively reduces the number of operational C-band transponders to 55 and we are operating NSS-703 in a manner that effectively reduces the number of operational C-band transponders to 38 and Ku-band transponders to 20. Similarly, we anticipate we will configure NSS-8 in a way that will yield only 88 operational transponders.


(6) Power available, as required under the terms of the satellite construction contract, is measured in kilowatts.


(7) The manufacturer determines a satellite's in-orbit design life. The manufacturer contractually commits that the satellite will be able to maintain its contractually specified performance throughout this period.


(8) We estimate anticipated commercially operable life based on a number of factors and we update these estimates periodically based on each satellite's actual in-orbit performance. The most important factor is the length of time during which a satellite's on-board propellant is projected to permit maneuvers to keep the satellite in geosynchronous orbit. Under appropriate circumstances we would also consider other factors, including remaining on-board redundant systems and expected performance of satellite components.




    Additional Future Satellites

    We anticipate that we may launch additional satellites in the future, both to replace our existing satellites as they near their end of life and, depending upon market conditions, to expand our scale and scope by expanding the size of our in-orbit fleet.

     We regularly study the demand for satellite services in various regions and for different applications in order to keep abreast of opportunities. While we are committed to a long-term strategy of enhancing our satellite fleet, we expect to enter into procurement contracts for new satellites only where we have an expected need for the additional capacity and a sound business case for demand for the particular satellite.

      We may further expand our global coverage, capacity and service offerings by deploying satellites into new orbital locations. The exact location and intended use of each of our satellites is subject to various governmental approvals, coordination issues and other regulatory risks. See "Government Regulation".

     We may also choose to enter into arrangements with other satellite providers to use existing orbital and satellite resources at a single orbital location to expand the respective commercial service offerings of both operators. We believe such arrangements may make productive use of our orbital locations without making additional capital expenditures or incurring significant incremental expenses. Such arrangements are subject to applicable law and regulation, which may limit their scope or application.

Satellite Operations and Related Facilities

    We perform tracking, telemetry and control (TT&C) functions for all but one of our satellites from our satellite operations center located in The Hague. Because NSS-513 had only limited remaining anticipated commercial life when we inherited that satellite, we have contracted with a third party to perform TT&C functions for that satellite.

    TT&C functions involve (i) tracking our satellites and ensuring that they maintain the designated geostationary orbital position; (ii) receiving information about the operational status of our satellites via the transmission of coded data; and (iii) relaying operating instructions to our satellites, including regular maintenance activities and, in the event of component faults, diagnostic tests and initiation of redundant subsystems.

    The satellite operations center is supported by additional sites around the globe that we own or lease, and which allow us to communicate with our satellites. Each of our satellites can communicate with at least two of these remote TT&C facilities so that flight command instructions and return performance data can be sent reliably between the satellite operations center and the satellite on a redundant basis.

    In addition, we perform all of our payload management and carrier monitoring services with respect to all of our satellites from our own payload operations center located in The Hague. These functions include (i) monitoring the appropriate frequencies and power settings for each signal being transmitted by the satellite in order to preclude interference with other customers or third parties; (ii) monitoring the quality of signals being transmitted by the satellite; and (iii) verifying that the customer traffic on our satellites is being transmitted in accordance with contractual obligations and our operating procedures. Most of the data provided to our payload operations center regarding the traffic carried over our satellites is collected by a network of carrier service monitoring sites that we own or lease worldwide, which measure the usage of the transponders and quality of service on our satellites.

    These critical TT&C and payload management and carrier monitoring functions are supported by an auxiliary satellite operations center and auxiliary payload operations center located at a separate facility in Belgium. These centers are fully redundant, routinely tested and operate on a stand-by basis to provide an immediately usable emergency back-up to our primary operations centers at our headquarters.

Network Operations Facilities

     We currently own and operate ground-based facilities in the United States and Australia. Our mediaport in the United States, which is located near Washington, D.C., provides uplink and downlink services to our NSS-7 and NSS-806 satellites. We also have installed equipment at this mediaport and leased fiber optic cable capacity that enables us to transmit signals between our satellites, on the one hand, and the U.S. Internet backbone, the public telephone network and private telecommunications networks used by businesses, on the other hand. We have a number of teleports across Australia, including two substantial facilities in Perth and Adelaide. Our Australian teleports can access NSS-5 and NSS-6 and provide a wide variety of satellite networking and Internet-related services.

     We also enter into agreements with third parties to provide the teleport facilities and services which we require in locations around the globe where we do not have our own terrestrial facilities. In 2002, we concluded such agreements with teleport operators in the United Kingdom and Singapore, and in January 2003, with an operator in Hong Kong, thereby adding to the existing set of relationships that we have with teleport operators on the West Coast of the United States and the Middle East. We regularly evaluate opportunities to enter into agreements with teleport operators in strategic locations with facilities that can access our satellites and facilitate our customers' use of our services.

     To support IPsys(R) and our other bundled services, we have installed at our Washington Mediaport and at one or more third-party teleports high-bandwidth digital video broadcast, or DVB, platforms, as well as equipment that permits the provision of video-based bundled services such as the compressed multi-carrier-per-channel transmission of video networks. We have also developed additional platform facilities to serve customers in Asia, the Middle East and Africa.

Satellite Operations Risk Management

    Launch Insurance

    We obtained launch insurance for our NSS-7 and NSS-6 satellites, which were launched in 2002. Launch insurance policies typically cover claims arising from events that take place during launch and for a fixed period of time following launch (in the case of NSS-7 and NSS-6, for three years). Launch insurance policy coverages include:

     o    catastrophic loss of a satellite during launch;

     o    the failure of a satellite to obtain proper orbit; and

     o the failure of a satellite to perform in accordance with design specifications during the policy period.

    The terms of launch insurance policies generally provide for payment of the full insured amount if 75 percent or more of a satellite's communications capacity or life is lost within the period, and, partial payment for losses of less than 75 percent of the satellite's communications capacity within this period. Launch insurance policies include standard commercial launch insurance provisions and customary exclusions in launch policies. Special exclusions may be added in light of the performance of a particular type of satellite or launch vehicle.

    We currently intend to procure launch insurance for our future satellites in an amount approximately equal to the net book value of the construction, launch and launch insurance costs for each satellite at the initial date of coverage. We may obtain a re-launch guarantee from the launch service contractor, either in addition to obtaining launch insurance or in lieu of a portion of that insurance.

    In-Orbit Insurance

    Our in-orbit insurance policies cover claims that relate to events that take place after the expiration of the relevant launch insurance policy. This coverage includes the failure of a satellite to continue performing in accordance with design specifications. Partial failures or anomalies which occur during a policy period, but which do not give rise to a claim, may be excluded in renewal policies. Our in-orbit policies include customary commercial satellite insurance exclusions.

    We seek to obtain in-orbit insurance with respect to our satellites in an initial amount approximately equal to the unamortized construction, launch and insurance costs for each of them. We have obtained in-orbit insurance for our in-orbit satellites, except that we do not have in-orbit insurance for NSS-513 because it currently has no residual book value.

    The amount of in-orbit insurance in force with respect to each of our satellites will generally decrease over time, typically based on its declining book value. Typically, in-orbit insurance is renewed annually.

    As is common in the industry, we have not insured against lost revenues in the event of a total or partial loss of the communications capacity or life of a satellite.

Employees
    At December 31, 2002, we had approximately 264 full-time employees. We believe that our relations with our employees are good.

Property

    We established our global headquarters in The Hague in 1998. We own our headquarters buildings. Our headquarters facilities house our satellite operations center, payload operations center, operating and engineering staff, and our sales, marketing and other administrative personnel.

    We currently own and operate teleports in Bristow, Virginia, USA (the Washington Mediaport), Perth, Western Australia and Adelaide, South Australia.

    We lease office space, either directly or through a local operating subsidiary, for regional sales or liaison offices in North America (Washington
DC), Australia (Sydney), South America (Sao Paulo), Asia (Singapore, Hong Kong, Beijing and New Delhi) and Africa (Johannesburg).

    See also "Satellite Operations and Related Facilities" and "Network Operations Facilities".

Legal Proceedings

    We are often engaged in proceedings before national telecommunications regulatory authorities. See "Government Regulation". In addition, we also may become involved from time to time in other legal proceedings arising in the normal course of our business. We believe that none of these proceedings, either individually or in the aggregate, is currently likely to have a material adverse effect on our business or our consolidated financial position.

Competition

    We are one of four global satellite operators. We compete against other global, regional and national satellite operators and, to a lesser extent, with suppliers of ground-based communications capacity.

    The other three global satellite operators are Intelsat, PanAmSat and SES Global, all of which have substantially larger satellite fleets than New Skies. We also compete with a number of nationally or regionally focused satellite operators in each region of the world, such as Eutelsat and Loral. Based on our analysis of market trends, we believe that the number of satellite operators may decrease slightly or remain broadly constant, with consolidation of the industry offsetting the emergence of any new operators. Several of our many competitors whose operations are principally regional may expand their operations through acquisitions and alliances in an effort to become global operators or may be acquired by another regional or global operator.

    Fiber optic cable operators may provide an alternative to satellite capacity, principally on point-to-point long-distance routes, especially transoceanic routes. The growth in this capacity, particularly across the Atlantic Ocean, and the reduction in prices of that capacity have led some services (between major city hubs, including most voice and data traffic and some video traffic) to migrate from satellite to fiber optic. However, satellites may remain competitive for signals that need to be transmitted beyond the main termination points of the fiber optic cables. Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective. Satellites also remain the medium of choice for broadcast and multicast (or point-to-multipoint) applications.

    Satellite Operators

    Intelsat Ltd. Intelsat, Ltd. is the privatized successor of the International Telecommunications Satellite Organization (INTELSAT). From 1964 until 2001, INTELSAT operated as an international treaty organization with a mandate to provide satellite capacity on a non-discriminatory basis to countries around the world. In July 2001, INTELSAT was privatized by transferring the assets and liabilities of the intergovernmental organization into a for-profit satellite operator. Intelsat, Ltd. operates 24 satellites.

    PanAmSat. PanAmSat is another company that we directly compete with in providing global satellite telecommunications services. PanAmSat currently has a fleet of 23 satellites. PanAmSat has a particularly strong presence in North and South America.

    SES Global. SES Global was created in 2001 through the merger of two regional operators, GE Americom and SES Astra. The company operates 29 satellites of its own and another 13 through equity participations. We do not compete against SES Global's core direct-to-home consumer video services in Europe or in cable distribution in the US.

    Loral. Loral, which is also a principal manufacturer of satellites, has acquired interests in a fleet of 10 satellites since 1997 by acquiring Skynet, Orion Network Systems, a 75 percent stake of SatMex and entering into a joint venture with Alcatel to create Europe*Star. Loral has entered into joint marketing arrangements with other regional and national satellite operators under the umbrella of the "Loral Global Alliance". This has enabled Loral to expand its coverage beyond its principal home markets.

    Regional and Domestic Providers. We compete against a number of regional providers of transponder capacity. These entities include, among others:

     o    Arabsat in the Middle East;

     o Eutelsat and Europe*Star in Europe, Africa, the Middle East, and on trans-Atlantic routes;

     o    Measat, AsiaSat, Apstar and Shinawatra in Asia; and

     o    SatMex, Star One and Nahuelsat in Latin America.

    These entities are active in regions in which we provide facilities and services. A number of other countries have domestic satellite systems that we also compete against to some extent, although most of our business is international in scope.

    Proposed Satellite Systems

    Other companies have announced plans to operate regional or transoceanic satellite systems. The international satellite communications industry, however, imposes significant barriers to entry. The construction and launch of a satellite comparable to our newest satellites usually takes approximately two or more years and costs approximately $250 million to $300 million. In addition, there are a limited number of orbital positions and frequencies that can be coordinated for use through the International Telecommunication Union. The operation of an international satellite communications system also requires approvals from particular national telecommunications authorities. While the trend around the world is to liberalize these regulatory requirements, at present obtaining the necessary authorizations involves significant time, expense and expertise.

    Resellers

    We also compete against service providers that offer business communications and other satellite-based services reselling satellite capacity provided by other operators, including companies such as Globecast, BT and Verestar. Certain service providers also use leased satellite capacity to provide limited services to broadcasters, primarily for ad hoc applications. We also compete in some ways with local post, telephone and telegraph agencies who provide local connection services over the "last mile" between transmissions from major service providers to end user customers.

    Fiber Optic Cables

    The primary use of fiber optic cables is carrying high-volume communications traffic from point to point. Satellite companies generally do not address this market. Based on current trends, we expect that in the future, transcontinental fiber optic cables will carry video signals and other video and audio applications that use formats compatible with the Internet, although recent business difficulties among fiber optic cable operators may affect fiber build-out plans. Fiber optic cables are not, however, well suited for point-to-multipoint broadcast applications, which we believe will increasingly develop with the introduction of Internet applications, such as multicasting, streaming and caching. Fiber optic cables are not readily usable for the transmission of ad hoc events occurring at locations that are remote from a fiber optic connection. Those sorts of events require the use of short-term satellite capacity and transportable uplink ground stations.

                              Government Regulation

    The international communications environment is highly regulated. As an operator of a private international satellite system based in the Netherlands, we are subject to the regulatory authority of the government of the Netherlands and the national communications authorities of the countries in which we operate. We are also subject to regulations promulgated by the ITU.

    In order to provide services to, from, or within a country, we must comply with that country's "market access" rules. This has required us, in some instances, to obtain governmental permissions to provide transponder capacity and other services to customers in those countries. We believe we will benefit substantially from the pro-competitive trends informing national regulatory policies. Under the Agreement on Basic Telecommunications Services, for example, a number of countries that are members of the World Trade Organization committed to open their markets to satellite operators established in other member countries. Despite these trends, however, we will need to continue devoting considerable time and resources to our market access efforts, and will have to continue to comply with laws and regulations, including amended laws and regulations, in the countries in which we provide service.

    We have assembled a team of regulatory professionals devoted almost exclusively to market access issues. This team prioritizes its continuing efforts by the magnitude of business opportunities in each market. Our fleet provides services in the majority of the world's markets, and we believe that we have obtained all necessary authorizations, permits and licenses for the conduct of our business as whole.

Regulation in the Netherlands

    The Ministry of Economic Affairs, Directorate-General for Telecommunications and Post (DGTP) is the governmental body in The Netherlands with primary authority over satellite carriers. The primary source of regulation with respect to telecommunications services providers is the Telecommunications Act. This act requires operators to have a license to use frequencies within the territory of the Netherlands. We are not required under Dutch law to have a license for the use of frequencies in space, such as the operation of our satellites at the specific orbital locations and upon the frequencies assigned to us, although we have obtained an authorization from the Dutch government allowing us to use such locations and frequencies. We are not required to have a license in the Netherlands to operate a telecommunications network or services, although registration is required with the Dutch independent telecommunications regulatory agency. The Netherlands government is considering developing additional laws regarding space activities to comply with its international treaty obligations.

    The government of the Netherlands has registered our satellites with the International Telecommunication Union. Accordingly, the government of the Netherlands remains responsible internationally for resolving any allegations that our satellites are causing harmful interference to other registered wireless systems. Thus, although Dutch law provides no specific framework for satellite licenses, we work closely with DGTP to ensure that we comply with ITU regulations and any other obligations resulting from international telecommunications agreements or treaties to which The Netherlands is a signatory.

Other National Telecommunications Authorities

    Regulation in the United States

    Regulation of Satellite Use. The Federal Communications Commission (FCC) is the governmental agency in the United States with primary authority over all satellite operators that want to access that market. In the case of non-U.S. licensed satellite operators, such as ourselves, the FCC does not generally grant any licenses directly to the satellite operator. Instead, the FCC regulates the ability of ground stations in the United States to communicate with the satellites operated by the non-U.S. company. In March 2001, the FCC granted our request for full authority to serve customers in the U.S. market.

    Export License Requirements. U.S. companies and companies located in the United States must comply with U.S. export control laws in connection with their provision to us of certain products, data, software, documentation and services relating to our satellites and satellite-related terrestrial facilities. Since we are a non-U.S. company, the exporter must obtain from the United States government certain export licenses and other approvals, including new or amended licenses with respect to each new satellite we may procure in the future from the United States, and both we and the exporter must comply with the terms of all such licenses and other approvals.

    Other Governmental Authorities

    In many of the other countries that our satellites can serve, we are subject to national communications and/or broadcasting laws. While these laws vary from country to country and are subject to periodic revision, national telecommunications regulatory authorities generally have not required us to obtain licenses or regulatory authorizations in order to provide transponder capacity to authorized entities.

    Many countries have liberalized their national communications market. Many countries allow authorized communications providers to own their own transmission facilities and purchase satellite capacity without restriction. In these environments, we may provide services through one or many authorized carriers or to customers further down the distribution chain.

    Other countries, however, have maintained strict monopoly regimes or have regulated the provision of services within their borders. In some cases, we must establish a local legal entity or representative through which to do business, and/or obtain specialized governmental licenses, concessions or permits. In other countries, we must operate pursuant to a bilateral or multilateral agreement permitting such operations. In other countries, some or all customers may be required to access our services through one or a small number of designated entities, which in some cases are government-owned. In order to provide services in these environments, we may need to negotiate an operating agreement with the designated entity(ies) that describes the types of services offered by each party, the contractual terms for service and each party's rates. Depending on the national regulatory requirements, these operating agreements may require that customers obtain our services through the monopoly authority alone at a pre-arranged markup or may allow customers to own and operate their own facilities but require them to purchase our services through that entity at a rate reflecting the pre-arranged markup.

    Notwithstanding the wide variety of regulatory regimes existing in the countries where we currently provide service, we believe that we comply in all material respects with applicable laws and regulations governing the conduct of our business as whole.

International Telecommunication Union

    Under current international practice, satellite systems are entitled to protection from harmful radio frequency interference from other satellite systems and other transmitters in the same frequency band only if the authorizing nation of the operator registers the orbital location, frequency and use of the satellite system on the ITU's Master International Frequency Register. Nations are required to register their proposed use of orbital positions with the Radiocommunications Bureau of the International Telecommunication Union. This ensures that there is an orderly process to accommodate each country's orbital positions needs. After a nation has advised the Radiocommunications Bureau that it desires to use a given frequency at a given orbital position, other nations notify that nation of any use or intended use that would conflict with the original proposal. These nations are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If the countries resolve all disputes, the member governments are formally notified and the frequency use is registered. Following that notification, the registered satellite networks are entitled under international law to interference protection from subsequent or nonconforming uses. A nation is not entitled to invoke the protections in the ITU's rules against harmful interference if that nation decided to operate a satellite at the relevant orbital location without completing the coordination process.

    Under the ITU's rules, a country that places a satellite or any ground station into operation without completing coordination and notification:

     o    would have to respond to complaints related to interference;

     o would not be entitled to seek the assistance of the Radiocommunications Bureau in resolving complaints relating to interference;

     o    would be vulnerable to interference from other systems; and

     o might have to alter the operating parameters of its satellite if the ITU found that the satellite caused harmful interference to other users already entered on the International Frequency Registry.

    The Radio Regulations Board, however, has no effective mechanism to resolve disputes regarding coordination or to enforce its rules regarding the use of frequencies and orbital locations.

    Because only nations have full standing as ITU members, we must rely on the government of the Netherlands to represent our interests there, including filing and coordinating our orbital positions with the ITU and with the national administrations of other countries, obtaining new orbital positions, and resolving disputes related to the ITU's rules and procedures.


C.  Organization Structure/List of Significant Subsidiaries

The significant subsidiaries of New Skies Satellites, N.V. as of December 31, 2002 were:

Name                                            Location                       % ownership
----------------------------------------------- -----------------------------  -------------------
New Skies Networks, Inc.                        Delaware, U.S.A                       100%
New Skies Satellites, Inc.                      Delaware, U.S.A                       100%
New Skies Satellites Asset Holding, Inc.        Delaware, U.S.A                       100%
New Skies Networks Pty Ltd.                     New South Wales, Australia            100%
New Skies Networks (UK) Ltd.                    London, United Kingdom                100%
New Skies Satellites (UK) Ltd.                  London, United Kingdom                100%
New Skies Satellites MAR B.V.                   The Hague, The Netherlands            100%
New Skies Satellites Kazakhstan B.V.            The Hague, The Netherlands            100%
New Skies Satellites Singapore B.V.             The Hague, The Netherlands            100%
New Skies Satellites India B.V.                 The Hague, The Netherlands            100%
New Skies Satellites Brazil Ltda.               Sao Paulo, Brazil                     100%

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read together with Item 3 "Selected Consolidated Historical Financial Data" and our consolidated financial statements and the accompanying notes appearing elsewhere in this annual report. Our financial statements are prepared in accordance with U.S. GAAP.

Overview

    We are a global satellite telecommunications company that owns and operates six in-orbit satellites, and has one additional satellite under construction. We provide satellite-based transponder capacity for the transmission of video signals, data and telephone traffic, and Internet access services. We also offer ground-based services in conjunction with our satellite capacity in order to provide our customers with end-to-end communications services for certain applications.

    Revenues

    In 2002 we had revenues of $200.5 million. We earn revenues by providing transponder capacity, or a combination of transponder capacity and terrestrial facilities and services, to customers to allow them to transmit and receive signals using our satellites. We currently provide transponder capacity on both fixed-term and occasional-use bases. We recognize revenues on a straight-line basis over the period during which satellite services are provided.

                     Revenue diversity by service type: 2002

                                [GRAPHIC OMITTED]



    The chart above presents our estimate, based on our analysis of frequency plans supplied by our customers, of the percentage of our total revenues in 2002 attributable to each of the three broad categories of content for which our customers used our services.

    As the chart shows, our revenues are well balanced across these three categories of demand. Video transmission represented our largest source of revenues in 2002 followed by data and voice services. Internet connectivity and other transmissions using Internet formats accounted for the remainder of our revenues.

    Data and voice services have contributed a significant and growing portion of our revenues, increasing from 20 percent of total revenues in 2000 to 32 percent in 2002. We expect continued demand for our data and voice services in 2003, driven in part by government requirements for these services and in part by increasing requirements for international long-distance voice services from newly authorized service providers in countries undergoing telephony deregulation. These sources of demand have helped to counter-balance the general trend toward the use of fiber optic networks for voice services, and we expect that this segment will continue to contribute to our revenues over time (although possibly at declining levels).

    Revenue Drivers

    The primary drivers of revenues in the satellite communications industry are the supply of suitable capacity - i.e., capacity that is capable of providing the desired communications links between two or more different points - and the level of demand for that capacity.

    The supply of suitable capacity is driven by two principal factors:

     o the availability of unused existing satellite capacity and the launch of new satellites serving the relevant region; and

     o the availability of capacity offered by ground-based competitors that is suitable for serving a given communications requirement.

    Both we and our competitors build and launch new satellites to replace existing satellites and to provide new geographic or frequency coverage. Because the entry into service of any new satellite can add a significant amount of capacity, the increase in supply can outstrip demand for some period following launch. We try to mitigate this risk by working to sell the capacity of a new satellite to customers before it is launched and by employing a business model that makes reasonable assumptions about the speed with which we will be able to sell capacity on a new satellite. More generally, we try to mitigate the risk of over-supply of satellite capacity by designing our new satellites with better performance characteristics and greater flexibility than other satellites. As such, we design new satellites with flexibility to address different markets in a dynamic manner as demand patterns shift, while focusing our new capacity on regions and communications routes with high demand.

    We also try to mitigate the risk of over-supply of satellite capacity by enhancing the attractiveness of our satellites to potential customers in other ways, such as through the creation of a video distribution `neighborhood'. If a satellite carries video content that is in high demand, then an increasing number of ground-based receiving antennas will be dedicated to that particular satellite to receive the popular video signal. If a high number of receiving antennas are installed to receive the signal from the satellite, then the satellite has created a `neighborhood' that is desirable to other broadcasters of video content because a large number of their potential customers already have antennas dedicated to that satellite. Accordingly, the remaining available capacity on the satellite that can serve the neighborhood becomes more desirable to the satellite operator's customers and prospective customers.

    As noted above, the second source of supply is ground-based competition, such as fiber optic networks. Where ground-based networks exist, and when new networks are brought into service, they typically are able to provide large amounts of bandwidth at very low rates. Ground-based capacity and satellite system capacity, however, are not perfect substitutes. The ability to provide desirable communications links between different points (for example, between various corporate offices or between a video programmer's production facility and cable operators' local networks) is driven by the design of a satellite- or ground-based network. Capacity can be used for transmissions only along the particular communications routes or in the areas that the capacity connects. We call the ability to provide transmission capacity between different places `connectivity', and the desirability of a given connectivity drives the value of that particular capacity. The connectivities of a satellite network are determined principally by the geographic coverage of the satellites and the frequencies in which they transmit signals. The connectivities of a ground-based network are determined principally by the geographic route along which it travels, such as a cable between New York and London. A ground-based network can only transmit a signal along the route that it physically travels, which we call `point-to-point' connectivity. A satellite network has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, `blanket' an entire coverage area with their signal, which we call `point-to-multi-point' or `broadcast' connectivity.

    We try to avoid competing with ground-based services by focusing on regions where such ground-based services are not available, and on services (particularly point-to-multi-point or broadcast services) where satellites have a competitive advantage. In addition, we seek to provide services to customers who desire a combination of ground-based and satellite services, for redundancy or other reasons.

    Demand is principally driven by economic conditions, both generally and within a particular geographic area or product/service market. Economic growth fuels new demand for capacity as society seeks increasing access to news, entertainment and other forms of media rich content. For example, in healthy economic environments people may purchase more televisions or personal computers. Increased television viewership raises demand for additional video content provided by television broadcasters, who then need to purchase more capacity to transmit their increased programming. Increased personal computer use may increase demand for Internet services provided by local Internet Service Providers, which similarly then need to purchase more capacity to transmit their data packets. Demand for other applications, such as data and telephony services or the establishment of private telecommunications networks used by businesses, also is driven by general economic conditions, both globally and in specific regions.

    Another key driver of demand for capacity is regulatory access to new markets. As communications markets are liberalized, competition generally increases, with two consequences. First, the new competitors desire capacity upon which to establish their new networks. Second, competition tends to place downward pressure on prices; as prices decline, a larger number of customers in the newly liberalized markets are able to afford communications services. Declining prices and increased competition, moreover, may encourage consumers to demand improved access to and a broader selection of telecommunications and video services. Demand also can be driven by events of a shorter-term nature, such as major sporting events (for example, the Olympics or World Cup) or events of a newsworthy nature.

    The continuation of past trends for growth, such as the growth of the Internet and video programming offerings, are uncertain. In 2002 approximately nine satellites were launched that could reasonably be expected to compete, at varying levels, with our own satellites. We anticipate, on the basis of publicly available information, that 17 such satellites could be launched by our competitors in 2003. Certain of these satellites are replacement satellites, although they may have incremental capacity. As satellites take roughly three years to procure, build and launch, the satellites that were launched in 2002 and 2003 were, in all likelihood, contracted for a number of years ago. The introduction of this new capacity, particularly in the current economic environment and in light of existing capacity that remains available on some pre-existing satellites, could place downward pressure on pricing and/or result in a slower uptake on the capacity we are offering.

    In light of the fact that there is excess satellite capacity in many markets today, a significant number of commercial satellite operators have announced their intention to put their expansion plans on hold. Consistent with such announcements, publicly available information indicates that only two commercial satellite orders were placed in 2002.

    New Skies was created in 1998 and, at that time, was transferred five operational satellites. From 1998 to 2002, our growth resulted from our ability to sell the unused capacity on these satellites. During 2002, however, we expanded our fleet by launching two new satellites and re-deploying a third. NSS-7, launched in April 2002, replaced one satellite at the end of its life and freed a second, NSS-5 (formally referred to as NSS-803) for re-deployment to the Pacific Ocean Region. NSS-6, launched in December 2002, provides new capacity for us to utilize in the Asia Pacific Region. We plan to launch another satellite, NSS-8, in late 2004. NSS-8 will be used to replace an existing satellite in the Indian Ocean Region, giving us both a newer, more competitive satellite in that region and incremental capacity to be able to satisfy future growth. NSS-7 became available for new services in late August 2002, after we had completed the process of transitioning services onto it from the two satellites it replaced. NSS-5 completed its drift to the Pacific Ocean Region in mid-December, 2002, and NSS-6 entered commercial service in early 2003.

    Looking forward, we expect our revenues in 2003 and beyond to reflect the addition of this new capacity. Together, these new satellites give us approximately 67 percent more capacity to sell. We believe that our new satellites are commercially attractive, given their relatively high power levels, good connectivities, and flexibility that will allow us to allocate capacity over time to areas in which demand exists.

    Our growth also relies in part on our ability to sell bundled services. These services involve combining our transponder capacity with ground-based services, such as transmission of signals from the earth to a satellite and providing ground-based connections to the Internet. We believe that our ability to provide those services will allow us to address a broader marketplace by supplying services to customers further down the signal distribution chain. We further believe, based on our experience with providing these services, that this will provide us with an opportunity to capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone. We provide bundled services using both our own facilities as well as third-party facilities. In 2002, we entered into agreements with service providers in Hong Kong, the Middle East, Singapore and the United States that will expand the range of bundled services we are able to offer to our customers.

    Pricing also affects our revenues. Various market forces, which differ by region, affect our pricing of transponder capacity. We sell our available capacity at prevailing market prices, which vary with the connectivity and neighborhood, the amount of capacity required, and the duration of the service under contract. In general, we price contracts of shorter duration and for less capacity on a higher cost-per-unit capacity basis than contracts of longer duration and for more capacity. Prior to 1999, the majority of our contracts were for video transmission, which generally had an average duration of five years and were for capacities of 18 MHz or greater. Over the past several years, we observed increased customer demand for services related to the transmission of voice and data and Internet-related content, with capacity requirements of typically 1-2 MHz and contract durations of three years or less. That said, the majority of our revenues in 2002 continue to reflect contracts with average duration of three years or greater. The average duration of our backlog as of December 31, 2002 was approximately 6.7 years on a weighted average basis, and approximately 2.5 years on a simple average basis. For new contracts concluded during 2002, our average rates per transponder (expressed in 36-MHz units) were approximately $1.5 million per year. These rates were 50 percent higher than the per transponder rates we inherited from INTELSAT, but less than the approximate $1.7 million average per transponder rate for similar contracts that we had concluded in the years since our inception but prior to 2002. Based on our analysis of market trends, we believe the decrease in average per-transponder pricing is a result of difficult economic conditions during 2002, significant competition from other operators, and incentives given to customers to commence services on one of our newest satellites, NSS-7.

    We continue to market and sell long-term contracts in order to provide greater stability and certainty regarding our revenues going forward. During 2002, we succeeded in increasing our customers' contractual service commitments, or backlog, from $631 million at December 31, 2001 to $706 million at December 31, 2002. (See "- Backlog"). Among the market segments that we serve, video and data customers tend to enter into multi-year contracts, while Internet customers tend to prefer shorter-term contracts. We anticipate that, consistent with our prior experience, a number of our Internet customers will renew their commitments and increase the amount of our capacity they use as their businesses grow, although some Internet and other customers may not renew contracts for various reasons.

    We derive our revenues from customers spread around the globe. The chart above sets forth the geographic source of our revenues in 2002, based on the sales region. Many of our customers purchase capacity to provide services outside of their home country. As a result, this distribution may not reflect actual traffic flow on our satellites.

    We believe, based on our analysis of market trends, that we will continue to see revenue growth from all regions as we sell capacity on our newest satellites launched in 2002, NSS-6 and NSS-7, as well as the NSS-5 satellite which we relocated to the Pacific Ocean Region during 2002. While we will continue to market our services in all geographic markets, we expect that revenues from customers in Asia Pacific, India, the Middle East and Africa will form a greater proportion of our revenue mix in the future, due to the arrival of incremental capacity in these regions from NSS-5 and NSS-6 and, ultimately, NSS-8.

    Expenses

    Our ongoing operating expenses include our cost of operations, selling, general and administrative expenses and depreciation. Our cost of operations includes costs associated with:

     o tracking, telemetry, control and payload management operations for our satellites;

     o fiber optic and teleport services associated with the provision of bundled services;

     o    in-orbit insurance for our satellites; and

     o the costs associated with our own operations and engineering infrastructure.

Selling, general and administrative expenses include costs associated with:

     o    our sales and marketing and administrative staff;

     o    travel, office and occupancy costs; and

     o    other related expenses.

Depreciation includes the costs associated with the depreciation of capital items, principally our satellites.

    In 2000, we began to perform our own payload management operations for all of our satellites, and during 2001 we successfully assumed operational control for the NSS-5, NSS-703 and NSS-806 satellites, activities previously performed by INTELSAT. We are currently fully monitoring and operating these satellites using our own tracking, telemetry and control facilities, and our ongoing net savings achieved from bringing these activities in-house are reflected in the results of operations in 2002. We also perform tracking, telemetry, control and monitoring services for our newest satellites, NSS-7 and NSS-6, and expect to perform these services for NSS-8 once it has been delivered to us in-orbit.

    As discussed in the previous section, we believe that by providing bundled services we can capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone. Additionally, offering bundled services allows us to seek new customers and gain access to developing markets. In order to provide bundled services, however, we incur the costs of operating our owned teleports and generally must incur additional third-party ground infrastructure costs. In 2002, we noted an incremental rise in ground infrastructure costs. To a significant extent, however, the third-party costs are correlated with actual services and can be scaled to reflect actual sales success.

    We believe that we have achieved a critical mass with respect to our operations and staff, with the result that we do not anticipate significant increases in these expenses in the near term except for effects of insurance markets and related impact on in-orbit insurance, and from additional third-party costs as we provide incremental bundled services to our customers, as mentioned above. To the extent that our operations and sales infrastructure is in place, we consider this aspect of our business to represent a largely fixed cost.

    Depreciation is our single largest expense. Because we depreciate our satellites on a straight-line basis over their anticipated useful lives, depreciation expense is generally constant from year to year unless we launch a satellite or a satellite reaches the end of its depreciable life. Depreciation of a satellite starts when it enters operational service, which begins upon successful completion of in-orbit testing. In 2002, we placed one new satellite, NSS-7, into service and took one existing (although fully depreciated) satellite out of service. This resulted in a significant net increase in depreciation expense beginning in second half 2002. We launched our NSS-6 satellite in December 2002, which became operational in the first quarter 2003. Consequently, depreciation expense will increase substantially in 2003 as a result of the full-year effect of the NSS-7 depreciation and the partial year effect of the NSS-6 depreciation. We are constructing one additional satellite, NSS-8, which is planned for launch in late 2004. This new satellite will involve significant capital expenditures and will further increase depreciation charges once it is placed into service. As we add new satellites to our fleet, we will also incur additional costs for launch insurance and in-orbit insurance.

Backlog

    We provide customers with satellite transponder capacity for contract periods varying from less than one year to 15 years. At December 31, 2002, we had a contractual backlog for future services of approximately $706 million. Of this amount, which we do not recognize as revenue until we actually perform the services, approximately $601 million, or 85 percent, relates to obligations provided under non-cancelable agreements. The remaining backlog relates to preemptible capacity contracts that have cancellation options, subject to the payment of early termination penalties. We cannot rule out the possibility we could face contract terminations arising in the normal course of business or as a result of other market forces.

    As of December 31, 2002, the average remaining duration of our contracted backlog, based on a simple average of our order book, was approximately 2.2 years. On a weighted average basis, the average remaining duration of our contracts was approximately 6.7 years.

Results of Operations

    Table 1 sets forth, for the periods indicated, certain items in the consolidated statements of operations, reflected as a percentage of revenues.

       Table 1 - Statement of operations data as a percentage of revenues



                                                                  Year Ended December 31,
                                                         2002          2001              2000
                                                         ----          ----              ----
Statement of operations data:
Revenues.............................................    100%          100%              100%
Operating expenses:
  Cost of operations.................................     25            25                24
  Selling, general and administrative................     20            18                18
  Depreciation and amortization......................     40            36                35
Total operating expenses.............................     85            79                77
Operating income.....................................     15            21                23
Income before cumulative effect of change in               9            16                16
   accounting principle.............................
Cumulative effect of change in accounting
   principle........................................     (11)           -                 -
Net (loss) income...................................      (2)           16                16


    Year ended December 31, 2002 compared to year ended December 31, 2001

    Revenues. Our revenues for the year ended December 31, 2002 were $200.5 million, a decrease of $8.5 million, or 4 percent, from $209.0 million for the year ended December 31, 2001. The decrease for the year is principally the result of the prevailing difficult market conditions, as well as the unavailability of some of our capacity for service during the transition of traffic from the NSS-K and NSS-5 satellites to NSS-7, which went into commercial service in August 2002, and the subsequent migration of NSS-5 to the Pacific Ocean Region, completed in December 2002.

    Our station-kept satellite fleet fill rate for satellites available for service at December 31, 2002 was 67 percent as compared to 65 percent at December 31, 2001. Fill rate is defined as the number of our revenue-generating transponders (expressed in 36-MHz units) divided by our fleet-wide station-kept transponder capacity available for service (expressed in 36-MHz units). Average rate per transponder for contracts concluded in 2002 was approximately $1.5 million per year, down $0.2 million as compared to 2001, reflecting difficult market conditions as well as incentives given to customers to commence services on NSS-7.

    Cost of operations. Our cost of operations decreased $0.8 million, or 2 percent, to $50.7 million for the year ended December 31, 2002 compared to $51.5 million for the year ended December 31, 2001. As a percentage of revenues, our cost of operations remained unchanged at 25 percent. In absolute terms, the net decrease in our cost of operations reflects our success in managing our discretionary costs and from bringing our tracking, telemetry, control and payload management operations in-house.

    Selling, general and administrative. Our selling, general and administrative expenses increased by $0.8 million, or 2 percent, to $39.5 million in the year ended December 31, 2002 from $38.7 million for the year ended December 31, 2001. This slight net increase resulted primarily from the expansion of the sales and marketing staff that we undertook in order to better exploit the capacity on our new satellites primarily offset by savings arising from careful management of our discretionary costs.

    Earnings before interest, taxes, depreciation and amortization (EBITDA) (adjusted). Our EBITDA (adjusted) for the year ended December 31, 2002 was $110.3 million, a decrease of $8.5 million, or 7 percent, from $118.8 million in 2001. The decrease in EBITDA (adjusted) is attributable to decreased revenues in 2002. In 2002, we calculated EBITDA (adjusted) to exclude the cumulative effect of change in accounting principle relating to goodwill of $23.4 million. See footnote 7 to our " - Selected Consolidated Historical Financial Data".

    As a percentage of revenues, EBITDA (adjusted) decreased to 55 percent for the year ended December 31, 2002 from 57 percent for the year ended December 31, 2001We believe that earnings before interest, taxes, depreciation and amortization is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. (See Table 2 "- Reconciliation of EBITDA (adjusted) to net (loss) income").

             Table 2 - Reconciliation of EBITDA (adjusted) to net (loss) income


(in thousands of U.S. dollars)                             2002             2001              2000
                                                       --------------  ---------------   ---------------
Net (loss) income                                      $   (4,645)     $     33,068        $   31,674
Cumulative effect of change in accounting principle         23,375             -                 -
Income tax expense                                          10,506           19,364            17,506
Interest expense (income) and other, net                       510          (9,008)           (2,543)
Depreciation and amortization                               80,574           75,338            69,870
                                                       --------------  ---------------   ---------------
Earnings before interest, taxes, depreciation
   and amortization (EBITDA) (adjusted)                $   110,320     $    118,762      $    116,507
                                                       ==============  ===============   ===============


    Depreciation and amortization. Our depreciation and amortization expense increased $5.3 million, or 7 percent, to $80.6 million for the year ended December 31, 2002 from $75.3 million for 2001. This increase was primarily due to commencement of service of NSS-7, successfully launched in April 2002, net of elimination of goodwill amortization of $2.8 million in 2001.

    Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, ("SFAS No. 142") Goodwill and Other Intangible Assets, and in accordance with the standard stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. (See "- Recently Issued Accounting Standards").

    Interest expense (income) and other, net. Net interest expense for the year ended December 31, 2002 was $0.5 million, a decrease of $9.5 million, compared to net interest income of $9.0 million for the year ended December 31, 2001. The decrease primarily arises from lower interest income in 2002, as we fully utilized the remaining funds raised through our initial public offering to fund the ongoing construction of our new satellites, NSS-7, NSS-6 and NSS-8. (See "- Liquidity").

    Income tax expense. Our income tax expense decreased $8.9 million, or 46 percent, to $10.5 million for the year ended December 31, 2002, from $19.4 million in 2001. The decrease was due primarily to the decrease in our pre-tax income.

    Cumulative effect of change in accounting principle, relating to goodwill, net of taxes. As of January 1, 2002, we adopted SFAS No. 142. (See "-Recently Issued Accounting Standards"). This Standard eliminates goodwill amortization from the consolidated statement of operations and requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment.

    Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited in March 2000. As a result of this impairment test, we recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle.

    Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

    Revenues. Our revenues increased by $10.7 million, or 5 percent, to $209.0 million in the year ended December 31, 2001 from $198.3 million in the year ended December 31, 2000. Our 2000 revenues included the positive impact of a $19.7 million exceptional one-time contract termination payment made by one customer. Excluding this one-time payment recorded in 2000, our 2001 revenues increased 17 percent from $178.6 million in 2000. The increase in revenues was attributable to the success in increasing the fleet-wide average yield per transponder and in increasing the fill rate of our station-kept satellite fleet to 65 percent at December 31, 2001 from a 63 percent fill rate at December 31, 2000. The increase in the fleet-wide average yield per transponder was a result of our market-based pricing strategy as compared to the pricing we inherited at the time we commenced independent commercial operations, our willingness to enter into contracts for smaller units of capacity and for shorter duration, and our ability to offer value-added services.

    Cost of operations. Our cost of operations increased $4.5 million, or 10 percent, to $51.5 million for the year ended December 31, 2001 compared to $47.0 million for the year ended December 31, 2000. As a percentage of revenue, our cost of operations remained relatively unchanged at 25 percent for the year ended December 31, 2001 compared to 24 percent for the year ended December 31, 2000. Excluding the net impact of a one-time exceptional payment to us that was recorded in the third quarter 2000, cost of operations as a percentage of revenues was 26 percent in 2000. In absolute terms, the net increase in our cost of operations of $4.5 million related to the continued development of the engineering and operational worldwide infrastructure, including the development of our terrestrial infrastructure.

    Selling, general and administrative. Our selling, general and administrative expenses increased $3.9 million, or 11 percent, to $38.7 million in the year ended December 31, 2001 from $34.8 million in the year ended December 31, 2000. This increase resulted primarily from the full year effect of our continuing expansion of our sales, marketing and support staff required to fully exploit the unused capacity of our existing satellites. We employed 261 full-time employees as of December 31, 2001 compared to 219 full-time employees as of December 31, 2000.

    Earnings before interest, taxes, depreciation and amortization (EBITDA). Our EBITDA increased by $2.3 million, or 2 percent, to $118.8 million for the year ended December 31, 2001 from $116.5 million in 2000. Excluding the $19.7 million one-time exceptional contract termination payment received in the third quarter 2000, EBITDA increased by $22.0 million, or 23 percent. The increase in EBITDA was largely attributable to increased revenues in 2001 offset in part by the planned expansion of marketing and support staff and overall build up of the corporate and terrestrial infrastructure required to fully exploit the unutilized capacity of our existing satellites.

    As a percentage of revenues, EBITDA decreased to 57 percent for the year ended December 31, 2001 from 59 percent for the year ended December 31, 2000. Excluding the one-time termination payment, EBITDA as a percentage of revenues improved 3 percent from 54 percent. We believe that earnings before interest, taxes, depreciation and amortization is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. (See Table 2 "- Reconciliation of EBITDA (adjusted) to net (loss) income").

    Depreciation and amortization. Our depreciation and amortization expense increased $5.4 million, or 8 percent, to $75.3 million for the year ended December 31, 2001 from $69.9 million for 2000. This increase was due to the increase in the depreciable assets as a result of the completion of the construction of our satellite operations center in The Hague and our Washington D.C. mediaport and the full year effect of amortization of goodwill relating to the acquisition of New Skies Networks Pty Ltd. on March 31, 2000.

    Interest expense (income) and other, net. Net interest income increased $6.5 million, or 254 percent, to $9.0 million for the year ended December 31, 2001 from net interest income of $2.5 million in 2000. The increase in the overall interest income was primarily due to the investment of unexpended proceeds arising from our initial public offering completed in October 2000 and reimbursement of $1.8 million of KTV project management costs as a part of an arbitration judgement.

    Income tax expense. Our income tax expense increased $1.9 million, or 11 percent, to $19.4 million for the year ended December 31, 2001, from $17.5 million in 2000. The increase was due primarily to the increase in our taxable income.

Liquidity and Capital Resources

    Our liquidity requirements arise principally from the need to:

     o fund capital expenditures for the construction and launch of new satellites;

     o    fund working capital requirements;

     o    expand our business organically; and

     o    finance any acquisitions we may make.

    Liquidity

    As of December 31, 2002, our principal sources of funds were cash flows from operating activities and amounts available under a $300 million unsecured revolving credit facility. At December 31, 2002, we had drawn down $10 million on our $300 million credit facility, with $290 million remaining available. Net cash provided by operating activities totaled $112.0 million in 2002, $130.7 million in 2001 and $117.9 million in 2000. We had cash and cash equivalents of approximately $8.3 million as of December 31, 2002.

    We intend to use our $300 million facility for capital expenditures, acquisitions and general corporate purposes. We currently can borrow up to $290 million under this facility, although this maximum amount will be reduced to $200 million on December 31, 2003 and further reduced to $100 million on June 30, 2004. The facility must be repaid in full by December 31, 2004. The interest rate on borrowings will vary with LIBOR or EURIBOR and the applicable margin, which will vary with the amount of our indebtedness as a proportion of our EBITDA. The facility also contains customary events of default and financial covenants that relate to our business and regulations that affect us.

    In November 2002, we launched a share buyback initiative to repurchase a total of 13 million shares as a way to provide additional liquidity to our shareholders. As of December 31, 2002, 5,194,030 shares had been repurchased at a cost of $19.3 million. The acquired shares are recorded as `Treasury Stock' as a reduction of Shareholders' Equity.

    As our business is generally not seasonal, we have little need for short-term borrowings to finance normal operations.

    As of December 31, 2002, we had approximately $39.1 million of trade receivables outstanding. Pursuant to its policy, INTELSAT sold capacity with credit terms that included making payments in arrears. Approximately 52 percent of trade receivables at the end of 2002 reflect credit terms monthly or quarterly in arrears. New service agreements generally require payment monthly in advance.

    Our cost of satellite construction includes an element of deferred consideration to the satellite manufacturers called `satellite performance incentives'. We are contractually obligated to make these payments, representing up to 8 percent of the overall contract price of our existing satellites, over the minimum, contractually obligated, orbital design lives of the satellites so long as those satellites continue to meet contractual specifications. We capitalize the present value of these payments as part of the cost of constructing these satellites and record a corresponding liability to the satellite manufacturers. This obligation is then reduced as the satellite performance incentive payments are made.

    We believe that our cash flows from operations, our cash and cash equivalents and funds available under our $300 million credit facility will provide us with sufficient liquidity to meet our currently anticipated future financial obligations, committed capital expenditures and other needs through the end of 2003. Nevertheless, we plan to carefully evaluate opportunities to expand our operations. If capital investments exceed expected levels, we may seek additional financing.

    Capital expenditures and investments

    Cash used in investing activities, primarily representing capital expenditures for satellite construction, launch contracts, launch insurance and other property, was mainly funded using cash flow from operations and, to the extent necessary, borrowings under our credit facility. Net payments for investing activities totaled $231.4 million in 2002, $222.7 million in 2001 and $148.9 million in 2000. We signed a contract for a new satellite, NSS-7, with Lockheed Martin in 1999, which was launched in April 2002. We signed a contract for another satellite, NSS-6, with Lockheed Martin in 2000, which was launched in December 2002. We also signed a contract for a third satellite, NSS-8, with Boeing Satellite Systems in March 2001. We recently amended that contract, reconfiguring the satellite for deployment for service in an established orbital location in the Indian Ocean Region. We anticipate that NSS-8 will enter commercial service in the first half of 2005.

    We currently anticipate that our capital expenditures for 2003 will be approximately $65 to $85 million, to be financed with a combination of borrowings under our $300 million facility and operating cash flow. We expect that these expenditures will consist primarily of:

     o payments with respect to the final acceptance of the NSS-6 satellite and construction and launch contract for NSS-8;

     o    payments made to acquire and upgrade ground station facilities; and

     o    costs associated with the expansions of our operations.

    As part of our operational and strategic plan, we plan to launch replacement satellites when existing satellites near the end of their commercial lives. We will also explore the possibility of adding additional satellites to our fleet and will evaluate strategic opportunities such as joint ventures and acquisitions. We regularly study the demand for satellite services in various regions and for different applications in order to keep abreast of opportunities. While we are committed to a long- term strategy of enhancing our satellite fleet, we will enter into procurement contracts for new satellites only where we have a demonstrated need for the additional capacity and a sound business case for the particular satellite.

    Table 3 below summarizes our contractual obligations and commercial commitments as of December 31, 2002.

                        Table 3 - Contractual obligations





 (in thousands of U.S. dollars)                                      Payments due by period
                                        --------------------------------------------------------------------------
                                            Total       Less than 1     1-3 years      4-5 years    After 5 years
                                                           year
                                        -------------- -------------- -------------- -------------- --------------
Short-term debt                            $10,000       $ 10,000          $   -           $  -          $   -
Long-term debt                                   -              -              -              -              -
Capital lease obligations                        -              -              -              -              -
Operating leases                             6,088          1,395          2,008            961          1,724
Unconditional purchase obligations          27,377         13,643         10,149          2,014          1,571
Conditional purchase obligations
   (In-progress satellite procurement       86,196         43,988         42,208              -              -
   programs)
Conditional payment obligations
   (In-orbit satellite performance          40,517          5,756         11,538          7,673         15,550
   incentives)
Contingent conditional payment
   obligations (In-progress satellite       39,952          1,672          6,659          6,659         24,962
   performance incentives)
                                        -------------- -------------- -------------- -------------- --------------
TOTAL                                    $ 210,130        $ 76,454      $ 72,562        $17,307        $43,807
                                        ============== ============== ============== ============== ==============

Taxation

    We are currently in discussions with the Dutch tax authorities to determine the tax basis of the assets contributed to us by our predecessor. While we have not agreed to the final determination of the tax basis of these assets with those authorities, we have made a preliminary valuation of these assets. The difference between the book value of the assets on November 30, 1998 and the estimated initial tax basis of the assets of $750 million gave rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize this deferred tax asset. Application of the deferred tax asset will reduce our annual tax payments by approximately $1.3 million per year for approximately the next 12 years, based on the average lives of our current satellites. Should the tax authorities agree to a different initial valuation of the assets as of November 30, 1998, then
34.5 percent of the difference between that amount and $750 million would be adjusted to this deferred tax asset provided that recovery is more likely than not.

    Certain countries within which we operate have sought to impose withholding taxes or income taxes on payments from customers in those countries, notwithstanding the existence of tax treaties that do not permit the imposition of such taxes. We use available legal means to contest such taxation and in addition, in many but not all such cases, we also have the right under contracts to pass such taxes on to our customers or to other third parties.

Currency and exchange rates

    All of our major capital expenditures and substantially all of our revenues and operating expenses are denominated in U.S. dollars. Accordingly, we have adopted the U.S. dollar as our functional currency. Transactions in other currencies are translated into U.S. dollars using the rates that were in effect at the transaction date. Since all of our major inflows and outflows are denominated in U.S. dollars, we are not exposed to significant foreign currency exchange risk.

Disclosures about market risk

    We are exposed to market risks relating to interest rate changes from time to time. To the extent that we make significant borrowings under our $300 million facility, we will evaluate the appropriateness of using various hedging instruments. We do not enter into derivatives or other financial instruments for trading, hedging foreign currency exposure or speculative purposes.

Critical Accounting Policies

Our significant accounting policies are described fully in Note 2 to our consolidated financial statements appearing elsewhere in this annual report. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our communications, plant and other property, impairment of long-lived assets, income taxes, goodwill and satellite performance incentives. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Telecommunications revenue results from utilization charges that are recognized as revenue on a straight-line basis over the period during which the satellite services are provided. This revenue is recognized provided that collection of the related receivable is probable. We make estimates regarding the probability of collection based upon an evaluation of the customer's creditworthiness, the customer's payment history and other conditions or circumstances that may affect the likelihood of payment. When we have determined that the collection of payments for satellite utilization is not probable at the time the service is provided, we defer recognition of the revenue until such time that collection is believed to be probable or the payment is received. We also maintain an allowance for doubtful accounts for customers' receivables where the collection of these receivables is uncertain. If our estimate of the probability of collection is not accurate, we may experience lower revenue or an increase in our bad debt expense.

We receive payments for satellite utilization charges from some customers in advance of our providing services. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the agreement terms.

Communications, plant and other property

Communications, plant and other property are carried at cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance payments, insurance premiums, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches are capitalized and amortized over the lives of the related satellites. Insurance policies procured for in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

Communications, plant and other property are depreciated and amortized on a straight-line basis over their estimated useful lives. The depreciable lives of our satellites range from 7 years to 13 years. We make estimates of the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite's performance, including its orbital design life and its estimated orbital maneuver life. The orbital design life of a satellite is the length of time that the satellite's hardware is guaranteed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite's orbital maneuver life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates.

Impairment of long-lived assets

We periodically review our long-lived assets, which are comprised primarily of our in-service satellite fleet, to determine whether an impairment exists. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value based upon discounted cash flows, using an appropriate discount rate.



Income taxes

We account for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities and net operating loss carry-forwards using enacted rates. Valuation allowances are provided against assets that are not likely to be realized.

We are currently in negotiations with the Dutch tax authorities to determine the fair value (tax basis) of the assets contributed by our predecessor. While the final determination of the tax basis of these assets has not been agreed, we have made a preliminary valuation of these assets. The difference between the book and estimated tax bases of the contributed assets gives rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998, the date of the Asset Transfer. To the extent that the final tax value of the contributed assets differs from this estimate, a corresponding adjustment will be made to the deferred tax asset and additional paid-in capital.

Goodwill

The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill and is tested for impairment at least on an annual basis. As of January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. This Statement eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment upon adoption of this Statement, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited. As a result of this impairment test, we recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle

Satellite performance incentives

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments, representing up to 8 percent of the overall contract price of our existing satellites, over the minimum, contractually obligated, orbital design lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications.

Dutch GAAP reconciliation matters

    Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and do not differ in any material respect from those which would have been prepared if we had used accounting principles generally accepted in The Netherlands other than the accounting for goodwill. Under Dutch GAAP goodwill continues to be amortized. However, given that New Skies Networks Pty Limited was impaired both under US GAAP and Dutch GAAP, our result for 2002 was the same under both accounting methods. Under Dutch law, we prepare annual financial statements in accordance with Dutch accounting principles and file those statements with the Trade Register of the Chamber of Commerce and Industry in The Hague. These accounts are available for inspection at our executive offices.

Recently issued accounting standards

    In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No.143, Accounting for Asset Retirement Obligations. SFAS No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. On January 1, 2003, we adopted SFAS No.143 which did not have a material impact on our consolidated financial statements.

    As of January 1, 2002 we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement defines the accounting and reporting for the impairment and disposal of long-lived assets and is effective on January 1, 2002. Adopting SFAS No.144 did not have a material impact on our consolidated financial statements.

    As of January 1, 2002, we adopted SFAS No.145, Rescission of SFAS No. 4, 44, 64, Amendment of SFAS No. 13, and Technical Corrections. SFAS No. 4, which was amended by SFAS No. 64, required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2002. The adoption of SFAS No.145 did not have a material impact on our consolidated financial statements.

    As of January 1, 2002, we adopted SFAS No.142, Goodwill and Other Intangible Assets. This Standard eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited. As a result of this impairment test, an impairment charge of $23.4 million was recorded, which is classified as a cumulative effect of a change in accounting principle. Changes in the carrying amount of goodwill are reflected in Table 4.


              Table 4 - Changes in the carrying amount of goodwill

       (in thousands of U.S. dollars)

       Balance at December 31, 2000               $            26,135
       Amortization                                            (2,760)
                                                  ---------------------

       Balance at December 31, 2001                            23,375
       Impairment loss                                        (23,375)
                                                  ---------------------

       Balance at December 31, 2002               $                -
                                                  =====================


    The reconciliation of reported net (loss) income and earnings per share to net (loss) income and earnings per share for the years ended December 31, 2002, 2001 and 2000, adjusted to eliminate the effect of goodwill amortization in 2001 and 2000, is reflected in Table 5.




             Table 5 - Net (loss) income and earnings per share as adjusted for goodwill amortization

(in thousands of U.S. dollars, except per share          2002                2001               2000
amounts)
                                                   ------------------   ----------------  -----------------
Net (loss) income, as reported                     $        (4,645)     $       33,068    $        31,674
Add: Goodwill amortization                                       -               2,760              1,494
                                                   ------------------   ----------------  -----------------
Adjusted net (loss) income                         $        (4,645)     $       35,828    $        33,168
                                                   ==================   ================  =================


Basic and diluted earnings per share, as reported  $         (0.04)     $         0.25    $          0.29
Add: Goodwill amortization                                       -                0.02               0.02
                                                   ------------------   ----------------  -----------------
Adjusted basic and diluted earnings per share      $         (0.04)     $         0.27    $          0.31
                                                   ==================   ================  =================


    Upon adoption of SFAS No.142, the transition provisions of SFAS No. 141, Business Combinations, also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Adopting SFAS No.141 did not have a material impact on our consolidated financial statements.

    In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have a material impact on our consolidated financial statements.

    In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 establishes accounting standards for the transition from accounting for stock-based compensation to employees under the intrinsic value method under APB No. 25, Accounting for Stock Issued to Employees to the fair value based method as defined by SFAS No. 123, Accounting for Stock-Based Compensation. The statement provides three alternatives of transition: a prospective method, a modified prospective method, and a retroactive restatement method. We adopted the fair value method as of January 2003 and will transition using the prospective method provided by SFAS No. 148. Under the prospective method, we will apply the fair-value based method of accounting for stock options, recognizing expense for awards granted after January 1, 2003.

    In November 2002, the FASB issued Interpretation Number 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

    In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not anticipate that the adoption of FIN 46 will have a material impact on our consolidated financial statements.

    Several new Dutch accounting guidelines became effective January 1, 2002. Generally, these guidelines further align Dutch accounting standards with international accounting standards. The new guidelines did not have a material impact on our Dutch GAAP financial statements or the reconciliation between United States and Dutch GAAP.




ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

    Our Management Board manages our general affairs and business. Our Supervisory Board supervises the Management Board.

Supervisory Board

    Our Supervisory Board must approve the resolutions of our Management Board specified in our articles of association. Our Supervisory Board also advises our Management Board. In fulfilling their duties, all members of our Supervisory Board must serve our best interests and the best interests of the business of our connected enterprises.

    Our articles of association provide that at least three and at most eleven supervisory directors may serve on our Supervisory Board. Each of our current supervisory directors was elected for a one-year term and can be re-elected without limitation until he or she reaches the age of seventy-two. At our last annual general meeting in May 2003 our shareholders elected nine members to our Supervisory Board. Under Dutch law, supervisory directors cannot serve as members of our Management Board.

    The general meeting of shareholders appoints the supervisory directors. Our shareholders choose the supervisory directors at the general meeting from non-binding nominations made by the Supervisory Board or by shareholders holding 2 percent or more of our issued and outstanding share capital, and from declarations of availability submitted by a member of the Supervisory Board who is not otherwise nominated by the Supervisory Board. The general meeting of shareholders votes on candidates nominated by the Supervisory Board before voting on any other candidates. The general meeting of shareholders also decides the compensation we will pay the supervisory directors. If we were to become subject to the "structured regime" for large companies in the Netherlands, however, we would be required to amend our articles of association within three years to allow supervisory directors to nominate and appoint the candidates for supervisory directors without shareholder oversight. Dutch law mandates that companies become subject to the structured regime if they meet certain requirements including, for example, that for an uninterrupted period of three years they have more than 100 employees in The Netherlands and they establish and maintain a works council.

    An absolute majority of the votes cast at a Supervisory Board meeting is required to approve most decisions.

    The business address of each supervisory director is the address of our principal executive office in The Hague. All of our Supervisory Board members currently hold ordinary shares or ADSs, as well as options and rights to acquire shares. See "-- Compensation of Supervisory Board".

    Our Supervisory Board currently consists of nine members. These supervisory directors are:

Name                                            Age      Position


Terence Seddon..........................        62      Chairman
S.K. Fung...............................        56      Member
Ashok Ganguly...........................        67      Member
Jerry Kolb..............................        67      Member
Neelie Kroes............................        61      Member
Gerd D. Mueller.........................        66      Member
Luigi Ruspantini........................        63      Member
Claude Seguin...........................        53      Member
Don Wear................................        56      Member

    Our Supervisory Board has three standing committees: Audit and Finance, Management Compensation and Development and Corporate Governance. Membership on the committees is:

                                 Committees
--------------------------------------------------------------------------------
    Audit & Finance       Management Compensation &      Corporate Goverance
                                 Development
----------------------    ---------------------------   ------------------------

 Claude Seguin (Chair)       Terence Seddon (Chair)       Neelie Kroes (Chair)
 S.K. Fung                   Ashok Ganguly                S.K. Fung
 Jerry Kolb                  Jerry Kolb                   Terence Seddon
 Gerd D. Mueller             Luigi Ruspantini             Don Wear

    Mr. Seddon, 62 years of age, has served as Chairman of the Supervisory Board since May 1998. He is a citizen of the United Kingdom. Mr. Seddon currently is retired. Prior to his retirement he served as Director of Projects in Europe and also as the Malaysian Representative Director for Cable and Wireless. Prior to that, Mr. Seddon served as Chief Executive Officer of Asia Satellite Telecommunications Company Ltd. from 1988 - 1993. Mr. Seddon is a non-executive Director of Multitone Electronics plc, a specialist mobile telecommunications product provider.

     Mr. Fung, 56 years of age, has served as a Supervisory Director since May 1999. He is a citizen of the United States of America. Mr. Fung currently is Managing Director, North Asia of ACNielsen (a VNU N.V. company), a global provider of market information, research and analysis. Previously, he was a Director of Media Genesis Limited from 2000 to 2002. From 1999 to 2000, Mr. Fung was Managing Director of Sage Capital Management and from 1995 to 1999 he was President of NBC Asia and established the Asian operations of NBC. Mr. Fung also served as the Chairman of the Cable and Satellite Broadcasting Association of Asia (CASBAA) from 1997 to 1999. From 1987 to 1995, he was General Manager of TVB International, a leading broadcaster in Hong Kong.

    Dr. Ganguly, 67 years of age, has served as a Supervisory Director since May 2002. He is a citizen of India. Dr. Ganguly currently serves as the Chairman of ICICI One Source Ltd., as a Director on the Central Board of the Reserve Bank of India, to which post he was appointed in November 2000, and as a Director on the Board of Hemogenomics Pvt Ltd, to which post he was appointed in November 2002. In addition, Dr. Ganguly heads his own company, Technology Network India Pvt Ltd., which focuses on industrial research & development and supply chain management. Dr. Ganguly's principal professional career spanned 35 years with Unilever, which culminated with his service as a member of the Board of Directors of Unilever N.V. from 1990 through 1997 with responsibility for world-wide research and technology. Dr. Ganguly also currently serves as a non-executive Director of British Airways plc, Mahindra & Mahindra, WIPRO Ltd, ICICI Knowledge Park, and Tata AIG Life Insurance Co Ltd.. During his career, Dr. Ganguly has served several public bodies including as a member of the Science Advisory Council to the Prime Minister of India (1985-89) and the UK Advisory Board of Research Councils. His honors include, among others, the Indian award of Padma Bhushan and being named an Honorary Professor by the Chinese Academy of Science, Shanghai.

Mr. Kolb, 67 years of age, has served as a Supervisory Director since May 1998. He is a citizen of the United States of America. Until his retirement in May 1998, Mr. Kolb was Vice Chairman of Deloitte & Touche LLP, an international public accounting and consulting firm. He joined the accounting firm in 1957 and served as Managing Partner of the Chicago office, Managing Partner of professional services, and Chief Financial and Administrative Officer, as well as Vice Chairman. Mr. Kolb has been a member of the Board of Directors of Gaylord Container Corporation, a manufacturer and distributor of corrugated containers, containerboard and other paper products, from August 1998 to May 2002, of Mid America Group, a commercial and residential real estate development and management company, from August 2002, and of Walter Industries, Inc. from June 2003.

    Mrs. Kroes, 61 years of age, has served as a Supervisory Director since May 1999. She is a citizen of the Netherlands. From 1991 to 2000 Mrs. Kroes served as President of Nijenrode University in the Netherlands. Prior to that, she served as an advisor to the European Transport Commissioner from 1989 to 1991 and as Cabinet Minister for Transport and Public Works in the Netherlands from 1982 to 1989. She also served as Deputy Minister for Transport and Public Works in the Netherlands from 1977 to 1981. Mrs. Kroes is a Member of the Boards of the following companies: Ballast Nedam N.V., P & O Nedloyd, ProLogis, Corio N.V. (formerly VIB N.V.), Lucent Technologies B.V., Volvo Group (Sweden), Thales Group, MM02 (non-executive board), and Nederlandse Spoorwegen (Supervisory Board). Mrs. Kroes is as of December 2002 a member of the High Level Group on the trans-European Network in Brussels.

    Mr. Mueller, 66 years of age, has served as a Supervisory Director since May 2001. He is a citizen of Germany and the United States of America residing in the United States of America. Mr. Mueller is currently retired. Prior to his retirement, Mr. Mueller served as Executive Vice President and Chief Administrative and Financial Officer of Bayer Corporation, the U.S. wholly owned subsidiary of Bayer AG, Germany. He is currently a member of the Board of Directors of Schott Corporation, a U.S. wholly owned subsidiary of the German company Schott Glas. Mr. Mueller also is a trustee of the Robert Morris University and a member of the Board of Directors of the Western Pennsylvania Hospital, both in Pittsburgh, and Chairman of CDS International (formerly Carl Duisberg Society), a non-profit organization engaged in the implementation of exchange programs for young professionals primarily between the United States and Europe.

    Mr. Ruspantini, 63 years of age, has served as a Supervisory Director since May 1998. He is a citizen of Italy. Mr. Ruspantini is presently retired after more than 30 years of experience in satellite communications. Prior to his retirement, he served as Assistant to the Chief Executive Officer of Telespazio, at the time a fully owned subsidiary of Telecom Italia, where he was responsible for the definition of the company's multimedia program strategy and implementation. Prior to 1997, Mr. Ruspantini served as Director of the Broadcast Services division of Telespazio and oversaw the provision of Television, Business Television and Radio Services to the company's customers in Italy and abroad.

    Mr. Seguin, 53 years of age, has served as a Supervisory Director since May 1998. He is a citizen of Canada. Mr. Seguin is currently Senior Vice President - Strategic Investments for the Montreal based CGI Group, a global IT service provider. Previously, he was President of CDP Capital - Private Equity from 2001 to 2003 and Executive Vice-President and Chief Financial Officer of Teleglobe Inc. from 1992 to 2000. Immediately prior to that, he was the Deputy Minister of Finance for the Province of Quebec, to which post he was appointed in 1987.

    Mr. Wear, 56 years of age, has served as a Supervisory Director since May 2001. He is a citizen of the United States of America. In 2001 Mr. Wear started his own business, Wear Multimedia International. Mr. Wear has spent the majority of his career in the media, television and telecommunications industries, working in legal, regulatory, commercial, business and senior executive positions. From 1997 to 2001 Mr. Wear was the President, International Policy and President, International Networks at Discovery Communications, Inc. From 1993 to 1997, Mr. Wear was Vice President and General Counsel of INTELSAT. Mr. Wear is a member of the Board of Directors of the International Council of the National Academy of Television Arts and Sciences in the United States. He is also a member of several advisory panels, committees and councils dealing with telecommunications- and television-related matters.

Compensation of Supervisory Board

    Each of our supervisory directors receives a quarterly fee. Additionally, each supervisory director is paid a stipend in connection with attendance at, and travel to and from, a Supervisory Board meeting or a Supervisory Board committee meeting, and reimbursement in connection with other expenses. The total amount paid to our supervisory directors during 2002 was approximately $0.5 million. In 2002, the total remuneration of the individual members of the Supervisory Board were as follows (in thousands of U.S. dollars):

       Supervisory Board
       T.M. Seddon                     $        87
       J.W. Kolb                                59
       C. Seguin                                55
       G.D. Mueller                             54
       L. Ruspantini                            53
       D. Wear                                  53
       S.K. Fung                                50
       N. Kroes                                 39
       A.S. Ganguly                             33
       T. Hashimoto                             10
                                       ------------------
       Total                           $       493
                                       ==================

    We have awarded options to acquire ordinary shares to the members of our Supervisory Board for each year since our inception. Each option grant has been, and each future option grant must be, approved by shareholders based on a proposed grant made to them. The vesting period for all options is three years and the options have a maximum term of 10 years.

    We granted 99,970 options to the supervisory directors in aggregate in 1998 and 127,960 options in aggregate to them in May 1999. The general meeting of shareholders approved 1998 and 1999 grants at the annual general meeting held in June 2000. The exercise price of $7.50 for these options was set at the estimated fair market value at the time they were granted. Under U.S. GAAP the Company must record a non-cash compensation cost equal to the excess of the market value of the shares at the date of ratification (June 28, 2000) over the exercise price. In establishing the fair market value of the shares, the Supervisory Board utilized an independent valuation performed by KPMG Corporate Finance. The calculated compensation cost was amortized over the vesting period of the options. Using the independent valuation performed by KPMG Corporate Finance, we have determined that the fair market value of these options was $11.00 each on June 28, 2000. Accordingly, we recorded $0.8 million as unearned compensation of which $0.5 million was expensed in 2000 and the remainder was expensed in 2001 and 2002.

    We also granted options to acquire ordinary shares to the members of our Supervisory Board in 2003, 2002, 2001 and 2000. The exercise price of these options was set at the fair market value as of the date of grant. Complete details of these option grants is set forth in the tables under "-- Outstanding Stock and Stock Options of the Supervisory Board and the Management Board as of May 22, 2003".

    In 2003 and 2002, our shareholders also approved the grant to the members of our Supervisory Board of rights to acquire ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase the shares specified in the grant at a price per share equal to nominal value ((euro)0.05). The purchase of shares under each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which are the first, second and third anniversary of the date of grant. Grants may be extinguished under certain limited circumstances if the individual recipient ceases to be a member of our Supervisory Board. As is the case with options, our shareholders must approve any and all proposed future grants of this nature.

    We currently have no loans outstanding to members of our Supervisory Board.

Management Board

    Our Management Board manages our business and operations under the supervision of our Supervisory Board. The general meeting of shareholders appoints members of our Management Board from binding nominations drawn up by our Supervisory Board and from nominations made by our shareholders holding two percent or more of our issued and outstanding share capital, pursuant to a mechanism described in our Articles of Association. This list of binding nominations drawn up by our Supervisory Board contains at least two nominations for each Management Board vacancy to be filled. The general meeting can over-ride these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of the issued share capital. If our Supervisory Board does not nominate anyone for a specific position or their nominee for that position is defeated, the general meeting of shareholders may appoint any candidate duly nominated by a shareholder holding two percent or more of our shares by an absolute majority of the votes cast.

    Our Supervisory Board may suspend, but not dismiss, any member of our Management Board. The general meeting of shareholders has the power to lift a suspension. In addition, the general meeting of shareholders may dismiss or suspend any or all members of our Management Board at any time. A resolution to suspend or dismiss any member of our Management Board may only be passed by a two-thirds majority of the votes cast representing more than one half of the issued capital, unless the proposal was made by the Supervisory Board.

    A majority of the members of our Management Board present or represented at a meeting is required to adopt decisions. Our Management Board may only adopt valid resolutions by favorable vote when the majority of the members of our Management Board in office are present or represented at a meeting, provided that the majority shall at least include the vote of the chief executive officer.

    Our Management Board is vested with the general legal authority to represent us. Any member of our Management Board, acting severally, is authorized to represent us. Certain decisions of our Management Board require the prior approval of our Supervisory Board. Our articles of association identify these decisions as they currently stand.

    Our Supervisory Board determines the compensation and benefits of the members of our Management Board.

    The business address of each member of our Management Board is the address of our principal executive office in The Hague. Each member of our Management Board currently holds some ordinary shares and/or options. See "-- Compensation of Management Board".

    Our articles of association provide that members of our Supervisory Board are entitled to represent us in case of conflicts of interest between us and members of our Management Board.

    According to our corporate purpose, we may arrange financing and may take up loans and provide security for our loans and obligations, as well as for loans and obligations of companies controlled by our affiliates our subsidiaries or us. This means that our Management Board and any member of our Management Board can bind us vis-a-vis third parties in this respect. This can only be varied by an amendment of our articles of association effecting an amendment to our corporate purpose, or to our representation provision.

    Our Management Board had six members until February 21, 2003, when Mr. R. Jockin resigned as Executive Vice President, Sales and Marketing. As a consequence, as of February 21, 2003, our Management Board has five members. The members of our Management Board are:

Name                     Age     Position
----                     ---     --------
Daniel Goldberg.......   38      Chief Executive Officer
Andrew Browne.........   47      Chief Financial Officer
Timothy Cowart........   36      Senior Vice President,  Corporate Development
Mary Dent.............   41      General Counsel
Stephen Stott.........   56      Chief Technical Officer

    Mr. Goldberg, 38 years of age, has served as our Chief Executive Officer since January 2002. Prior to that, he had served as our Chief Operating Officer from February 2000, and prior to that time, he had served as our General Counsel since October 1998. Prior to joining us, he worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, Mr. Goldberg was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington D.C.

    Mr. Browne, 47 years of age, has served as our Chief Financial Officer since October 1998. Prior to joining us, he served as Vice President, Chief Financial Officer of INTELSAT. From 1985 to 1995, Mr. Browne worked for Advanced Micro Devices, Inc. in several financial and business capacities and, on leaving, was Director of Worldwide Finance, Sales and Marketing Operations.

    Mr. Cowart, 36 years of age, has served as our Senior Vice President of Corporate Development since March 1999. Prior to joining us, he worked at PanAmSat as Vice President of Business Development from 1998 to 1999 and as Director of Financial Planning from 1997 to 1998. Prior to that, he worked at Hughes Electronics Corp. from 1995 to 1997 as a senior associate of corporate development, and from 1993 to 1995 he worked at The Geneva Companies, Inc. as an associate vice president.

    Ms. Dent, 41 years of age, has served as our General Counsel since March 2000. Prior to joining us, she practiced telecommunications law from 1992 to 2000 with the firm of Goldberg, Godles, Wiener & Wright. Previously, Ms. Dent served as a counsel for U.S. Senator Edward M. Kennedy and worked in various capacities for satellite communications companies Hughes Communications Inc. and Equatorial Communications Co.

    Mr. Stott, 56 years of age, has served as our Chief Technical Officer since March 1999. Prior to joining us, he worked at INTELSAT from 1985 to 1999, most recently as Director of Satellite Systems Engineering from 1996 to 1999.

Compensation of Management Board

    In 2002, we had six Management Board members. The aggregate annual base salary compensation that our Management Board members received during 2002 was $2.0 million. The members of our Management Board are eligible to participate in the company's Employee Annual Incentive Plan. In accordance with the terms and conditions of this plan, in 2002, the Chief Executive Officer and certain other Management Board members were eligible for an on-target bonus equal to 40 percent of their annual base salary, and the other Management Board members were eligible for an on-target bonus equal to 25 percent of their annual base salary. Bonus payments depend on our financial results and achievement of individual goals and objectives. In February 2003, the Supervisory Board approved an aggregate amount of $0.6 million in performance related bonus/incentive compensation for the six members of our Management Board for the year 2002, including our retired Chief Executive Officer. Other compensation was provided to the six members of our Management Board in the form of pension contributions and company leased cars, totaling $0.1 million in aggregate in 2002.

    Total remuneration of the Management Board, including pension costs for the year ended December 31, 2002, is summarized as follows (in thousands of U.S. dollars):

                          Base Salary      Bonus       Pension         Total
                        --------------------------------------------------------
  Management Board
   D.S. Goldberg               450          225           27            702
   A.M. Browne                 451           93           34            578
   S.J. Stott                  340           70           31            441
   R. Jockin                   275           92           21            388
   M.J. Dent                   262           88           16            366
   T.L. Cowart                 255           52           15            322
                        --------------------------------------------------------
      Total                  2,033          620          144          2,797
                        ========================================================


    We have established a stock option plan with respect to our management and employees. Under this plan, members of our Management Board and other specified employees may be granted an option to acquire a specified number of ordinary shares. The exercise price for all options issued to date has been between $4.66 and $11.00. The options granted are exercisable for a period of 10 years after the grant date but are subject to vesting or, in certain cases, resale restrictions, as well as other restrictions. Options granted vest (or, where applicable, the resale restrictions are voided) in three equal annual installments. On December 31, 2002 (and adjusting for the share split), the number of options outstanding under this plan was 6,910,629. The total number of unexercised outstanding options held by members of our Management Board as a group on December 31, 2002 was, on the same basis, 1,845,434. The options have a maximum term of 10 years. In 2003, we also granted 448,133 stock options to the members of our Management Board in aggregate for performance during 2002. The vesting period of these options is three years and they have a maximum term of 10 years. The exercise price for these options was set at the fair market value as of the date of grant.


    In addition to option grants, the Management Board compensation package for 2002 and 2003 also consisted of grants of rights to acquire shares. In February 2002 we granted to the members of our Management Board rights to acquire an aggregate of 233,736 ordinary shares and in February 2003 we granted to the members of our Management Board rights to acquire an aggregate of 180,253 ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase the shares specified in the grant at a price per share equal to nominal value ((euro)0.05). The purchase of shares under each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which generally are the first, second and third anniversary of the date of grant. However, in the case of the 2002 grant to our chief executive officer, the settlement dates have been aligned to match those of the grants made to other members of the Management Board.

    All Management Board equity grants (both options and grants of rights to acquire shares) are governed by a plan administered by the Supervisory Board. Under the plans, the size of a grant to an eligible recipient is determined at the discretion of the plan administrator. All grants under the option plan, including option grants to employees, are subject to an aggregate cap, which was raised in 2002 to a total of 13,057,024 ordinary shares. Grants may be extinguished under certain limited circumstances if the individual recipient ceases to be an employee of the company.

    For further information regarding stock options, including the accounting impact and vesting of these options, see Note 10 to our consolidated financial statements included elsewhere in this annual report.

    We currently have no loans outstanding to members of our Management Board.

Limitation of Liability and Indemnification Matters

    Pursuant to Dutch law, each member of our Supervisory Board and our Management Board is responsible to us for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of our Supervisory Board or our Management Board. Our articles of association provide that the adoption of our annual accounts by the general meeting of shareholders constitutes a discharge from liability for the members of our Supervisory Board and our Management Board in respect of the exercise of their duties during the financial year concerned. This is the case only so long as no proviso has explicitly been made, and without prejudice to what has been or will be provided by law.

    This discharge of liability may be limited by mandatory provisions of Dutch law, such as in the case of bankruptcy. In addition, this discharge extends only to actions or omissions disclosed in or apparent from the adopted annual accounts or otherwise communicated to the general meeting of shareholders. In case of actions or omissions, the members of our Supervisory Board and our Management Board could be jointly and severally liable toward third parties for any loss sustained by these third parties as a result of these actions or omissions. An individual Supervisory Board or Management Board member can avoid liability if he or she can prove that he or she was not responsible for these actions or omissions and that he or she has not been negligent in taking measures to prevent the consequences of those actions or omissions. Under Dutch law, our supervisory directors generally cannot be held personally liable for decisions made exercising their reasonable business judgment.

    Our articles of association require us to indemnify the persons described below against all expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in relation to any threatened, pending or completed action, suits or other proceedings, other than an action by us or on our behalf. We shall also indemnify those persons if they are threatened to be made a party to any threatened, pending or completed action or proceeding by or in our right to procure a judgment in their favor. We shall indemnify a person who acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and who is or was:

     o    a member of our Supervisory Board,

     o    a member of our Management Board,

     o    an officer or agent, or

     o was serving at our request as a member of our Supervisory Board, Management Board, or was an officer or agent of another company, a partnership, joint venture, foundation, trust or other enterprise.

    This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or willful misconduct in the performance of their duty to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Outstanding Stock and Stock Options of the Supervisory Board and the Management Board as of May 22, 2003.

    The following table sets forth the number of shares owned by the respective individual determined in accordance with the rules of the Securities and Exchange Commission.

                                                                             Number of       Percent of
                                                            Percent of       shares and        total
                                           Number of      total issued      exercisable       issued
Name                                       shares (1)       shares (2)      options (3)      shares (4)
----                                       ---------        ----------      -----------      ----------
Supervisory Board:
Terence Seddon.........................       2,314             *            54,681             *
S.K. Fung..............................       3,607             *            26,585             *
Ashok Ganguly..........................         607             *             2,125             *
Jerry Kolb.............................       2,607             *            41,575             *
Neelie Kroes...........................         668             *            25,944             *
Gerd Mueller (5).......................       5,607             *            12,985             *
Luigi Ruspantini.......................       1,607             *            37,915             *
Claude Seguin..........................       3,668             *            43,604             *
Don Wear...............................       1,107             *             8,485             *
                                             ------                        -------
     Total.............................      21,792             *           253,899          0.2%

Management Board:
Daniel Goldberg........................      46,000             *           389,370          0.3%
Andrew Browne..........................      11,835             *           426,079          0.3%
Timothy Cowart.........................      10,143             *           200,550          0.2%
Mary Dent..............................      10,759             *           155,002          0.1%
Stephen Stott..........................      11,156                         257,999          0.2%
                                             ------                        -------
     Total.............................      89,893             *         1,429,000          1.1%


(1) Represents share ownership as reported to us by the named individuals. Because our shares are publicly traded in bearer form, we have no independent means to verify any shareholder's beneficial ownership.


(2) An asterisk indicates that the percentage is less than one-tenth of one percent.


(3) Represents share ownership as reported to us by the named individuals. Because our shares are publicly traded in bearer form, we have no independent means to verify any shareholder's beneficial ownership. The information includes options over our ordinary shares that are exercisable within 60 days of the date of calculation in accordance with Rule 13d-3 under the U.S. Securities and Exchange Act.


(4) The percentage is calculated by dividing the number of shares indicated for the person or group of persons by the sum of the total number of shares issued and outstanding plus the number of options over ordinary shares held by the relevant person or group of persons which are exercisable within 60 days. An asterisk indicates that the percentage is less than one-tenth of one percent.

(5)  The shares are held by the Helen Mueller Revocable Trust.

In addition to shares owned or subject to options that are exercisable within 60 days, our supervisory directors and members of the Management Board also have rights to acquire our ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase a pre-determined number of shares at a price per share equal to nominal value ((euro)0.05), and the purchase of shares subject to each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which are the first, second and third anniversary of the date of grant. See "Compensation of Supervisory Board" and "Management Compensation" for a full discussion of these rights. Because none of these shares are included in the table above or are comparable to options set forth in the second table further below, the following table illustrates the shares subject to these rights agreements.

                                        Number of        Purchase price per
Name                                    shares (1)              share           Settlement Dates
----                                    ----------              -----           ----------------
Supervisory Board:
Terence Seddon....................         1,658         (euro)  0.05              05-22-04
                                           1,658                 0.05              05-22-05
                                           1,659                 0.05              05-22-06
                                           1,214                 0.05              05-16-04
                                           1,215                 0.05              05-16-05
S.K. Fung.........................           829                 0.05              05-22-04
                                             829                 0.05              05-22-05
                                             830                 0.05              05-22-06
                                             607                 0.05              05-16-04
                                             608                 0.05              05-16-05
Ashok Ganguly.....................           829                 0.05              05-22-04
                                             829                 0.05              05-22-05
                                             830                 0.05              05-22-06
                                             607                 0.05              05-16-04
                                             608                 0.05              05-16-05
Jerry Kolb........................           829                 0.05              05-22-04
                                             829                 0.05              05-22-05
                                             830                 0.05              05-22-06
                                             607                 0.05              05-16-04
                                             608                 0.05              05-16-05
Neelie Kroes......................           911                 0.05              05-22-04
                                             912                 0.05              05-22-05
                                             912                 0.05              05-22-06
                                             668                 0.05              05-16-04
                                             668                 0.05              05-16-05
Gerd Mueller......................           829                 0.05              05-22-04
                                             829                 0.05              05-22-05
                                             830                 0.05              05-22-06
                                             607                 0.05              05-16-04
                                             608                 0.05              05-16-05
Luigi Ruspantini..................           829                 0.05              05-22-04
                                             829                 0.05              05-22-05
                                             830                 0.05              05-22-06
                                             607                 0.05              05-16-04
                                             608                 0.05              05-16-05
Claude Seguin.....................           911                 0.05              05-22-04
                                             912                 0.05              05-22-05
                                             912                 0.05              05-22-06
                                             668                 0.05              05-16-04
                                             668                 0.05              05-16-05
Don Wear..........................           829                 0.05              05-22-04
                                             829                 0.05              05-22-05
                                             830                 0.05              05-22-06
                                             607                 0.05              05-16-04
                                             608                 0.05              05-16-05

Management Board:
Daniel Goldberg...................        25,751          (euro) 0.05              02-01-04
                                          25,751                 0.05              02-01-05
                                          25,751                 0.05              02-01-06
                                          36,000                 0.05              02-25-04
                                          36,000                 0.05              02-25-05
Andrew Browne.....................        13,333                 0.05              02-01-04
                                          13,333                 0.05              02-01-05
                                          13,334                 0.05              02-01-06
                                          10,835                 0.05              02-25-04
                                          10,835                 0.05              02-25-05
Timothy Cowart....................         7,666                 0.05              02-01-04
                                           7,667                 0.05              02-01-05
                                           7,667                 0.05              02-01-06
                                           7,643                 0.05              02-25-04
                                           7,643                 0.05              02-25-05
Mary Dent.........................        10,000                 0.05              02-01-04
                                           8,860                 0.05              02-25-04
                                           8,860                 0.05              02-25-05
Stephen Stott.....................        10,000                 0.05              02-01-04
                                          10,000                 0.05              02-01-05
                                          10,000                 0.05              02-01-06
                                           8,156                 0.05              02-25-04
                                           8,156                 0.05              02-25-05


    The following table sets forth the information regarding stock option ownership for each member of our Supervisory Board and Management Board.

                                       Number of             Exercise            Expiration
Name                                  Options (1)             Price               Date (2)
----                                  -----------             -----               --------
Supervisory Board:
Terence Seddon...................        17,330              $7.50                05-14-08
                                         17,330               7.50                05-27-09
                                          2,950              11.00                06-28-10
                                         17,581               7.11                05-17-11
                                          9,108               5.49                05-16-12
                                         12,437               6.03                05-22-13
S.K. Fung........................        13,330               7.50                05-27-09
                                          2,270              11.00                06-28-10
                                          8,790               7.11                05-17-11
                                          4,554               5.49                05-16-12
                                          6,219               6.03                05-22-13
Ashok Ganguly....................         4,554               5.49                05-16-12
                                          6,219               6.03                05-22-13
Jerry Kolb.......................        14,660               7.50                05-14-08
                                         14,660               7.50                05-27-09
                                          2,270              11.00                06-28-10
                                          8,790               7.11                05-17-11
                                          4,554               5.49                05-16-12
                                          6,219               6.03                05-22-13
Neelie Kroes.....................        14,660               7.50                05-27-09
                                          2,500              11.00                06-28-10
                                          9,669               7.11                05-17-11
                                          5,009               5.49                05-16-12
                                          6,841               6.03                05-22-13
Gerd Mueller.....................         8,790               7.11                05-17-11
                                          4,554               5.49                05-16-12
                                          6,219               6.03                05-22-13
Luigi Ruspantini.................        13,330               7.50                05-14-08
                                         13,330               7.50                05-27-09
                                          2,270              11.00                06-28-10
                                          8,790               7.11                05-17-11
                                          4,554               5.49                05-16-12
                                          6,219               6.03                05-22-13
Claude Seguin....................        14,660               7.50                05-14-08
                                         14,660               7.50                05-27-09
                                          2,500              11.00                06-28-10
                                          9,669               7.11                05-17-11
                                          5,009               5.49                05-16-12
                                          6,841               6.03                05-22-13
Don Wear.........................         8,790               7.11                05-17-11
                                          4,554               5.49                05-16-12
                                          6,219               6.03                05-22-13

Management Board:
Daniel Goldberg..................       233,330            $  7.50                10-26-08
                                         37,100              11.00                02-17-10
                                        109,410               9.14                02-23-11
                                        193,133               4.66                02-20-13
Andrew Browne....................       266,670               7.50                10-12-08
                                         43,900              11.00                02-17-10
                                        114,880               9.14                02-23-11
                                         81,262               5.00                02-25-12
                                        100,000               4.66                02-20-13
Timothy Cowart...................       120,000               7.50                03-04-09
                                         17,000              11.00                02-17-10
                                         51,450               9.14                02-23-11
                                         57,322               5.00                02-25-12
                                         55,000               4.66                02-20-13
Mary Dent........................        94,740               9.50                03-01-10
                                         41,030               9.14                02-23-11
                                         66,448               5.00                02-25-12
                                         25,000               4.66                02-20-13
Stephen Stott....................       160,000               7.50                03-29-09
                                         20,500              11.00                02-17-10
                                         68,930               9.14                02-23-11
                                         61,170               5.00                02-25-12
                                         75,000               4.66                02-20-13
----------

(1) All options are for our ordinary shares, which have the same voting rights as all of our other ordinary shares.
(2) The expiration date of each option is 10 years from the date of grant, unless earlier cancelled.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares at May 22, 2003 by each person known by us to own beneficially more than five percent of our outstanding ordinary shares. For information regarding holdings of shares, grants of stock options and rights to acquire shares of the members of the Management Board and Supervisory Board see
Item 6.

     Except as otherwise indicated, each shareholder identified by name has:

     o    sole voting and investment power with respect to its shares; and

     o    record and beneficial ownership with respect to its shares.

                                              Number of         Percent of total issued
                                           ordinary shares          ordinary shares
Lockheed Martin Global
Telecommunications(1).....................     18,610,660                14.3%
Stichting Administratiekantoor NSS(2).....      8,135,230                 6.2%
K-Capital Partners LLC....................      See note (3)              5.8%
----------

(1)  Includes ordinary shares held by wholly owned subsidiaries.

(2) This stichting holds ordinary shares that could not be distributed to signatories or investing parties of our predecessor in connection with the transfer of our assets to us on November 30, 1998, together with the shares our predecessor distributed to its signatories and investing parties in February 2000 and July 2001, less shares that have been removed from the stichting by the relevant shareholders. These shares are held for the beneficial interest of individually designated signatories and investing parties. These shares will be registered in our share register in the name of the signatories and investing entities upon completion of appropriate documents of transfer.

(3) The company has no information regarding the actual numbers of shares held by K Capital Partners LLC. Under Dutch Law K-Capital Partners LLC is only required to file publicly the percentage of shares they hold.

Changes in shareholdings by five-percent shareholders over the last three years.

    The following table shows the significant changes over the past three years in the shareholdings of those shareholders who currently hold more than five percent of our issued share capital. The table reflects only those significant changes in percentage ownership caused an acquisition or disposition of shares and does not reflect changes in percentage ownership caused by dilution. To date, we have only issued ordinary shares. Currently, our shareholders may hold our ordinary shares in one or more of three possible forms: registered shares, bearer shares and American Depositary Shares, each of which represent one bearer share. We can confirm the shareholdings and transfers only of shareholders who hold registered shares. In addition, several of our shareholders hold beneficial interests in a Dutch foundation, or stichting, which in turn holds registered shares. Where a shareholder holds a beneficial interest through this stichting, we are able to verify that beneficial ownership by reference to the stichting's register. In the case of bearer shares and American Depositary Shares that are publicly traded on the exchanges, we have no independent means to verify at any given time the identity of a shareholder or the actual or beneficial ownership of a known shareholder. In some cases, U.S. and Dutch law require shareholders of public companies to report publicly their shareholding at certain thresholds, and in those cases we have been able to verify their shareholding against public records. As a result, the information below represents only the information that is contained in our share register or in shareholder public filings that are known to us. Finally, some of the share numbers below have been adjusted to reflect a 10-to-1 stock split that became effective on August 24, 2000, and the percentages are calculated based on the total number of issued and outstanding shares, as adjusted for the stock split, as of the relevant date.

--------------------------------------------------------------------------------------------------------------
Shareholder                  Transaction                 Date                Number of shares   Percentage
--------------------------------------------------------------------------------------------------------------
Lockheed Martin Global       Acquisition of Comsat       August 3, 2000      18,610,660         18.6%
Telecommunications           Corporation and its
                             wholly-owned subsidiaries,
                             Comsat Argentina S.A. and
                             Comsat General Corporation
--------------------------------------------------------------------------------------------------------------
Stichting                    Additional acquisition      February 18, 2000   9,907,620          9.9%
Administratiekantoor NSS
--------------------------------------------------------------------------------------------------------------
                             Transfers                   2000                6,077,780 in 12    4.7%
                                                                             separate
                                                                             transactions
--------------------------------------------------------------------------------------------------------------
                             Transfers                   2001                2,049,630 in 15    1.6%
                                                                             separate
                                                                             transactions
--------------------------------------------------------------------------------------------------------------
                             Transfers                   2002                1,963,650 in 10    1.5%
                                                                             separate
                                                                             transactions
--------------------------------------------------------------------------------------------------------------
K-Capital Partners LLC       Acquisition(s)              May 14, 2003        See note (1)       5.8%
--------------------------------------------------------------------------------------------------------------

----------
(1) The company has no information regarding the actual numbers of shares held by K Capital Partners LLC. Under Dutch Law K-Capital Partners LLC is only required to file publicly the percentage of shares it holds.


    The following table shows the total number of shares held in The Netherlands as of May 22, 2003. We can confirm the shareholdings only of shareholders who hold registered shares. In the case of bearer shares and American Depositary Shares that are publicly traded on the exchanges, we have no independent means to verify at any given time the identity of a shareholder or the actual or beneficial ownership of a known shareholder. In some cases, U.S. and Dutch law require shareholders of public companies to publicly report their shareholding at certain thresholds. However, individual shareholders may move their shares to accounts within or outside of The Netherlands at any time without our knowledge. As a result, the information below represents only the information that is contained in our share register, and it is likely that there are a number of shareholders located in The Netherlands that hold an indeterminable number of shares that are not included in the table below.

    Our only shareholder of record in The Netherlands is a Dutch trust, or stichting, which holds a number of our shares on behalf of others. We have included the shares held by this trust in the number of shares stated below, although, according to the stichting's register, none of the beneficial owners of those shares are resident in The Netherlands. There are approximately 160 beneficial owners of shares who hold shares through that stichting.

      Number of Shares       Number of Shareholders                Percentage
      ----------------       ----------------------                ----------

         8,135,230                     1                              6.2%

Related Party Transactions

    We have entered into a number of contracts with our shareholders, including those of our shareholders who hold more than five percent of our outstanding shares. Certain of these contracts are ongoing service contracts with our shareholders. We inherited some of these contracts from INTELSAT and we entered into the others after beginning independent operations. We entered into the construction contracts for NSS-7 and NSS-6 after beginning independent operations. We believe that each of these contracts was entered into on an arm's length basis.

    We entered into the other contracts with INTELSAT in connection with the transfer of our assets to us at a time when INTELSAT was our sole shareholder. Certain of these agreements subsequently have been amended.

Service Agreements

    From time to time, we conduct transactions with our shareholders, their affiliates and other connected persons. We currently provide transponder capacity to approximately 39 of our current shareholders, including one shareholder who owns more than five percent of our outstanding share capital. We anticipate that these arrangements and future similar arrangements will continue to be conducted on an arm's length basis.

    With respect to our contracts with Lockheed Martin Global Telecommunications, under the terms of 27 transponder agreements at December 31, 2002, we provide capacity of approximately 800MHz to Lockheed Martin Global Telecommunications and its subsidiaries and affiliates. These agreements have remaining terms of approximately 2.5 years on average. In 2002, revenues from Lockheed Martin Global Telecommunications were approximately 19 percent of total revenues.

    The transactions mentioned above have been entered into in the ordinary course of business and on normal commercial terms.

Satellite Construction Contracts for NSS-7 and NSS-6

    Lockheed Martin Global Telecommunications, a wholly owned subsidiary of Lockheed Martin Corporation, owns approximately 14 percent of our issued share capital. We contracted with Lockheed Martin Corporation for the construction of the NSS-7 satellite in 1999. See Item 4 "Business -- Our Satellites -- In-Orbit Satellites -- NSS-7" for a further description of the NSS-7. We launched NSS-7 in April 2002. In August 2000 we entered into a separate contract with Lockheed Martin Corporation for the construction of the NSS-6 satellite. See Item 4 "Business -- Our Satellites NSS-6" for a further description of NSS-6. We launched NSS-6 in December 2002. These contracts have been filed as exhibits to our Registration Statement on Form F-1 (No. 333-12564) filed September 19, 2000 under the Securities Act of 1933, as amended, and are incorporated by reference into this annual report.

Agreements Related to the Transfer of Our Assets to Us

    We entered into each of the following agreements with INTELSAT on November 30, 1998 in connection with the transfer of our assets to us. Although INTELSAT is no longer a related party, at the time we entered into the following agreements, INTELSAT was a related party of ours. We believe these contracts were entered into on an arm's length basis.

Subscription Agreement

    The subscription agreement imposes a number of ongoing obligations both on us and on INTELSAT. Our obligations include the following:

     o to use our best efforts to replace contracts that were assigned to us with new contracts that are directly with our customers;

     o to use commercially reasonable efforts to transfer any contract subject to the leaseback arrangement directly to us;

     o to take any necessary steps to retire the satellites that were transferred to us at the end of their useful lives;

     o to abide by INTELSAT's coordination agreements with respect to each of the satellites transferred to us; and

o        to comply with certain indemnification provisions.

    INTELSAT did not warrant the condition of the satellites transferred to us. However, on the date we acquired the satellites INTELSAT did provide representations and warranties that it had disclosed to us all material information in its possession regarding the technical health status of the satellites, including material technical problems and the remaining fuel life of the satellites. INTELSAT expressly excluded all implied warranties and made no guarantees as to any other information regarding the condition of the satellites.

    INTELSAT also made certain representations and warranties regarding the validity and enforceability of the assigned contracts on the date of assignment. It also agreed that, in the event of a dispute arising in connection with a transponder service contract assigned to us, it will prosecute or settle any claim which arises where no alternative forum is available, at our direction and our cost.

Transponder Leasing Agreement

    The transponder leasing agreement is the agreement under which INTELSAT leased back transponder capacity from us in order to fulfill the transponder service contracts that were serviced by INTELSAT under the leaseback mechanism. INTELSAT effectively terminated the leaseback mechanism by assigning to us all active service contracts being administered under this mechanism at the time of its privatization in 2001. Under certain limited circumstances we can reinstate an inherited contract under the leaseback mechanism with INTELSAT's privatized successor. While we have no current expectation that this will occur, the last contract potentially subject to reinstatement on leaseback will not expire until May 2014. The transponder leasing agreement will terminate on the date the last agreement subject to leaseback is terminated.

Ensured Capacity Rights Agreement

    The ensured capacity rights agreement provides that, in some limited circumstances, we are required to bid in response to a tender by INTELSAT's privatized successor for transponder capacity to be used for international public telecommunications services. If INTELSAT's privatized successor initiates the procedures under the contract, we will be required to submit a proposal to provide the capacity requested, subject to the following:

     o to the extent we have available transponder capacity on existing satellites, we must submit a bid to provide the requested service using that existing capacity;

     o if we do not have any spare transponder capacity, we must either submit a proposal for the provision of capacity involving the launch of a new satellite into an orbital position allocated to us or, alternatively, we could submit a proposal involving the launch of a new satellite into an orbital position provided by INTELSAT's privatized successor, at our option.

    If we are required to submit a proposal, our offer must be set at a price calculated to earn an annual return on used assets of 10 percent above the then-prevailing interest rate on 10-year U.S. Treasury obligations.

    The ensured capacity rights agreement was executed on November 30, 1998; however the term of the contract begins on January 1, 2005 and the contract expires on December 31, 2030. Accordingly, INTELSAT's privatized successor can initiate the ensured capacity rights procedure only if they believe that they would not be able to meet the demand themselves or if they have fewer than two satellites in any particular ocean region.

Agreement Between New Skies Satellites and INTELSAT to Establish Technical Compatibility Between New Skies Satellites' and INTELSAT's Satellite Networks

    We entered into an agreement on November 20, 1998 with INTELSAT to ensure technical compatibility between the satellite system we operate and their satellite system. The agreement addresses a number of issues, and is intended to eliminate interference between satellites. In March 2002, we concluded an additional frequency coordination agreement with Intelsat Ltd. (INTELSAT's privatized successor) to ensure we could operate the NSS-7 satellite without causing or receiving harmful interference from Intelsat's adjacent satellites.



ITEM 8.  FINANCIAL INFORMATION

             CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    See Item 18 "Financial Statements" pages F-1 to F-19.


ITEM 9.  THE OFFER AND LISTING

                 LISTING DETAILS AND ORDINARY SHARE PRICE RANGE

    Since our initial public offering in October 2000, our ordinary shares have been listed on the official segment of the Euronext Amsterdam N.V. stock market and our American Depositary Shares ("ADSs") have been listed on the New York Stock Exchange under the symbol "NSK". The following table sets forth the low and high sales prices of our shares as recorded on the Euronext Amsterdam N.V. stock market and of our ADSs as recorded on the New York Stock Exchange for the periods indicated.

                                          New York Stock Exchange       Euronext Amsterdam N.V.
                                               price per ADS            price per Ordinary Share
                                            High            Low           High            Low
                                            ----            ---           ----            ---
                                                    ($)                           ((euro))
      Calendar Year 2001................   10.63           5.85          11.50           6.38
      Calendar Year 2002................    6.45           3.14           7.05           3.00
      First Quarter 2002................    6.45           4.50           7.05           5.00
      Second Quarter 2002...............    6.00           4.60           7.00           4.80
      Third Quarter 2002................    5.18           4.15           5.25           4.00
      Fourth Quarter 2002...............    4.45           3.14           4.47           3.00
      October 2002......................    4.45           3.50           4.47           3.30
      November 2002.....................    4.08           3.25           4.00           3.14
      December 2002.....................    4.45           3.14           4.12           3.00
      January 2003......................    4.12           3.76           3.85           3.55
      February 2003.....................    4.97           3.90           4.75           3.60
      March 2003........................    4.36           3.93           4.25           3.58
      April 2003........................    4.85           4.19           4.20           3.90
      May 2003..........................    6.35           4.20           7.15           4.88


    On June 28, 2000, our shareholders approved a ten-for-one ordinary share split and a change in the currency denomination and par value of our ordinary shares from NLG 1.00 to (euro)0.05. These changes were effected on August 24, 2000, and the stock split has been given retroactive recognition in all periods presented in our consolidated financial statements.



ITEM 10.  ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

    Incorporated by reference from the Registrant's Registration Statement on Form F-1 (No. 333-12564) filed by the Registrant with the Commission on September 19, 2000.

                               MATERIAL CONTRACTS

    We have been party to the following material contracts since January 1, 2001:

     o Amendment No. 2 to Contract No. NSS-20-03-01 for NSS-8 Spacecraft and Associated Equipment and Services between Boeing Satellite Systems International, Inc. and New Skies Satellites N.V. dated as of March 21, 2001. This amendment amends the 21 March 2001contract for the construction and optional launch of the NSS-8 Satellite in order to re-purpose the satellite as a replacement for the NSS-703 satellite. See Item 4 "Business--Our Satellites--Planned Satellites--NSS-8".
          Note: Amendment No. 1 to this Contract was superseded in its entirety by Amendment No. 2.

     o Amendment No. 3 to Contract No. NSS-20-03-01 for NSS-8 Spacecraft and Associated Equipment and Services between Boeing Satellite Systems International, Inc. and New Skies Satellites N.V. dated as of March 21, 2001. This amendment amends the 21 March 2001contract for the construction and optional launch of the NSS-8 Satellite in order to optimize certain antenna optimization efforts.

     o Launch Insurance Contract AF/AG982414 between New Skies Satellites N.V. and International Space Brokers dated November 23, 1998, as amended. This contract provided the launch insurance coverage for the launch of NSS-7 in April 2002 and for the launch of NSS-6 in December 2002. The contract also provides for in-orbit insurance for all station-kept satellites.

     o Subscription Agreement between New Skies Satellites N.V. and the International Telecommunications Satellite Organization, dated November 30, 1998. For a description of this contract see Item 7 "Related Party Transactions--Agreements Related to the Transfer of Our Assets to Us--Subscription Agreement".

     o Ensured Capacity Rights Contract between New Skies Satellites N.V. and the International Telecommunications Satellite Organization, dated November 30, 1998. For a description of this contract see Item 7 "Related Party Transactions--Agreements Related to the Transfer of Our Assets to Us--Ensured Capacity Rights Agreement".

     o Transponder Leasing Agreement between New Skies Satellites N.V. and the International Telecommunications Satellite Organization, dated November 30, 1998. For a description of this contract see Item 7 "Related Party Transactions--Agreements Related to the Transfer of Our Assets to Us--Transponder Leasing Agreement".

     o Option Agreement Regarding the Issuance and Subscription of Preference Shares in the Share Capital of New Skies Satellites N.V. See Item 3 "Risk Factors--Provisions of our articles of association could prevent a change of control" for a discussion of the material terms of this option agreement.

     o $300 million multi-currency loan agreement between New Skies Satellites N.V. and ABN AMRO Bank N.V. as Arranger, Agent and Original Lender and the banks named therein. For a discussion of the material terms of this contract see Item 5 "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Liquidity."

     o Employment Agreement between Daniel S. Goldberg and New Skies Satellites, N.V. dated April 23, 2002.

                                    TAXATION

Netherlands Taxation

    Each investor should consult his or her own tax advisor with respect to the tax consequences for holding our ordinary Shares or ADSs. The discussion of certain Netherlands taxes set forth below is included for general information only and does not address every potential tax consequence of an investment in our ordinary shares or ADSs under the laws of The Netherlands. The following summary of Netherlands tax considerations is limited to the tax implications for
(i) a corporation, owning less than five percent of our nominal issued share capital and (ii) an individual who or a non-resident corporation which does not have a substantial or deemed substantial interest in us. An individual holding ordinary shares or ADSs has a substantial interest or deemed substantial interest if he or she owns, alone or together with his or her partner and certain other relatives, at least five percent of our issued share capital or rights (including share options) to acquire at least five percent of our share capital. A deemed substantial interest would be present if (part of) this substantial interest is disposed of, or deemed to have been disposed of, under a deferral facility. The sale of shares includes certain deemed dispositions of shares, options or profit sharing rights.

    Dividend Withholding Tax

         Non-Residents of The Netherlands

    Dividends distributed by us are subject to Netherlands withholding tax at a 25 percent rate unless the recipient of the dividend qualifies for, and claims the benefit of, a reduced rate under an applicable tax treaty. Dividends paid to U.S. holders that are eligible for benefits under the income tax convention between the United States and The Netherlands (the "Treaty") generally will be subject to a reduced withholding rate of 15 percent; certain U.S. pension funds and tax-exempt organizations will qualify for a complete exemption from Netherlands tax. Whether a U.S. holder will be eligible for Treaty benefits is discussed under "United States Taxation".

    An eligible U.S. holder may claim the benefit of the reduced Treaty withholding rate by submitting a duly completed Form IB 92 USA that has been certified by a financial institution (typically the entity that holds the ordinary shares or ADSs as custodian for the holder). If we receive the required documentation prior to the relevant dividend payment date, we may apply the reduced withholding rate at source. An eligible U.S. holder that fails to satisfy these requirements may claim a refund of the excess of the amount withheld over the Treaty rate by filing Form IB 92 USA together with a supplemental statement with the Netherlands tax authorities. Pension funds and tax-exempt organizations, which qualify for a complete exemption from tax and which are not entitled to claim Treaty benefits at source, instead must file claims for refund by filing Form IB 95 USA.

    Under certain circumstances, we will not be required to transfer to the Netherlands tax authorities the full amount of the tax we withhold with respect to dividend distributions made on ordinary shares out of dividends received by us from foreign affiliates. The amount not transferred to Netherlands tax authorities cannot exceed three percent of the gross amount of any cash dividend paid by us on the ordinary shares. This reduction in withholding taxes will not be paid out to shareholders, but will accrue with us instead.

         Residents of The Netherlands

    Individuals or corporations (or an entity enjoying equivalent status under Netherlands tax legislation, hereafter referred to as "corporation") which hold ordinary shares or ADSs and are resident or deemed to be resident in The Netherlands, will normally be entitled to credit, in whole or in part, the dividend withholding tax on income from ordinary shares or ADSs against Netherlands personal or corporate income tax due on such income.

    Netherlands resident entities that are not subject to corporate income tax may, provided that the shares are not disposed of within 3 months after they were acquired, apply for, and will normally be granted, a refund of the dividend withholding tax. The withholding of dividend tax may not be required if the so-called participation exemption as defined in section 13 of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) applies to the benefits which the recipient of the income derives from the ordinary shares and the ordinary shares form part of the recipient's business carried on in The Netherlands.

         Anti-dividend stripping legislation

    Anti-dividend stripping measures working retroactively to April 27, 2001 were implemented on July 26, 2002. Based upon this legislation a refund, credit or abstinence of withholding (in case the participation exemption applies) can be denied when the person or entity that receives the dividend is considered not to be the beneficial owner of these dividends.

    Netherlands Personal and Corporate Income Tax

         Non-residents of The Netherlands

    A holder of ordinary shares or ADSs will not be subject to Netherlands income tax or corporate income tax in respect of dividend distributions on ordinary shares or ADSs or capital gains realized on the disposal of ordinary shares or ADSs, provided that:

     o such holder is neither resident nor deemed to be resident in The Netherlands for tax purposes;

     o such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares or ADSs are attributable;

     o such holder is not entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than stemming from securities or through an employment contract, the ordinary shares being attributable to such an enterprise; and

     o such holder does not perform other activities in respect of the shares in the Netherlands (including without limitation activities that are beyond the scope of normal investment activities).

    The exchange of ADSs for ordinary shares will not, for Netherlands tax purposes, be regarded as a taxable event, provided beneficiary rights have not or the position of the shares among the assets of the holder has not changed.

         Residents of the Netherlands

    Where the ordinary shares or ADSs are owned by an individual or entity resident or deemed resident in the Netherlands, the question whether distribution and/or capital gains on such ordinary shares or ADSs are subject to Netherlands income tax or corporate income tax depends on the general tax status of the individual or the entity in question, the capacity in which he or it owns such ordinary shares or ADSs, the percentage of interest in our capital owned by him or it, and on certain other facts and circumstances. Generally, dividend withholding tax with respect to distributions made by us will be creditable against Netherlands income tax or corporate income tax, or will be recoverable.

    Under the new personal income tax regime as of January 1, 2001, individual shareholders that are residents of The Netherlands and are holding the shares or ADSs as investment (for tax purposes) will annually be taxed at the rate of 30 percent on an assumed yield of four percent of the market value of the shares (based on a calculation method prescribed by law).

    Netherlands Gift, Estate and Inheritance Taxes

    The acquisition of ordinary shares or ADSs as a gift or as a result of the death of a holder will not be subject to Netherlands gift, estate or inheritance taxes, provided that:

     o the donor or decedent was not a resident or a deemed resident of The Netherlands and did not hold the ordinary shares or ADSs in connection with the conduct of business through a permanent establishment or via a permanent representative in The Netherlands;

     o in the case of a gift of ordinary shares or ADSs by an individual who at the date of the gift, was not resident or deemed to be resident in The Netherlands, such individual does not die within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands; and

     o if the donor or decedent was a citizen of The Netherlands, he or she was not resident or deemed to be resident in The Netherlands during the preceding 10 years.

The United States and The Netherlands have entered into an estate tax convention that provides rules for reconciling the estate tax systems of the two countries in circumstances where property otherwise would be subject to taxation in both countries.

    Other Netherlands Taxes and Duties

    Save for capital tax which we will pay, no registration tax, transfer tax, stamp duty or other similar documentary tax or duty will be due in The Netherlands in connection with the subscription, issue, placement, allotment or delivery of the ordinary shares or ADSs.

United States Taxation

    The following is a summary of the material U.S. federal income tax considerations regarding the purchase, ownership and disposition of ordinary shares or ADSs if you are an eligible U.S. holder. You are an eligible U.S. holder if you are a resident of the United States for purposes of the Treaty and are fully eligible for benefits under the Treaty. You generally will be entitled to Treaty benefits if you are:

     o the beneficial owner of the ordinary shares or ADSs (and of the dividends paid with respect to the ordinary shares or ADSs);

     o an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hands or in the hands of your partners or beneficiaries;

     o    not resident in The Netherlands for Netherlands tax purposes; and

     o    not subject to an anti-treaty shopping rule.

    You generally will not be eligible for Treaty benefits, and therefore will not be an eligible U.S. holder, if you hold the ordinary shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of services through a fixed base, in The Netherlands, or you are not resident in the United States for U.S. tax purposes.

    The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an investment in our ordinary shares or ADSs. In particular, the summary does not address considerations that may be applicable to you if you do not hold ordinary shares or ADSs as capital assets, are a taxpayer subject to special tax rules, such as a bank, tax-exempt entity, insurance company, a regulated investment company, a pension fund, a real estate investment trust, a dealer in securities or currencies, a person that holds ordinary shares or ADSs as part of an integrated investment (including a "straddle") comprised of ordinary shares or ADSs and one or more other positions, and a person that owns or is deemed to own more than ten percent of any class of our stock. The summary is based on laws, treaties and regulatory interpretations in effect on the date of this annual report, all of which are subject to change. You should consult your own advisers regarding the tax consequences of an investment in the ordinary shares or ADSs in light of your particular circumstances, including the effect of any state, local or other national laws.

    For U.S. federal income tax purposes and for purposes of the Treaty, beneficial owners of ADSs will be treated as the owners of the underlying ordinary shares represented by those ADSs.

    Taxation of Dividends

    The gross amount of dividends distributed by us (including amounts withheld in respect of Netherlands withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Dividends paid in Euros will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by you (or by the depositary in the case of ADSs). Subject to exceptions for positions that are hedged or held for less than 60 days, an individual US holder generally will be subject to US taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009.

    If such dividends are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If you receive a Treaty refund, you may be required to recognize foreign currency gain or loss to the extent the U.S. dollar equivalent of the Treaty refund on the date the refund is received by you differs from the U.S. dollar equivalent of the refund amount on the date the dividends were received.

Subject to generally applicable limitations and to the special considerations discussed below, Netherlands withholding tax at the 15 percent Treaty rate will be treated as a foreign income tax that is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your own advisers concerning the implications of these rules in light of your particular circumstances.

    Taxation of Capital Gains

    Gain or loss realized by you on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the ordinary shares or ADSs were held for more than one year. If you are an individual, the net amount of long-term capital gain realized by you generally is subject to taxation at a maximum rate of 20 percent; however, net long-term capital gain recognized after May 5, 2003 and before 2009 generally is subject to taxation at a maximum rate of 15%.

    U.S. Backup Withholding Tax and Information Reporting

    Payments in respect of the ordinary shares or ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to information reporting and may be subject to backup withholding unless you:

     o    are a corporation or other exempt recipient, or

     o provide an IRS Form W-9 or an acceptable substitute form, certifying your taxpayer identification number and that no loss of exemption from backup withholding has occurred.

     If you are not a U.S.-resident please consult your local tax lawyer whether and to what extent you are entitled by Treaty to a reduction in the rate of withholding tax or an exemption of these rules.

                              DOCUMENTS ON DISPLAY

    We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities Exchange Commission. These materials, including this annual report on Form 20-F and the exhibits hereto, may be inspected and copied, upon payment of a duplicating fee, at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at +1-800-SEC-0330 for further information on the public reference rooms. Any filings we make electronically will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

    The following documents are available for inspection during regular business hours at our principal executive office and at the offices of our paying agent, ABN AMRO Bank N.V.:

     o our latest published annual report and our most recent publicly released financial statements; and

     o    our articles of association.

    We will furnish, upon request without charge, a copy of any of these documents.

    You can reach us for this purpose at:

         New Skies Satellites N.V.
         Rooseveltplantsoen 4
         2517 KR
         The Hague
         The Netherlands

    You can reach ABN AMRO Bank N.V. for this purpose at +31-76-579-9455.

    These documents are also available from the SEC.



ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    For a discussion of quantitative and qualitative disclosures about market risk, see Item 5 "Operating and Financial Review and Prospects--Disclosures About Market Risk".



ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.



                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

    We received net proceeds of $255.9 million from our initial public offering on October 10, 2000 and the exercise of the underwriter's over-allotment option. We used $22.0 million to repay amounts outstanding under the promissory note held by INTELSAT in 2000 and the remainder $233.9 million on satellite milestone payments for the construction and launch contracts for NSS-7, NSS-6 and NSS-8.



ITEM 15.   DISCLOSURE CONTROLS AND PROCEDURES

    Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.


ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

    See Item 18 "Financial Statements".



ITEM 18.  FINANCIAL STATEMENTS

    See attached pages F-1 to F-19.



ITEM 19.  EXHIBITS

       Exhibit Number        Description
       --------------        -----------

              (1) Articles of Association of the Registrant (including an English translation thereof).

              (2)*          Form of Deposit Agreement.

              (4.1)* $300 million multi-currency loan agreement between New Skies Satellites N.V. and ABN AMRO Bank N.V. as Arranger, Agent and Original Lender and the banks named therein.

              (4.2)* Subscription Agreement between New Skies Satellites N.V. and the International Telecommunications Satellite Organization, dated November 30, 1998.

              (4.3)* Ensured Capacity Rights Contract between New Skies Satellites N.V. and the International
                            Telecommunications Satellite Organization, dated November 30, 1998.

              (4.4)* Transponder Leasing Agreement between New Skies Satellites N.V. and the International
                            Telecommunications Satellite Organization, dated November 30, 1998.

              (4.5)* Option Agreement Regarding the Issuance and Subscription of Preference Shares in the Share Capital of New Skies Satellites N.V.

              (4.6)** Satellite Launch and In-Orbit Insurance Agreement, between New Skies Satellite N.V. and International Space Brokers, dated November 23, 1998, policy number 893/AF982414, and the Endorsement thereto, dated December 17, 2001.(1)

              (4.7) Amendment No. 2 dated February 12, 2003 to Contract No. NSS-20-03-01 for NSS-8 Spacecraft and Associated Equipment and Services between Boeing Satellite Systems International, Inc. and New Skies Satellites N.V. dated as of March 21, 2001.(1)

              (4.8)         Amendment No. 3 dated May 6, 2003 to Contract No.
                            NSS-20-03-01 for NSS-8 Spacecraft and Associated Equipment and Services between Boeing Satellite Systems International, Inc. and New Skies Satellites N.V. dated as of March 21, 2001.(1)

              (4.9) Employment Agreement between Daniel S. Goldberg and New Skies Satellites, N.V. dated April 23, 2002.

              (8)           Significant Subsidiaries.

              (99) Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------

* Exhibits to the registrant's Registration Statement on Form F-1 (No. 333-12564) filed September 19, 2000 under the Securities Act of 1933, as amended, hereby incorporated by reference in this annual report.

** Exhibits to the registrant's Annual Report on Form 20-F filed July 1, 2002 under the Exchange Act of 1934, as amended, hereby incorporated by reference in this annual report.

(1) Portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under 17 C.F.R. ss.200.80(b).

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                               New Skies Satellites N.V.

                                                     (Registrant)


                                          By: /s/ Mary Dent
                                          Name:  Mary Dent
                                          Title: General Counsel and
                                                 Member of the Management Board


June 30, 2003

                                 CERTIFICATIONS

I, Daniel Goldberg, certify that:

1. I have reviewed this annual report on Form 20-F of New Skies Satellites N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 30, 2003
                                               /s/ Daniel Goldberg
                                               -------------------------------
                                               Title: Chief Executive Officer

I, Andrew Browne, certify that:

1. I have reviewed this annual report on Form 20-F of New Skies Satellites N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003
                                                 /s/ Andrew Browne
                                                 -------------------------------
                                                 Title: Chief Financial Officer

Index to Consolidated Financial Statements

                                                                           Page


Independent Auditors' Report                                               F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001               F-3

Consolidated Statements of Operations for the Years Ended
December 31, 2002, 2001 and 2000                                           F-4

Consolidated Statements of Shareholders' Equity for the Years Ended
December 31, 2002, 2001 and 2000                                           F-5

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2002, 2001 and 2000                                           F-6

Notes to the Consolidated Financial Statements                             F-7

                          Independent Auditors' Report

To the Supervisory Board of Directors and Shareholders of New Skies Satellites N.V.:

We have audited the consolidated balance sheets of New Skies Satellites N.V. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of New Skies Satellites N.V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for goodwill in 2002.


/s/ Deloitte & Touche Accountants
Amsterdam, The Netherlands
January 24, 2003

New Skies Satellites N.V. and subsidiaries

Consolidated balance sheets
(In thousands of U.S. dollars, except share data)

                                                                                         December 31,
                                                                                     2002           2001
                                                                                  -----------    -----------
Assets
Current assets
Cash and cash equivalents                                                         $     8,329    $   138,268
Trade receivables (including trade receivables from shareholders totaling $22,100 in 2002 and $25,321 in 2001 less: allowance for
    doubtful accounts of $6,171 for 2002 and $4,948 for 2001)                          39,109         41,981
Prepaid expenses and other assets                                                      10,885          9,139
                                                                                  -----------    -----------
Total current assets                                                                   58,323        189,388

Communications, plant and other property, net (Note 4)                              1,058,119        886,244
Deferred tax asset (Note 6)                                                            10,087         11,441
Goodwill, net and other assets (Note 2)                                                 1,226         22,730
                                                                                  -----------    -----------
TOTAL                                                                             $ 1,127,755    $ 1,109,803
                                                                                  ===========    ===========

Liabilities and shareholders' equity

Current liabilities
Short-term debt                                                                   $    10,000$             -
Accounts payable and accrued liabilities                                               18,396         20,350
Income taxes payable                                                                   29,124         22,357
Deferred revenues                                                                       8,994          8,848
Satellite performance incentives                                                        6,218          4,610
                                                                                  -----------    -----------
Total current liabilities                                                              72,732         56,165

Deferred revenues and other liabilities                                                 8,351          3,925
Satellite performance incentives                                                       27,639         12,529
                                                                                  -----------    -----------
Total liabilities                                                                     108,722         72,619
                                                                                  -----------    -----------

Shareholders' equity (Note 8)
Governance preference shares (227,530,000 shares authorized, par value
    (euro)0.05; none issued)                                                                -              -
Cumulative preferred financing shares (22,753,000 shares
authorized, par value(euro)0.05; none issued)                                               -              -
Ordinary Shares (204,777,000 shares authorized, par value(euro)0.05;
    130,570,241 shares issued)                                                          6,026          6,026
Additional paid-in capital                                                            977,506        976,168
Retained earnings                                                                      56,019         60,664
Unearned compensation (Note 10)                                                          (685)          (352)
Accumulated other comprehensive loss                                                     (492)        (5,322)
Treasury stock, at cost (5,194,030 ordinary shares)                                   (19,341)             -
                                                                                  -----------    -----------
Total shareholders' equity                                                          1,019,033      1,037,184
                                                                                  -----------    -----------
TOTAL                                                                             $ 1,127,755    $ 1,109,803
                                                                                  ===========    ===========



See notes to consolidated financial statements.

New Skies Satellites N.V. and subsidiaries

Consolidated statements of operations
(In thousands of U.S. dollars, except per share amounts)


                                                                          Years ended December 31,
                                                                  2002              2001             2000
                                                              ----------------  --------------- ----------------
Revenues
    (including services to shareholders totaling $108,346
    in 2002, $101,916 in 2001 and $117,999 in 2000) (Note 9)  $     200,524     $    209,028    $     198,294
                                                              ----------------  --------------- ----------------

Operating expenses
Cost of operations (including services received from
    shareholders totaling $12,031 in 2000)                           50,714           51,533           47,022
Selling, general and administrative                                  39,490           38,733           34,765
Depreciation and amortization                                        80,574           75,338           69,870
                                                              ----------------  --------------- ----------------
Total operating expenses                                            170,778          165,604          151,657
                                                              ----------------  --------------- ----------------

Operating income                                                     29,746           43,424           46,637

Interest expense (income) and other, net                                510           (9,008)          (2,543)
                                                              ----------------  --------------- ----------------
Income before income tax expense                                     29,236           52,432           49,180

Income tax expense (Note 6)                                         (10,506)         (19,364)         (17,506)
                                                              ----------------  --------------- ----------------

Income before cumulative effect of change in                         18,730           33,068           31,674
    accounting principle
Cumulative effect of change in accounting principle,
    relating to goodwill, net of taxes                              (23,375)              -                -

                                                              ----------------  --------------- ----------------
Net (loss) income                                             $      (4,645)    $     33,068    $      31,674
                                                              ================  =============== ================



Basic and diluted earnings per share:

Income before cumulative effect of change in accounting
    principle                                                 $        0.14     $        0.25   $        0.29
Cumulative effect of change in accounting principle                   (0.18)              -                -
                                                              ----------------  --------------- ----------------
Basic and diluted earnings per share                          $       (0.04)    $       0.25    $        0.29
                                                              ================  =============== ================



See notes to consolidated financial statements.



                   New Skies Satellites N.V. and subsidiaries
                 Consolidated statements of shareholders' equity
                  Years ended December 31, 2002, 2001 and 2000
                (In thousands of U.S. dollars, except share data)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Accumulated
                                    Number of              Additional    Retained                  Other     Treasury    Total
                                    Ordinary    Ordinary     Paid-in     Earnings    Unearned  Comprehensive  Stock   Shareholders'
                                     Shares      Shares      Capital     (Deficit) Compensation    Loss     (at Cost)    Equity
                                   ----------- ---------- ------------- ---------- ----------- ----------- ------------ ------------
                                 (in thousands)

Balance, January 1, 2000             100,285   $   5,110  $   718,542   $  (4,078) $    (413)  $        -  $       -    $   719,161

Ordinary shares issued                30,276       1,329      254,531           -          -            -          -        255,860
Adjustment in par value of
ordinary shares
  (Note 8)                                 -        (413)         413           -          -            -          -              -
Unearned stock compensation                            -        2,691           -     (2,691)           -          -              -
Amortization of unearned
  stock compensation                       -                        -           -      1,757            -          -          1,757
Cumulative translation adjustment          -           -            -           -          -       (2,895)         -         (2,895)
Net income                                 -           -            -      31,674          -            -          -         31,674
                                   ----------- ---------- ------------- ---------- ----------- ----------- ------------ ------------
Balance, December 31, 2000           130,561       6,026      976,177       27,596    (1,347)      (2,895)         -      1,005,557

Stock options exercised (Note 10)          9           -           67           -          -            -          -             67
Stock option forfeiture                    -           -          (23)                    23            -          -              -
Amortization of unearned
  stock compensation                       -           -            -           -        972            -          -            972
Cumulative translation adjustment          -           -            -           -          -       (2,427)         -         (2,427)
Net income                                             -            -      33,068          -            -          -         33,068
Other                                      -           -          (53)          -          -            -          -            (53)
                                   ----------- ---------- ------------- ---------- ----------- ----------- ------------ ------------
Balance, December 31, 2001           130,570       6,026      976,168       60,664      (352)      (5,322)         -      1,037,184

Unearned stock compensation                -           -        1,338           -     (1,338)           -          -              -
Amortization of unearned
  stock compensation                       -           -            -           -      1,005            -          -          1,005
Purchase of treasury stock                 -           -            -           -          -            -    (19,341)       (19,341)
Cumulative translation adjustment          -           -            -           -          -        4,830          -          4,830
Net loss                                   -           -            -      (4,645)         -            -          -         (4,645)
                                   ----------- ---------- ------------- ---------- ----------- ----------- ------------ ------------
Balance, December 31, 2002           130,570   $   6,026  $   977,506   $   56,019 $    (685)  $     (492)  $(19,341)   $ 1,019,033
                                   =========== ========== ============= ========== =========== ========== ============ =============

See notes to consolidated financial statements.

New Skies Satellites N.V. and subsidiaries

Consolidated statements of cash flows
(In thousands of U.S. dollars)

                                                                            Years Ended December 31,
                                                                     2002             2001            2000
                                                                ----------------  -------------- -----------------
Cash flows from operating activities:
Net (loss) income                                               $       (4,645)   $     33,068   $        31,674

Adjustments for non-cash items:
   Depreciation and amortization                                        80,574          75,338            69,870
   Cumulative effect of change in accounting principle                  23,375             -                 -
   Deferred taxes                                                        1,354           1,382             4,943
   Amortization of unearned stock compensation                           1,005             972             1,757

Changes in operating assets and liabilities:
   Trade receivables                                                     2,981           4,940            (7,932)
   Prepaid expenses and other                                           (1,727)         (1,855)              800
   Accounts payable and accrued liabilities                             (2,096)           (321)            9,291
   Deferred revenues                                                     4,501            (129)            2,288
   Income taxes payable                                                  6,668          17,296             5,170
                                                                ----------------  -------------- -----------------
Net cash provided by operating activities                              111,990         130,691           117,861
                                                                ----------------  -------------- -----------------

Cash flows from investing activities:
   Payments for communications, plant and other
     property                                                         (231,400)       (274,167)         (118,480)
   Reimbursement of KTV constructions costs                                -            51,452               -
   Acquisition of business                                                 -               -             (30,462)
                                                                ----------------  -------------- -----------------
Net cash used in investing activities                                 (231,400)       (222,715)         (148,942)
                                                                ----------------  -------------- -----------------

Cash flows from financing activities:
   Ordinary shares issued                                                  -               -             255,860
   Stock options exercised                                                 -                67               -
   Proceeds of note payable and short-term borrowings                   10,000             -              20,000
   Purchases of treasury stock                                         (19,341)            -                 -
   Repayment of note payable and short-term
     borrowings                                                            -               -             (42,000)
   Satellite performance incentives and other                           (1,297)         (2,553)           (3,392)
                                                                ----------------  -------------- -----------------
Net cash (used in) provided by financing activities                    (10,638)         (2,486)          230,468
                                                                ----------------  -------------- -----------------

Effect of exchange rate differences                                        109            (120)             (551)
                                                                ----------------  -------------- -----------------

Net change in cash and cash equivalents                               (129,939)        (94,630)          198,836
Cash and cash equivalents, beginning of year                           138,268         232,898            34,062
                                                                ----------------  -------------- -----------------
Cash and cash equivalents, end of year                          $        8,329    $    138,268   $       232,898
                                                                ================  ============== =================



See notes to consolidated financial statements.

Cash payments for interest (net of amounts capitalized) were $0.9 million for the years ended December 31, 2000. Income taxes paid amounted to $2.1 million and $0.8 million for the years ended December 31, 2002 and 2001, respectively.

New Skies Satellites N.V. and subsidiaries

Notes to consolidated financial statements
Years ended December 31, 2002, 2001 and 2000



1. Basis of presentation

Business description - New Skies Satellites N.V. (the "Company") is an independent, global satellite communications company. The Company owns and operates six satellites in geosynchronous orbit that provide capacity to various entities throughout the world for the global public telecommunications, broadcasting, Internet and corporate business network market sectors. During 2002, two satellites were launched, the NSS-6 and NSS-7, and the NSS-K was retired. As the NSS-6 was launched in the fourth quarter of 2002 it is expected to enter commercial service in the first quarter of 2003. A further satellite, the NSS-8, is currently under construction, with a projected launch date in the fourth quarter of 2004.

Formation and asset transfer - The Company was formed on April 23, 1998 as a corporation organized under the laws of The Netherlands, with headquarters in The Hague, through the issuance of 90 million shares of common stock to International Telecommunications Satellite Organization ("INTELSAT") for 9.0 million Dutch Guilders (or approximately $4.6 million) to carry on the satellite communication business associated with the satellites contributed by INTELSAT. The Company and INTELSAT then entered into a subscription agreement (the "Subscription Agreement"). Under the Subscription Agreement dated November 30, 1998 INTELSAT received an additional 10 million of the Company's shares and in exchange, the Company received certain assets including five in-orbit satellites and assumed certain liabilities (the "Asset Transfer"). Immediately after the Asset Transfer, INTELSAT distributed 90 percent of its shares in the Company to its investment shareholders. Following distribution of these shares, INTELSAT held 10 percent of the stock through a passive, non-voting trust and no longer controlled the Company. In February 2000, INTELSAT distributed the remaining shares to its investment shareholders.

At the Asset Transfer, the Company and INTELSAT also entered into various other agreements including a space segment capacity, a satellite communications services and a transition services agreement. For the years ended December 31, 2001 and 2000, $4.1 million and $12.0 million, respectively, of operating expenses were incurred under the terms of these agreements which have since expired.

INTELSAT also leased from the Company space segment capacity to fulfill the needs of certain INTELSAT contracts. During the years ended December 31, 2001 and 2000, approximately 9 percent and 15 percent, respectively, of the Company's revenues were derived from these lease agreements. On January 16, 2002 INTELSAT assigned all of these remaining lease agreements to the Company.


2. Summary of significant accounting policies

Functional currency - The Company's revenues, capital expenditures and substantially all operating expenses are denominated in U.S. dollars. Accordingly, the U.S. dollar has been adopted as the functional currency. Transactions in other currencies are translated into U.S. dollars using rates that are in effect at the transaction date.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation - Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and costs relating to the operations of such subsidiaries are translated at average exchange rates during the period. Resulting translation adjustments are directly recorded in shareholders' equity as a component of accumulated other comprehensive loss.

Use of estimates - The preparation of financial statements requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Telecommunications revenue results from utilization charges that are recognized as revenue on a straight-line basis over the period during which the satellite services are provided. Deferred revenues represent the unearned balances remaining from amounts received from customers pursuant to transponder lease prepayment options. These amounts are recorded as revenues on a straight-line basis over the respective lease terms.

Cash and cash equivalents - The Company considers temporary investments with original maturities of three months or less when purchased to be cash equivalents.

Communications, plant and other property - Communications, plant and other property are carried at cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance payments, insurance premiums, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. Interest expense in the accompanying statements of operations is net of capitalized interest of $1.6 million, $1.4 million, and $2.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Upon commencement of commercial operation, communications, plant and other property are depreciated on a straight-line basis over the following estimated useful lives (see Note 4):

                                                      Years
                                          -------------------------------
Spacecraft and launch costs                            7-13
Communication support and other                        3-7
Buildings                                               30

Goodwill - The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill and is tested for impairment at least on an annual basis. See "Recently issued Accounting Standards".

Unsuccessful launches and satellite failures - In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded as an operating expense.

Impairment of long-lived assets - The Company periodically reviews its long-lived assets, which are comprised primarily of its in-service satellite fleet, to determine whether an impairment exists. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value based upon discounted cash flows, using an appropriate discount rate.

Satellite performance incentives - The Company has certain contracts with its satellite manufacturers that require the Company to make incentive payments over the orbital design life of the satellites. The Company records the present value of such payments as a liability and capitalizes these costs in the cost of the satellite.

Income taxes - The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities and net operating loss carry-forwards using enacted rates. Valuation allowances are provided against assets that are not likely to be realized.

Net earnings (loss) per share - Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if options issued under New Skies stock option plans were exercised.

In 2002, the weighted average number of shares outstanding was 130.3 million. Due to the net loss in that year, approximately 307,000 incremental common shares relating to outstanding dilutive stock options have been excluded from the calculation of diluted earnings per share due to their anti-dilutive effect.

A summary of the weighted average number of shares and incremental shares used in the calculation of earnings per share for 2001 and 2000 follows:


                                                        Years ended December 31
                                                           (in thousands)
                                                    ---------------------------
                                                        2001            2000
                                                    -------------  ------------

     Basic weighted average shares outstanding         130,569        107,407
     Weighted average incremental shares                   141            691

                                                    -------------  ------------
     Adjusted weighted average shares outstanding      130,710        108,098
                                                    =============  ============

The difference in the weighted average number of shares outstanding and the adjusted weighted average number of shares outstanding resulted in no difference between basic and diluted earnings per share for 2001 and 2000.

Stock Compensation - SFAS No. 123, Accounting for Stock-Based Compensation, encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. For periods through December 31, 2002 the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Effective January 1, 2003 the Company will record compensation cost for options and other forms of stock-based compensation issued subsequent to that date. See Note 10.

Fair Value of Financial Instruments - The Company's financial instruments consist of accounts receivable, accounts payable, short-term debt and satellite performance incentives. The current carrying amounts of such instruments are considered reasonable estimates of the fair market value of these instruments due to the short maturity of these items or as a result of the current market interest rates accruing on these instruments.

Comprehensive Income - Comprehensive income includes net income (loss) and translation adjustments that were recognized directly in equity. Translation adjustments of $4.8 million, $(2.4) million and $(2.9) million for the years ended December 31, 2002, 2001 and 2000, respectively, were incurred and consequently comprehensive income in these years is equal to $0.2 million, $30.6 million and $28.8 million, respectively.

Recently Issued Accounting Standards - In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not anticipate that the adoption of SFAS No. 143 will have a material impact on the consolidated financial statements.

As of January 1, 2002 the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement defines the accounting and reporting for the impairment and disposal of long-lived assets and is effective for the Company on January 1, 2002. Adopting SFAS No. 144 did not have a material impact on the consolidated financial statements.

As of January 1, 2002, the Company adopted SFAS No. 145, Rescission of SFAS No. 4, 44, 64, Amendment of SFAS No. 13, and Technical Corrections. SFAS No. 4, which was amended by SFAS No. 64, required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion No. 30 will now be used to classify those gains and losses. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2002. The Company does not anticipate that the adoption of SFAS No. 145 will have a material impact on the consolidated financial statements.

As of January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. This Statement eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment upon adoption of this Statement, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, the Company performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited (see Note 3). As a result of this impairment test, the Company recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle. Changes in the carrying amount of goodwill were as follows:

(in thousands of U.S. dollars)
       Balance at December 31, 2000                   $      26,135
       Amortization                                          (2,760)
                                                      ---------------

       Balance at December 31, 2001                          23,375
       Impairment loss                                      (23,375)
                                                      ---------------

       Balance at December 31, 2002                   $          -
                                                      ===============

The reconciliation of reported net (loss) income and earnings per share to adjusted net (loss) income and earnings per share for the years ended December 31, 2002, 2001 and 2000 was as follows:



(in thousands of U.S. dollars, except per share amounts)       2002                2001               2000
                                                         ------------------   ----------------  -----------------
Net (loss) income, as reported                           $        (4,645)     $       33,068    $        31,674
Add: Goodwill amortization                                             -               2,760              1,494
                                                         ------------------   ----------------  -----------------

Adjusted net (loss) income                               $        (4,645)     $       35,828    $        33,168
                                                         ==================   ================  =================


Basic and diluted earnings per share, as reported        $         (0.04)     $         0.25    $          0.29
Add: Goodwill amortization                                             -                0.02               0.02
                                                         ------------------   ----------------  -----------------
Adjusted basic and diluted earnings per share            $         (0.04)     $         0.27    $          0.31
                                                         ==================   ================  =================

Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141, Business Combinations, also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Adopting SFAS No. 141 did not have a material impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate that the adoption of SFAS No. 146 will have a material impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 establishes accounting standards for the transition from accounting for stock-based compensation to employees under the intrinsic value method under APB No. 25, Accounting for Stock Issued to Employees to the fair value based method as defined by SFAS No. 123, Accounting for Stock-Based Compensation. The statement provides three alternatives of transition, a prospective method, a modified prospective method and a retroactive restatement method. Upon adoption of the fair value method in 2003, the Company will utilize the prospective method provided by SFAS No. 148.

In November 2002, the FASB issued Interpretation Number 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not anticipate that the adoption of FIN 46 will have a material impact on our consolidated financial statements.

Presentation - Certain amounts reported in 2001 and 2000 have been reclassified to conform to the 2002 financial statement presentation.

3. Acquisition of a business

On March 31, 2000, the Company acquired all of the outstanding shares of New Skies Networks Pty Limited (formerly AAPT Sat-Tel Pty Limited) for cash consideration of AUD $49.75 million ($30.5 million). New Skies Networks Pty Ltd is a system integrator and network service provider, operating six teleports in major Australian cities and providing Internet access services as well as tracking, telemetry and control services to satellite operators. The acquisition was accounted for as a purchase business combination. The results of New Skies Networks Pty Ltd operations have been included with those of the Company from March 31, 2000, the date of acquisition.

The acquired assets and liabilities were valued at fair market value on the date of acquisition. The resulting goodwill amount was $27.6 million, and was being amortized over a period of 10 years. In implementing SFAS No. 142, Goodwill and Other Intangible Assets in 2002, the Company performed a transitional impairment test on its goodwill. As a result of this impairment test which now requires the primary evaluation to be performed on a discounted cash flow basis, the Company recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle.

The unaudited consolidated results of operations on a pro forma basis as though New Skies Networks Pty Ltd had been acquired as of the beginning of 2000 are as follows:


      Revenues                                                $      203,176,000
      Net income                                                      31,107,000
      Earnings per share - basic and diluted                                0.29


The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the New Skies Networks Pty Ltd acquisition been consummated as of the beginning of 2000, nor are they necessarily indicative of future operating results.


4. Communications, plant and other property

Communications, plant and other property consisted of the following:



(in thousands of U.S. dollars)                      December 31,
                                             2002                 2001
                                      --------------------   ------------------

Spacecraft and launch costs           $        1,002,083     $        884,259
Construction-in-progress                         395,976              447,816
Communication support and other                   71,547               59,657
Buildings                                         23,736               12,330
                                      --------------------   ------------------
                                               1,493,342            1,404,062
Less: accumulated depreciation                   435,223              517,818
                                      --------------------   ------------------
Total                                 $        1,058,119     $        886,244
                                      ====================   ==================

Construction-in-progress relates primarily to satellites under construction and related launch services.


5. Contractual commitments

In further development and operation of the Company's global commercial communications satellite system, significant additional expenditures are anticipated. At December 31, 2002, the Company had a contract for the construction, development and launch of the NSS-8 satellite, and pending final acceptance of the NSS-6 satellite, future committed payments totaling $44.0 million and $42.2 million, for the years ending December 31, 2003 and 2004, respectively. Additional commitments on these satellite programs ("satellite performance incentives") totaling $40.0 million will fall due over the design lives of these satellites to the extent that they continue to operate successfully throughout this time.

The Company has recorded a liability of $33.9 million at December 31, 2002 representing the present value, at a weighted average discount rate of 5.2 percent, of the remaining satellite performance incentive payments on the satellites which were in service at December 31, 2002 of $5.8 million, $5.9 million, $5.7 million, $3.9 million, $3.8 million and $15.4 million for payments to be made in the years ending December 31, 2003, 2004, 2005, 2006, 2007, and 2008 and thereafter, respectively.

Commitments as of December 31, 2002 for future payments under operating leases primarily relating to telecommunication infrastructure and office facilities are as follows (in thousands of U.S. dollars):



      2003                                                 $        15,038
      2004                                                          10,035
      2005                                                           2,122
      2006                                                           1,694
      2007                                                           1,281
      2008 and thereafter                                            3,295
                                                           -----------------
      Total commitments                                    $        33,465
                                                           =================



6. Income Taxes

The Company is currently in negotiations with the Dutch tax authorities to determine the fair value (tax basis) of the assets contributed by INTELSAT. While the final determination of the tax basis of these assets has not been agreed, we have made a preliminary valuation of these assets. The difference between the book and estimated tax bases of the contributed assets gives rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998, the date of the Asset Transfer. To the extent that the final tax value of the contributed assets differs from this estimate, a corresponding adjustment will be made to the deferred tax asset and additional paid-in capital.

The Company's provision for income taxes consists of the following:

(in thousands of U.S. dollars)              2002               2001               2000
                                      -----------------   ----------------  ------------------
Current domestic                      $        6,953      $      16,032       $      12,444
Current foreign                                2,207              1,950                 119
Deferred domestic                              1,346              1,382               4,943

                                      -----------------   ----------------  ------------------
Total income tax expense              $       10,506      $      19,364     $        17,506
                                      =================   ================  ==================

The income tax expense is computed in the financial statements at 35.9 percent,
36.9 percent and 35.6 percent for the years ended December 31, 2002, 2001 and 2000, respectively, as compared with The Netherlands statutory rate of 34.5 percent for 2002 and 35 percent for 2001 and 2000. The Company's provision for income taxes differs from the statutory rate by 1.4 percent, 1.9 percent and 0.6 percent for 2002, 2001 and 2000, respectively, due to the permanent differences arising from certain non-deductible amounts.

Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The deferred tax asset as of December 31, 2002 and 2001 consists of the tax effect of the difference in the tax and book basis of communications, plant and other property.


7. Financing arrangements

Available credit facility - The Company has an unsecured credit facility that provides up to $300 million in available credit through December 31, 2004. Borrowings under the facility bear interest at an adjustable rate, which as of December 31, 2002 is 1.9 percent. A commitment fee of 0.225 percent is paid on the unused revolving credit amount. As of December 31, 2002 $290 million of the facility was unused and amounts outstanding under this facility as of December 31, 2002 totaled $10 million.


8. Change in share capital

In October 2002, the Supervisory Board authorized the purchase of up to 13 million ordinary shares. The Company purchased 5,194,030 shares in 2002 at an average cost of $3.72 per share. The acquired shares are recorded as "Treasury Stock" as a reduction of Shareholders' Equity.

On June 28, 2000, the Shareholders of the Company approved a ten-for-one ordinary share split and a change in the currency denomination and par value of the Company's ordinary shares, from NLG 1.00 to (euro)0.05. The stock split has been given retroactive recognition in all periods presented in the accompanying financial statements. In addition, the Shareholders approved the increase in the number of authorized ordinary shares to 204,777,000 with a par value of
(euro)0.05. As a result of this change, $413,000 originally classified as ordinary shares was reclassified as additional paid-in capital.

In addition, on June 28, 2000, the Shareholders authorized the issuance of one class of preferred financing shares, par value (euro)0.05 per share, with a total authorized amount of 22,753,000 shares. No shares of preferred stock have been issued.

The Shareholders also authorized on June 28, 2000 the issuance of up to 227,530,000 governance preference shares at a par value of (euro)0.05 per share. The Shareholders also approved in the Shareholders Meeting on the same date an option right to an independent foundation (the "Foundation") to purchase governance preference shares. Under this option, if certain preconditions are satisfied, the Foundation may acquire up to the number of then outstanding ordinary and financing preference shares at the time of the purchase, less one. The shares will be issued at par upon a payment of 25 percent of the par value. The object of the Foundation is to own and vote the Company's preference shares in order to protect the interests of the Company and its ordinary shareholders. No governance preference shares have been issued.


9. Significant customers

Certain shareholders are the principal customers of the Company. These shareholders accounted for approximately 54 percent, 49 percent and 60 percent of total revenues for years ended December 31, 2002, 2001 and 2000, respectively.

The Company has one customer in 2002 representing more than 10 percent of revenues. This significant customer represented 19 percent, 15 percent and 15 percent of total revenues for the years ended December 31, 2002, 2001 and 2000, respectively. In 2000, the Company had a further significant customer representing more than 10 percent of revenues that accounted for 13 percent of total revenues for that year. The Company has no other unusual credit risks or concentrations.


10. Retirement and incentive plans

Defined contribution plan - The Company has defined contribution plans for substantially all Company employees. The Company matches a portion of the employee contribution. Total compensation expense related to the defined contribution plans approximated $1,097,000, $1,079,000 and $733,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Executive incentive plan - In 1998, the Company executed a long-term incentive plan (the "Executive Plan") with the chief executive officer of the company at that time. Under the Executive Plan, the individual was entitled to receive ordinary shares of the Company if an initial public offering ("IPO") of the Company's stock or a private transaction involving no less than 20 percent of the common shares of the Company (collectively, the "Equity Transaction") was completed prior to August 1, 2002. The number of shares awarded under the Executive Plan was to be dependent upon the fair market value of the Company on the date of the Equity Transaction. On October 10, 2000, the Company successfully completed its IPO and the individual was granted 155,556 ordinary shares valued at $9.00 per ordinary share. Under the terms of the Executive Plan, the Company also paid an additional $0.9 million relating to the tax liability due on this award. One third of the awarded shares vested on the date of the Equity Transaction and the remaining shares vested in two equal installments ending on December 31, 2001.

The total compensation awarded in relation to the Executive Plan was $2.3 million. The Company recognized $1,069,000 and $1,124,000 of compensation expense for the years ended December 31, 2001 and 2000, respectively, under the Executive Plan.

Stock option plans - The Supervisory Board of Directors adopted the 1999 Stock Option Plan as amended ("Stock Plan") effective January 1, 1999. The Supervisory Board can administer the Stock Plan itself or through a committee of the Supervisory Board or can appoint a foundation to administer the plan. At no time can the number of options issued under the Stock Plan exceed 10 percent of the issued common stock of the Company unless the Board amends the Stock Plan. All grants under the plan, including option grants and incentive stock plan grants, are subject to an aggregate limitation, which was increased in 2002 to a total of 13,057,024 ordinary shares representing 10 percent of the issued ordinary shares as of the date of the amendment. As of December 31, 2002, the total number of shares available for grant was 5,600,291.

The Board utilized independent valuations performed by KPMG Corporate Finance in establishing the estimated fair value of the common shares underlying each of the options that have been granted under the Stock Plan in the period prior to the Company's IPO in 2000. Options granted subsequent to the IPO were based on the fair market value at the date of grant. The options have a maximum term of 10 years. All options vest in 3 equal annual installments.

The Supervisory Board has also approved the Stock Option Plan for the Supervisory Board, as amended (the "Directors Plan"). The terms of the Directors Plan are similar to those of the 1999 Stock Option Plan. The options have a term of ten years and vest ratably in three equal installments annually from the date of grant. At December 31, 1999, options to acquire 227,930 common shares were granted under the Directors Plan and were approved by the shareholders at the annual meeting on June 28, 2000. Substantially all of the options that were awarded were for prior service on the Supervisory Board. As such, these awards vest as if they had been issued during 1998 and 1999. At the annual meeting of shareholders in the years 2002, 2001 and 2000, the shareholders approved further grants to members of the Supervisory Board of 46,450 options, 89,659 options and 21,570 options, respectively.

The following table presents a summary of the Company's share option activity and related information for the years ended December 31, 2002, 2001 and 2000:

                                                                     Weighted
                                               Options               Average
                                            Outstanding           Exercise Price
                                         ------------------    ----------------
      Outstanding, January 1, 2000              2,291,290      $         7.50

               Granted                          1,373,400               10.03
               Exercised                                -                  -
               Forfeited                        (123,650)                8.40
                                         ------------------    ----------------
      Outstanding, December 31, 2000            3,541,040                8.45

               Granted                          1,534,849                9.02
               Exercised                          (8,905)                7.50
               Forfeited                        (162,682)                9.14
                                         ------------------    ----------------
      Outstanding, December 31, 2001            4,904,302                8.61

               Granted                          2,525,847                4.95
               Exercised                                -                   -
               Forfeited                        (519,520)                7.77
                                         ------------------    ----------------
      Outstanding, December 31, 2002            6,910,629      $         7.35
                                         ==================    ================


Additional information regarding options outstanding at December 31, 2002 is as follows:

                               Options Outstanding
  -------------------------------------------------------------------------------------------------------------

            Range of                     Number                 Weighted Average                 Number
   Exercise Prices per share           Outstanding           Remaining Contractual            Exercisable
                                                                  Life (years)
  -----------------------------    --------------------     -------------------------     ---------------------
  $  3.50  -  $ 5.00                   2,350,097                     9.2                             -
  $  5.01  -  $ 6.50                      58,750                     9.3                             -
  $  6.51  -  $ 8.00                   2,272,649                     6.3                     2,169,150
  $  8.01  -  $ 9.50                   1,475,401                     7.9                       585,049
  $  9.51  -  $11.00                     753,732                     7.3                       470,303



The Company records compensation related to stock options using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. Certain options awarded during 1999 and 2000 were considered to be granted below fair market value according to an independent valuation report prepared by KPMG Corporate Finance and received subsequent to the granting of these options. Prior to the receipt of this report, an earlier independent valuation report had been used to determine the exercise price of options granted. In addition, certain other option awards required shareholder ratification by which time the market value of the shares had changed. The difference in value at the grant date for such option awards and the subsequent determined market value was required to be accounted for as compensation. As of December 31, 2001 and 2000, $352,000 and $871,000, respectively, of such compensation was considered unearned and is being amortized over the remaining vesting period of the related options. The amount of unearned compensation amortized to income in 2002, 2001 and 2000 under the Stock Option Plans was approximately $352,000, $473,000 and $944,000, respectively.

The Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 defines a fair value method of accounting for stock-based compensation awards to employees and non-employees. SFAS No. 123 requires that the fair value of stock-based awards to employees be calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, which greatly affect the calculated values.

The fair value of the stock option grants has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:


                               2002             2001           2000
                           -------------    ------------   --------------

   Expected life              5 years          5 years        5 years
   Interest rate               3.75%            4.5%            5.75%
   Volatility                   40%              30%              25%
   Assumed forfeitures          10%              10%              10%

The weighted average fair value of stock options granted during 2002, 2001 and 2000 was $2.01, $3.14 and $4.22, respectively.

Had compensation expense for the stock option plans been determined consistent with SFAS No. 123, the Company's pro forma net income (loss) and net income
(loss) per share would have been as follows:



                                              2002                2001                2000
                                       --------------------  -----------------  -------------------
   Net income (loss):
           As reported                 $      (4,645,000)    $    33,068,000    $      31,674,000
           Pro forma                          (9,074,000)         28,371,000           29,236,000
   Basic and diluted net income
     (loss) per share:
           As reported                 $           (0.04)    $          0.25    $            0.29
           Pro forma                               (0.07)               0.22                 0.27




Effective January 1, 2003, the Company will record compensation cost for stock options and other forms of stock-based compensation issued subsequent to that date in accordance with SFAS No. 123. (See Note 2).

Incentive stock plan - In 2002, the members of the Management Board were awarded rights to acquire an aggregate of 233,736 ordinary shares. These rights are similar to restricted stock grants which entitle (and require) the individual to purchase the shares specified in the grant at a price per share equal to the nominal value ((euro)0.05). The purchase of shares under each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which generally are the first, second and third anniversary of the date of grant. The Management Board grants are governed by a plan administered by the Supervisory Board. All grants under the plan are subject to the aggregate limitation that was raised in 2002 to a total of 13,057,024 ordinary shares. Grants may be extinguished under certain limited circumstances if the individual recipient ceases to be an employee of the Company.

In 2002, the shareholders also approved the grant to the members of the Supervisory Board of the rights to acquire an aggregate of 18,583 ordinary shares, with similar entitlements and obligations as the rights granted to the Management Board as described above. The Supervisory Board grants are governed by a plan administered by the Company's Compliance Officer. The fair value of the restricted stock grants made to the Management Board and Supervisory Board members in 2002 was $1,237,000 and $101,000, respectively. At December 31, 2002 $685,000 of such compensation was considered unearned and is being amortized over the remaining vesting period of these grants. The amount of unearned compensation amortized to income in 2002 under the Incentive Stock Plan was $653,000.

11. Business segments and geographic information

The Company monitors its operations as a single enterprise and therefore believes that it has one operating segment, which is telecommunication satellite services.

The geographic source of revenues, based on the billing addresses of customers, for the years ended December 31 is as follows:

   (in thousands of U.S. dollars)                     2002               2001                2000
                                                ------------------  ----------------- --------------------

   North America                                $        74,861     $       72,043    $          73,181
   Europe                                                41,407             48,795               57,871
   Asia Pacific                                          16,069             17,906               20,663
   Latin America                                         24,577             34,094               27,827
   India, Middle East and Africa                         43,610             36,190               18,752
                                                ------------------  ----------------- --------------------
   Total                                        $       200,524     $      209,028    $         198,294
                                                ==================  ================= ====================


The Company's satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of the remaining assets, substantially all are located in Europe.