Form 20-F
period 2003-12-31
NEW SKIES SATELLITES NV
filed 2004-06-30
CIK 1124215

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2004
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2003
                                       OR
[ ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the transition period from N/A to N/A

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
                    (Address of principal executive offices)


 Securities registered or to be registered pursuant to Section 12(b) of the Act.

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                    -----------------------------------------
Ordinary Shares, nominal value         New York Stock Exchange
[euro]0.05 per share                   Euronext Amsterdam N.V.

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

ORDINARY SHARES, NOMINAL VALUE [euro]0.05 PER SHARE                  117,668,652

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                      Yes [X]    No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ ]    Item 18 [X]

FORWARD LOOKING STATEMENTS

                                                                           Pages
                                                                           -----
PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............  1

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.............................  1

ITEM 3.  KEY INFORMATION.....................................................  1

ITEM 4.  INFORMATION ON THE COMPANY.......................................... 14

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................ 34

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................... 51

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................... 63

ITEM 8.  FINANCIAL INFORMATION............................................... 65

ITEM 9.  THE OFFER AND LISTING............................................... 65

ITEM 10. ADDITIONAL INFORMATION.............................................. 66

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......... 72

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............. 72

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................... 72

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS.......................................................... 73

ITEM 15. CONTROLS AND PROCEDURES............................................. 73

ITEM 16. [RESERVED].......................................................... 73

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT.................................. 73

ITEM 16.B. CODE OF ETHICS.................................................... 73

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES............................ 75

PART III

ITEM 17. FINANCIAL STATEMENTS................................................ 75

ITEM 18. FINANCIAL STATEMENTS................................................ 75

ITEM 19. EXHIBITS............................................................ 76

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

     Forward-looking statements, such as the statements regarding our ability to develop and expand our business, our ability to manage costs, our ability to exploit and respond to technological innovation, the effects of laws and regulations (including tax laws and regulations) and legal and regulatory changes, the opportunities for strategic business combinations and the effects of consolidation in our industry on us and our competitors, our anticipated future revenues, our anticipated capital spending (including for future satellite procurements), our anticipated financial resources, our expectations about the future operational performance of our satellites (including their projected operational lives), the expected strength of and growth prospects for our existing customers and the markets that we serve, and other statements contained in this annual report regarding matters that are not historical facts, involve predictions. Statements of that sort involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by any statements of that sort. These risks and uncertainties include:

     o problems with respect to the construction, launch or in-orbit performance of our existing and future satellites or with the performance of our ground-based facilities;

     o the continued availability of insurance on commercially reasonable terms, and the effects of any insurance exclusions;

     o competition and our competitiveness vis-a-vis other providers of satellite and ground-based services;

     o the level and type of demand for our services and for the products and services provided by our customers to third parties;

     o    changing technology;

     o    changes in our business strategy or development plans;

     o    our ability to attract and retain qualified personnel;

     o our ability to attract sufficient funding to meet our future capital requirements;

     o worldwide economic and business conditions and risks associated with doing business on a global basis;

     o    the pace and effects of industry consolidation; and

     o    legal, regulatory, and tax developments.

These and other factors are discussed in more detail elsewhere in this annual report including, without limitation, in Item 3 "Key Information", Item 4 "Information on the Company" and Item 5 "Operating and Financial Review and Prospects". These risks and uncertainties could cause actual results to vary materially from future results indicated, expressed or implied in any forward-looking statements.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to rely on forward-looking statements.

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


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3. KEY INFORMATION


                                    OVERVIEW

     We are a satellite communications company with global operations and service coverage. We have been an independent commercial satellite operator since 1998. We currently operate a network of five satellites located at five different fixed orbital positions above the earth, together with a ground-based network for controlling our satellites and providing commercial traffic over them. Our customers can access one or more of our satellites from almost any point around the world. We have one additional satellite under construction, which is planned for launch in the first half of 2005. During 2003, the transponder availability rate for our satellites was 99.994 percent.

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

     On June 5, 2004, we signed a definitive agreement for the sale of the Company to affiliates of The Blackstone Group, a private equity firm, for $956 million in cash. See Item 4, 'Information on the Company -- History and Development of the Company -- Subsequent Events'.

                             SELECTED FINANCIAL DATA

     The following tables set out our selected consolidated historical financial data as of and for the five years ended December 31, 2003. We have extracted part of the selected consolidated historical financial data as of December 31, 2003 and 2002 and for the three years ended December 31, 2003 from the consolidated historical financial statements included elsewhere in this annual report. We have extracted part of the selected consolidated historical financial data as of December 31, 2001, 2000 and 1999 and for the two years ended December 31, 2000 and 1999 from the consolidated historical financial statements previously filed with the U.S. Securities and Exchange Commission. Our financial statements as of and for the five years ended December 31, 2003, have been audited by Deloitte Accountants, independent auditors.

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

                                                                          YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------------------------
                                                         2003          2002         2001        2000(1)        1999
                                                     ------------------------------------------------------------------
                                                       (IN MILLIONS, EXCEPT FOR PER ORDINARY SHARE AND MARGIN DATA)
STATEMENT OF OPERATIONS DATA:
Revenues (2)...................................      $   214.9     $   200.5     $  209.0     $   198.3     $   135.5
                                                     ------------------------------------------------------------------
Operating expenses:
  Cost of operations ..........................           53.2          50.7         51.5          47.0          30.9
  Selling, general and administrative .........           42.1          39.5         38.7          34.8          20.7
  Depreciation and amortization................           99.9          80.6         75.4          69.9          71.9
  Termination of the KTV satellite
    Contract (3)...............................              -             -            -             -          15.5
                                                     ------------------------------------------------------------------
Total operating expenses.......................          195.2         170.8        165.6         151.7         139.0
                                                     ------------------------------------------------------------------

Operating income (loss)........................           19.7          29.7         43.4          46.6          (3.5)
Interest expense (income), net.................            1.2           0.5         (9.0)         (2.6)         (0.1)
                                                     ------------------------------------------------------------------
Income (loss) before income tax
  (benefit) expense............................           18.5          29.2         52.4          49.2          (3.4)
Income tax expense (benefit)...................            6.7          10.5         19.3          17.5          (1.2)
                                                     ------------------------------------------------------------------
Income (loss) before cumulative effect of change
  in accounting principle.......................          11.8          18.7         33.1          31.7          (2.2)
Cumulative effect of change in accounting
  principle, relating to goodwill, net of taxes (4)          -         (23.3)           -             -            -
                                                     ------------------------------------------------------------------
Net income (loss) .............................      $    11.8     $    (4.6)   $    33.1     $    31.7     $    (2.2)
                                                     ==================================================================

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (5):
Income (loss) before cumulative effect of change
  in accounting principle......................      $    0.10     $    0.14    $     0.25    $    0.29     $   (0.02)
Cumulative effect of change in accounting principle
                                                            -          (0.18)           -             -            -
                                                     ------------------------------------------------------------------
Basic and diluted earnings (loss) per share....      $    0.10     $   (0.04)   $     0.25    $    0.29     $   (0.02)
                                                     ==================================================================

STATEMENT OF CASH FLOW DATA:
Net cash provided by operating
  activities...................................      $   109.2     $   112.0    $   130.7     $   117.9     $    60.2
Net cash used in investing activities..........
                                                         (43.5)       (231.4)      (222.7)       (148.9)        (73.1)
Net cash (used) provided by financing
  activities...................................          (51.3)        (10.6)        (2.5)        230.5           0.1


                                                                            AS OF DECEMBER 31,
                                                     ------------------------------------------------------------------
                                                         2003         2002          2001         2000         1999
                                                     ------------------------------------------------------------------
                                                                               (IN MILLIONS)
BALANCE SHEET DATA:
Total current assets (3).......................       $   79.9      $   58.5     $  189.4      $  287.3      $  85.5
Communications, plant and other property (3)...        1,026.6       1,058.1        886.2         685.4        631.5
Total assets...................................        1,115.8       1,128.0      1,109.8       1,064.6        782.3
Total liabilities (3)..........................          114.0         109.0         72.6          59.0         63.1
Total shareholders' equity.....................        1,001.8       1,019.0      1,037.2       1,005.6        719.2

--------------
(1) Includes results of operations for New Skies Networks Pty Ltd. for the nine-month period from March 31, 2000 (the date of acquisition) to December 31, 2000.

(2) Includes a one-time contract termination payment received in 2000 that resulted in a net positive impact to revenues of $19.7 million.

(3) In 1999, we terminated a contract for the construction of the KTV satellite due to the manufacturer's failure to deliver the satellite by the contractual deadline. Due to the termination of the KTV satellite construction contract, we originally:

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

(4) As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. This Standard eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited in March 2000. As a result of this impairment test, we recorded an impairment charge of approximately $23 million, which is classified as a cumulative effect of a change in accounting principle.

(5) Basic earnings (loss) per ordinary share for the five years ended December 31, 2003 is calculated by dividing the net income (loss) for that period by the weighted average number of ordinary shares outstanding for the respective period, which equaled 119.5 million, 130.3 million, 130.6 million, 107.4 million and 100.0 million shares for 2003, 2002, 2001, 2000 and 1999, respectively.

     Diluted earnings (loss) per share reflects the potential dilution that could occur if options issued under the New Skies stock option plans were exercised. For the years ended December 31, 2003, 2001 and 2000, the weighted average incremental shares resulting from this potential dilution totaled 1,179,000, 141,000, and 691,000, respectively. The difference in the weighted average number of shares outstanding and the adjusted weighted average number of shares outstanding resulted in no differences between basic and diluted earnings per share.

     For the purposes of calculating diluted earnings per share in 2002 and 1999, we excluded the weighted average incremental shares, as their inclusion would have an antidilutive effect because we had a net loss in those years.

     The share data for 1999 has been adjusted to reflect a 10-to-1 share split effected on August 24, 2000.

                            EXCHANGE RATE INFORMATION

     On January 1, 1999, the Euro was introduced as a new currency in The Netherlands and ten other European Union member states. The exchange rate at which the Dutch guilder has been irrevocably fixed against the Euro is NLG
2.20371 = [euro]1.00.

     Before January 1, 1999, there was no fixed exchange rate between the Euro and the U.S. dollar. The following table describes, for the periods and dates indicated, information concerning the noon buying rate for the Euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Amounts are expressed in U.S. dollars per [euro]1.00, and average figures reflect the average of the noon buying rates on the last day of each month during the relevant period.


                                          RATE AT
YEAR ENDED                               PERIOD END   AVERAGE     HIGH    LOW
----------                               ----------   -------     ----    ---
December 31, 1999......................    1.0070     1.0653    1.1812    1.0016
December 31, 2000......................    0.9388     0.9232    1.0335    0.8270
December 31, 2001......................    0.8901     0.8909    0.9535    0.8370
December 31, 2002......................    1.0485     0.9454    1.0485    0.8594
December 31, 2003......................    1.2597     1.1321    1.2597    1.0361

MONTH ENDED

December 31, 2003.........................................      1.2597    1.1956
January 31, 2004..........................................      1.2853    1.2389
February 28, 2004.........................................      1.2848    1.2426
March 31, 2004............................................      1.2431    1.2088
April 30, 2004............................................      1.2358    1.1802
May 31, 2004..............................................      1.2274    1.1801

The noon buying rate for the Euro on June 29, 2004 was [euro]1.00 = $1.2124.

                                  RISK FACTORS

RISKS RELATING TO OUR BUSINESS

A SIGNIFICANT LAUNCH DELAY OR LAUNCH FAILURE COULD AFFECT OUR ABILITY TO SATISFY DEMAND FOR OUR SERVICES, TO GENERATE FUTURE REVENUES AND, IN CERTAIN CASES, TO MAINTAIN OUR LEGAL RIGHTS TO USE THE ORBITAL LOCATION FROM WHICH THE SATELLITE WAS TO OPERATE.

     The launch of any future satellite may not take place as scheduled. Delays in launching satellites are common and can result from construction delays, the unavailability of the launch vehicle when construction has been completed, and other factors. We also may experience delays in achieving operational service after launch.

     We currently have one satellite, NSS-8, under construction. NSS-8 is being built by Boeing Satellite Systems, Inc. and is scheduled for launch in the first half of 2005. We intend to use NSS-8 to replace our NSS-703 satellite. NSS-703, which we anticipate will continue in commercial operation until approximately 2009, will then be relocated to a different orbital location. NSS-8 and NSS-703 are not technically identical and we anticipate that the process of transitioning traffic from NSS-703 to NSS-8 will take several months. During the transition and during the relocation of NSS-703 following the transition, we will not be able to fully exploit the capacity on the two satellites, which may affect our revenues and profitability. In addition, NSS-703 is an older satellite than others serving the region, and it therefore has less power available than several of our competitors' satellites. NSS-8 has greater capacity than NSS-703, as well as other technical characteristics that, we believe, will make it more attractive to customers than NSS-703. As a result, if NSS-8 is meaningfully delayed in being launched or if it is not placed into service, it may be more difficult for us to compete in the geographic region that NSS-703 currently serves. Similarly, if NSS-8 is meaningfully delayed in being launched or if it is not placed into service, we will be delayed or prevented from expanding our operations by placing NSS-703 into service in another orbital location. As a result, such a delay could adversely affect our revenues, cause us to lose market share, and make it more difficult to maintain our backlog during the period of delay.

     Satellites are subject to launch failure. The overall historical loss rate for all launches of commercial satellites in fixed orbits is estimated to be approximately 10 percent. Launch failure rates vary according to the launch vehicle used. The historical loss rate for some launch vehicles may be higher than 10 percent, but is lower for the type of launch vehicles we have used and plan to use for NSS-8. We expect to use a 6,000 kg payload variant of the Sea Launch Zenit-3SL vehicle to launch NSS-8.

     In the event of a launch failure, we likely would face a significant delay if we were to construct and launch a replacement satellite. Typically, the construction and launch of a satellite takes at least two, and sometimes more than three, years to complete.

     An NSS-8 launch failure likely would have the consequences described above for a launch delay, until such time as we either procure and launch a new satellite or re-deploy one of our existing satellites to replace NSS-703.

WE MAY EXPERIENCE SATELLITE EQUIPMENT FAILURES THAT IMPAIR THE COMMERCIAL PERFORMANCE OF OUR SATELLITES, WHICH COULD LEAD TO LOST REVENUES.

     During and after their launch, satellites are subject to in-orbit equipment failures, malfunctions, and other kinds of problems, which we refer to collectively as "anomalies." Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, battery cell and other power system failures, satellite control system failures, and propulsion system failures. Generally speaking, satellites include certain back-up (or redundant) components that can be placed into service if the primary component suffers an anomaly. In certain cases, however, a redundant component may not be available, in which case the anomaly could degrade commercial performance, reduce transmission capacity, shorten the commercial lives of satellites, or otherwise limit a satellite's revenue generating ability.

     We anticipate that NSS-5, NSS-6, NSS-7, NSS-703, NSS-806 and, assuming a successful launch, NSS-8, will have commercial lives in excess of 12 years from their respective launch dates, but we cannot assure you that this will be the case. A number of factors will affect the commercial lives of our satellites, including:

     o the amount of propellant used in maintaining the satellite's orbital position or relocating the satellite to a new orbital position (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch);

     o    the durability and quality of their construction;

     o    the performance of their components; and

     o    operational considerations, including operational failures.

     To date, we have never experienced a total in-orbit satellite failure or suffered an anomaly that has had a material adverse effect on our operations or revenues. Various anomalies, however, have affected the performance of individual units or systems on our satellites or have reduced or eliminated redundancy for a component or system. In some cases, this has reduced the satellite's power or available capacity. In others, the anomaly has affected our operations or created a condition that may affect our operations in the future. See Item 4 'Information on the Company -- Business Overview -- Our Satellites -- In-Orbit Satellites -- NSS-6' and Item 4 'Information on the Company -- Business Overview -- Our Satellites -- In-Orbit Satellites -- NSS-7'. In one case, the anomaly has affected a potentially critical component, although we believe the risk of another failure is low. See Item 4 'Information on the Company -- Business Overview -- Our Satellites -- NSS-5'. In addition to anomalies suffered by our satellites, some satellites that are similar to our satellites have suffered serious anomalies. See Item 4 'Information on the Company -- Business Overview -- Our Satellites -- In-Orbit Satellites -- NSS-5' and Item 4 'Information on the Company -- Business Overview -- Our Satellites -- In-Orbit Satellites -- NSS-806'. Some of the anomalies, including the NSS-5 and NSS-806 anomalies, have led our insurers to place limitations or exclusions in the applicable insurance policy(ies).

     Like all other satellites, it is likely that our satellites will suffer additional anomalies in the future. Some of these anomalies may affect transponders or other key components, or units that are critical to the satellite's continued operation. We cannot assure you that, in these cases, reconfigurations will allow for the continued operation of the affected component or unit or that it will be possible to restore normal operations by using redundant components or units on the satellite. Where service cannot be restored, the failure could cause the satellite to have less capacity available for sale, to suffer a performance degradation, or to cease operating prematurely, either in whole or in part.

     Our satellites may suffer from other problems, such as a loss of propellant, greater than anticipated use of propellant during launch, or malfunctions that could reduce their commercial lives. Acts of war, magnetic, electrostatic or solar storms, space debris or micrometeoroids could also damage our satellites.

     Any full or partial failure of one of our satellites could cause our revenues and backlog to decline and adversely affect our ability to market our capacity and generate future revenues. In addition, an anomaly that has a serious adverse effect on a satellite's overall performance or anticipated future commercial life could require us to reduce the satellite's book value and could cause us to have to expedite our planned replacement program. This, in turn, likely would adversely affect our profitability, our financing needs, and our ability to use available funds for other purposes. Any losses resulting from the anomaly might be covered by insurance, but we cannot assure you that this will always be the case, and anomalies may also cause insurers to include additional exclusions in our insurance policies when they come up for renewal. See '--Insurance expenses may increase, or insurance may become unavailable' and '--Our insurance for satellite operations and for future satellite launches will not protect us against all satellite-related losses.'

WE MAY EXPERIENCE A FAILURE OF OUR SATELLITE OR GROUND OPERATIONS INFRASTRUCTURE THAT IMPAIRS THE COMMERCIAL PERFORMANCE OF OUR SATELLITES OR THE SERVICES DELIVERED OVER OUR SATELLITES, WHICH COULD LEAD TO LOST REVENUES.

     We operate a primary Satellite Operations Center (SOC) at our headquarters in The Hague. In addition, we maintain a remote, fully functional, routinely tested back-up facility for our SOC in Redu, Belgium. Signals from our SOC are transmitted to our satellites through our own teleport facilities and through teleports owned by third parties. We may experience a failure in necessary equipment in our SOC, in our back-up facility, or in the communication links between these facilities and remote teleport facilities. We may also experience operational errors. A failure or error affecting our tracking, telemetry and control operations might cause us to be unable to communicate with one or more satellites or cause us to transmit an incorrect instruction to the affected satellite(s). This could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more of our satellites. Depending on the nature and extent of the problem, it could cause our revenues and backlog to decline and could adversely affect our ability to market our capacity and generate future revenues, our profitability, our financing needs, and our ability to use available funds for other purposes. Any resulting losses might be covered by insurance, but we cannot assure you that this will always be the case. See '--Insurance expenses may increase, or insurance may become unavailable' and '--Our insurance for satellite operations and for future satellite launches will not protect us against all satellite-related losses.'

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

INSURANCE EXPENSES MAY INCREASE, OR INSURANCE MAY BECOME UNAVAILABLE.

     We insure our satellites both during launch and during their in-orbit operational lives. Launch insurance currently costs approximately 15 percent to 25 percent of the insured amount, but may vary depending on market conditions, the safety record of the launch vehicle and the performance record of similar satellites built by the same manufacturer. In-orbit insurance generally costs between two and half percent and three and a half percent of the net book value of the insured satellite each year. All of our in-orbit satellites are insured, although we have not yet procured insurance for NSS-8.

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

     Currently, insurers are generally writing in-orbit insurance policies for one-year terms. As a result, we must re-insure our satellites each year, and any developments in the insurance market or with our satellite fleet (such as increased rates or more comprehensive exclusions) likely will affect us more rapidly than if longer-term policies were available.

OUR INSURANCE FOR SATELLITE OPERATIONS AND FOR FUTURE SATELLITE LAUNCHES WILL NOT PROTECT US AGAINST ALL SATELLITE-RELATED LOSSES.

     In the event of a total or partial failure of a satellite, our in-orbit insurance will reimburse us for the portion of the net book value of the satellite lost as a result of the failure, unless the cause of the failure is subject to a policy exclusion. The insurance will not protect us, however, against business interruption, lost revenues or delay of revenues. Our insurance policies define what constitutes a partial failure.

Typically, we do not insure against all possible partial failures but, rather, only against partial failures that we anticipate would meaningfully affect the revenue-producing capability of the satellite in question.

     We plan to obtain insurance for the launch of any future satellite, including NSS-8. Typically, launch insurance covers the replacement cost of the satellite, the launch, and the insurance, unless the cause of the failure is subject to a policy exclusion. As with in-orbit insurance, launch insurance does not protect us against business interruption, lost revenues, delay of revenues or other losses arising from the launch failure.

     Our existing launch and in-orbit insurance policies include, and our future policies can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage arising from acts of war, lasers, and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for heath-related problems affecting our satellites that are known at the time the policy is written. Most of the exclusions in our existing policies affect individual units and systems whose loss in the event of a future anomaly would not meaningfully reduce the total revenue-generating capacity of our satellites. In a few cases, however, our policies contain more significant exclusions. See
Item 4 'Information on the Company -- Business Overview -- Satellite Operations Risk Management'. An uninsured total loss of a satellite would, and an uninsured partial loss of a satellite could, significantly and adversely affect our revenues, profitability, capital requirements, and financial condition.

THE LOSS OF CUSTOMERS, PARTICULARLY OUR LARGE CUSTOMERS, MAY REDUCE OUR FUTURE REVENUES.

     The top ten purchasers of our services accounted for, in the aggregate, approximately 48 percent of our revenues in 2003 and 2002, and 42 percent of our revenues in 2001. If we fail to maintain our relationships with our major customers, if we lose them and fail to replace them with other similar customers, or if we experience reduced demand from our major customers, it could result in a significant reduction in our profitability through the loss of revenues, the requirement to record additional costs to the extent that amounts due from these customers are considered uncollectable and, potentially, a reduction in backlog. More generally, our customers may fail to renew or may cancel their contracts with us, which could negatively affect future revenues, profitability and backlog. Although our contracts generally do not allow our customers to cancel their service during the term of their agreement, at times some of our customers may not honor their contractual commitments. While we typically seek to enforce such contracts, in some cases we may decide that it is not commercially feasible to do so. In addition, it is possible that we may incur substantial costs seeking to enforce any such contracts.

     Generally, we provide services to governmental users through third parties. In 2003, we estimate that we derived approximately one-quarter of our revenues from customers where the ultimate end user of the service was a governmental entity. During 2003, we have seen increased competition in the government services market. Changes in governments' demand for commercial satellite services, changes in the procurement processes used by governments or the prices they are willing to pay for these services, and changes in the ownership or business strategy of our customers who provide satellite services to governmental entities, could all adversely affect our future revenues, profitability and backlog.

WE FACE BUSINESS RISKS ARISING FROM THE CONTENT OF SOME TRANSMISSIONS OVER OUR SATELLITES.

     We provide satellite capacity to third parties, who use the capacity to transmit communications signals or provide the capacity to other entities who use it to transmit communications signals. We do not decide what content is transmitted over our satellites, although we have contractual rights to prohibit certain types of content.

     To date, on a limited number of occasions, a governmental body or other entity has objected to some of the content carried over our satellites, such as "adult services" video channels. We do not know whether this practice will continue and, if so, whether it will expand. It is possible that, in the future, some governments may include content-based restrictions in our market access authorizations or may seek to impose civil or criminal penalties on us based on the content of transmissions carried over our satellites.

     Issues arising from the content of transmissions over our satellites could affect our future revenues, backlog, costs, or our relationship with certain governments or customers.

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

     While we believe that capacity on different satellites or satellite systems can be distinguished from other satellite capacity in some respects, the provision of satellite-based capacity and services is subject to downward price pressure when the supply of this capacity exceeds demand. In addition, while satellite communications services and ground-based communications services are not perfect substitutes, we compete in certain markets and for certain services with providers of ground-based services.

     The supply of satellite- and ground-based services has increased and likely will continue to increase for a number of reasons, including:

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

     Similarly, over-capacity and competition in the satellite industry may make it more difficult for us to sell our services and to maintain our prices for the capacity that we do sell. This, in turn, could adversely affect our revenues and profitability and our ability to increase our revenues and profitability over time. During the past year, due to a combination of overcapacity and competition, on the one hand, and relatively soft demand (discussed below), on the other, we have seen overall average prices for new contracts fall. While prices in some geographic markets and for some services have remained relatively stable, prices for certain services and in certain geographic markets have decreased meaningfully. See Item 5 'Operating and Financial Review and Prospects -- Overview -- Revenue Drivers'.

DEMAND FOR SATELLITE SERVICES, INCLUDING BUNDLED SERVICES, MAY NOT DEVELOP IN THE MANNER WE ANTICIPATE.

     Demand for satellite-based transmission services may not grow, or may even shrink, either generally or in particular geographic markets, for particular types of services, or during particular time periods. A lack of demand could adversely affect our ability to sell our services and to develop and successfully market new services, could exert downward pressure on prices, or both. This, in turn, could adversely affect our revenues and profitability and our ability to increase our revenues and profitability over time.

     In addition, demand patterns typically shift over time. For example, in recent years there has been a trend toward shorter-duration contracts, particularly for certain types of services (such as Internet services and government services). Shorter-duration contracts make it more difficult to maintain and increase our contractual backlog of future service commitments and may make it more difficult to maintain and increase our revenues over time.

SOME OF OUR COMPETITORS HAVE GREATER RESOURCES THAN WE DO, WHICH MAY MAKE THEM BETTER ABLE TO COMPETE IN TERMS OF PRICING, SERVICE OFFERINGS, MARKETING, NAME RECOGNITION, PRODUCT DEVELOPMENT, OR OTHERWISE.

     The satellite services industry is highly competitive. We compete with a number of established service providers, including global and regional satellite service providers, resellers of satellite capacity, and other service providers. Some of our competitors have long-standing customer relationships; enjoy close ties with regulatory authorities or more favorable regulatory treatment; and/or have the ability to subsidize competitive services with revenues from services they provide as a dominant or monopoly carrier. Many of them are substantially larger than we are and have financial resources, marketing and product development capabilities and name recognition that are substantially greater than ours. As a result, they may have a competitive advantage over us.

WE FACE RISKS IN OPERATING OUR BUSINESS GLOBALLY.

     We face certain risks as a result of the global nature of our business. Certain countries may impose withholding taxes on us or on our customers or deem us to have a permanent establishment in their country. These taxes may make our services more expensive for customers or impose an unanticipated tax burden upon us. In addition, such tax burdens may not be imposed equally on our competitors and may not be alleviated or subject to appeal under existing tax treaties. In particular, the government of India has characterized payments made by Indian-based customers and certain payments made by non-resident customers in India as "royalty payments" and has assessed taxes on these royalties. In accordance with applicable procedures for handling disputed tax assessments, we have informed the Indian authorities that we disagree with the assessment and applied to defer payment pending the appeal, and are awaiting scheduling of a hearing on this matter.

     In addition to tax risks, we may also face difficulties in enforcing our contracts in certain countries. Finally, while our contracts generally are denominated in U.S. dollars, and therefore are not sensitive to our customer's local currency exchange fluctuations, in some countries economic conditions and currency transfer restrictions may make it difficult for some of our customers to meet their payment obligations or to make payments in U.S. dollars.

WE MAY NOT BE ABLE TO TAKE ADVANTAGE OF, OR MAY BE MADE LESS COMPETITIVE AS A RESULT OF, INDUSTRY CONSOLIDATION.

     We may pursue acquisitions, joint ventures or other strategic transactions on an opportunistic basis as consolidation of the satellite services industry continues to unfold. Our principal focus is likely to be on the acquisition of, or strategic combination with, another satellite operator as and when suitable opportunities arise. Under appropriate circumstances, we also would consider acquiring rights to use additional orbital locations or frequencies, additional individual in-orbit satellites, transponders on existing in-orbit satellites, or other established facilities and components necessary for the provision of bundled services. However, we may not find or be able to take advantage of any suitable opportunities.

     In addition, industry consolidation could adversely affect us by increasing the scale or scope of our competitors and thereby making it more difficult for us to compete.

RISKS RELATING TO REGULATION

OUR RIGHTS TO USE THE ORBITAL LOCATIONS FROM WHICH OUR SATELLITES OPERATE ARE SUBJECT TO REGULATION AT THE NATIONAL AND INTERNATIONAL LEVELS.

     There are a limited number of orbital locations in space from which one can operate the type of satellites that we operate. Rights to make use of these orbital locations, and the frequencies over which commercial satellites transmit, are regulated by the International Telecommunication Union, known as the ITU. Under the treaty and regulations currently in effect, the Government of The Netherlands has obtained the rights to use the orbital locations and frequencies used by our satellites, as well as rights to use certain additional orbital locations and frequencies. For the frequencies that we use, most of the remaining orbital locations are either already in use or other countries have obtained the rights to use those locations.

     The ITU periodically reviews its rules and we cannot guarantee that the ITU will not change its rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or frequencies.

     The Government of The Netherlands has authorized us to make use of the orbital locations and frequencies that we use for our existing satellites, as well as at a number of additional orbital locations. We cannot guarantee, however, that it will not modify or revoke this authorization, or subject us to new regulatory requirements. A modification or revocation could limit or preclude our use of some or all of our in-use or presently unoccupied orbital locations or some or all of the frequencies we currently use at these orbital locations, or affect our ability to launch replacement satellites as and when needed. Any loss of our rights to use one or more of our existing orbital locations, or any limitation that made it commercially infeasible to continue operations at the orbital location(s) in question, would adversely affect our revenues and profitability and the value of our business. The imposition of new regulatory requirements could increase our costs and, as a result, adversely affect our profitability.

     With respect to the primary frequencies used by commercial geostationary satellites, the ITU rules grant rights to member states (which are the national governments party to the ITU treaty) on a "first-in-time, first-in-right" basis and set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from or exceed those of the satellite it replaces, with other satellites. The coordination process may require us to modify our proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. Those modifications may mean that our use of a particular orbital position is restricted, possibly to the extent that it may not be commercially desirable to place a new satellite in that location. In certain countries, a failure to resolve coordination issues is used by regulators as a justification to limit or condition market access by foreign satellite operators. In addition, while the ITU's rules oblige later-in-time systems to coordinate their operations with us, we cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit.

     Under the ITU's rules and our authorization from the Dutch government, we must begin using our authorized orbital locations and frequencies within a fixed period of time. If we do not begin or reinstate use of a particular orbital location within the applicable deadline, we will lose our priority rights to use that orbital location and the location likely would become available for use by another satellite operator. For most of the orbital locations at which we have first-priority rights, the deadline for placing the orbital locations into use is December of 2005.

WE ARE SUBJECT TO REGULATORY AND LICENSING REQUIREMENTS IN EACH OF THE COUNTRIES IN WHICH WE PROVIDE SERVICES, AND OUR BUSINESS IS SENSITIVE TO REGULATORY CHANGES IN THOSE COUNTRIES.

     The satellite business is heavily regulated. In particular, we are subject to and need to comply with the laws and regulations of the European Union, The Netherlands, and the national and local governments of other countries to, from, or within which we provide services. In addition, while many countries permit competition, some countries continue to have laws and regulations that may impede or prohibit foreign service providers from entering their markets. These laws and regulations may affect our ability to use frequencies and to provide satellite capacity and some or all satellite-based services in specific regions, or to particular types of customers in a given jurisdiction. In addition, the laws, regulations, and practices of some countries may make it harder for us to compete against a domestic or regional satellite system from that country.

     Obtaining and maintaining the required regulatory approvals involves significant time and expense. Our inability to obtain and maintain particular approvals may delay or prevent our ability to offer some or all of our services and adversely affect our revenues.

     Generally, once we have received a regulatory authorization, we need an additional authorization only if we introduce new services or place a new or replacement satellite into operation. However, countries may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, and these changes could occur at any time. Such changes may make it more difficult for us to obtain, maintain, or renew authorizations, cause our existing authorizations to be cancelled, require us to incur additional costs, or otherwise adversely affect our operations, revenues and profitability. Under our authorization to provide services in one of the countries from which we derive a material portion of our revenues, the government has reserved for itself the right to cancel our market access in the future. If our market access to this country were cancelled, it would adversely affect our revenues, backlog, and profitability.

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

     In addition, if we do not properly manage our internal compliance processes and were to violate U.S. export laws, the terms of an export authorization, or embargo laws, the violation could make it more difficult, or even impossible, to maintain or obtain licenses and could result in civil or criminal penalties.

OTHER RISKS

PROVISIONS OF OUR ARTICLES OF ASSOCIATION, OF DUTCH LAW, OR OF U.S. LAW, COULD BE USED TO DELAY, OR OTHERWISE IMPEDE, A CHANGE OF CONTROL IN CERTAIN CIRCUMSTANCES.

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

     Because the governance preference shares have the same voting rights as ordinary shares (for each class of shares, one share is entitled to cast one vote), their issuance could make it more difficult for another entity to acquire control of us under circumstances described above.

     Dutch law and our Articles of Association differ in certain respects from those that typically apply to U.S. companies. For example, Dutch law gives Netherlands-based employees certain rights to participate in significant decisions affecting the Company through a "Works Council" and contains substantive and procedural requirements, such as public disclosure requirements and restrictions on the rights of majority shareholders, that could delay or impede a change of control.

OUR SHARE PRICE MAY BE ADVERSELY AFFECTED BY LIMITED LIQUIDITY AND BY THE ACTUAL OR PERCEIVED AVAILABILITY FOR SALE OF A LARGE NUMBER OF OUR SHARES.

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

                     HISTORY AND DEVELOPMENT OF THE COMPANY

     Our official name is "New Skies Satellites N.V.". Our principal offices are located at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and our telephone number is +31 70 306 4100. Our company was created on April 23, 1998 as a limited liability company (naamloze vennootschap) organized under the laws of The Netherlands.

     We are a satellite communications company with global operations and service coverage. We began independent operations as a privatized, commercial spin-off from INTELSAT, an intergovernmental organization, on November 30, 1998. At that time, INTELSAT transferred to us certain assets and liabilities, including satellites and related contracts. Since that time, we have renewed and augmented our inherited assets through the launch of new satellites, the acquisition of ground-based facilities, and the purchase of an Australian-based provider of satellite-based services.

     Today, we operate a network of five satellites located at five different fixed orbital positions above the earth, including two satellites that we have designed, constructed, launched and placed in commercial operation since our creation in 1998. We also have one additional satellite (NSS-8) that is currently under construction, which we intend to use to provide services to customers in the Indian Ocean Region. Our customers can access one or more of our geostationary satellites from almost any point around the world. We also have ground-based infrastructure to operate our satellite network and to provide additional services to access the terrestrial communications network for data, voice, video, and Internet services. We have developed and expanded the business we inherited - the simple provision of satellite-based transponder capacity to telecommunications carriers and to brokers and integrators who resell it to third parties - into a broader business where we also provide value-added services and bundled products directly to a broader base of customers further down the communications distribution chain.

     The headquarters of our operations is in The Hague, The Netherlands. We have established sales and marketing regional offices or liaison offices in Beijing, Hong Kong, New Delhi, Sao Paulo, Sydney, Singapore and Washington D.C., to provide regional sales support to our worldwide customer base.

     We completed our initial public offering in October 2000 and listed our ordinary shares on the official segment of Euronext Amsterdam N.V. and our American Depositary Shares on the New York Stock Exchange.

2003 KEY EVENTS

     o We placed our newest satellite, NSS-6, into commercial service in February of 2003. NSS-6 is a state-of-the-art, high-powered Ku-band satellite serving the Indian Subcontinent, the Middle East, Asia and Australia.

     o We completed the first full year of commercial service for our NSS-7 satellite, which we launched in 2002, and for our NSS-5 satellite at its new orbital location serving customers in the Pacific Ocean Region.

     o With the launch of our NSS-6 and NSS-7 satellites, we neared the completion of our capital acquisition program.

     o We entered into an agreement with Boeing Satellite Services, Inc. to "re-purpose" our NSS-8 satellite to serve as a replacement for our NSS-703 satellite, which operates in the Indian Ocean Region. This development will provide us with additional capacity and a high-powered, state of the art satellite at an orbital location with an established customer base. It will also give us the flexibility to defer any further satellite procurements and the associated capital expenditures until later this decade. We expect to launch NSS-8 during the first half of 2005.

     o We operated one of the most reliable satellite fleets in the industry, with a 99.994 percent fleet-wide satellite availability rate.

     o We concluded the share repurchase program we initiated in October of 2002. We acquired 13,057,024 ordinary shares at a cost of approximately $54.0 million, reflecting an average price of $4.14. Approximately 93 percent of the repurchased shares came from our original shareholder base. We cancelled the repurchased shares in November of 2003.

SUBSEQUENT EVENTS

     On June 5, 2004, we signed a definitive agreement for the sale of the Company to affiliates of The Blackstone Group, a private investment firm, for $956 million in cash, equivalent to approximately $7.96 per fully diluted share. The Blackstone transaction has received unanimous approval from our Supervisory and Management Boards who, after taking into account the interests of shareholders, employees and other stakeholders, have recommended it to the company's shareholders. The company has scheduled an Extraordinary General Meeting of Shareholders for July 19, 2004, to further discuss the transaction and at which time the shareholders will be asked to vote on the sale of the Company. A circular with information on the transaction was mailed to shareholders on June 16, 2004.

     The sale of the company will involve the transfer of New Skies' business and operations to certain wholly-owned subsidiaries of Cayman Islands private equity funds affiliated with The Blackstone Group and the distribution of the cash proceeds to our shareholders. The sale will be structured as the sale of substantially all of our assets to, and the assumption of substantially all of our liabilities by, the purchaser. Our business activities will be continued under ownership by Blackstone and all employment obligations will be honored.

     Once shareholder and applicable regulatory approvals have been received and certain financing and other customary conditions have been satisfied, we anticipate that the transaction would be completed. After the closing of the asset sale, the transaction contemplates the liquidation of New Skies, pursuant to which two liquidation distributions will be paid to our shareholders: (i) an initial liquidation distribution which is expected to consist of approximately 95% of the cash proceeds of the asset sale shortly after the closing of the asset sale; and (ii) a final liquidation distribution of the remaining cash proceeds approximately ten weeks after the initial distribution. We currently expect the transaction to close by approximately the end of 2004 or early 2005. The Supervisory Board will be reduced to between one and three members upon closing and will supervise the liquidation process.

     A copy of the text of our agreement with The Blackstone Group and of our Explanatory Memorandum for and Agenda of the Extraordinary General Meeting of Shareholders can be found on our website (www.newskies.com) and as an exhibit to this 20-F.

                                BUSINESS OVERVIEW

OUR STRATEGY

     Our strategy is to offer a seamless global satellite network to meet our customers' requirements for the transmission of their video, voice and data, and Internet-related services. We combine our satellite resources with ground-based communications facilities, some of which we own and others which we procure through third parties (to whom we refer as "our partner teleports"), as needed, in order to provide customers with bundled services that meet their transmission and platform needs.

     We intend to grow our business by:

     o SELLING THE CAPACITY ON OUR EXISTING SATELLITES - Shortly after our creation, we initiated a capital expansion program to renew and augment our satellite fleet. With the launch of NSS-6 and NSS-7 and the re-deployment of NSS-5, we have significantly expanded our available inventory of station-kept satellite capacity. Much of the additional capacity has been added in regions where we perceive demand to be increasing, namely South Asia, the Middle East and Africa. We intend to sell our available capacity through a combination of:

          - proactive marketing and customer-focused sales and sales support activities;

          - providing "value-added services", which bundle satellite capacity with ground-based services such as Internet protocol and other platform services (including video services) available through our teleport facilities or those of our partner teleports;

          -    technical excellence; and

          -    pricing our available capacity competitively.

          We have one additional satellite, NSS-8, currently under construction. Following NSS-8's launch, we anticipate that we may continue to grow our fleet over time. However, we will enter into procurement contracts for new satellites only where we have a demonstrated need for additional capacity, a sound business case for the particular satellite, and an available orbital location serving the relevant geographic region. As we add new satellites or move existing satellites to new orbital locations, we will undertake focused marketing campaigns in order to maximize the sales of resulting new capacity and to highlight the value of new service areas to our customers.

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

     o ACQUIRING OTHER BUSINESSES AND ENTERING INTO STRATEGIC TRANSACTIONS - We also intend to pursue acquisitions, joint ventures or other strategic transactions on an opportunistic basis as consolidation within the satellite services industry continues to unfold. Our principal focus is likely to be on the acquisition of, or strategic combination with, another satellite operator as and when suitable opportunities arise. Under appropriate circumstances, we also would consider acquiring additional individual in-orbit satellites, rights to use additional orbital locations or frequencies, transponders on existing in-orbit satellites, or other established facilities and components necessary for the provision of bundled services.

OUR SERVICES

     We currently offer satellite capacity for different applications, which may be grouped as follows:

     o    video transmission;

     o private and governmental data and voice networks and traditional telephony applications; and

     o    Internet-related services.

     VIDEO TRANSMISSION

     Our C- and Ku-band global satellite fleet is well-suited to distribute video signals, on both a point-to-point and point-to-multipoint basis, to ground-based broadcasting systems around the world, directly to some private telecommunications networks used by businesses via small antennas, and for direct-to-home (DTH) applications. We estimate, based on our analysis of information provided by our customers, that video transmissions represented approximately 37 percent of our revenues in 2003, 41 percent of our revenues in 2002, and 41 percent of our revenues in 2001.

        Cable and Broadcast Television Distribution

     We broadcast television channels to international, regional and national cable and television networks in Latin America, the Middle East, Africa and India. We try to enhance the attractiveness of our satellites to potential video distribution customers through the creation of a `neighborhood'. If a satellite carries content that is in high demand, then an increasing number of ground-based receiving antennas will be dedicated to that particular satellite to receive the popular signals. If a number of receiving antennas are installed to receive the signal from the satellite, then the satellite has created a `neighborhood' that is desirable to other entities transmitting similar content, because a large number of their potential customers already have antennas dedicated to that satellite. Accordingly, the remaining available capacity on the satellite that can serve the neighborhood becomes more desirable to the satellite operator's customers and prospective customers. Similarly, the availability of commercial facilities that are capable of transmitting to and from a given satellite make it easier for customers to use that satellite as part of an end-to-end communications network, making the satellite's capacity comparatively more desirable. The New Skies satellites with significant video neighborhoods are:

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

We have also begun to develop a video neighborhood on our newest satellite, NSS-6. In April of 2004, we entered into an agreement with the Indian Space Research Organization (ISRO), under which NSS-6 will be used to support the launch of the world's largest free-to-air DTH service for Doordarshan, India's national broadcaster. In addition, we are offering services through partner teleports in Greece, Israel, Hong Kong, and Singapore, including value added service offerings, which we believe will enhance NSS-6's attractiveness to video distribution customers.

        Full-Time Television Contribution Services

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

        Occasional Use Services

     We allocate specific capacity for occasional-use services on a short-term basis for customers who have a temporary need for capacity. During 2003, we established an in-house booking operation for television contribution services to accommodate major broadcasters such as the EBU, CNN, Reuters, NHK and the BBC. Demand for short-term services is event-related and sometimes unpredictable. Customers generally request short-term contribution services either in connection with major international sporting events, such as the Olympics or World Cup, or in connection with major breaking news events that attract sustained international attention. Our provision of occasional use services helps to ensure we make the best possible use of our available capacity, as well as to build relationships with important customers in the video services market.

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

     We also provide transponder capacity for a number of telephone applications worldwide. The majority of this business has been the transmission of telephony for major post, telephone and telegraph administrations, which we serve directly as well as through intermediaries and resellers. We have also begun to market these services to customers in countries where regulators are opening the telecommunications market to competition, particularly in Asia and Africa. These markets may offer substantial demand and new opportunities to provide telephony and related services.

     In 2003, satellite capacity used for data and voice service applications grew to approximately 43 percent of our total revenues, increasing from approximately 32 percent in 2002 and 30 percent in 2001. We expect continued demand for capacity to provide data and voice services in 2004, driven in part by government requirements for these services and in part by increasing requirements for international long-distance voice services from newly authorized service providers in countries undergoing telephony deregulation. These sources of demand have helped to counter-balance the general trend toward the use of fiber optic networks for voice services, and we expect that this segment will continue to contribute to our revenues over time. Unlike the increases of the past two years, however, we expect in 2004 that the relative share of our revenues attributable to these services will remain at 2003 levels, or will increase only slightly. Over the longer term, we anticipate that data services in particular will continue to represent a significant portion of our revenues.

     INTERNET-RELATED SERVICES

     Our satellites connect Internet service providers, businesses and other customers further down the signal distribution chain who may be in locations that do not currently have a direct high speed connection to the Internet backbone. For example:

     o NSS-703 provides high-bandwidth connectivity to the Internet backbone for Internet service providers on the Indian subcontinent and in South East Asia;

     o NSS-7 provides high-bandwidth connectivity to the Internet backbone for Internet service providers in Europe, the Middle East and Africa;

     o NSS-806 provides high-bandwidth connectivity to the Internet backbone for Internet service providers in South America; and

     o NSS-6 provides high-bandwidth connectivity to the Internet backbone for Internet service providers in the Middle East and India.

     Our primary suite of branded Internet bundled service offerings is called IPsys(R). These offerings are capable of providing high-speed Internet backbone connections to Internet service providers, or ISPs. At present, we provide Internet connectivity to customers in India, the Middle East, Africa, Latin America, and other regions. We target Internet service providers, multinational corporations and broadcasters for IPsys(R) and related bundled services.

     To support our IPsys(R) service offerings, we built and operate our own Network Operations Center, and have installed high-bandwidth digital video broadcast (or DVB) and frame-relay platforms at the ground facilities through which we connect to the Internet backbone, as well as other performance-enhancing equipment.

     New Skies is in the process of developing and introducing commercially two new, two-way satellite broadband services, which we call IPsys(R) Bandwidth on Demand and IPsys(R) Broadband. These services will make it possible for telecommunications companies, service providers, network integrators, ISPs and other resellers to establish high-quality, cost-effective broadband networks by incorporating improvements over more traditional offerings. These offerings will allow providers to use shared two-way central units, referred to as "hubs", to offer services virtually anywhere within the offering's coverage area. By spreading the costs of these hubs across a larger base of users, these offerings improve efficient and cost-effective operations. In addition, these services allocate bandwidth on an "as needed" basis to transmissions from remote sites back to the Internet. By allowing multiple users to share satellite bandwidth, these offerings further improve efficiency and cost effectiveness. We have launched an IPsys(R) Bandwidth on Demand hub to provide services to customers throughout Latin America and the Caribbean over the NSS-806 satellite. In Asia, we are preparing to launch an IPsys(R) Broadband hub to provide services to customers in South and Northeast Asia over the NSS-6 satellite. New Skies' Latin America IPsys(R) Bandwidth on Demand hub has completed beta testing and is now commercially available. We expect to begin beta testing for our Asian IPsys(R) Broadband hub in 2004.

     Revenues from Internet-related traffic represented approximately 20 percent of our total revenues in 2003, a decrease from 27 percent in 2002 and 29 percent in 2001. Our revenues from Internet-related traffic have declined as a result of increased competition from both other satellite operators and from ground-based services and the resulting price compression for these services. In addition, the percentage share of our revenues attributable to Internet-related traffic has declined as our revenues from voice and data traffic have increased.

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

     At December 31, 2003, we provided service under contract to 185 customers worldwide. Our ten largest customers represented approximately 48 percent of our total revenues in 2003.

     Our sales and marketing personnel are divided into five regions: (i) North America; (ii) Latin America; (iii) Europe; (iv) Asia Pacific; and (v) India, the Middle East and Africa. As of December 31, 2003, we had approximately 76 employees who sold, marketed and provided direct sales support for our services worldwide.

     We manage our sales, marketing and billing activities from our headquarters in The Hague. We also have established regional sales or liaison offices in North America (Washington DC), South America (Sao Paulo), Asia (Singapore, Hong Kong, Beijing and New Delhi) and Australia (Sydney).

     The geographic breakdown of our revenues, based on the billing address of our customer, for the past three years is as follows. In 2003, we derived 36 percent of our revenues from North America, 13 percent of our revenues from Latin America, 22 percent of our revenues from Europe, 8 percent of our revenues from Asia Pacific, and 21 percent of our revenues from India, the Middle East and Africa. In 2002, we derived 37 percent of our revenues from North America, 13 percent of our revenues from Latin America, 24 percent of our revenues from Europe, 8 percent of our revenues from Asia Pacific, and 18 percent of our revenues from India, the Middle East and Africa. In 2001, we derived 34 percent of our revenues from North America, 16 percent of our revenues from Latin America, 27 percent of our revenues from Europe, 9 percent of our revenues from Asia Pacific, and 14 percent of our revenues from India, the Middle East and Africa. Certain amounts reported in 2002 and 2001 have been reclassified between geographical segments to conform with our current year presentation.

     CONTRACTS

     As of December 31, 2003, we had over 400 active contracts with our customers. Our contracts generally are denominated in U.S. dollars; are non-preemptible and non-cancelable during the term (or allow customers to cancel their commitments only under certain limited conditions and the payment of significant penalties); and otherwise contain terms that are generally consistent with industry practice. Although the contracts can be terminated in the event of certain capacity malfunctions, we generally have a cure period to remedy the malfunction or provide alternate capacity.

     BACKLOG

     For 2003 backlog, see Item 5 'Operating and Financial Review and
Prospects'.

OUR SATELLITES

     We currently operate and provide commercial service through a network of five communications satellites positioned in fixed (station-kept) geosynchronous orbits (NSS-5, NSS-6, NSS-7, NSS-703 and NSS-806). We have one additional satellite, NSS-8, currently under construction, and have also received authorizations from the Dutch government to use certain additional orbital locations for future satellites. During 2003, we decommissioned one satellite, NSS-513, which had reached the end of its operational life.

     For 2003, we operated one of the most reliable satellite fleets in the industry, with a 99.994 percent fleet-wide satellite availability rate.

     Our satellites are located approximately 22,300 miles (35,700 kilometers) above the earth. We operate all of our satellites in station-kept mode, which means that they maintain their geosynchronous position over the equator within tightly controlled limits (plus or minus .05(degree)). Because of this control, most earth antennas within a satellite's beam can communicate continuously with the satellite without having to track it in orbit.

     Our newest satellites, NSS-6 and NSS-7, as well as our NSS-8 satellite (currently under construction), are designed to carry additional and more powerful transponders than the satellites that we inherited from our predecessor at the time of our creation, although to a limited extent our ability to use additional power and frequencies may be limited by technical and regulatory limits (including, for example, those agreed to in relevant coordination agreements). They were also designed to provide better connectivity and to allow for more operational flexibility than our inherited satellites.

     IN-ORBIT SATELLITES

        NSS-5

     In 2002, we relocated NSS-5 (formerly known as NSS-803) from 338.5(degree) E.L. to its current orbital location at 183(degree) E.L. to replace one of our inherited satellites, NSS-513, which we then decommissioned. NSS-5 was brought into commercial use in its new location in January 2003.

     NSS-5 provides service via 55 36-MHz-equivalent C-band transponders and 12 36-MHz-equivalent Ku-band transponders.(1) It is our principal connectivity satellite for the Pacific Ocean Region and provides coverage of certain areas in North America, Asia and Australia. NSS-5 is one of the few satellites that can connect North America with all major destinations in the Pacific Rim. Access to the satellite from the West Coast of the United States, Canada and Mexico can be achieved at C-band frequencies on global, hemispheric or zone beams. The satellite has two steerable Ku-band spot beams, one of which currently is over New Zealand the second of which is currently over Australia. The western zone beam of NSS-5 covers major destinations such as China, Hong Kong, and Singapore. Hemispheric coverage extends from the north of China to Australia and New Zealand.

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

     NSS-5 is a Lockheed Martin Series 7000 satellite. Two other LM Series 7000 satellites have suffered in-orbit power subsystem failures that are similar to one another, which resulted in the immediate total losses of the satellites in question. Lockheed Martin has informed us that it recently completed its investigation of these failures and has identified the failure mechanism and root causes for the failures. NSS-5 differs from the failed satellites with regard to the failed component and we do not believe that the failures indicate a risk of failure on NSS-5.

        NSS-6

     NSS-6 was launched successfully in December, 2002 to the 95(degree) E.L. orbital position (over the Asia-Pacific Region) and was placed into service in early 2003.

--------
(1) Unless otherwise indicated, when used in this document, the term "transponder" means "36 MHz equivalent transponder", consistent with satellite industry practice. The number of actual physical transponders may differ from the number of 36 MHz equivalent transponders.

     NSS-6 is equipped with 60 36-MHz-equivalent Ku-band transponders. From its orbital slot at 95(degree) E.L., NSS-6's six high power Ku-band beams provide coverage of India, China, the Middle East (including Cyprus and Southern Africa), Australia, Southeast Asia and Northeast Asia. Additionally, NSS-6 has 10 uplink spot beams in the Ka-band, fixed on the strategic markets of Hong Kong, Shanghai, Beijing/Tianjin, Wuhan, Taiwan, Seoul, Tokyo/Osaka, Mumbai, Bangalore/Chennai, Delhi, Sydney and Melbourne. Each of the Ka-band uplinks can be used in lieu of one Ku-band uplink.

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

     One component on NSS-6 has failed, which will prevent us from receiving certain telemetry about NSS-6's batteries. This will make it more operationally difficult to rejuvenate the satellite's batteries later in its life, should this procedure be necessary. NSS-6's manufacturer has informed us that, in its opinion, we will never need to rejuvenate NSS-6's batteries.

        NSS-7

     NSS-7 was launched in April 2002 and entered commercial service in May 2002. It is the first satellite that we designed, constructed and launched entirely during the course of our operations as an independent company.

     We deployed NSS-7 to 338.5(degree) E.L. (over the Atlantic Ocean Region) to replace the NSS-K and NSS-5 satellites. Following the transition of customer traffic from NSS-K and NSS-5, we relocated the NSS-7 by one-half degree to 338(degree) E.L., its current location, in order to comply with a directive of The Netherlands government to meet international frequency coordination requirements. We decommissioned NSS-K after we completed the transition of traffic.

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

     One component on NSS-7 has failed, which will prevent us from receiving certain telemetry about NSS-7's batteries. This will make it impossible to rejuvenate the satellite's batteries later in its life. NSS's manufacturer has informed us that, in its opinion, we will never need to rejuvenate NSS-7's batteries.

        NSS-703

     NSS-703, located at 57(degree) E.L., provides a wide range of services, as the television and telecommunications needs of the multiple regions it serves are diverse. Television broadcasters, post, telephone and telegraph authorities and communications service providers are the primary users of this satellite. NSS-703 is used for telephone services in Asia Minor, cable television distribution in India and for television distribution and contribution throughout the Asia Pacific Region.

     NSS-703 provides service via 38 36-MHz-equivalent C-band transponders and 20 36-MHz-equivalent Ku-band transponders. Its C-band hemispheric beams cover two major regions. The first is Africa. The second is the triangle from the Middle East to Japan to Australia. Within this region, NSS-703 offers complete India and China coverage. These hemispheric beams are supported by four zone beams, which are optimized to provide service to sub-regions of northeast Asia, Southeast Asia and Australia, southern Africa and from northern and western Africa to the Mediterranean Sea. We have currently deployed the satellite's three fully steerable Ku-band spot beams to service Europe, central Asia and India. We are currently planning to replace NSS-703 with NSS-8 following NSS-8's launch (which is expected to occur in the first half of 2005). Following replacement of NSS-703 by NSS-8, we are currently planning to re-deploy NSS-703 to another orbital location.

        NSS-806

     NSS-806, located at 319.5(degree) E.L., provides C-band and Ku-band coverage of the Americas and Europe. It transmits a neighborhood of 121 Spanish language cable television channels to South America, including video channels from Argentina, Brazil, Venezuela, Colombia, Peru, Bolivia and the United States, as well as other regional services and international channels.

     NSS-806 has 36 36-MHz-equivalent C-band transponders and 6 36-MHz-equivalent Ku-band transponders. It contains a single high-powered beam that provides simultaneous coverage of the Spanish- and Portuguese-speaking regions of both the Americas and Europe. In addition to providing coverage of the Latin American markets, it reaches the Iberian Peninsula, the Canary Islands, Western Europe and much of Eastern Europe via a high-power hemispheric beam. This facilitates the distribution of programming from both Latin American content providers and North American and European content providers to Latin American cable networks. The satellite also features a spot beam covering Mercosur (Argentina, Brazil, Paraguay, Uruguay and Chile) with high-powered Ku-band coverage over urban areas. This capacity is well suited for use by corporate network communications. The high power of NSS-806's signals helps to ensure that its signals can be delivered to small antennas.

     NSS-806 is a Lockheed Martin Series 7000 satellite. Two other LM Series 7000 satellites have suffered in-orbit power subsystem failures that are similar to one another, which resulted in the immediate total losses of the satellites in question. Lockheed Martin has informed us that it recently completed its investigation of these failures and has identified the failure mechanism and root causes for the failures. NSS-806 differs from the failed satellites with regard to the failed component and we do not believe that the failures indicate a risk of failure on NSS-806.

     PLANNED SATELLITES

        NSS-8

     In March 2001, we entered into a construction and launch contract for our NSS-8 spacecraft with Boeing Satellite Systems, formerly Hughes Space and Communications. In early 2003, we decided to re-purpose the NSS-8 for deployment to the 57(degree) EL. orbital slot as a replacement satellite for our NSS-703 satellite, currently located in that slot. By doing so, we will provide expansion capacity at an orbital location in the Indian Ocean Region where we have an established customer base. In addition, using NSS-8 as a replacement for NSS-703 will satisfy our near-term satellite replacement requirements, which will make it possible for us to defer any further procurements of replacement satellites until later in this decade.

NSS-8 is currently expected to be launched in the first half of 2005. Following its launch, we intend to undergo a process of moving the traffic from NSS-703 to NSS-8, which we anticipate will take several months to complete.

     NSS-8 will carry 56 36-MHz-equivalent C-band and 36 36-MHz-equivalent high-power Ku-band transponders, making it one of the largest and highest power satellites with coverage of Europe, the Middle East, India, Africa and Asia. As part of our contract with Boeing Satellite Systems, they are required to deliver the spacecraft to us in orbit. Currently, the contract calls for the manufacturer to use a Sea Launch Zenit vehicle to launch the satellite (although under certain circumstances we can designate a substitute launch vehicle).

     By deploying our newest, largest, and most powerful satellite to an established orbital location in the Indian Ocean Region, New Skies will endeavor to continue to meet the current and future needs of its many customers throughout India, Asia, the Middle East, and Africa as well as capitalize on the region's strong projected growth.

     The table below summarizes selected data relating to our five operational satellites and the NSS-8 satellite which is currently under construction:

                                                IN-ORBIT SATELLITES
                                                                                               SATELLITE UNDER
                     -------------------------------------------------------------------------   CONSTRUCTION
                                                                                              ----------------
                          NSS-6         NSS-703         NSS-5         NSS-806        NSS-7          NSS-8
                     ------------------------------------------------------------------------------------
Orbital position.....  95(degree)     57(degree)     183(degree)   319.5(degree)  338(degree)    57(degree)
                          East           East           East           East          East           East
                      (265(degree)   (303(degree)   (177(degree)   (40.5(degree)  (21(degree)   (303(degree)
                          West)          West)          West)          West)         West)     West)(planned)
Land regions served:
 C-band..............      --       Europe, Asia,   North America,    Europe,       Europe,    Europe, Asia,
                                      Australia,   Asia, Australia   Americas       Africa,      Australia,
                                       Africa                                      Americas,      Africa,
                                                                                  Middle East    Middle East

 Ku-band.............  Middle East,     Europe,     New Zealand,    Argentina,  Europe, Africa, Europe, Asia,
                          Asia,      Central Asia,    Australia       Brazil       Americas,      Australia,
                        Australia     Middle East                                 Middle East      Africa,
                                                                                                 Middle East

 Ka-band.............  Middle East,       --             --            --             --            --
                          Asia,
                        Australia

 Launch date......... December 2002 October 1994  September 1997  February 1998   April 2002   1st Half 2005
                                                                                                    (est.)

 Manufacturer........   Lockheed   Space Systems/ Lockheed Martin   Lockheed   Lockheed Martin    Boeing
                         Martin         LORAL                        Martin                     Satellite
                                                                                                 Systems
 Number of
 transponders:(1)
   C-band............      --            42              61             36           49            56
   Ku-band...........      60            24              12              6           48            36
   Ka-band...........      12            --              --             --           --            --
                           --            --              --             --           --            --
     Total...........      60(3)         66(4)           73(4)          42           97            92(4)

 Maximum signal
 strength
 at receiving
 antenna
 (decibel-watts):(2)
   C-band............      --          26 to 36        29 to 36      36 to 37.2    38 to 40      38 to 43
   Ku-band...........   44 to 52      44.5 to 47       44 to 47       42 to 49     46 to 49      48 to 52
   Ka-band...........      --             --              --             --           --            --
 Power output
 (kilowatts):(5)
   At beginning
     of life.........     13.6           4.9             6.2            7.1          12.7       16.0 (est.)
   At end of orbital
     design life.....     12.0           4.0             4.8            5.4          10.7       13.8 (est.)

 Orbital design life,
 end(6).............. February 2015   August 2005   September 2007   March 2008   April 2014    12 years after
                                                                                               delivery in orbit
 Anticipated
 commercially
 operable
 end of life(7)...... Second Quarter  Third Quarter  Third Quarter     Second         Third        16 years
                           2019          2009            2015       Quarter 2016  Quarter 2015      after
                                                                                                  delivery in
                                                                                                  orbit (est.)


--------------------------
(1) Satellite transponders receive signals from uplink ground stations, then convert, amplify and transmit the signals to downlink ground stations. This table states the transponder capacity of our satellites in terms of the number of 36 MHz equivalents of capacity they can handle. Actual transponders range in size. For example, there are 36 MHz, 54 MHz, 72 MHz and 112 MHz transponders.

(2) Measures the transmission power of a transponder based on the strength of the signal received by a ground station antenna in decibel-watts. All other things equal, higher power levels improve the quality of a customer's service and can make it possible to transmit larger amounts of information and/or use smaller and less expensive ground station antennas.

(3) NSS-6 has 60 transponders, all of which operate in the Ku-band for downlink (satellite-to-customer) transmissions and can operate in the Ku-band for uplink (customer-to-satellite) transmissions. The satellite also contains 12 Ka-band uplink transponders, up to 10 of which can be activated at any given time. If activated, a Ka-band uplink operate in lieu of one Ku-band uplink.

(4) For technical reasons, we sometimes configure a satellite so that certain transponders are not operational. For example, in order to optimize NSS-5's overall performance we are operating it in a manner that effectively reduces the number of operational C-band transponders to 55 and we are operating NSS-703 in a manner that effectively reduces the number of operational C-band transponders to 38 and Ku-band transponders to 20. Similarly, we anticipate we will configure NSS-8 in a way that will yield only 88 operational transponders.

(5) Power available, as required under the terms of the satellite construction contract, is measured in kilowatts.

(6) The manufacturer determines a satellite's in-orbit design life. The manufacturer contractually commits that the satellite will be able to maintain its contractually specified performance throughout this period.

(7) We estimate anticipated commercially operable life (or maneuver life) based on a number of factors and we update these estimates periodically based on each satellite's actual in-orbit performance. The most important factor is the length of time during which a satellite's on-board propellant is projected to permit maneuvers to keep the satellite in geosynchronous orbit. Under appropriate circumstances we would also consider other factors, including remaining on-board redundant systems and expected performance of satellite components.


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

     We may further expand our global coverage, capacity and service offerings by deploying satellites into new orbital locations. There are a finite number of the kind of orbital locations used by our satellites, and most of them are either already in use or have been filed for under the relevant international processes. Our ability to access new orbital locations and launch new satellites is subject to various governmental approvals, coordination issues and other regulatory risks. See `Government Regulation'.

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

SATELLITE OPERATIONS AND RELATED FACILITIES

     We perform tracking, telemetry and control (TT&C) functions for all of our satellites from our satellite operations center located in The Hague.

     TT&C functions involve: (i) tracking our satellites and ensuring that they maintain the designated geostationary orbital position; (ii) receiving information about the operational status of our satellites via the transmission of data; and (iii) relaying operating instructions to our satellites, including regular maintenance activities and, in the event of component faults, diagnostic tests and initiation of redundant subsystems.

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

     In addition, we perform all of our payload management and carrier monitoring services with respect to all of our satellites from our own payload operations center located in The Hague. These functions include: (i) monitoring the appropriate frequencies and power settings for each signal being transmitted by the satellite in order to preclude interference with other customers or third parties; (ii) monitoring the quality of signals being transmitted by the satellite; and (iii) verifying that the customer traffic on our satellites is being transmitted in accordance with contractual obligations and our operating procedures. Most of the data provided to our payload operations center regarding the traffic carried over our satellites is collected by a network of carrier service monitoring sites that we own or lease worldwide, which measure the usage of the transponders and quality of service on our satellites.

     Our TT&C and payload management and carrier monitoring functions are supported by an auxiliary satellite operations center and auxiliary payload operations center located at a separate facility in Belgium. These centers are fully redundant, routinely tested and operate on a stand-by basis to provide an immediately usable emergency back-up to our primary operations centers at our headquarters.

NETWORK OPERATIONS FACILITIES

     We currently own and operate ground-based facilities in the United States and Australia. Our mediaport in the United States, which is located near Washington, D.C., provides uplink and downlink services to our NSS-7 and NSS-806 satellites. We also have installed equipment at this mediaport and leased fiber optic cable capacity that enables us to transmit signals between our satellites, on the one hand, and the U.S. Internet backbone, the public telephone network and private telecommunications networks used by businesses, on the other hand. We have two teleports in Australia, in Perth and Adelaide. Our Australian teleports can access NSS-5 and NSS-6 and provide a variety of satellite networking and Internet-related services over NSS-5 and NSS-6.

     We also enter into agreements with third parties to provide the teleport facilities and services which we require in locations around the globe where we do not have our own terrestrial facilities. In 2003, we concluded such an agreement with a teleport operator in Hong Kong and in early 2004 we concluded such an agreement with a teleport operator in Athens, thereby adding to the existing set of relationships that we have with teleport operators on the West Coast of the United States, in Europe, in the Middle East, and in Asia. We regularly evaluate opportunities to enter into agreements with teleport operators in strategic locations with facilities that can access our satellites and facilitate our customers' use of our services.

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

     o    loss of a satellite during launch;

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

     We currently intend to procure launch insurance for our future satellites in an amount approximately equal to the net book value of the construction, launch and launch insurance costs for each satellite during the period of coverage. We may obtain a re-launch guarantee from the launch service contractor, either in addition to obtaining launch insurance or in lieu of a portion of that insurance. We have not yet procured launch insurance for NSS-8. Consistent with industry practice and subject to market conditions, we customarily procure launch insurance 6 to 12 months prior to the satellite's planned launch date.

     IN-ORBIT INSURANCE

     Our in-orbit insurance policies cover claims that relate to events that take place after the expiration of the relevant launch insurance policy. This coverage includes the failure of a satellite to continue performing in accordance with design specifications. Our in-orbit policies include customary commercial satellite insurance exclusions and/or deductibles and material change limitations, including exclusions on coverage for damage arising from acts of war, lasers, and other similar potential risks and exclusions for certain health-related problems affecting our satellites that were known at the time the policy was written. Most of the exclusions in our existing policies affect individual units and systems whose loss in the event of a future anomaly would not materially affect our revenues or general financial condition. The low voltage bus converter on NSS-5 and the power subsystems on NSS-5 and NSS-806 are presently subject to exclusions; however, based on additional information that has recently been provided by the satellite manufacturer we are attempting to have the power subsystem exclusions removed. See Item 4 'Information on the Company -- Business Overview -- Our Satellites -- In-Orbit Satellites -- NSS-5' and Item 4 'Information on the Company -- Business Overview -- Our Satellites -- In-Orbit Satellites -- NSS-806'.

     We seek to obtain in-orbit insurance with respect to our satellites in an amount approximately equal to the unamortized construction, launch and insurance costs for each of them. We have obtained in-orbit insurance for all of our in-orbit satellites.

     The amount of in-orbit insurance in force with respect to each of our satellites will generally decrease over time, typically based on its declining book value. Typically, in-orbit insurance is renewed annually.

     As is common in the industry, we have not insured against business interruption, lost revenues, or delay of revenues in the event of a total or partial loss of the communications capacity or life of a satellite. In insuring against partial losses, we have not insured against all possible partial failures but, rather, only against partial failures that we anticipate would meaningfully affect the revenue-producing capability of the satellite in question.

EMPLOYEES

     At December 31, 2003, we had approximately 262 full-time employees. We believe that our relations with our employees are good.

     In early 2004, we began the process of establishing a "Works Council" in accordance with the Dutch Works Council Act (Wet op de Ondernemingsraden). A Works Council is a group of employees, elected by their peers, who liase with company management on certain business, employment and employee benefit matters. New Skies has formed an interim Works Council, which is made up of seven of our Netherlands-based employees, and has begun the process of forming a formal Works Council. We must seek the Works Council's advice or consent on certain business matters that affect the Company or its Netherlands-based employees and must consider the Works Council's views before concluding any such matters.

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

     We currently own and operate teleports in Bristow, Virginia, USA (the Washington Mediaport), Perth, Western Australia and Adelaide, South Australia.

     We lease office space, either directly or through a local operating subsidiary, for regional sales or liaison offices in North America (Washington
DC), Australia (Sydney), South America (Sao Paulo), and Asia (Singapore, Beijing and New Delhi).

     See also '--Satellite Operations and Related Facilities' and '--Network Operations Facilities'.

LEGAL PROCEEDINGS

     We are often engaged in proceedings before national telecommunications regulatory authorities. See '--Government Regulation'. In addition, we also may become involved from time to time in other legal proceedings arising in the normal course of our business. We do not believe that any of these proceedings, either individually or in the aggregate, is currently likely to have a material adverse effect on our business or our consolidated financial position.

COMPETITION

     We are one of four global satellite operators. We compete against other global, regional and national satellite operators and, to a lesser extent, with suppliers of ground-based communications capacity.

     The other three global satellite operators are Intelsat, PanAmSat and SES Global, all of which have substantially larger satellite fleets than New Skies. We also compete with a number of nationally or regionally focused satellite operators in each region of the world, such as Eutelsat, some of which are larger than us. Based on our analysis of market trends, we believe that the number of satellite operators may decrease slightly or remain broadly constant, with consolidation of the industry offsetting the emergence of any new operators. Several of our many competitors whose operations are principally regional may expand their operations through acquisitions and alliances in an effort to become global operators or may be acquired by another regional or global operator.

     Providers of ground-based services, in particular fiber optic cable operators, may provide an alternative to satellite capacity, principally on point-to-point long-distance routes, especially transoceanic routes. The growth in this capacity, particularly across the Atlantic and Pacific Oceans, and the reduction in prices of that capacity have led some services (between major city hubs, including most voice and data traffic and some video traffic) to migrate from satellite to fiber optic. However, satellites may remain competitive for signals that need to be transmitted beyond the main termination points of the fiber optic cables. Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective. Satellites also remain the medium of choice for broadcast and multicast (or point-to-multipoint) applications.

    SATELLITE OPERATORS

     Intelsat Ltd. Intelsat, Ltd. is the successor of the International Telecommunications Satellite Organization (INTELSAT), a former intergovernmental organization that was privatized in 2001. In 2003, Intelsat agreed to purchase the U.S. domestic satellite assets of Loral. This sale was concluded in March 2004. Intelsat, Ltd. operates 27 satellites, including those purchased from Loral.

     PanAmSat. PanAmSat is another company that we directly compete with in providing global satellite telecommunications services. PanAmSat currently has a fleet of 25 satellites in orbit, including 5 in-orbit backups. PanAmSat has a particularly strong presence in North and South America.

     SES Global. SES Global was created in 2001 through the merger of two regional operators, GE Americom and SES Astra. The company operates 28 satellites of its own and another 13 through joint ventures and partnerships. We do not compete against SES Global's core direct-to-home consumer video services in Europe or in cable distribution in the US.

     Eutelsat. Eutelsat S.A. is the privatized entity of a former intergovernmental satellite operator. Eutelsat's core business is the provision of video distribution services to the European market, although in recent years it has been expanding its operations to include new markets. Eutelsat operates 19 satellites of its own and another 3 through joint ventures and partnerships.

     Loral. Loral, which is also a principal manufacturer of satellites, provides satellite-based services through ownership interests in satellite operators and joint marketing arrangements under the umbrella of the "Loral Global Alliance". In 2003, Loral sold its U.S. domestic satellite assets to Intelsat.

     Regional and Domestic Providers. We compete against a number of additional entities, who operate regional satellite systems. These entities include, among others:

     o    Arabsat in the Middle East;

     o Europe*Star in Europe, Africa, the Middle East, and on trans-Atlantic routes;

     o    Measat, AsiaSat, Apstar and Shinawatra in Asia; and

     o    SatMex, Star One and Nahuelsat in Latin America.

     These entities are active in regions in which we provide facilities and services. A number of other countries have domestic satellite systems that we also compete against to some extent, although most of our business is international in scope.

     PROPOSED SATELLITE SYSTEMS

     Other companies have announced plans to operate regional or transoceanic satellite systems. The international satellite communications industry, however, imposes significant barriers to entry. The construction and launch of a satellite comparable to our newest satellites usually takes approximately two or more years and costs approximately $250 million to $300 million. In addition, there are a limited number of orbital positions and frequencies that can be coordinated for use through the International Telecommunication Union. The operation of an international satellite communications system also requires approvals from particular national telecommunications authorities. While the trend around the world has been to liberalize these regulatory requirements, at present obtaining the necessary authorizations involves significant time, expense and expertise.

     RESELLERS

     We also compete against service providers that offer business communications and other satellite-based services reselling satellite capacity provided by other operators. Certain service providers also use leased satellite capacity to provide limited services to broadcasters, primarily for ad hoc applications. We also compete in some ways with local post, telephone and telegraph agencies who provide local connection services over the "last mile" between transmissions from major service providers to end user customers.

     FIBER OPTIC CABLES

     The primary use of high-capacity ground-based networks, including in particular fiber optic cables, is carrying high-volume communications traffic from point to point. Satellite companies generally are able to address this market only in regions where fiber optic cables or other high-bandwidth ground-based networks have not been deployed. Based on current trends, we expect that in the future, transcontinental fiber optic cables will carry video signals and other video and audio applications that use formats compatible with the Internet, although recent business difficulties among fiber optic cable operators may affect fiber build-out plans. Fiber optic cables are not, however, well suited for point-to-multipoint broadcast applications, which we believe will increasingly develop with the introduction of Internet applications, such as multicasting, streaming and caching. Fiber optic cables are not readily usable for the transmission of ad hoc events occurring at locations that are remote from a fiber optic connection. Those sorts of events require the use of short-term satellite capacity and transportable uplink ground stations.

GOVERNMENT REGULATION

     The international communications environment is highly regulated. As an operator of a private international satellite system based in the Netherlands, we are subject to three basic types of regulation.

     First, we are subject to the regulatory authority of the government of The Netherlands, from which we receive the rights to use the orbital locations and radio frequencies used by our satellites.

     Second, we are subject to the national communications authorities of the countries in which we operate. In order to provide services to, from, or within a country, we must comply with that country's "market access" rules. This has required us, in some instances, to obtain governmental permissions to provide transponder capacity and other services to customers in those countries. We believe we have benefited from the pro-competitive trends informing national regulatory policies. Under the Agreement on Basic Telecommunications Services, for example, a number of countries that are members of the World Trade Organization committed to open their markets to satellite operators established in other member countries. Despite these trends, however, we will need to continue devoting considerable time and resources to our market access efforts, and will have to continue to comply with laws and regulations, including amended laws and regulations, in the countries in which we provide service.

     Finally, we are subject to regulations promulgated by the Internatioal Telecommunication Union, or ITU. There are a limited number of orbital locations in space from which one can operate the type of satellites that we operate. Rights to make use of these orbital locations, and the frequencies over which commercial satellites transmit, are regulated by the ITU.

     We have assembled a team of regulatory professionals devoted almost exclusively to market access issues. This team prioritizes its continuing efforts by the magnitude of business opportunities in each market. Our fleet provides services in the majority of the world's markets, and we believe that we have obtained all necessary authorizations, permits and licenses for the conduct of our business as a whole.

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

     Export License Requirements. U.S. companies and companies located in the United States must comply with U.S. export control laws in connection with their provision to us of certain products, data, software, documentation and services relating to our satellites and satellite-related terrestrial facilities. Since we are a non-U.S. company, the exporter must obtain from the United States government certain export licenses and other approvals, including new or amended licenses with respect to each new satellite we may procure in the future from the United States, and both we and the exporter must comply with the export laws and with the terms of all such licenses and other approvals.

        Other Governmental Authorities

     In many of the other countries that our satellites can serve, we are subject to national communications and/or broadcasting laws. While these laws vary from country to country and are subject to periodic revision, national telecommunications regulatory authorities outside of the Americas generally have not required us to obtain licenses or regulatory authorizations in order to provide transponder capacity to authorized entities.

     Many countries have liberalized their national communications market. Many countries allow authorized communications providers to own their own transmission facilities and purchase satellite capacity without restriction. In these environments, we may provide services through one or many authorized carriers or to customers further down the distribution chain.

     Other countries, however, have maintained strict monopoly regimes or have regulated the provision of services within their borders. In some cases, we must establish a local legal entity or representative through which to do business, and/or obtain specialized governmental licenses, concessions or permits. In other countries, we must operate pursuant to a bilateral or multilateral agreement permitting such operations. In other countries, some or all customers may be required to access our services through one or a small number of designated entities, which in some cases are government-owned. In order to provide services in these environments, we may need to negotiate an operating agreement with the designated entity(ies) that describes the types of services offered by each party, the contractual terms for service and each party's rates. Depending on the national regulatory requirements, these operating agreements may require that customers obtain all services, including both ground-based services and our satellite transmission services, through the monopoly authority alone at a pre-arranged markup, or may allow customers to own and operate their own ground-based facilities but require them to purchase our satellite transmission services through the designated entity at a rate reflecting the pre-arranged markup.

     Some countries are considering imposing fees on entities that use radio spectrum for wireless services, including satellite services. These fees could be imposed on either us or on our users. Depending on the size of the fees and the extent to which they are imposed equitably on all competing services, such fees could affect our profitability and, potentially, our competitive position vis-a-vis other services.

     Notwithstanding the wide variety of regulatory regimes existing in the countries where we currently provide service, we believe that we comply in all material respects with applicable laws and regulations governing the conduct of our business as a whole.

     INTERNATIONAL TELECOMMUNICATION UNION

     The ITU is responsible for overseeing the use by different countries of the limited number of orbital locations and radio spectrum available for use by commercial communications satellites. The ITU's rules set forth the processes that governments must follow to gain rights to use orbital locations and the obligations and restrictions that govern such use. These rules include, for example, a "first in time, first in right" system for allocating most orbital locations and time limits for placing orbital locations into use.

     In accordance with the ITU's rules, the Dutch government has rights to use certain orbital locations and frequencies. The Dutch government has authorized us to use several orbital locations and frequencies in addition to those used by our current satellites. Under the ITU's rules, we must begin using these orbital locations and frequencies within a fixed period of time, or we will lose our priority rights and the location and frequencies likely would become available for use by another satellite operator. For most of the orbital locations at which we have first-priority rights, the deadline for placing the orbital locations into use is December of 2005.

     The ITU's rules also govern the process used by satellite operators to coordinate their operations with other nearby satellites, so as to avoid harmful interference. Under current international practice, satellite systems are entitled to protection from harmful radio frequency interference from other satellite systems and other transmitters in the same frequency band only if the authorizing nation of the operator registers the orbital location, frequency and use of the satellite system on the ITU's Master International Frequency Register. Nations are required to register their proposed use of orbital positions with the Radiocommunications Bureau of the International Telecommunication Union. This ensures that there is an orderly process to accommodate each country's orbital positions needs. After a nation has advised the Radiocommunications Bureau that it desires to use a given frequency at a given orbital position, other nations notify that nation of any use or intended use that would conflict with the original proposal. These nations are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If the countries resolve all issues, the member governments are formally notified and the frequency use is registered. Following that notification, the registered satellite networks are entitled under international law to interference protection from subsequent or nonconforming uses. A nation is not entitled to invoke the protections in the ITU's rules against harmful interference if that nation decided to operate a satellite at the relevant orbital location without completing the coordination process.

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

     In the first quarter of 2004, we resolved with Intelsat a number of longstanding matters associated with the coordination of certain orbital locations in the Atlantic Ocean Region, the Indian Ocean Region, and over the Americas. The agreement will safeguard our planned operations in the Atlantic Ocean region and for our NSS-8 satellite, now under construction. Additionally, we agreed not to bring into use a satellite at 120.8(degree) W.L., an orbital location at which the Dutch government has first priority rights and had authorized us to use. In consideration for our agreements, Intelsat made us a one-time cash payment of $32 million, which we will recognize in the second quarter of 2004.




             ORGANIZATION STRUCTURE/LIST OF SIGNIFICANT SUBSIDIARIES

The significant subsidiaries of New Skies Satellites N.V. as of December 31, 2003 were:


NAME                                            LOCATION                            % OWNERSHIP
----------------------------------------------- ---------------------------------   -------------------
New Skies Networks, Inc.                        Delaware, U.S.A                            100%
New Skies Satellites, Inc.                      Delaware, U.S.A                            100%
New Skies Satellites Asset Holding, Inc.        Delaware, U.S.A                            100%
New Skies Networks Pty Ltd.                     New South Wales, Australia                 100%
New Skies Networks (UK) Ltd.                    London, United Kingdom                     100%
New Skies Satellites (UK) Ltd.                  London, United Kingdom                     100%
New Skies Satellites MAR B.V.                   The Hague, The Netherlands                 100%
New Skies Satellites Kazakhstan B.V.            The Hague, The Netherlands                 100%
New Skies Satellites Argentina B.V.             The Hague, The Netherlands                 100%
New Skies Satellites Singapore B.V.             The Hague, The Netherlands                 100%
New Skies Satellites India B.V.                 The Hague, The Netherlands                 100%
New Skies Satellites Brazil Ltda.               Sao Paulo, Brazil                          100%


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read together with Item 3 "Selected Consolidated Historical Financial Data" and our consolidated financial statements and the accompanying notes appearing elsewhere in this annual report. Our financial statements are prepared in accordance with U.S. GAAP.

OVERVIEW

     We are a global satellite telecommunications company that owns and operates five in-orbit satellites, and has one additional satellite under construction. We provide satellite-based transponder capacity for the transmission of video signals, data and telephone traffic, and Internet access services. We also offer ground-based services in conjunction with our satellite capacity in order to provide our customers with end-to-end communications services for certain applications.

     In 2003, New Skies achieved revenues of $214.9 million, a 7 percent increase over 2002; and earnings per share of $0.10, compared to a loss of $0.04 per share in 2002. Net loss for 2002 included the non-cash impact of a cumulative effect of change in accounting principle relating to goodwill; excluding that charge, per share net income in 2002 was $0.14. New Skies' revenues remained diversified on both a geographic and application basis, as depicted in Charts 1 and 2. Operationally, 2003 was the first full year of commercial operations for the NSS-7 satellite and for the NSS-5 satellite at its new orbital location serving the West Coast of the United States, Asia, and Australia. NSS-6 commenced operations in February 2003 at a previously unoccupied orbital location.

     The business climate over the course of the year was difficult, causing average new business prices to decline to $1.4 million in 2003 from $1.5 million in 2002. Our level of contracted backlog was $672 million as of December 31, 2003, compared to $706 million at the end of 2002. Through careful management of our discretionary costs, we held our operating expense increase to approximately 1 percent as compared with 2002, excluding the incremental costs arising from our newly launched satellites, NSS-7 and NSS-6, which were associated with in-orbit insurance ($2.5 million) and depreciation ($19.3 million).

     At the end of 2003, New Skies had the youngest global fleet in the communications satellite industry, based on the average number of years the satellites in each of the global fleets had been in service. With the launch of NSS-6 and NSS-7, we have nearly completed our committed capital expansion program. Our last remaining satellite under construction, NSS-8, is scheduled to enter into service in the first half of 2005. As of December 31, 2003, the Company had no debt outstanding.

     REVENUES

     In 2003 we had revenues of $214.9 million. We earn revenues by providing transponder capacity, or a combination of transponder capacity and terrestrial facilities and services, to customers to allow them to transmit and receive signals using our satellites. We currently provide transponder capacity on both fixed-term and occasional use bases. We recognize revenues on a straight-line basis over the period during which satellite services are provided.

     The chart below presents our estimate, based on our analysis of information provided by our customers, of the percentage of our total revenues in 2003 attributable to each of the three broad categories of content for which our customers used our services: video transmissions for broadcasting, cable, and other entertainment media; data and voice transmissions for government and corporate communications networks and international carriers; and the transmission of Internet content for Internet service providers and others.


                                     CHART 1
                     REVENUE DIVERSITY BY SERVICE TYPE 2003

                        VIDEO   DATA & VOICE     IP
                        -----   ------------    ----
                         37%        43%          20%


                   [ ] VIDEO   [ ] DATA & VOICE   [ ] IP


     As the chart shows, our revenues continued to be balanced across these three categories of demand. Data and voice transmissions represented our largest source of revenues in 2003, followed by video services. Internet access services and other transmissions using Internet formats accounted for the remainder of our revenues.

     Over the past several years, data and voice services have contributed a significant and growing portion of our revenues, increasing from 20 percent of total revenues in 2000 to 43 percent in 2003. Based upon input provided by our customers and market information, we believe this increase reflects, in large part, growing demand for commercial data and voice services by governmental entities. Information from customers, traffic patterns, and market data indicate that this was particularly true during 2003, and was in part - but not exclusively - a result of the conflict in the Middle East. We estimate that during 2003 we derived approximately one quarter of our revenues from services to customers where the ultimate end user was a governmental entity. This reflects our best estimate, as we do not typically sell services directly to a number of governmental entities that use large amounts of commercial communications satellite capacity, including the U.S. government, and our customers generally are not required to inform us about the ultimate end user of the capacity we provide to them. We believe that demand for data and voice services has also been driven over the past several years by increasing requirements for international long-distance and other voice services from newly authorized mobile telephone, local, and long distance service providers in countries undergoing telephony deregulation.

     Demand from government users and from new providers of long-distance services has helped to counter-balance the general trend toward the use of fiber optic networks for voice and certain data services. During 2004, we expect to see continued demand for our data and voice services, although unlike in the past two years we expect that the relative share of revenues attributable to these services will remain at current year levels, or will increase only slightly. Over the longer term, we expect that data services in particular will continue to represent a significant portion of our total revenues.

     Although the proportion of revenues we derived from video services has declined somewhat over the past year, from 41 percent in 2002 to 37 percent in 2003, this was primarily due to an increase in data and voice revenues rather than a meaningful decline in video services revenues. Year on year, video services revenues were in line with the prior year, at $80 million in 2003 and $81 million in 2002. Moreover, we are continuing to increase the total number of television channels carried on our satellites. According to an independent industry analysis, at the end of 2003 there were 258 video channels transmitted on New Skies satellites, of which only two were analog channels. This reflects an increase over the end of 2002, when there were 233 video channels transmitted on our satellites, of which seven were analog channels. Moreover, our video business is expanding geographically. For example, based on the same industry analysis, at the end of 2003 there were 30 channels of video programming carried on NSS-6, which only entered commercial service in February 2003.

     REVENUE DRIVERS

     The primary drivers of revenues in the satellite communications industry are the supply of suitable capacity - i.e., capacity that is capable of providing the desired communications links between two or more different points
- and the level of demand for that capacity. The interaction between supply and demand drives the prices that we are able to charge for our capacity. Pricing and our success in capturing demand, in turn, drives our revenues.

        Supply

     The supply of suitable capacity is driven by two principal factors:

     o the availability of unused existing satellite capacity and the launch of new satellites serving the relevant region; and

     o the availability of capacity offered by ground-based competitors that is suitable for serving a given communications requirement.

                 Supply - satellite services

     Generally, both we and our competitors build and launch new satellites to replace existing satellites and to provide new geographic or frequency coverage. Because the entry into service of any new satellite can add a significant amount of capacity, the increase in supply can outstrip demand for some period following launch. We try to mitigate this risk by working to sell the capacity of a new satellite to customers before it is launched and by procuring new satellites only when we have a sound business case for the satellite, which makes reasonable predictions about the speed with which we will be able to sell capacity on that satellite. More generally, we try to mitigate the risk of over-supply of satellite capacity by designing our new satellites with better performance characteristics and greater flexibility than other satellites, including the technical ability to allocate available capacity to different markets in a dynamic manner as demand patterns shift over time. In addition, to the extent possible, we endeavor to focus our new capacity on regions and communications routes with high demand.

     We also try to mitigate the risk of oversupply of satellite capacity by enhancing the attractiveness of our satellites to potential customers in other ways, such as through the creation of a 'neighborhood'. For several types of services transmitted via satellite, including for example video distribution, occasional use video services, and business news services, if a satellite carries content that is in high demand, then an increasing number of ground-based receiving antennas will be dedicated to that particular satellite to receive the popular signals. If a number of receiving antennas are installed to receive the signal from the satellite, then the satellite has created a `neighborhood' that is desirable to other entities transmitting similar content, because a large number of their potential customers already have antennas dedicated to that satellite. Accordingly, the remaining available capacity on the satellite that can serve the neighborhood becomes more desirable to the satellite operator's customers and prospective customers. Similarly, the availability of commercial facilities that are capable of transmitting to and from a given satellite make it easier for customers to use that satellite as part of an end-to-end communications network, making the satellite's capacity comparatively more desirable.

     Over the past few years, commercial satellite operators have tended to slow or halt their expansion plans in the face of a relatively weak market and excess satellite capacity in many regional and trans-regional markets. However, because satellites take roughly three years to procure, build and launch, we are continuing to see new satellites being launched, including into regions with sufficient or excess supply. During 2003, approximately nine satellites were launched that could reasonably be expected to compete, at varying levels, with one or more of our own satellites. This number is in line with the number of such satellites launched during 2002, and down significantly from the approximately 16 satellites per year that were launched, on average, in the late-1990s which competed directly with New Skies' satellites. We anticipate, on the basis of publicly available information, that approximately ten satellites that will compete with one or more of our satellites will be launched by our competitors in 2004. Certain of these satellites are replacement satellites, although they may have incremental capacity. For example, approximately one-half of the competitive satellites launched in 2003 were replacement satellites. The introduction of new capacity, particularly in the current economic environment and in light of existing capacity that remains available on some pre-existing satellites, could place downward pressure on pricing and/or result in a slower uptake on the capacity we are offering.

     As operators complete the procurements they initiated before the current economic downturn, we expect to enter a period with relatively few new satellite launches, other than replacement satellites. For example, publicly available information indicates that approximately nine orders for commercial satellites that are likely to compete with one or more of our satellites were placed in 2003, though approximately 90 percent of these are replacement satellites.

                 Supply - ground-based services

     As previously mentioned, the second source of supply comes from certain types of ground-based networks, most notably fiber optic networks. Where these networks exist, and when new networks are brought into service, they typically are able to provide large amounts of bandwidth at very low rates. Capacity on these ground-based networks and capacity on a satellite system, however, are not perfect substitutes. The ability to provide desirable communications links between different points (for example, between various corporate offices or between a video programmer's production facility and cable operators' local networks) is driven by the design of a satellite- or ground-based network. Capacity can be used for transmissions only along the particular communications routes or in the areas that the capacity connects. We call the ability to provide transmission capacity between different places 'connectivity', and the desirability of a given connectivity drives the value of that particular capacity. The connectivities of a satellite network are determined principally by the geographic coverage of the satellites and the frequencies in which they transmit signals. The connectivities of a fiber optic network are determined principally by the geographic route along which the network travels, such as a cable between New York and London. A wired ground-based network can only transmit a signal along the route that it physically travels, which we call 'point-to-point' connectivity. A satellite network has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, 'blanket' an entire coverage area with their signal, which we call 'point-to-multipoint' or 'broadcast' connectivity.

     We try to avoid competing with ground-based services by focusing on services (particularly point-to-multipoint or broadcast services) where satellites have a competitive advantage and on regions where such ground-based services are not available. In addition, we seek to provide services to customers who desire a combination of ground-based and satellite services, for redundancy or other reasons.

        Demand

     Demand is principally driven by economic conditions, both generally and within a particular geographic area or product/service market. Economic growth fuels new demand for capacity as society seeks increasing access to news, entertainment and other forms of media rich content. For example, in healthy economic environments people may purchase more televisions or personal computers. Increased television viewership raises demand for additional video content provided by television broadcasters, who then need to purchase more capacity to transmit their increased programming. Increased personal computer use may increase demand for Internet services provided by local Internet service providers, which similarly then need to purchase more capacity to transmit their data packets. Demand for other applications, such as data and telephony services or the establishment of private telecommunications networks used by businesses, also is driven by general economic conditions, both globally and in specific regions. Economic conditions can also affect the pace of innovation and the rate at which new products and services are introduced. New products and services can affect demand for satellite capacity in a variety of ways, for example by making an existing service available at a lower price (which may stimulate demand for the service), by creating demand for a new service, or by making it possible to provide an existing service with less satellite capacity.

     Another key driver of demand for capacity is regulatory access to new and existing markets. Over time, many (although not all) regulators are easing the restrictions that historically had denied or limited the ability of non-domestic satellite operators to provide services in a market. In addition, many regulators are liberalizing their internal markets, for example by allowing new fixed or mobile telephone companies or Internet service providers to compete, by deregulating price controls that affect these services, or by allowing companies to provide new types of services, such as direct-to-home television. As communications markets are liberalized, competition generally increases, with two consequences. First, the new competitors desire capacity upon which to establish their new networks and provide their services. Second, competition tends to place downward pressure on end-user prices; as prices decline, a larger number of customers in the newly liberalized markets are able to afford communications services. Declining prices and increased competition, moreover, may encourage consumers to demand improved access to and a broader selection of telecommunications and video services. Governments may also affect demand in other ways, for example by requiring service providers to incorporate new technologies (such as high-definition television, which requires more satellite capacity to transmit than traditional television) into their service offerings. In addition, both governments and industry can promote the development of technological standards, which allow for the mass production of content and equipment and, thereby, promote the broader availability of such content and equipment at lower prices.

     Demand also can be driven by events of a shorter-term nature, such as major sporting events (for example, the Olympics or World Cup) or events of a newsworthy nature such as the conflict in the Middle East.

     The continuation of past trends for growth, such as the growth of the Internet and video programming offerings, are uncertain. Most, if not all, industry experts expect that over the medium term total worldwide demand for satellite capacity will grow.

     Demand for video services is growing in certain regions, including parts of Asia, Africa, and on the Indian subcontinent. These areas generally are underserved with video content relative to developed video markets, such as those in Europe, North America and Latin America. As economic conditions improve and governments deregulate their markets in these regions, we anticipate that demand for video services may likely increase. Our ability to capture this demand will depend on the customers' technical requirements, whether one of our satellites covers the geographic service region, the relative attractiveness of our pricing, and other competitive considerations. In some markets, regulatory restrictions on market access by foreign satellite operators may also play a role. Moreover, there are a limited number of opportunities to secure business from providers of pay television services, since generally any market can sustain only one or two such services and each service tends to be carried in its entirety over a single satellite system. Demand for satellite capacity to transmit video signals will also be increased as new high definition television
(HDTV) services are introduced, since it takes a greater amount of satellite capacity to transmit an HDTV service than a traditional television service.

     As we discussed above, demand for data and voice services has been growing over the past several years. The extent to which this trend continues in the future will be influenced by several factors, including the extent to which the U.S. and other governments rely on commercial satellite systems to satisfy their communications needs, the extent to which new terrestrial networks are deployed, the success of new telephone service providers, and the extent to which businesses expand their use of corporate data networks.

     We continue to see demand for Internet services, although at declining prices as discussed below. Over the longer term, two-way direct-to-end user broadband services may constitute a new source of demand for Internet services, but we do not expect these services to increase demand meaningfully in the near term.

        Pricing

     Various market forces, which can differ by region, affect pricing of transponder capacity. We sell our available capacity at prevailing market prices, which vary with the connectivity and neighborhood, the amount of capacity required, the type of service, the technical characteristics of the capacity we are offering, the duration of the service under contract, and the supply of comparable capacity. In general, we price contracts of shorter duration and for less capacity on a higher cost-per-unit capacity basis than contracts of longer duration and for more capacity.

     Pricing determines the extent to which increased total demand translates into industry-wide revenue growth. Similarly, pricing and New Skies' success in capturing future demand determines the extent to which increased total demand translates into revenue growth for New Skies. For example, although we continue to see demand for Internet services, we expect that total revenues derived from these services will fall in the near term. Prices for the types of Internet services we provided have declined significantly over the past several years and are continuing to fall, due to the continued expansion of ground-based networks as well as competition from other satellite operators. As a result, total revenues from Internet services have declined, despite continued demand.

        Effects of Revenue Drivers on New Skies

     Over the past two years, New Skies has upgraded its satellite fleet in order to replace two satellites which had reached the end of their lives, and to better enable the company to compete to capture present and future demand. New Skies was created in 1998 and, at that time received five operational satellites from INTELSAT, New Skies' predecessor. From 1998 to 2002, our growth resulted from our ability to sell the unused capacity on these satellites. During 2002, we expanded our fleet by launching two new satellites and re-deploying a third. NSS-7 was launched in April 2002 and entered commercial service in August of that year. Following the successful transition of traffic from NSS-5 to NSS-7, NSS-5 was relocated to the Pacific Ocean region in December 2002. Our newest satellite, NSS-6, was launched in December 2002 and entered service in February 2003.

     Our results during 2003, in particular our revenue growth of 7 percent, reflected the addition of this new capacity. Together, these new satellites gave us approximately 67 percent more capacity available for sale. We believe that our new satellites are commercially attractive, given their relatively high power levels (all other things equal, higher power levels improve the quality of a customer's service and can make it possible to transmit larger amounts of information and/or use smaller sized ground antennas), good connectivities (as discussed above, 'connectivity' is the ability to provide transmission capacity between different locations; 'good connectivities' are those that make it possible to connect locations between or among which customers wish to communicate), and flexibility that will allow us to allocate and reallocate capacity over time to areas in which demand exists. As NSS-5 and NSS-6 have been in commercial service in their current orbital locations for only approximately one year, and as these satellites were placed into orbital locations that had not previously had a comparable satellite in operation, their fill rates remain low relative to the rest of the fleet. We anticipate that over time we will be able to increase the utilization rate of these two satellites.

     At present we have plans to launch one additional satellite, NSS-8, which we anticipate will enter service during the first half of 2005. It will be used to replace our existing NSS-703 satellite in the Indian Ocean region, giving us both a newer, more powerful satellite in that region and incremental capacity that we can use to satisfy future growth. NSS-703 will then be relocated to a different orbital location. Together, our existing fleet, NSS-8, and the relocated NSS-703 will provide us with incremental capacity from which we can achieve revenue growth going forward.

     Our growth also relies in part on our ability to sell bundled services. These services involve combining our transponder capacity with ground-based services, such as the transmission of signals from earth to a satellite and providing ground-based connections to the Internet. We believe that our ability to provide these services has allowed us to address a broader marketplace by supplying services to customers further down the signal distribution chain. We further believe, based on our experience with providing these services, that this provides us with an opportunity to capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone. We provide bundled services using both our own facilities as well as third-party facilities; these facilities are commonly referred to as 'teleports'. In 2003, we augmented our already comprehensive network of partner teleports by entering into an agreement with Hong Kong based REACH, Asia's largest international telecommunications carrier and teleport owner.

     We continue to market and sell multi-year contracts in order to provide greater stability and certainty regarding our revenues going forward. During 2003, we were reasonably successful in replenishing our customers' contractual service commitments, or backlog, and closed the year with $672 million in committed future service obligations. (See '- Backlog'). Although this was down approximately 5 percent from the end of 2002, the downward trend in backlog was common throughout the satellite sector. The decline in total backlog was due in part to both shorter average new contract durations and lower average new business pricing.

     The average duration of the new agreements we signed in 2003 was two years, in line with the average duration of all of our customer agreements. Average contract durations typically vary by service type. Among the market segments that we serve, video and some data and voice customers tend to enter into multi-year contracts, while many data and voice customers, and most Internet customers, tend to prefer shorter-term contracts. Prior to 1999, the majority of our contracts were for video transmission, generally had an average duration of five years, and were for capacities of 18 MHz or greater. (Satellite contracts often specify the number of megahertz, or `MHz', the customer may use. MHz are a measure of bandwidth - the larger the number of MHz, the larger the bandwidth and the more traffic the customer will be able to transmit, all other things equal.) Since 1999, we have increased the number of contracts for the transmission of data and voice services, including government services, and Internet-related content. We therefore have seen a decline in contract durations and in the amount of capacity provided under each contract.

     For new contracts concluded during 2003, our average rates per transponder per year (expressed in 36 MHz units) was $1.4 million, as compared to $1.5 million in 2002, which reflected the challenging market for satellite services during 2003.

     We anticipate that 2004, like 2003, will be a challenging year for the satellite communications industry, characterized by overcapacity in many markets, relatively soft demand, and robust competition. We expect that these forces may continue to apply downward pressure on new business rates in many regional and product markets.

     We derive our revenues from customers spread around the globe. The chart below shows the geographic source of 2003 revenues, by billing address of customers. Generally, the region within which a customer purchases services provides a reasonably good proxy for the location where the services are used. That said, some of our customers may purchase capacity to provide services outside of their home country and, as a result, this distribution may not reflect actual traffic flow on our satellites.

                                     CHART 2
                   REVENUE DIVERSITY BY GEOGRAPHIC REGION 2003



     NORTH                INDIA, MIDDLE EAST      LATIN       ASIA
    AMERICA     EUROPE         & AFRICA          AMERICA     PACIFIC
    -------     ------    ------------------     -------     -------
      36%         22%             21%              13%          8%


     Based on our analysis of market trends, we believe that during 2004 we will continue to see revenue contributions from all regions at levels generally consistent with those we saw during 2002 and 2003.

     EXPENSES

     Our ongoing operating expenses include our cost of operations, selling, general and administrative expenses and depreciation. Our cost of operations includes costs associated with:

     o tracking, telemetry, control and payload management operations for our satellites (which involve monitoring spacecraft signals for any anomalous data; sending routine commands to control spacecraft operations; performing regular ranging measurements on each satellite and resolving spacecraft orbits; performing periodic maneuvers and other spacecraft operations; responding to anomalies as and when they arise; and monitoring the signals transmitted over our satellites for quality, troubleshooting, and other purposes);

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

     o    travel, office and occupancy costs; and

     o    other related expenses.

     Depreciation includes the costs associated with the depreciation of communication, plant and other property, principally our satellites.

     We fully monitor and operate all of our satellites, including our newest satellites, NSS-6 and NSS-7, using our own tracking, telemetry and control facilities. We expect to perform these services for NSS-8 once it has been delivered to us in-orbit.

     As discussed in the previous section, we believe that by providing bundled services we can capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone. Additionally, offering bundled services allows us to seek new customers and gain access to developing markets. In order to provide bundled services, however, we incur the costs of operating our owned teleports and generally must incur additional third-party ground infrastructure costs. To a significant extent, however, the third-party costs are incurred in connection with services purchased by customers and can be scaled to reflect actual sales success.

     We believe that we have achieved a critical mass with respect to our operations and staff, with the result that we do not anticipate significant increases in these expenses in the near term except for the full-year effects of insurance on our new satellites, the impact of any adverse change in the insurance markets on premiums paid for in-orbit insurance for our existing fleet, and additional third-party costs we incur to provide incremental bundled services to our customers, as mentioned above. To the extent that our operations and sales infrastructure is in place, we consider this aspect of our business to represent a largely fixed cost.

     Depreciation is our single largest expense. Because we depreciate our satellites on a straight-line basis over their anticipated useful lives, depreciation expense is generally constant from year to year unless we launch a satellite or a satellite reaches the end of its depreciable life. Depreciation of a satellite starts when it enters commercial service, which begins upon successful completion of in-orbit testing. NSS-6 entered commercial service in February 2003, and NSS-7 entered commercial service in May 2002, although it did not carry any new service until August 2002, following the successful transition of traffic from the NSS-5 and NSS-K satellites. Consequently, depreciation expense increased $19.3 million in 2003 as a result of the partial year effect of NSS-6 depreciation and the full-year effect of NSS-7 depreciation.

     We are constructing one additional satellite, NSS-8, which we anticipate will enter service during the first half of 2005. This new satellite involves significant capital expenditures and will further increase depreciation charges once it is placed into service. As we add new satellites to our fleet, we will also incur additional costs for launch insurance and in-orbit insurance.

BACKLOG

     We provide customers with satellite transponder capacity for contract periods varying from less than one year to 15 years. At December 31, 2003, we had a contractual backlog for future services of approximately $672 million. Of this amount, which we do not recognize as revenue until we actually perform the services, approximately $622 million, or 93 percent, relates to obligations provided under noncancelable agreements. The remaining backlog relates to preemptible capacity contracts that have cancellation options, subject to the payment of early termination penalties by the customers. We cannot rule out the possibility we could face contract terminations arising in the normal course of business or as a result of other market forces.

     As of December 31, 2003, the average remaining duration of our contracted backlog, based on a simple average of our order book, was approximately two years. On a dollar weighted average basis, the average remaining duration of our contracts was approximately seven years.

RESULTS OF OPERATIONS

     Table 1 shows, for the periods indicated, certain items in the consolidated statements of operations, as a percentage of revenues.

                 -----------------------------------------------
                 -----------------------------------------------

                                     TABLE 1
            STATEMENT OF OPERATIONS DATA AS A PERCENTAGE OF REVENUES

                                                           YEARS ENDED DECEMBER 31,
                                                   2003              2002              2001
                                                   ----              ----              ----
STATEMENT OF OPERATIONS DATA:
Revenues.......................................    100%              100%              100%
Operating expenses:
  Cost of operations...........................     25                25                25
  Selling, general and administrative..........     20                20                18
  Depreciation and amortization................     46                40                36
Total operating expenses.......................     91                85                79
Operating income...............................      9                15                21
Income before cumulative effect of change in
   accounting principle........................      6                 9                16
Cumulative effect of change in accounting
   principle...................................      -               (11)                -
Net income (loss)..............................      6                (2)               16

                 -----------------------------------------------
                 -----------------------------------------------

     YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     REVENUES. Our revenues for 2003 were $214.9 million, an increase of $14.4 million, or 7 percent, from $200.5 million for 2002. The increase for the year is principally the result of sales of additional capacity on the NSS-7 satellite, following the successful transition of service from the NSS-5 and NSS-K satellites in August 2002, and on the NSS-6 satellite, which became operational in February 2003. Our 2003 revenues also increased in part as a result of the rise in demand for satellite services driven by the Middle East conflict.

     Our satellite fleet fill rate, defined as the number of our revenue-generating transponders (expressed in 36 MHz units) divided by our fleet-wide station-kept transponder capacity available for service (expressed in 36 MHz units), was 48 percent at December 31, 2003 as compared to 67 percent at December 31, 2002. As the revenue growth in 2003 was primarily related to the sale of incremental capacity on our new satellites, the decrease in fill rates merely reflected the addition of the new capacity on NSS-7 and NSS-6. The average rate per transponder for contracts concluded in 2003 declined from $1.5 million in 2002 to $1.4 million in 2003 reflecting difficult market conditions as well as incentives given to customers to commence services on NSS-7 and NSS-6.

     COST OF OPERATIONS. Our cost of operations increased $2.5 million, or 5 percent, to $53.2 million for 2003 compared to $50.7 million for 2002, and as a percentage of revenues, remained unchanged at 25 percent. In absolute terms, the net increase in our cost of operations reflects the increase in in-orbit insurance premiums of $3.1 million, of which $2.5 million was due to the addition of NSS-6 and NSS-7 to the insurable asset base and $0.6 million from higher insurance rates. This increase was offset in part by our success in managing our discretionary costs and by the reductions in our tracking, telemetry, control and payload management operations costs following the decommissioning of NSS-K in 2002 and NSS-513 in 2003.

     SELLING, GENERAL AND ADMINISTRATIVE. Our selling, general and administrative expenses increased by $2.6 million, or 7 percent, to $42.1 million in 2003 from $39.5 million for 2002, and as a percentage of revenues, remained unchanged at 20 percent. This net increase resulted from incremental costs arising from 2003 stock-based compensation awards and other staff costs, including staff merit increases. In 2003, stock-based compensation increased from $1.0 million in 2002 to $2.2 million in 2003. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 in 2003, which requires the recording of the fair value for all stock-based awards applying the prospective method as prescribed under SFAS No. 148. Other non-personnel expenses, primarily those of a discretionary nature, were held at or below 2002 levels.

     DEPRECIATION. Our depreciation expense increased $19.3 million, or 24 percent, to $99.9 million for

2003 from $80.6 million for 2002. This increase was due to the commencement of service of NSS-6 in February 2003 along with the full year effect of NSS-7, which entered commercial service in August 2002.

     INTEREST EXPENSE AND OTHER, NET. Net interest expense for 2003 was $1.2 million, an increase of $0.7 million, compared to $0.5 million for 2002. The increase primarily arose from lower interest income in 2003, stemming both from lower cash balances and lower interest rates. (See '- Liquidity').

     INCOME TAX EXPENSE. Our income tax expense decreased $3.8 million, or 37 percent, to $6.7 million for 2003, from $10.5 million in 2002. The decrease was due primarily to the decrease in our pre-tax income.

     YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     REVENUES. Our revenues for 2002 were $200.5 million, a decrease of $8.5 million, or 4 percent, from $209.0 million for 2001. The decrease for the year is principally the result of the prevailing difficult market conditions, as well as the unavailability of some of our capacity for service during the transition of traffic from the NSS-K and NSS-5 satellites to NSS-7, which occurred between May and August 2002, and the subsequent migration of NSS-5 to the Pacific Ocean region, completed in December 2002.

     Our station-kept satellite fleet fill rate for satellites available for service at December 31, 2002 was 67 percent as compared to 65 percent at December 31, 2001. The average rate per transponder for contracts concluded in 2002 was approximately $1.5 million per year, down $0.2 million as compared to 2001, reflecting difficult market conditions as well as incentives given to customers to commence services on NSS-7.

     COST OF OPERATIONS. Our cost of operations decreased $0.8 million, or 2 percent, to $50.7 million for 2002 compared to $51.5 million for 2001. As a percentage of revenues, our cost of operations remained unchanged at 25 percent. The net decrease in our cost of operations reflects the effect of bringing our tracking, telemetry, control and payload management operations in-house, resulting in savings of $3.8 million, and our success in managing our discretionary costs. These savings were offset in part by increased costs of $2.5 million for the year related to the further development of our bundled service offerings and $0.5 million in other discretionary costs.

     SELLING, GENERAL AND ADMINISTRATIVE. Our selling, general and administrative expenses increased by $0.8 million, or 2 percent, to $39.5 million in 2002 from $38.7 million for 2001. This slight net increase resulted primarily from an increase in staff costs of $1.2 million following the expansion of the sales and marketing staff and related activities that we undertook in order better to exploit the capacity on our new satellites primarily offset by savings of $0.4 million arising from careful management of our discretionary costs.

     DEPRECIATION AND AMORTIZATION. Our depreciation and amortization expense increased $5.3 million, or 7 percent, to $80.6 million for 2002 from $75.3 million for 2001. This increase was primarily due to $7.8 million of depreciation on the NSS-7 following its placement into service in May 2002, net of elimination of goodwill amortization of $2.8 million in 2001.

     Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, and in accordance with the standard stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141, Business Combinations.

     INTEREST EXPENSE (INCOME) AND OTHER, NET. Net interest expense for 2002 was $0.5 million, a decrease of $9.5 million, compared to net interest income of $9.0 million for 2001. The decrease primarily arose from lower interest income in 2002, as we fully utilized the remaining funds raised through our initial public offering to fund the ongoing construction of our new satellites, NSS-7, NSS-6 and NSS-8. (See '-- Liquidity').

     INCOME TAX EXPENSE. Our income tax expense decreased $8.9 million, or 46 percent, to $10.5 million for 2002, from $19.4 million in 2001. The decrease was due primarily to the decrease in our pre-tax income.

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

     Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited in March 2000. As a result of this impairment test, which now requires the primary evaluation to be performed on a discounted cash flow basis, we recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle.

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity requirements arise principally from the need to:

     o fund capital expenditures for the construction and launch of new satellites;

     o    fund working capital requirements;

     o    expand our business organically; and

     o    finance any acquisitions we may make.

     LIQUIDITY

     As of December 31, 2003, our principal sources of funds were cash flows from operating activities and amounts available under an unsecured revolving credit facility. Borrowings outstanding at each of the three years ended December 31, 2003 have not exceeded $10 million. At December 31, 2003, no amounts were drawn down on our credit facility, with $200 million available.

     Net cash provided by operating activities totaled $109.2 million in 2003, $112.0 million in 2002 and $130.7 million in 2001. We had cash and cash equivalents of approximately $23.3 million as of December 31, 2003.

     We intend to use our credit facility for capital expenditures, acquisitions and general corporate purposes. The original amount under this facility was $300 million. Consistent with the terms of the facility, this amount was reduced to $200 million on December 31, 2003 and will be further reduced to $100 million on June 30, 2004. The facility must be repaid in full by December 31, 2004. The interest rate on borrowings will vary with LIBOR (for U.S. dollar-based borrowings) or EURIBOR (for Euro-based borrowings) and the applicable margin, which will vary with the amount of our indebtedness as a proportion of our earnings before interest, taxes, depreciation and amortization. The facility also contains customary events of default and financial covenants that relate to our business and other restrictions that affect us.

     In November 2002, we launched a share buyback initiative as a way to provide additional liquidity to our shareholders. By the end of the third quarter 2003, a total of 13,057,024 shares had been repurchased under the program at a total cost of $54.0 million. All acquired shares held at November 2003 were cancelled in the same period. In addition, in February 2004, we announced our decision to proceed with a second share repurchase program of up to 10 percent of our currently outstanding shares, or 11.8 million shares.

     In May 2004, at our Annual General Meeting of Shareholders, shareholders approved a cash dividend for 2003 of $0.04 per ordinary share.

     As our business is generally not seasonal, we have little need for short-term borrowings to finance normal operations.

     Our cost of satellite construction includes an element of deferred consideration to the satellite manufacturers called 'satellite performance incentives'. We are contractually obligated to make these payments, representing up to 8 percent of the historical cost of our existing satellites, over the minimum, contractually obligated, orbital design lives of the satellites so long as those satellites continue to meet contractual specifications. We capitalize the present value of these payments as part of the cost of constructing these satellites and record a corresponding liability to the satellite manufacturers. This obligation is then reduced as the satellite performance incentive payments are made.

     We believe that our cash flows from operations, our cash and cash equivalents and funds available under our credit facility will provide us with sufficient liquidity to meet our currently anticipated future financial obligations, committed capital expenditures, dividends for shareholders, share repurchases and other needs through the end of 2004. Nevertheless, we plan to carefully evaluate opportunities to expand our operations. If capital investments exceed expected levels, we may seek additional financing.

     The amount and frequency of any future dividends to be proposed by the company, subject to approval by the shareholders, will depend on the earnings and financial condition of the Company at such time, and no assurance can be given that dividends will be declared or paid in the future.

CAPITAL EXPENDITURES AND INVESTMENTS

     Cash used in investing activities, primarily representing capital expenditures for satellite construction, launch contracts, launch insurance and other property, was mainly funded using cash flow from operations and, to the extent necessary, borrowings under our credit facility. Net payments for investing activities totaled $43.5 million in 2003, $231.4 million in 2002 and $222.7 million in 2001. We signed contracts with Lockheed Martin for the NSS-7 satellite in 1999 and the NSS-6 satellite in 2000, which were launched in April and December of 2002, respectively. We also signed a contract for a third satellite, NSS-8, with Boeing Satellite Systems in March 2001. In January 2003, we amended that contract, reconfiguring the satellite for deployment in an established orbital location in the Indian Ocean region. We anticipate that NSS-8 will enter commercial service in the first half of 2005.

     The launches of NSS-7 and NSS-6 mark the near completion of our currently committed capital investment program. Following the launch of our NSS-8 satellite, we anticipate a significant period of time without further large capital expenditures.

     We currently anticipate that our capital expenditures for 2004 will be approximately $50 to $70 million, to be financed from operating cash flow. We expect that these expenditures will consist primarily of:

     o    construction and launch contract for NSS-8;

     o    payments made to acquire and upgrade ground station facilities; and

     o    costs associated with the expansion of our operations.

     As part of our operational and strategic plan, we plan to launch replacement satellites when existing satellites near the end of their commercial lives. We will also explore the possibility of adding additional satellites to our fleet and will evaluate strategic opportunities such as joint ventures and acquisitions. We regularly study the demand for satellite services in various regions and for different applications in order to keep abreast of opportunities. While we are committed to a long-term strategy of enhancing our satellite fleet, we will enter into procurement contracts for new satellites only where we have a demonstrated need for the additional capacity and a sound business case for the particular satellite.

     Table 2 below summarizes our contractual obligations and commercial commitments as of December

31, 2003.

                 -----------------------------------------------
                 -----------------------------------------------

                                     TABLE 2
                             CONTRACTUAL OBLIGATIONS

                                              --------------------------------------------------------------------------
                                                                       PAYMENTS DUE BY PERIOD
 (in thousands of U.S. dollars)
                                              --------------------------------------------------------------------------
                                                  TOTAL       LESS THAN 1     1-3 YEARS      4-5 YEARS    AFTER 5 YEARS
                                                                 YEAR
                                              --------------------------------------------------------------------------
SHORT-TERM DEBT                                $       -       $      -       $      -       $      -       $      -

LONG-TERM DEBT                                         -              -              -              -              -

CAPITAL LEASE OBLIGATIONS                              -              -              -              -              -

OPERATING LEASES                                   3,965            822          1,231          1,014            898

UNCONDITIONAL PURCHASE OBLIGATIONS (1)            27,910         18,950          5,945          2,072            943

CONDITIONAL PURCHASE OBLIGATIONS (2)              46,779         35,425         11,354              -              -

CONDITIONAL PAYMENT OBLIGATIONS (3)               48,156          6,429         10,997          9,112         21,618

CONTINGENT CONDITIONAL PAYMENT
   OBLIGATIONS (4)                                18,067          1,130          3,011          3,011         10,915
                                              --------------------------------------------------------------------------
TOTAL                                          $ 144,877       $ 62,756       $ 32,538        $15,209        $34,374
                                              ==========================================================================

     (1) Unconditional purchase obligations reflect agreements for the procurement of in-orbit insurance, fiber and teleport services.

     (2) Conditional purchase obligations represent remaining milestone payments for the procurement and launch of NSS-8 satellite, excluding in-orbit incentives, which are contingent on the satisfactory performance of the spacecraft and are paid over the lifetime of the satellite.

     (3) Conditional payment obligations reflect the in-orbit performance incentives of our in-orbit satellite fleet and are paid over the lifetime of the respective satellite.

     (4) Contingent conditional payment obligations reflect the in-orbit incentives of our NSS-8 satellite, currently under construction. The payment obligation is contingently payable on the satisfactory performance of the spacecraft and is paid over its lifetime.

                 -----------------------------------------------
                 -----------------------------------------------

MARKET RISKS

     We manage our exposure to market risks through internally established policies and procedures. We did not use derivative financial instruments in 2003, 2002 and 2001. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any off-balance sheet arrangements as defined under U.S. Securities and Exchange Commission rules.

TAXATION

     We are in discussions with the Dutch tax authorities to determine the tax basis of the assets contributed to us by our predecessor. While we have not agreed to the final determination of the tax basis of these assets with those authorities, we have made a preliminary valuation of these assets. The difference between the book value of the assets on November 30, 1998 and the estimated initial tax basis of the assets of $750 million gave rise to a deferred tax asset, which approximated $15.6 million at

December 1, 1998. We believe, but can make no assurance, that the results of future operations, more likely than not will generate sufficient taxable income to realize this deferred tax asset. Application of the deferred tax asset will reduce our annual tax payments by approximately $1.3 million per year for approximately 12 years, based on the average lives of our current satellites. Should the tax authorities agree to a different initial valuation of the assets as of November 30, 1998, then 34.5 percent of the difference between that amount and $750 million would be adjusted to this deferred tax asset.

     The benefits from these deferred tax assets will only be available up to the closing of the sale of the Company to affiliates of the BlackStone Group. See Item 4 "Information on the Company -- History and Development of the Company -- Subsequent Events".

     Certain countries within which we operate have sought to impose withholding taxes or income taxes on payments from customers in those countries, notwithstanding the existence of tax treaties that do not permit the imposition of such taxes. We use available legal means to contest such taxation and, in addition, in many but not all such cases, we also have the right under contracts to pass such taxes on to our customers or to other third parties.

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

DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risks relating to interest rate changes from time to time. To the extent that we make significant borrowings under our credit facility, we will evaluate the appropriateness of using various hedging instruments. We do not enter into derivatives or other financial instruments for trading, hedging foreign currency exposure for speculative purposes.

CRITICAL ACCOUNTING POLICIES

     Our significant accounting policies are described fully in Note 2 to our consolidated financial statements appearing elsewhere in this annual report. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our communications, plant and other property, impairment of long-lived assets, income taxes, goodwill and satellite performance incentives. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States and The Netherlands requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION

     Telecommunications revenue results from utilization charges that are recognized as revenue on a straight-line basis over the period during which the satellite services are provided. This revenue is recognized provided that collection of the related receivable is reasonably assured. We make estimates regarding the probability of collection based upon an evaluation of the customer's creditworthiness, the customer's payment history and other conditions or circumstances that may affect the likelihood of payment. When we have determined that the collection of payments for satellite utilization is not reasonably assured at the time the service is provided, we defer recognition of the revenue until such time that collection is believed to be reasonably assured or the payment is received. We also maintain an allowance for doubtful accounts for customers' receivables where the collection of these receivables is uncertain. If our estimate of the probability of collection is not accurate, we may experience lower revenue or an increase in our bad debt expense.

     We receive payments for satellite utilization charges from some customers in advance of our providing services. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the period during which the satellite services are provided.

     COMMUNICATION, PLANT AND OTHER PROPERTY

     Communication, plant and other property are carried at cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance incentive payments, launch insurance premiums, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches are capitalized and amortized over the lives of the related satellites. Insurance policies procured for in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

     Communication, plant and other property are depreciated on a straight-line basis over their estimated useful lives. The depreciable lives of our satellites range from 12.5 years to 14 years. We make estimates of the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite's performance, including its orbital design life and its estimated orbital maneuver life. The orbital design life of a satellite is the length of time that the satellite's hardware is required under the contract with the manufacturer to remain operational under normal operating conditions. In contrast, a satellite's orbital maneuver life is the length of time we project we will be able to continue to operate a satellite based on its remaining fuel level and fuel consumption rate.

     IMPAIRMENT OF LONG-LIVED ASSETS

     Our long-lived assets, which are comprised primarily of our in-service satellite fleet, are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value.

     INCOME TAXES

     We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities and net operating loss carry-forwards using enacted rates. Valuation allowances are provided against assets that are not likely to be realized.

     We are in negotiations with the Dutch tax authorities to determine the fair value (tax basis) of the assets contributed by our predecessor. (See '-- Taxation').

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

     SATELLITE PERFORMANCE INCENTIVES

     Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments, representing up to 8 percent of the historical cost of our existing satellites, over the minimum, contractually obligated, orbital design lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications.

DUTCH GAAP RECONCILIATION MATTERS

     Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and do not differ in any material respect from those which would have been prepared if we had used accounting principles generally accepted in The Netherlands other than the accounting for goodwill. Under Dutch GAAP goodwill continues to be amortized. However, given that New Skies Networks Pty Limited was impaired both under U.S. GAAP and Dutch GAAP and was written off in 2002, our results for 2003 were the same under both accounting methods. Under Dutch law, we prepare annual financial statements in accordance with Dutch accounting principles and file those statements with the Trade Register of the Chamber of Commerce and Industry in The Hague. These accounts are available for inspection at our executive offices.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51. FIN 46 requires the consolidation of a variable interest entity (VIE) where an equity investor achieves a controlling financial interest through arrangements other than voting interests, and it is determined that the investor will absorb a majority of the expected losses and/or receive the majority of residual returns of the VIE. In October 2003, the FASB deferred the effective date for the consolidation of VIEs created prior to February 1, 2003 to December 31, 2003 for calendar year-end companies, with earlier application encouraged. The company adopted FIN 46 as of its original effective date of July 1, 2003 for entities created prior to February 1, 2003. The adoption of FIN 46 did not have a material impact on the consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

     Several new Dutch accounting guidelines became effective January 1, 2003. Generally, these guidelines further align Dutch accounting standards with international accounting standards. The new guidelines did not have a material impact on our Dutch GAAP financial statements or the reconciliation between United States and Dutch GAAP.

     ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Our Management Board manages our general affairs and business. Our Supervisory Board supervises the Management Board. During 2003, our Management Board, with the consent of our Supervisory Board, created an Executive Management Committee, which manages the Company's day-to-day affairs.

SUPERVISORY BOARD

     Our Supervisory Board must approve the resolutions of our Management Board specified in our Articles of Association. Our Supervisory Board also advises our Management Board. In fulfilling their duties, all members of our Supervisory Board must serve our best interests and the best interests of the business of our connected enterprises.

     Our Articles of Association provide that at least three and at most eleven supervisory directors may serve on our Supervisory Board. Each of our current supervisory directors was elected for a one-year term in May 2004. Under our Articles or internal rules governing the Supervisory Board, supervisory directors members may serve up to 12 years in total or until the Supervisory Board member reaches the age of seventy-two. At our last annual general meeting in May 2004 our shareholders elected seven members to our Supervisory Board. Under Dutch law, supervisory directors cannot serve as members of our Management Board.

     The general meeting of shareholders appoints the supervisory directors. Our shareholders choose the supervisory directors at the general meeting from non-binding nominations made by the Supervisory Board or by shareholders holding two percent or more of our issued and outstanding share capital, and from declarations of availability submitted by a member of the Supervisory Board who is not otherwise nominated by the Supervisory Board. The general meeting of shareholders votes on candidates nominated by the Supervisory Board before voting on any other candidates. The general meeting of shareholders also decides the compensation we will pay the supervisory directors.

     If we were to become subject to the "structured regime" for large companies in the Netherlands, however, we would be required to amend our Articles of Association within three years to allow supervisory directors to nominate and appoint the candidates for the Supervisory Board with only limited influence of the general meeting of shareholders. (Shareholders would have rights to nominate candidates and to object to contemplated appointments on the gound that (i) certain formalities have not been met, (ii) the selected person is unsuitable for the performance of the duties of a supervisory director, or (iii) upon appointment of the selected candidate the supervisory board would not be suitably composed.) Dutch law mandates that companies become subject to the structured regime if they have filed with the trade register a statement that they meet certain requirements including, for example, that they have more than 100 employees in The Netherlands and that they have established and maintain a works council, and such statement is not withdrawn for an uninterrupted period of three years. New Skies' employees elected a provisional works council on May 17, 2004, and New Skies has agreed with its employees that a works council will be established in full accordance with the procedure under the Works Councils Act on the shortest notice. We expect to institute a formal works council during the second half of 2004. When we have instituted a formal works council, we will need to file with the trade register the statement referred to above. We will do so upon the adoption of our annual accounts for 2004, which we will adopt in 2005. Assuming that we will continue to meet all requirements of the structured regime, and no applicable changes are made to the laws governing the structured regime, we would be subject to the structured regime beginning in 2008.

     Presently, a draft Bill is pending before the First Chamber of Dutch Parliament that will revise the laws governing the structured regime. The new statutory regime, if enacted, will increase the influence of both the works council and the general meeting of shareholders with respect to the appointment of supervisory directors. Under the new law, if enacted, the general meeting of shareholders would appoint supervisory directors based upon a non-binding nomination by the Supervisory Board, and the Works Council would have the right to nominate to the Supervisory Board one third of the members (such nominations would need to be included by the Supervisory Board in its nomination to the shareholders, subject to limited restraints). In addition, the general meeting of shareholders would have the power to dismiss supervisory directors. Our advisers have informed us that the draft Bill may be enacted in late 2004 or early 2005, although we cannot guarantee whether the draft Bill will be enacted or, if it is enacted, when or in what form it will be enacted.

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

     Our Supervisory Board currently consists of seven members. These supervisory directors are:

         NAME                                AGE      POSITION
         ----                                ---      --------

         Terence Seddon.............         63       Chairman
         S.K. Fung..................         57       Member
         Ashok Ganguly..............         68       Member
         Jerry Kolb.................         68       Member
         Neelie Kroes...............         62       Member
         Gerd D. Mueller............         67       Member
         Claude Seguin..............         54       Member

     Our Supervisory Board has three standing committees: Audit and Finance, Management Compensation and Development and Corporate Governance. Membership on the committees is:

                                         COMMITTEES
-------------------------------------------------------------------------------------------------
                                   MANAGEMENT COMPENSATION &
       AUDIT & FINANCE                    DEVELOPMENT                  CORPORATE GOVERNANCE
------------------------------  -------------------------------  --------------------------------
Claude Seguin (Chair)              Terence Seddon (Chair)           Neelie Kroes (Chair)
S.K. Fung                          Ashok Ganguly                    S.K. Fung
Jerry Kolb                         Jerry Kolb                       Terence Seddon
Gerd D. Mueller                    Gerd D. Mueller (alternate)      Ashok Ganguly (alternate)

     The Audit and Finance Committee is responsible for assuring that the Company's accounting policies and procedures are appropriate and that its financial statements and related disclosures are presented fairly and in conformity with generally accepted accounting principles and applicable laws and regulations. To carry out these responsibilities, it regularly reviews the activities of the external auditors and meets with those auditors as necessary. The Audit and Finance Committee also is responsible for annually recommending to the Supervisory Board (and, subsequently, to the shareholders) an external independent audit firm and the terms of the engagement; for overseeing the audit, pre-approving all audit and permitted non-audit services to be performed by the auditors, and for taking such other steps in connection with the appointment, compensation, and oversight of the auditors as may be prudent or required by applicable laws and regulations. The Committee periodically reviews environmental, health and safety, and legal issues, and is responsible for establishing and maintaining procedures for the receipt, retention, and treatment of complaints regarding the Company's accounting, internal accounting controls, or auditing matters, including those submitted anonymously by employees of or counsel to the Company. Finally, the Audit and Finance Committee is responsible for reviewing the Company's financial condition and financing plan and approving major financial transactions and capital proposals, as delegated by the Supervisory Board, as well as key financial policies such as dividend, capitalization, foreign exchange, investment of funds, etc.

     The Management Compensation and Development Committee is responsible for making recommendations for determining the compensation to be paid to the Company's executive management level staff, for developing policies for and administering all employee compensation plans, and for reviewing all executive compensation plans. The Committee approves the performance criteria for all incentive plans and determines the CEO's compensation based on the Supervisory Board's evaluation of his/her performance. Finally, the Committee reviews, annually, the Company's pension plans, their investment and funding policies and the performance of their funds and, as required, other employee benefit plans.

     The Corporate Governance Committee is responsible for the Supervisory Board's agenda and calendar and the Supervisory Board's other processes and procedures and for reviewing and recommending the compensation of Supervisory Board Directors. The Committee also oversees the orientation of new Supervisory Board Directors to assure that they will be able to make a timely contribution to the Supervisory Board's work. The Committee coordinates an annual review of the Supervisory Board's functioning and recommends any needed changes to the full Board. The Committee also oversees the Supervisory Board's review of management succession plans and activities. Upon recommendation from the Chairperson of the Supervisory Board, this Committee recommends the chairs and membership of Supervisory Board Committees and the Board of Management to the full Supervisory Board.

     The following individuals currently serve on New Skies' Supervisory Board.

     Mr. Seddon, 63 years of age, has served as Chairman of the Supervisory Board since May 1998. He is a citizen of the United Kingdom. Mr. Seddon currently is retired. Prior to his retirement he served as Director of Projects in Europe and also as the Malaysian Representative Director for Cable and Wireless. Prior to that, Mr. Seddon served as Chief Executive Officer of Asia Satellite Telecommunications Company Ltd. from 1988 to 1993. During 2003, Mr. Seddon served as a non-executive Director of Multitone Electronics plc, a specialist mobile telecommunications product provider.

     Dr. Fung, 57 years of age, has served as a Supervisory Director since May 1999. He is a citizen of the United States of America. Mr. Fung currently is Managing Director, North Asia of ACNielsen (a VNU N.V. company), a global provider of market information, research and analysis. Previously, he was a Director of Media Genesis Limited from 2000 to 2002. From 1999 to 2000, Dr. Fung was Managing Director of Sage Capital Management and from 1995 to 1999 he was President of NBC Asia and established the Asian operations of NBC. Dr. Fung also served as the Chairman of the Cable and Satellite Broadcasting Association of Asia (CASBAA) from 1997 to 1999. From 1987 to 1995, he was General Manager of TVB International, a leading broadcaster in Hong Kong.

     Dr. Ganguly, 68 years of age, has served as a Supervisory Director since May 2002. He is a citizen of India. Dr. Ganguly currently serves as the Chairman of ICICI One Source Ltd., as a Director on the Central Board of the Reserve Bank of India, to which post he was appointed in November 2000, and as a Director on the Board of Hemogenomics Pvt Ltd, to which post he was appointed in November 2002. In addition, Dr. Ganguly heads his own company, Technology Network India Pvt Ltd., which focuses on industrial research & development and supply chain management. Dr. Ganguly's principal professional career spanned 35 years with Unilever, which culminated with his service as a member of the Board of Directors of Unilever N.V. from 1990 through 1997 with responsibility for world-wide research and technology. Dr. Ganguly also currently serves as a non-executive Director of British Airways plc, Mahindra & Mahindra, WIPRO Ltd, ICICI Knowledge Park, Tata AIG Life Insurance Co Ltd., and ABP Pvt Ltd. During his career, Dr. Ganguly has served several public bodies including as a member of the Science Advisory Council to the Prime Minister of India (1985 to 1989) and the UK Advisory Board of Research Councils. His honors include, among others, the Indian award of Padma Bhushan and being named an Honorary Professor by the Chinese Academy of Science, Shanghai.

     Mr. Kolb, 68 years of age, has served as a Supervisory Director since May 1998. He is a citizen of the United States of America. Until his retirement in May 1998, Mr. Kolb was Vice Chairman of Deloitte & Touche LLP, an international public accounting and consulting firm. He joined the accounting firm in 1957 and served as Managing Partner of the Chicago office, Managing Partner of professional services, and Chief Financial and Administrative Officer, as well as Vice Chairman. Mr. Kolb has been a member of the Board of Directors of Gaylord Container Corporation, a manufacturer and distributor of corrugated containers, containerboard and other paper products, from August 1998 to May

2002, of Mid America Group, a commercial and residential real estate development and management company, from August 2002, and of Walter Industries, Inc., a diversified company operating in homebuilding, financing, industrial products and natural resources, from June 2003.

     Mrs. Kroes, 62 years of age, has served as a Supervisory Director since May 1999. She is a citizen of the Netherlands. From 1991 to 2000 Mrs. Kroes served as President of Nijenrode University in the Netherlands. Prior to that, she served as an advisor to the European Transport Commissioner from 1989 to 1991 and as Cabinet Minister for Transport and Public Works in the Netherlands from 1982 to 1989. She also served as Deputy Minister for Transport and Public Works in the Netherlands from 1977 to 1981. Mrs. Kroes is a Member of the Boards of the following companies: Ballast Nedam N.V., P & O Nedloyd, ProLogis, Corio N.V. (formerly VIB N.V.), Lucent Technologies B.V., Volvo Group (Sweden), Thales Group, MM02 (non-executive board), and Nederlandse Spoorwegen (Supervisory Board). Mrs. Kroes is as of December 2002 a member of the High Level Group on the trans-European Network in Brussels.

     Mr. Mueller, 67 years of age, has served as a Supervisory Director since May 2001. He is a citizen of Germany and the United States of America residing in the United States of America. Mr. Mueller is currently retired. Prior to his retirement, Mr. Mueller served as Executive Vice President and Chief Administrative and Financial Officer of Bayer Corporation, the U.S. wholly owned subsidiary of Bayer AG, Germany. He is currently a member of the Board of Directors of Schott Corporation, a U.S. wholly owned subsidiary of the German company Schott Glas. Mr. Mueller also is a trustee of the Robert Morris University and a member of the Board of Directors of the Western Pennsylvania Hospital, both in Pittsburgh, and Chairman of CDS International (formerly Carl Duisberg Society), a non-profit organization engaged in the implementation of exchange programs for young professionals primarily between the United States and Europe.

     Mr. Seguin, 54 years of age, has served as a Supervisory Director since May 1998. He is a citizen of Canada. Mr. Seguin is currently Senior Vice President - Strategic Investments for the Montreal based CGI Group, a global IT service provider. Previously, he was President of CDP Capital - Private Equity from 2001 to 2003 and Executive Vice-President and Chief Financial Officer of Teleglobe Inc. from 1992 to 2000. Immediately prior to that, he was the Deputy Minister of Finance for the Province of Quebec, to which post he was appointed in 1987.

     In addition to the above individuals, Mr. L. Ruspantini served as a Supervisory Director from May 1998 until May 2004, and Mr. D. Wear served as a Supervisory Director from May 2001 until his death in November 2003.

COMPENSATION OF SUPERVISORY BOARD

     Each of our supervisory directors receives a quarterly fee. Additionally, each supervisory director is paid a stipend in connection with attendance at, and travel to and from, a Supervisory Board meeting or a Supervisory Board committee meeting, and reimbursement in connection with other expenses. The total amount paid to our supervisory directors during 2003 was approximately $0.4 million. In 2003, the total remuneration of the individual members of the Supervisory Board were as follows (in thousands of U.S. dollars):


       SUPERVISORY BOARD
       T.M. Seddon                               $    84
       J.W. Kolb                                      52
       L. Ruspantini                                  50
       G.D. Mueller                                   50
       C. Seguin                                      49
       A.S. Ganguly                                   44
       S.K. Fung                                      43
       N. Kroes                                       41
       D. Wear (until Nov. 1, 2003)                   25
                                                 --------

       TOTAL                                     $   438
                                                 ========

     The compensation paid to the members of our Supervisory Board in 2003 included options to acquire ordinary shares. The exercise price of these options was set at the fair market value as of the date of grant. The 2003 option grant was, and any future option grants must be, approved by shareholders based on a proposed grant made to them. The vesting period for all options is three years and the options have a maximum term of 10 years. In the event that a member of the Supervisory Board is willing to stand for re-election to the Board but is not re-elected, then any unvested options granted to such Supervisory Board member vest immediately and may be exercised within three (3) months after such date (but not beyond the date that the term of the option would earlier have expired). Complete details of these option grants is set forth in the tables under "-- Outstanding Stock and Stock Options of the Supervisory Board and the Management Board as of May 22, 2004".

     The compensation paid to members of our Supervisory Board in 2003 also included rights to acquire ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase the shares specified in the grant at a price per share equal to nominal value ( [euro]0.05). The purchase of shares under each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which are the first, second and third anniversary of the date of grant. Grants may be extinguished under certain limited circumstances if the individual recipient ceases to be a member of our Supervisory Board. As is the case with options, the 2003 restricted stock grant was, and any future option grants must be, approved by shareholders based on a proposed grant made to them. As is the case with options, in the event that a member of the Supervisory Board is willing to stand for re-election to the Board but is not re-elected, then any unvested restricted stock grants made to such Supervisory Board member vest immediately and must be settled within thirty (30) days after such date. Complete details of these restricted stock grants is set forth in the tables under "-- Outstanding Stock and Stock Options of the Supervisory Board and the Management Board as of May 22, 2004".

     In February 2004, the Company adopted a set of share ownership guidelines which apply to all members of the Supervisory Board. A copy of these share ownership guidelines can be found on our website (www.newskies.com) and as an exhibit to this annual report.

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

     During 2003 and early 2004, we reduced the size of our Management Board from six to three members, with the resignation of Mr. R. Jockin in February, 2003, Ms. M. Dent in August, 2003, and Mr. T. Cowart in February, 2004. The members of our Management Board currently are:

NAME                                       AGE   POSITION
----                                       ---   --------
Daniel Goldberg.........................   39    Chief Executive Officer
Andrew Browne...........................   48    Chief Financial Officer
Stephen Stott...........................   57    Chief Technical Officer

     Mr. Goldberg, 39 years of age, has served as our Chief Executive Officer since January 2002. Prior to that, he had served as our Chief Operating Officer from February 2000, and prior to that time, he had served as our General Counsel since October 1998. Prior to joining us, he worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, Mr. Goldberg was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington D.C.

     Mr. Browne, 48 years of age, has served as our Chief Financial Officer since October 1998. Prior to joining us, he served as Vice President, Chief Financial Officer of INTELSAT. From 1985 to 1995, Mr. Browne worked for Advanced Micro Devices, Inc. in several financial and business capacities and, on leaving, was Director of Worldwide Finance, Sales and Marketing Operations.

     Mr. Stott, 56 years of age, has served as our Chief Technical Officer since March 1999. Prior to joining us, he worked at INTELSAT from 1985 to 1999, most recently as Director of Satellite Systems Engineering from 1996 to 1999.

     In addition to the above individuals, Mr. T. Cowart served as a Management Board Director from May 1999 until February 2004, Ms. M. Dent served as a Management Board Director from May 2000 until August 2003, and Mr. R. Jockin served as a Management Board Director from May 1999 until February 2003. Ms. Dent remains an employee of New Skies, serving as Special Counsel in the United States. Mr. Jockin remained an employee of New Skies until July 31, 2003. Mr. T. Cowart remains an employee of the Company until June 30, 2004.

COMPENSATION OF THE MANAGEMENT BOARD

     The aggregate annual base salary compensation that our Management Board members received during 2003 was $2.0 million. The members of our Management Board are eligible to participate in the Company's Employee Annual Incentive Plan. In accordance with the terms and conditions of this plan, in 2003, the Chief Executive Officer and certain other Management Board members were eligible for an on-target bonus equal to 40 percent of their annual base salary, and the other Management Board members were eligible for an on-target bonus equal to 25 percent of their annual base salary. Bonus payments depend on our financial results and achievement of individual goals and objectives. In February 2004, the Supervisory Board approved an aggregate amount of $0.5 million in performance related bonus/incentive compensation for the five members of our Management Board who were employed by New Skies on December 31, 2003. Other compensation was provided to the six members of our Management Board in the form of pension contributions and company leased cars, and other compensation was provided to one member of our Management Board in lieu of notice, bonus, and other entitlements, totaling $0.7 million in aggregate in 2003.

     Total remuneration of the Management Board, including pension costs for the year ended December 31, 2003, is summarized as follows (in thousands of U.S. dollars):

                                             Base Salary      Bonus      Pension    Other        Total
                                             -----------      -----      -------    -----        -----
MANAGEMENT BOARD
  D.S. Goldberg                                   500           170         30          17        717
  A.M. Browne                                     451            95         34          15        595
  S.J. Stott                                      354            74         32          14        474
  T.L. Cowart (1)                                 265            56         16          15        352
  R. Jockin (through July 31, 2003)               160            --         12         429        601
  M.J. Dent (through December 31, 2003)           222            68         12          30        332
                                          ------------------------------------------------------------------
    TOTAL                                       1,952           463        136         520      3,071
                                          ==================================================================

     (1) Mr. Cowart ceased to be a member of the Management Board in February 2004.


     We have established a stock option plan with respect to our management and employees. Under this plan, members of our Management Board and other specified employees may be granted an option to acquire a specified number of ordinary shares. The exercise price for all options issued to Management Board members to date has been between $4.66 and $11.00. The options granted are exercisable for a period of 10 years after the grant date but are subject to vesting or, in certain cases, resale restrictions, as well as other restrictions. Options granted vest (or, where applicable, the resale restrictions are voided) in three equal annual installments. On December 31, 2003 (and adjusting for the share split), the number of options outstanding under this plan was 6,487,613. The total number of unexercised outstanding options held by members of our Management Board as a group on December 31, 2003 was, on the same basis, 2,093,275. The options have a maximum term of 10 years.

     In addition to option grants, the Management Board compensation package for 2003 also consisted of grants of rights to acquire shares. In February 2002 we granted to the members of our Management Board rights to acquire an aggregate of 233,736 ordinary shares, in February 2003 we granted to the members of our Management Board rights to acquire an aggregate of 180,253 ordinary shares, and in March 2004 we granted to the members of our Management Board rights to acquire an aggregate of 147,145 ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase the shares specified in the grant at a price per share equal to nominal value ( [euro]0.05). The purchase of shares under each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which generally are the first, second and third anniversary of the date of grant. However, in the case of the 2002 grant to our chief executive officer, the settlement dates have been aligned to match those of the grants made to other members of the Management Board.

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

     For further information regarding stock options, including the accounting impact and vesting of these options, see Note 9 to our consolidated financial statements included elsewhere in this annual report.

     In February 2004, the Company adopted a set of share ownership guidelines which apply to all members of the Management Board. A copy of these share ownership guidelines can be found on our website (www.newskies.com) and as an exhibit to this annual report.

     We currently have no loans outstanding to members of our Management Board.

EXECUTIVE MANAGEMENT COMMITTEE

     During 2003, we formed an Executive Management Committee ("EMC") to manage the company's day-to-day affairs. The EMC is made up of all Management Board members, along with the following individuals:

     Mr. Rubin became General Counsel of New Skies upon the resignation of Mary Dent in August 2003. Mr. Rubin joined New Skies at its inception as Associate General Counsel, with responsibility for commercial contracts related to satellite and launch procurements, strategic transactions and customer contracts, and later served as Deputy General Counsel. Before joining New Skies, he was senior legal counsel at PanAmSat and previously worked as an assistant engineer at PanAmSat's then-principle outside engineering firm. Mr. Rubin earned his bachelor of science degree from the University of Wisconsin, Madison and a juris doctor from Howard University School of Law.

     Mr. Schwartz joined New Skies as Senior Vice President of Marketing in September 2003. Mr. Schwartz came to New Skies from Terabeam Corporation, where he was Chief Development and Financial Officer, responsible for business and corporate development as well as financial operations. Prior to Terabeam, he was a co-founder and president of an Internet infrastructure company, which was sold in December 2000. He also held two senior positions at AT&T Wireless Services, most recently as Vice President of Acquisitions and Development. Mr. Schwartz was graduated magna cum laude from Harvard University in Physics in 1986 and magna cum laude, also from Harvard, in law in 1991.

     Mr. Sprague joined New Skies as Senior Vice President of Global Sales in June 2002. Mr. Sprague joined New Skies from KPNQwest, where he was Vice President of Enterprise Sales. Prior to KPNQwest, he was Vice President of Channel Management for Infonet Service Corporation, where he provided leadership to a European-based channel management team focused on generating global networking revenues through distributors, affiliates, direct sales and alternate channels. Mr. Sprague, in his more than 20 years at AT&T, also held a range of senior sales positions, including General Manager of Technical Sales in the provider services division. Mr. Sprague graduated from Illinois State University with a bachelor's degree in business and from Western International University with a master's degree in International Business.

COMPENSATION OF OTHER EXECUTIVE MANAGEMENT COMMITTEE MEMBERS

     Our Executive Management Committee is made up of six members, three of whom also serve on our Management Board. Compensation for our Management Board Members is described above on an aggregate basis. Compensation for the non-Management Board members of our Executive Management Committee is as follows.

     The aggregate annual base salary compensation that our non-Management Board Executive Management Committee members received during 2003 was $0.5 million. The non-Management Board members of our Executive Management Committee are also eligible to participate in the company's Employee Annual Incentive Plan. In accordance with the terms and conditions of this plan, non-Management Board Executive Management Committee members are each eligible for an on target 40-50% bonus based on annual base salary. Bonus payments depend on our financial results and achievement of individual goals and objectives. In February 2004, the supervisory board approved an aggregate amount of $0.2 million in performance related bonus/incentive compensation for the non-Management Board members of the Executive Management Committee members for the year 2004. Other compensation was provided to the non-Management Board Executive Management Committee members in the form of pension contributions and company leased cars, totaling $0.1 million in aggregate in 2003. Each non-Management Board member of our Executive Management Committee holds less than 1% of the Company's total issued shares.

     In February 2004, the Company adopted a set of share ownership guidelines which apply to all members of the Executive Management Committee. A copy of these share ownership guidelines can be found on our website (www.newskies.com) and as an exhibit to this annual report.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Pursuant to Dutch law, each member of our Supervisory Board and our Management Board is responsible to us for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of our Supervisory Board or our Management Board. Annually, we ask the general meeting of shareholders to approve the management and supervision of the Company and to grant the managing and supervisory directors a discharge of liability in respect of the exercise of their duties during the financial year concerned. This is the case only so long as no proviso has explicitly been made, and without prejudice to what has been or will be provided by law.

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

OUTSTANDING STOCK AND STOCK OPTIONS OF THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD AS OF MAY 22, 2004.

     The following table sets forth the number of shares owned by the respective individual determined in accordance with the rules of the Securities and Exchange Commission.

                                                                           NUMBER OF SHARES     PERCENT OF
                                           NUMBER OF    PERCENT OF TOTAL    AND EXERCISABLE     TOTAL ISSUED
NAME                                       SHARES (1)   ISSUED SHARES (2)     OPTIONS (3)        SHARES (4)
----                                       ----------   -----------------     -----------        ----------
SUPERVISORY BOARD:
Terence Seddon.........................       5,186             *                70,594              0.1%
S.K. Fung..............................       5,043             *                34,542                 *
Ashok Ganguly..........................       2,043             *                 7,152                 *
Jerry Kolb.............................       4,043             *                49,532                 *
Neelie Kroes...........................       2,247             *                34,695                 *
Gerd Mueller...........................       7,043(5)          *                20,942                 *
Luigi Ruspantini.......................       5,310             *                53,803                 *
Claude Seguin..........................       5,247             *                52,355                 *
Don Wear...............................       1,107             *                 8,485                 *
                                           ----------                         -----------        ----------
     Total.............................      37,269             *               332,100              0.3%

MANAGEMENT BOARD:
Daniel Goldberg........................     107,751          0.1%               551,968              0.5%
Andrew Browne..........................      36,003             *               548,960              0.5%
Timothy Cowart.........................      10,143             *               236,033              0.2%
Mary Dent..............................      29,619             *               234,687              0.2%
Stephen Stott..........................      29,312             *               344,522              0.3%
                                           ----------                         -----------        ----------
     Total.............................     212,828          0.2%             1,916,170              1.6%

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

(5)  5,607 of these 7,043 shares are held by the Helen Mueller Revocable Trust.

     In addition to shares owned or subject to options that are exercisable within 60 days, our supervisory directors and members of the Management Board also have rights to acquire our ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase a pre-determined number of shares at a price per share equal to nominal value ( [euro]0.05), and the purchase of shares subject to each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which are the first, second and third anniversary of the date of grant. See
"-- Compensation of Supervisory Board" and "-- Compensation of the Management Board" for a full discussion of these rights. Because none of these shares are included in the table above or are comparable to options set forth in the second table further below, the following table illustrates the shares subject to these rights agreements.

                                                       NUMBER OF        PURCHASE PRICE PER
NAME                                                   SHARES (1)              SHARE          SETTLEMENT DATES
----                                                   ----------       ------------------    ----------------
SUPERVISORY BOARD:
Terence Seddon................................            2,134          [euro] 0.05              05-13-05
                                                          2,134                 0.05              05-13-06
                                                          2,135                 0.05              05-13-07
                                                          1,658                 0.05              05-22-05
                                                          1,659                 0.05              05-22-06
                                                          1,215                 0.05              05-16-05
S.K. Fung.....................................            1,067                 0.05              05-13-05
                                                          1,067                 0.05              05-13-06
                                                          1,067                 0.05              05-13-07
                                                            829                 0.05              05-22-05
                                                            830                 0.05              05-22-06
                                                            608                 0.05              05-16-05
Ashok Ganguly.................................            1,067                 0.05              05-13-05
                                                          1,067                 0.05              05-13-06
                                                          1,067                 0.05              05-13-07
                                                            829                 0.05              05-22-05
                                                            830                 0.05              05-22-06
                                                            608                 0.05              05-16-05
Jerry Kolb....................................            1,067                 0.05              05-13-05
                                                          1,067                 0.05              05-13-06
                                                          1,067                 0.05              05-13-07
                                                            829                 0.05              05-22-05
                                                            830                 0.05              05-22-06
                                                            608                 0.05              05-16-05
Neelie Kroes..................................            1,173                 0.05              05-13-05
                                                          1,174                 0.05              05-13-06
                                                          1,174                 0.05              05-13-07
                                                            912                 0.05              05-22-05
                                                            912                 0.05              05-22-06
                                                            668                 0.05              05-16-05
Gerd Mueller..................................            1,067                 0.05              05-13-05
                                                          1,067                 0.05              05-13-06
                                                          1,067                 0.05              05-13-07
                                                            829                 0.05              05-22-05
                                                            830                 0.05              05-22-06
                                                            608                 0.05              05-16-05
Claude Seguin.................................            1,173                 0.05              05-13-05
                                                          1,174                 0.05              05-13-06
                                                          1,174                 0.05              05-13-07
                                                            912                 0.05              05-22-05
                                                            912                 0.05              05-22-06
                                                            668                 0.05              05-16-05

MANAGEMENT BOARD:
Daniel Goldberg...............................           25,715          [euro] 0.05              03-01-05
                                                         25,715                 0.05              03-01-06
                                                         25,715                 0.05              03-01-07
                                                         25,751                 0.05              02-01-05
                                                         25,751                 0.05              02-01-06
                                                         36,000                 0.05              02-25-05
Andrew Browne.................................           13,333                 0.05              03-01-05
                                                         13,333                 0.05              03-01-06
                                                         13,334                 0.05              03-01-07
                                                         13,333                 0.05              02-01-05
                                                         13,334                 0.05              02-01-06
                                                         10,835                 0.05              02-25-05
Timothy Cowart................................            7,667                 0.05              02-01-05
                                                          7,667                 0.05              02-01-06
                                                          7,643                 0.05              02-25-05
Mary Dent ....................................            8,860                 0.05              02-25-05
Stephen Stott.................................           10,000                 0.05              03-01-05
                                                         10,000                 0.05              03-01-06
                                                         10,000                 0.05              03-01-07
                                                         10,000                 0.05              02-01-05
                                                         10,000                 0.05              02-01-06



                                                          8,156                 0.05              02-25-05


     The following table sets forth the information regarding stock option ownership for each member of our Supervisory Board and Management Board.

                                                       NUMBER OF             EXERCISE            EXPIRATION
NAME                                                   OPTIONS (1)             PRICE               DATE (2)
----                                                   -----------             -----               --------
SUPERVISORY BOARD:
Terence Seddon................................            17,330            $  7.50                05-14-08
                                                          17,330               7.50                05-27-09
                                                           2,950              11.00                06-28-10
                                                          17,581               7.11                05-17-11
                                                           9,108               5.49                05-16-12
                                                          12,437               6.03                05-22-13
S.K. Fung.....................................            13,330               7.50                05-27-09
                                                           2,270              11.00                06-28-10
                                                           8,790               7.11                05-17-11
                                                           4,554               5.49                05-16-12
                                                           6,219               6.03                05-22-13
Ashok Ganguly.................................             4,554               5.49                05-16-12
                                                           6,219               6.03                05-22-13
Jerry Kolb....................................            14,660               7.50                05-14-08
                                                          14,660               7.50                05-27-09
                                                           2,270              11.00                06-28-10
                                                           8,790               7.11                05-17-11
                                                           4,554               5.49                05-16-12
                                                           6,219               6.03                05-22-13
Neelie Kroes..................................            14,660               7.50                05-27-05
                                                           2,500              11.00                06-28-06
                                                           9,669               7.11                05-17-11
                                                           5,009               5.49                05-16-12
                                                           6,841               6.03                05-22-13
Gerd Mueller..................................             8,790               7.11                05-17-11
                                                           4,554               5.49                05-16-12
                                                           6,219               6.03                05-22-13
Luigi Ruspantini..............................            13,330               7.50                08-11-04
                                                          13,330               7.50                08-11-04
                                                           2,270              11.00                08-11-04
                                                           8,790               7.11                08-11-04
                                                           4,554               5.49                08-11-04
                                                           6,219               6.03                08-11-04
Claude Seguin.................................            14,660               7.50                05-14-08
                                                          14,660               7.50                05-27-09
                                                           2,500              11.00                06-28-10
                                                           9,669               7.11                05-17-11
                                                           5,009               5.49                05-16-12
                                                           6,841               6.03                05-22-13
Don Wear......................................             8,790               7.11                11-01-04
                                                           4,554               5.49                11-01-04
                                                           6,219               6.03                11-01-04

MANAGEMENT BOARD:
Daniel Goldberg...............................           233,330            $  7.50                10-26-08
                                                          37,100              11.00                02-17-10
                                                         109,410               9.14                02-23-11
                                                         193,133               4.66                02-20-13
Andrew Browne.................................           266,670               7.50                10-12-08
                                                          43,900              11.00                02-17-10
                                                         114,880               9.14                02-23-11
                                                          81,262               5.00                02-25-12
                                                         100,000               4.66                02-20-13
Timothy Cowart................................           120,000               7.50                03-04-09
                                                          17,000              11.00                02-17-10
                                                          51,450               9.14                02-23-11
                                                          57,322               5.00                02-25-12
                                                          55,000               4.66                02-20-13
Mary Dent.....................................            94,740               9.50                03-01-10


                                                          41,030               9.14                02-23-11
                                                          66,448               5.00                02-25-12
                                                          25,000               4.66                02-20-13
Stephen Stott.................................           160,000               7.50                03-29-09
                                                          20,500              11.00                02-17-10
                                                          68,930               9.14                02-23-11
                                                          61,170               5.00                02-25-12
                                                          75,000               4.66                02-20-13

------------
(1) All options are for our ordinary shares, which have the same voting rights as all of our other ordinary shares.
(2) The expiration date of each option is 10 years from the date of grant, unless earlier cancelled.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares at May 22, 2004 by each person known by us to own beneficially more than five percent of our outstanding ordinary shares. For information regarding holdings of shares, grants of stock options and rights to acquire shares of the members of the Management Board and Supervisory Board see
Item 6.

     Except as otherwise indicated, each shareholder identified by name has:

     o    sole voting and investment power with respect to its shares; and

     o    record and beneficial ownership with respect to its shares.


                                                 NUMBER OF         PERCENT OF TOTAL ISSUED
                                              ORDINARY SHARES          ORDINARY SHARES
                                              ---------------      -----------------------
Lockheed Martin Global
  Telecommunications(1)....................       18,610,660                15.8%
Stichting Administratiekantoor NSS(2)......        7,040,150                 6.0%
K-Capital Partners LLC.....................      See note (3), (4)           5.8%
MHR Institutional Advisors II LLC..........      See note (3)                5.0%

----------
(1)  Includes ordinary shares held by wholly owned subsidiaries.

(2) This stichting holds ordinary shares that could not be distributed to signatories or investing parties of our predecessor in connection with the transfer of our assets to us on November 30, 1998, together with the shares our predecessor distributed to its signatories and investing parties in February 2000, less shares that have been removed from the stichting by the relevant shareholders. These shares are held for the beneficial interest of individually designated signatories and investing parties. These shares will be registered in our share register in the name of the signatories and investing entities upon completion of appropriate documents of transfer.

(3) The Company has no information regarding the actual numbers of shares held by K Capital Partners LLC and MHR Institutional Advisors II LLC. Under Dutch law, shareholders holding in excess of 5% of the total shares outstanding are only required to file publicly the percentage of shares they hold.

(4) On June 6, 2004 K-Capital Partners LLC publicly filed that its holding in the Company decreased to 3.79%.

CHANGES IN SHAREHOLDINGS BY FIVE-PERCENT SHAREHOLDERS OVER THE LAST THREE YEARS.

     The following table shows the significant changes over the past three years in the shareholdings of those shareholders who currently hold more than five percent of our issued share capital. The table reflects only those significant changes in percentage ownership caused by an acquisition or disposition of shares and does not reflect changes in percentage ownership caused by dilution. To date, we have only issued ordinary shares. Currently, our shareholders may hold our ordinary shares in one or more of three possible forms: registered shares, bearer shares and American Depositary Shares, each of which represent one bearer share. We can confirm the shareholdings and transfers only of shareholders who hold registered shares. In addition, several of our shareholders hold beneficial interests in a Dutch foundation, or stichting, which in turn holds registered shares. Where a shareholder holds a beneficial interest through this stichting, we are able to verify that beneficial ownership by reference to the stichting's register. In the case of bearer shares and American Depositary Shares that are publicly traded on the exchanges, we have no independent means to verify at any given time the identity of a shareholder or the actual or beneficial ownership of a known shareholder. In some cases, U.S. and Dutch law require shareholders of public companies to report publicly their shareholding at certain thresholds, and in those cases we have been able to verify their shareholding against public records. As a result, the information below represents only the information that is contained in our share register or in shareholder public filings that are known to us. Finally, some of the share numbers below have been adjusted to reflect a 10-to-1 stock split that became effective on August 24, 2000, and the percentages are calculated based on the total number of issued and outstanding shares, as adjusted for the stock split, as of the relevant date.

--------------------------------------------------------------------------------------------------------------
SHAREHOLDER                  TRANSACTION                 DATE                NUMBER OF SHARES   PERCENTAGE
--------------------------------------------------------------------------------------------------------------
STICHTING
ADMINISTRATIEKANTOOR NSS
--------------------------------------------------------------------------------------------------------------
                             Transfers                   2001                2,049,630 in 15         1.6%
                                                                             separate
                                                                             transactions
--------------------------------------------------------------------------------------------------------------
                             Transfers                   2002                1,963,650 in 10         1.5%
                                                                             separate
                                                                             transactions
--------------------------------------------------------------------------------------------------------------
                             Transfers                   2003                1,095,080 in            0.9%
                                                                             11 separate
                                                                             transactions
--------------------------------------------------------------------------------------------------------------
K-CAPITAL PARTNERS LLC       Acquisition(s)              May 14, 2003        See note                5.8%
                                                                             (1), (2)
--------------------------------------------------------------------------------------------------------------
MHR INSTITUTIONAL ADVISORS   Acquisition(s)              May 12, 2004        See note (1)            5.0%
II LLC
--------------------------------------------------------------------------------------------------------------

----------
(1) The Company has no information regarding the actual numbers of shares held by K Capital Partners LLC and MHR Institutional Advisors II LLC. Under Dutch law, shareholders holding in excess of 5% of the total shares outstanding are only required to file publicly the percentage of shares they hold.

(2) On June 6, 2004 K-Capital Partners LLC publicly filed that its holding in the Company decreased to 3.79%.


     The following table shows the total number of shares held in The Netherlands as of May 22, 2004. We can confirm the shareholdings only of shareholders who hold registered shares. In the case of bearer shares and American Depositary Shares that are publicly traded on the exchanges, we have no independent means to verify at any given time the identity of a shareholder or the actual or beneficial ownership of a known shareholder. In some cases, U.S. and Dutch law require shareholders of public companies to publicly report their shareholding at certain thresholds. However, individual shareholders may move their shares to accounts within or outside of The Netherlands at any time without our knowledge. As a result, the information below represents only the information that is contained in our share register, and it is likely that there are a number of shareholders located in The Netherlands that hold an indeterminable number of shares that are not included in the table below.

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


    NUMBER OF SHARES          NUMBER OF SHAREHOLDERS             PERCENTAGE
    ----------------          ----------------------             ----------
       7,040,150                        1                           6.0%

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

SATELLITE CONSTRUCTION CONTRACTS FOR NSS-7 AND NSS-6

     Lockheed Martin Global Telecommunications, a wholly owned subsidiary of Lockheed Martin Corporation, owns approximately 16 percent of our issued share capital. We contracted with Lockheed Martin Corporation for the construction of the NSS-7 satellite in 1999. See Item 4 'Information on the Company -- Business -- Our Satellites -- In-Orbit Satellites -- NSS-7' for a further description of the NSS-7. We launched NSS-7 in April 2002. In August 2000 we entered into a separate contract with Lockheed Martin Corporation for the construction of the NSS-6 satellite. See Item 4 'Information on the Company -- Business -- Our Satellites -- In-Orbit Satellites -- NSS-6' for a further description of NSS-6. We launched NSS-6 in December 2002. These contracts have been filed as exhibits to our Registration Statement on Form F-1 (No. 333-12564) filed September 19, 2000 under the Securities Act of 1933, as amended, and are incorporated by reference into this annual report.

SERVICE AGREEMENTS

     From time to time, we conduct transactions with our shareholders, their affiliates and other connected persons. We currently provide transponder capacity to approximately 40 of our current shareholders, including one shareholder who owns more than five percent of our outstanding share capital. We anticipate that these arrangements and future similar arrangements will continue to be conducted on an arm's length basis.

     With respect to our contracts with Lockheed Martin Global Telecommunications, under the terms of 27 transponder agreements at December 31, 2003, we provide capacity of approximately 800 MHz to Lockheed Martin Global Telecommunications and its subsidiaries and affiliates. These agreements have remaining terms of approximately 2.5 years on average. In 2003, revenues from Lockheed Martin Global Telecommunications were approximately 15 percent of total revenues.

     The transactions mentioned above have been entered into in the ordinary course of business and on normal commercial terms.


ITEM 8. FINANCIAL INFORMATION

             CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18 'Financial Statements' pages F-1 to F-18.


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

                                                       NEW YORK STOCK EXCHANGE       EURONEXT AMSTERDAM N.V.
                                                            PRICE PER ADS            PRICE PER ORDINARY SHARE
                                                         HIGH            LOW           HIGH            LOW
                                                         ----            ---           ----            ---
                                                                 ($)                          ([euro])
      Calendar Year 2001.........................        10.63           5.85          11.50           6.38
      Calendar Year 2002.........................         6.45           3.14           7.05           3.00
      First Quarter 2002.........................         6.45           4.50           7.05           5.00
      Second Quarter 2002........................         6.00           4.60           7.00           4.80
      Third Quarter 2002.........................         5.18           4.15           5.25           4.00
      Fourth Quarter 2002........................         4.45           3.14           4.47           3.00
      Calendar Year 2003.........................         7.35           3.76           6.35           3.55
      First Quarter 2003.........................         4.97           3.76           4.75           3.55
      Second Quarter 2003........................         7.15           4.19           6.35           3.80
      Third Quarter 2003.........................         6.04           4.49           5.29           4.10
      Fourth Quarter 2003........................         7.35           5.60           6.10           4.89
      First Quarter 2004                                  7.62           6.38           6.05           5.14
      December 2003..............................         7.35           6.52           6.10           5.40
      January 2004...............................         7.62           6.75           6.05           5.55
      February 2004..............................         7.15           6.50           5.78           5.35
      March 2004.................................         6.85           6.38           5.68           5.14
      April 2004.................................         8.00           6.80           6.62           5.48
      May 2004...................................         8.16           6.84           6.75           5.50


     On June 28, 2000, our shareholders approved a ten-for-one ordinary share split and a change in the currency denomination and par value of our ordinary shares from NLG 1.00 to [euro]0.05. These changes were effected on August 24, 2000, and the stock split has been given retroactive recognition in all periods presented in our consolidated financial statements.


ITEM 10. ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

     Incorporated by reference from the Registrant's Registration Statement on Form F-1 (No. 333-12564) filed by the Registrant with the Commission on September 19, 2000.

     In May 2004 we amended our Articles of Association to delete the requirement that any transfer of registered shares for which a share certificate has been issued can take place only when the share certificate representing the shares has been submitted to the company. A copy of this amendment is attached as Exhibit 1.2 to this Annual Report.

                               MATERIAL CONTRACTS

    We have been party to the following material contracts since June 1, 2002:

     o Amendment No. 2 to Contract No. NSS-20-03-01 for NSS-8 Spacecraft and Associated Equipment and Services between Boeing Satellite Systems International, Inc. and New Skies Satellites N.V. dated as of March 21, 2001. This amendment amends the 21 March 2001 contract for the construction and optional launch of the NSS-8 Satellite in order to re-purpose the satellite as a replacement for the NSS-703 satellite. See Item 4 'Information on the Company--Business--Our Satellites--Planned Satellites--NSS-8'.
          Note: Amendment No. 1 to this Contract was superseded in its entirety by Amendment No. 2.

     o Amendment No. 3 to Contract No. NSS-20-03-01 for NSS-8 Spacecraft and Associated Equipment and Services between Boeing Satellite Systems International, Inc. and New Skies Satellites N.V. dated as of March 21, 2001. This amendment amends the 21 March 2001 contract for the construction and optional launch of the NSS-8 Satellite in order to govern certain antenna optimization efforts.

     o Lloyds' In-Orbit Insurance Policy No. 875/A3F005932 between New Skies Satellites N.V. and various insurance underwriters dated February 11, 2004. This contract provides in-orbit insurance coverage for the NSS-5, NSS-703 and NSS-806 satellites during the period November 1, 2003 to November 1, 2004.

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

     o Agreement between New Skies Satellites N.V. and Intelsat LLC dated April 29, 2004. This agreement resolves certain long-standing orbital slot coordination matters. See Item 4 'Information on the Company --Business Overview - Government Regulation - International Telecommunication Union'.

     o Option Agreement Regarding the Issuance and Subscription of Preference Shares in the Share Capital of New Skies Satellites N.V. See Item 3 'Key Information--Risk Factors--Other Risks--Provisions of our Articles of Association, of Dutch law, or of U.S. law could be used to delay, or otherwise impede a change of control in certain circumstances' for a discussion of the material terms of this option agreement.

     o $300 million multi-currency loan agreement between New Skies Satellites N.V. and ABN AMRO Bank N.V. as Arranger, Agent and Original Lender and the banks named therein, dated December 12, 2002. For a discussion of the material terms of this contract see Item 5 'Operating and Financial Review and Prospects--Liquidity and Capital Resources--Liquidity'.

     o Employment Agreement between Daniel S. Goldberg and New Skies Satellites N.V. dated April 23, 2002.


                                EXCHANGE CONTROLS

     The Dutch External Financial Relations Act of 1994 enables the Minister of Finance or the Central Bank of the Netherlands, as the case may be, to issue regulations with regard to a number of financial transactions relating to the import and export of capital. The regulations as issued and applied to date have not restricted the activities and operations of New Skies Satellites.

     There is no legislative or other legal provision currently in force in The Netherlands or arising under the constituent documents of New Skies Satellites restricting remittances to non-resident holders of New Skies Satellites' securities.

                                    TAXATION

DUTCH TAXATION

     Each investor should consult his or her own tax advisor with respect to the tax consequences of holding our ordinary Shares or ADSs. The discussion of certain Dutch taxes set forth below is included for general information only and does not address every potential tax consequence of an investment in our ordinary shares or ADSs under the laws of The Netherlands. The following summary of Dutch tax considerations is limited to the tax implications for (i) a corporation, owning less than five percent of our nominal issued share capital and (ii) an individual who or a non-resident corporation which does not have a substantial or deemed substantial interest in us. An individual holding ordinary shares or ADSs has a substantial interest or deemed substantial interest if he or she owns, alone or together with his or her partner and certain other relatives, at least five percent of our issued share capital or rights (including share options) to acquire at least five percent of our share capital. A deemed substantial interest would be present if (part of) this substantial interest is disposed of, or deemed to have been disposed of, under a deferral facility. The sale of shares includes certain deemed dispositions of shares, options or profit sharing rights.

     DIVIDEND WITHHOLDING TAX

        Non-Residents of The Netherlands

     Dividends distributed by us are subject to Dutch withholding tax at a 25 percent rate unless the recipient of the dividend qualifies for, and claims the benefit of, a reduced rate under an applicable tax treaty. Dividends paid to U.S. holders that are eligible for benefits under the income tax convention between the United States and The Netherlands (the "Treaty") generally will be subject to a reduced withholding rate of 15 percent; certain U.S. pension funds and tax-exempt organizations will qualify for a complete exemption from Dutch tax. Whether a U.S. holder will be eligible for Treaty benefits is discussed under "-- United States Taxation".

     An eligible U.S. holder may claim the benefit of the reduced Treaty withholding rate by submitting a duly completed Form IB 92 USA that has been certified by a financial institution (typically the entity that holds the ordinary shares or ADSs as custodian for the holder). If we receive the required documentation prior to the relevant dividend payment date, we may apply the reduced withholding rate at source. An eligible U.S. holder that fails to satisfy these requirements may claim a refund of the excess of the amount withheld over the Treaty rate by filing Form IB 92 USA together with a supplemental statement with the Dutch tax authorities. Pension funds and tax-exempt organizations, which qualify for a complete exemption from tax and which are not entitled to claim Treaty benefits at source, instead must file claims for refund by filing Form IB 95 USA.

     Under certain circumstances, we will not be required to transfer to the Dutch tax authorities the full amount of the tax we withhold with respect to dividend distributions made on ordinary shares out of dividends received by us from foreign affiliates. The amount not transferred to Dutch tax authorities cannot exceed three percent of the gross amount of any cash dividend paid by us on the ordinary shares. This reduction in withholding taxes will not be paid out to shareholders, but will accrue with us instead.

        Residents of The Netherlands

     Individuals or corporations (or an entity enjoying equivalent status under Dutch tax legislation, hereafter referred to as "corporation") which hold ordinary shares or ADSs and are resident or deemed to be resident in The Netherlands, will normally be entitled to credit, in whole or in part, the dividend withholding tax on income from ordinary shares or ADSs against Dutch personal or corporate income tax due on such income.

     Dutch resident entities that are not subject to corporate income tax may, provided that (i) the shares are not disposed of within 3 months after they were acquired and (ii) the entity is the beneficial owner of the dividends, apply for, and will normally be granted, a refund of the dividend withholding tax. The withholding of dividend tax may not be required if the so-called participation exemption as defined in section 13 of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) applies to the benefits which the recipient of the income derives from the ordinary shares and the ordinary shares form part of the recipient's business carried on in The Netherlands.

        Anti-dividend stripping legislation

     Anti-dividend stripping measures working retroactively to April 27, 2001 were implemented on July 26, 2002. Based upon this legislation a refund, credit or abstinence of withholding (in case the participation exemption applies) can be denied when the person or entity that receives the dividend is considered not to be the beneficial owner of these dividends. A recipient of a dividend is not considered the beneficial owner of the dividend if such recipient:

     1. paid consideration (in cash or in kind) in connection with the dividend distribution; and

     2.   such payment forms part of a sentence of transactions; and

     3.   it is likely that:

          (i) an individual or company (other than the holder of the dividend coupon) benefited in whole or in part from the dividend, and such individual or company would be entitled to a less favourable exemption, refund or credit of dividend withholding tax than the recipient of the dividend distribution; and

          (ii) this individual or company directly or indirectly retains or acquires a position in the shares, profit rights or profit sharing bonds that is comparable with his position in similar shares, profit rights or profit sharing bonds that he had before the sequence of transactions commenced.

     The term "sequence of transactions" includes the case in whch one or more dividend rights are acquired or short-term rights of enjoyment on shares (e.g. usufruct), are established and the transferor retains the ownership of the shares.

     If the anti-dividend stripping rules apply, the recipient of the dividend cannot claim an exemption, reduction, credit or refund, and the individual or company that can be considered the beneficial owner of the dividend distribution will not be entitled to any refund or credit of dividend withholding tax either, even if such individual or company would have been entitled to such refund or credit of dividend withholding tax had it received the dividends directly.

     DUTCH PERSONAL AND CORPORATE INCOME TAX

        Non-residents of The Netherlands

     A holder of ordinary shares or ADSs will not be subject to Dutch income tax or corporate income tax in respect of dividend distributions on ordinary shares or ADSs or capital gains realized on the disposal of ordinary shares or ADSs, provided that:

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

     The exchange of ADSs for ordinary shares will not, for Dutch tax purposes, be regarded as a taxable event, provided beneficiary rights have not or the position of the shares among the assets of the holder has not changed.

        Residents of The Netherlands

     Where the ordinary shares or ADSs are owned by an individual or entity resident or deemed resident in The Netherlands, the question whether distribution and/or capital gains on such ordinary shares or ADSs are subject to Dutch income tax or corporate income tax depends on the general tax status of the individual or the entity in question, the capacity in which he or it owns such ordinary shares or ADSs, the percentage of interest in our capital owned by him or it, and on certain other facts and circumstances. Generally, dividend withholding tax with respect to distributions made by us will be creditable against Dutch income tax or corporate income tax, or will be recoverable.

     Under the new personal income tax regime as of January 1, 2001, individual shareholders that are residents of The Netherlands and are holding the shares or ADSs as investment (for tax purposes) will annually be taxed at the rate of 30 percent on an assumed yield of four percent of the market value of the shares (based on a calculation method prescribed by law).

     DUTCH GIFT, ESTATE AND INHERITANCE TAXES

     The acquisition of ordinary shares or ADSs as a gift or as a result of the death of a holder will not be subject to Dutch gift, estate or inheritance taxes, provided that:

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

     OTHER DUTCH TAXES AND DUTIES

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

     o    not resident in The Netherlands for Dutch tax purposes; and

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

     TAXATION OF DIVIDENDS

     The gross amount of dividends distributed by us (including amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Dividends paid in Euros will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by you (or by the depositary in the case of ADSs). Subject to exceptions for positions that are hedged or held for less than 61 days, an individual US holder generally will be subject to US taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009 if the dividends are "qualified dividends". The dividends will be qualified dividends if we were not, in the year prior to the year in which the dividends were paid, and are not, in the year in which the dividends are paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC, or FIC for our 2004 taxable year.

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

     Subject to generally applicable limitations and to the special considerations discussed below, Dutch withholding tax at the 15 percent Treaty rate will be treated as a foreign income tax that is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your own advisers concerning the implications of these rules in light of your particular circumstances.

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


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     For a discussion of quantitative and qualitative disclosures about market risk, see Item 5 'Operating and Financial Review and Prospects--Disclosures About Market Risk'.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

     We carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Not applicable.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     Not applicable.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     Not applicable.


ITEM 16. [RESERVED]


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Supervisory Board has determined that Mr. Claude Seguin, Mr. Jerry Kolb and Mr. Gerd D. Mueller each are an "audit committee financial expert" as such term is defined in the SEC's regulations.


ITEM 16B. CODE OF ETHICS

CODE OF ETHICS

     We have adopted a code of ethics that applies to our employees, including our chief executive officer, chief financial officer, controller, or persons performing similar functions. A copy of our code of ethics is attached as an exhibit to this annual report.

COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND NEW SKIES' CORPORATE GOVERNANCE PRACTICES

     Each foreign listed company is required to describe significant differences between the Corporate Governance Standards of the New York Stock Exchange and the corporate governance practices of the foreign listed company. New Skies is generally in compliance with all of the Corporate Governance Standards of the New York Stock Exchange, subject to the following qualifications:

NYSE CORPORATE GOVERNANCE RULES         NEW SKIES CORPORATE GOVERNANCE PRACTICES

DIRECTOR INDEPENDENCE                   New Skies has a two-tiered board
Listed companies must have a            structure: a Management Board composed
majority of independent directors.      of three members, and a Supervisory
Non-management directors must meet      Board composed of seven members. All
at regularly scheduled executive        Supervisory Board members are
sessions without management.            independent. The Supervisory Board
                                        meets at regularly scheduled executive
                                        sessions without management.

CORPORATE GOVERNANCE GUIDELINES         New Skies' corporate governance
Listed companies must adopt and         guidelines are not set forth in a
disclose corporate governance           separate document. The main framework of
guidelines.                             New Skies' corporate governance
                                        structure, however, is set forth in the
                                        Supervisory Board charter and the
                                        Articles of Association. The
                                        Supervisory Board charter was updated on May 13, 2004 and the updated charter will be posted on the Company's website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Aggregate fees billed to us for the fiscal years ended December 31, 2003 and 2002 by our principal accounting firm, Deloitte Accountants, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates are as follows:


(in thousands of U.S. dollars)              2003            2002
                                       --------------- ---------------
Audit fees                              $        186    $       180
Audit related fees (1)                           125             90
                                       ---------------   -------------
Total audit and audit related fees               311            270

Tax fees (2)                                      36             62
All other fees (3)                                20             12
                                       --------------- ---------------
Total fees                              $        367    $       344
                                       =============== ===============

(1) Relates to fees and expenses for matters such as filings with the SEC and Euronext Amsterdam, attendance at board meetings and consultation on accounting standards or transactions.

(2) Relates to fees and expenses from tax-related services including: tax return preparation and review, local tax compliance and consultations related to tax strategies and planning.

(3) Relates to fees and expenses for consultations with management to discuss implications of the Sarbanes Oxley Act and International Financial Reporting Standards.

     Our Audit Committee is responsible for appointing, setting compensation for and overseeing the work of the independent auditor. The Audit Committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent auditor, subject to the de minimus exceptions for non-audit services described in SEC rules. Any such de minimus non-audit services not pre-approved by the Audit Committee shall be approved by the Audit Committee prior to the completion of the audit. No fees were paid to our independent auditor pursuant to the "de minimus" exception to the foregoing pre-approval policy.


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     See Item 18 'Financial Statements'.


ITEM 18. FINANCIAL STATEMENTS

     See attached pages F-1 to F-18.

ITEM 19. EXHIBITS

  EXHIBIT NUMBER       DESCRIPTION
  --------------       -----------
       (1.1)***        Articles of Association of the Registrant (including an
                       English translation thereof).

       (1.2) Deed of Amendment of Articles of Association of the Registrant

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

       (4.7)***        Amendment No. 2 dated February 12, 2003 to Contract No.
                       NSS-20-03-01 for NSS-8 Spacecraft and Associated Equipment and Services between Boeing Satellite Systems International, Inc. and New Skies Satellites N.V. dated as of March 21, 2001.(1)

       (4.8)***        Amendment No. 3 dated May 6, 2003 to Contract No.
                       NSS-20-03-01 for NSS-8 Spacecraft and Associated Equipment and Services between Boeing Satellite Systems International, Inc. and New Skies Satellites N.V. dated as of March 21, 2001.(1)

       (4.9)*** Employment Agreement between Daniel S. Goldberg and New Skies Satellites, N.V. dated April 23, 2002.

       (4.10) Acquisition Agreement among Neptune One Holdings Ltd., Munaro Holding B.V. and New Skies Satellites N.V., dated as of June 5, 2004.(1)

       (4.11) Agreement between New Skies Satellites N.V. and Intelsat LLC dated April 29, 2004.(1)

       (4.12)****      Explanatory Memorandum and Agenda of the Extraordinary
                       General Meeting of Shareholders to be held on 19 July
                       2004 in The Hague, The Netherlands.

       (4.13) Satellite and In-orbit Insurance Policy No. 875/A3F005932 between New Skies Satellites N.V and International Space Brokers dated February 11, 2004.

       (6)             Share Ownership Guidelines.

       (8)             Significant Subsidiaries.

       (11) New Skies Satellites N.V. and Group Companies Code of Business Conduct and Ethics.

       (12.1) Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

       (12.2) Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

       (13) Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


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

*** Exhibits to the registrant's Annual Report on Form 20-F filed June 30, 2003 under the Exchange Act of 1934, as amended, hereby incorporated by reference in this annual report.

**** Exhibit to the registrant's report on Form 6-K submitted on June 16, 2004 under the Exchange Act of 1934, as amended, hereby incorporated by reference in this annual report.

(1) Portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under 17
     C.F.R.ss.200.80(b).

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                 New Skies Satellites N.V.

                                                       (Registrant)


                                        By: /s/ Andrew Browne
                                            ----------------------
                                        Name:  Andrew Browne
                                        Title: Chief Financial Officer


June 30, 2004

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                PAGE
Independent Auditors' Report                                                                     F-2

Consolidated Balance Sheets as of December 31, 2003 and 2002                                     F-3

Consolidated Statements of Operations for the Three Years Ended December 31, 2003                F-4

Consolidated Statements of Shareholders' Equity for the Three Years Ended
December 31, 2003                                                                                F-5

Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2003                F-6

Notes to the Consolidated Financial Statements                                                F-7 - F-18

                          INDEPENDENT AUDITORS' REPORT

To the Supervisory Board of Directors and Shareholders of New Skies Satellites N.V.:

We have audited the consolidated balance sheets of New Skies Satellites N.V. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of New Skies Satellites N.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for goodwill in 2002.


/s/ Deloitte Accountants
Amsterdam, The Netherlands
January 28, 2004
(June 5, 2004 as to Note 11)


NEW SKIES SATELLITES N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)
------------------------------------------------------------------------------------------------------------------

                                                                                      DECEMBER 31,
                                                                                 2003                  2002
                                                                         -------------------   -------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                $         23,253      $          8,329
 Trade receivables (including trade receivables from shareholders totaling $17,954 in 2003 and $22,100 in 2002, less: allowance for doubtful accounts of $7,845 for 2003 and $6,171 for 2002,
    respectively)                                                                  41,870                39,109
Prepaid expenses and other assets                                                  14,782                11,111
                                                                         -------------------   -------------------
TOTAL CURRENT ASSETS                                                               79,905                58,549

Communications, plant and other property, net (Note 3)                          1,026,580             1,058,119
Deferred tax assets (Note 5)                                                        8,748                10,087
Other assets                                                                          603                 1,226
                                                                         -------------------   -------------------
TOTAL ASSETS                                                             $      1,115,836      $      1,127,981
                                                                         ===================   ===================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt                                                          $              -      $         10,000
Accounts payable and accrued liabilities                                           17,518                18,396
Income taxes payable                                                               32,346                29,350
Deferred revenues and other liabilities                                             8,138                 8,994
Satellite performance incentives                                                    6,429                 6,218
                                                                         -------------------   -------------------
TOTAL CURRENT LIABILITIES                                                          64,431                72,958

Deferred revenues and other liabilities                                             7,888                 8,351
Satellite performance incentives                                                   41,727                27,639
                                                                         -------------------   -------------------
TOTAL LIABILITIES                                                                 114,046               108,948
                                                                         -------------------   -------------------

SHAREHOLDERS' EQUITY (Note 7)
Governance preference shares (227,530,000 shares authorized, par
   value [euro]0.05; none issued)                                                       -                     -
Cumulative preferred financing shares (22,753,000 shares authorized,
   par value [euro]0.05; none issued)                                                   -                     -
Ordinary Shares (204,777,000 shares authorized, par value [euro]0.05;
    117,668,652 and 130,570,241 shares issued, respectively)                        5,431                 6,026
Additional paid-in capital                                                        926,109               977,506
Retained earnings                                                                  67,854                56,019
Unearned compensation                                                                (179)                 (685)
Accumulated other comprehensive income (loss)                                       2,575                  (492)
Treasury stock, at cost (5,194,030 ordinary shares)                                     -               (19,341)
                                                                         -------------------   -------------------
TOTAL SHAREHOLDERS' EQUITY                                                      1,001,790             1,019,033
                                                                         -------------------   -------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $      1,115,836      $      1,127,981
                                                                         ===================   ===================

See notes to consolidated financial statements.


NEW SKIES SATELLITES N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------------------------------------------
                                                                            YEARS ENDED DECEMBER 31,
                                                                     2003              2002               2001
                                                               ---------------   ---------------   -----------------
REVENUES                                                       $      214,900    $     200,524     $      209,028
    (Including services to shareholders totaling $104,722
    in 2003, $108,346 in 2002 and $101,916 in 2001, see
    Note 8)

OPERATING EXPENSES:
Cost of operations
    (Including services from shareholders totaling $4,323
    in 2003, $3,926 in 2002 and $2,957 in 2001)                        53,219           50,714             51,533
Selling, general and administrative                                    42,063           39,490             38,733
Depreciation and amortization                                          99,899           80,574             75,338
                                                               ---------------   ---------------   -----------------
TOTAL OPERATING EXPENSES                                              195,181          170,778            165,604
                                                               ---------------   ---------------   -----------------

OPERATING INCOME                                                       19,719           29,746             43,424

Interest expense (income) and other, net                                1,227              510             (9,008)
                                                               ---------------   ---------------   -----------------

INCOME BEFORE INCOME TAX EXPENSE                                       18,492           29,236             52,432

Income tax expense (Note 5)                                             6,657           10,506             19,364
                                                               ---------------   ---------------   -----------------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE                                               11,835           18,730             33,068
Cumulative effect of change in accounting principle,
    relating to goodwill, net of taxes                                      -          (23,375)                 -
                                                               ---------------   ---------------   -----------------
NET INCOME (LOSS)                                              $       11,835    $      (4,645)    $       33,068
                                                               ===============   ===============   =================


BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:

    Income before cumulative effect of change in
    accounting principle                                       $         0.10    $         0.14    $          0.25
Cumulative effect of change in accounting principle                        -              (0.18)                -
                                                               ---------------   ---------------   -----------------
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE                    $         0.10    $        (0.04)   $          0.25
                                                               ===============   ===============   =================

See notes to consolidated financial statements.

                   NEW SKIES SATELLITES N.V. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

------------------------------------------------------------------------------------------------------------------------------------
                                    NUMBER OF             ADDITIONAL                       ACCUMULATED OTHER  TREASURY     TOTAL
                                    ORDINARY    ORDINARY    PAID-IN  RETAINED   UNEARNED     COMPREHENSIVE     STOCK   SHAREHOLDERS'
                                     SHARES      SHARES     CAPITAL  EARNINGS COMPENSATION   INCOME (LOSS)   (AT COST)    EQUITY
                                 -------------- --------- ---------- -------- ------------ ----------------- --------- -------------
                                 (in thousands)
Balance January 1, 2001                130,561  $  6,026  $ 976,177  $ 27,596     $(1,347)         $(2,895)  $      -  $  1,005,557

Stock options exercised (Note 9)             9         -         67         -           -                -          -            67
Stock option forfeiture                      -         -        (23)        -          23                -          -             -
Stock compensation                           -         -          -         -         972                -          -           972
Cumulative translation adjustment            -         -          -         -           -           (2,427)         -        (2,427)
Net income                                   -         -          -    33,068           -                -          -        33,068
Other                                        -         -        (53)        -           -                -          -           (53)
                                 -------------- --------- ---------- -------- ------------ ----------------- --------- -------------
Balance, December 31, 2001             130,570     6,026    976,168    60,664        (352)          (5,322)         -     1,037,184

Unearned stock compensation                  -         -      1,338         -      (1,338)               -          -           -
Stock compensation                           -         -          -         -       1,005                -          -         1,005
Treasury stock:
    Acquisition                              -         -          -         -           -                -    (19,341)      (19,341)
Cumulative translation adjustment            -         -          -         -           -            4,830          -         4,830
Net loss                                     -         -          -    (4,645)          -                -          -        (4,645)
                                 -------------- --------- ---------- -------- ------------ ----------------- --------- -------------
Balance, December 31, 2002             130,570     6,026    977,506    56,019        (685)            (492)   (19,341)    1,019,033

Stock options exercised (Note 9)            51         3        356         -           -                -          -           359
Stock option forfeiture                      -         -       (125)        -         125                -          -             -
Stock compensation                           -         -      1,791         -         381                -          -         2,172
Treasury stock:
    Acquisition                              -         -          -         -           -                -    (34,676)      (34,676)
    Reissuance for share-based
      incentive plans                        -         -       (399)        -           -                -        399             -
    Retirement                         (12,952)     (598)   (53,020)        -           -                -     53,618             -
Cumulative translation adjustment            -         -          -         -           -            3,067          -         3,067
Net income                                   -         -          -    11,835           -                -          -        11,835
                                 -------------- --------- ---------- -------- ------------ ----------------- --------- -------------
BALANCE, DECEMBER 31, 2003             117,669  $  5,431  $ 926,109  $ 67,854     $  (179)         $ 2,575   $      -   $ 1,001,790
                                 ============== ========= ========== ======== ============ ================= ========= =============



See notes to consolidated financial statements.

NEW SKIES SATELLITES N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF U.S. DOLLARS)
----------------------------------------------------------------------------------------------------------------------
                                                                              YEARS ENDED DECEMBER 31,
                                                                      2003              2002              2001
                                                                 -----------------  --------------   -----------------
Cash flows from operating activities:
Net income (loss)                                                $       11,835     $     (4,645)    $       33,068

Adjustments for non-cash items:
   Depreciation and amortization                                         99,899           80,574             75,338
   Cumulative effect of change in accounting principle                        -           23,375                  -
   Deferred taxes                                                           939            1,420              1,382
   Stock compensation expense                                             2,172            1,005                972

Changes in operating assets and liabilities:
   Trade receivables                                                     (2,593)           2,981              4,940
   Prepaid expenses and other assets                                     (2,981)          (1,727)            (1,855)
   Accounts payable and accrued liabilities                              (1,414)          (2,388)              (321)
   Income taxes payable                                                   3,019            6,894             17,296
   Other liabilities                                                     (1,669)           4,501               (129)
                                                                 -----------------  --------------   -----------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               109,207          111,990            130,691
                                                                 -----------------  --------------   -----------------

Cash flows from investing activities:
   Payments for communication, plant and other property                 (43,492)        (231,400)          (274,167)
   Reimbursement of KTV construction costs                                    -                -             51,452
                                                                 -----------------  --------------   -----------------
NET CASH USED IN INVESTING ACTIVITIES                                   (43,492)        (231,400)          (222,715)
                                                                 -----------------  --------------   -----------------

Cash flows from financing activities:
   Stock options exercised                                                  359                -                 67
   Proceeds from short-term borrowings                                        -           10,000                  -
   Repayment of short-term borrowings                                   (10,000)               -                  -
   Treasury stock acquired                                              (34,676)         (19,341)                 -
   Satellite performance incentives and other                            (6,959)          (1,297)            (2,553)

                                                                 -----------------  --------------   -----------------
NET CASH USED IN FINANCING ACTIVITIES                                   (51,276)         (10,638)            (2,486)
                                                                 -----------------  --------------   -----------------

EFFECT OF EXCHANGE RATE DIFFERENCES                                         485              109               (120)
                                                                 -----------------  --------------   -----------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                  14,924         (129,939)           (94,630)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              8,329          138,268            232,898
                                                                 -----------------  --------------   -----------------
CASH AND CASH EQUIVALENTS, END OF YEAR                           $       23,253     $      8,329     $      138,268
                                                                 =================  ==============   =================

See notes to consolidated financial statements.


Cash payments for interest (net of amounts capitalized) were $nil for the years ended December 31, 2003, 2002 and 2001, respectively. Income taxes paid amounted to $2.7 million, $2.1 million and $0.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NEW SKIES SATELLITES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

1. DESCRIPTION AND FORMATION OF THE BUSINESS

BUSINESS DESCRIPTION - New Skies Satellites N.V. and subsidiaries (collectively the "Company") is an independent, global satellite communications company. The Company owns and operates five satellites in geosynchronous orbit that provide capacity to various entities throughout the world for the global public telecommunications, broadcasting, internet and corporate business network market sectors. During 2003, one of the satellites, the NSS-513 was retired and the NSS-6 satellite entered commercial service. A further satellite, the NSS-8, is currently under construction, with a projected launch date in the first half of 2005.

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

At the Asset Transfer, the Company and INTELSAT also entered into various other agreements including a space segment capacity, a satellite communications services and a transition services agreement. For the year ended December 31, 2001, $4.1 million of operating expenses were incurred under the terms of these agreements. In September 2001, the last of these agreements expired.

INTELSAT also procured from the Company space segment capacity to fulfill the needs of certain INTELSAT contracts. During the year ended December 31, 2001 approximately 9% of the Company's revenues were derived from these service agreements. On January 16, 2002 INTELSAT assigned all of these remaining service agreements to the Company.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared following accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts are reported in thousands of U.S. dollars, unless indicated otherwise. Certain amounts reported in 2002 and 2001 have been reclassified to conform to the 2003 financial statement classification. The following are the significant accounting policies used by the Company:

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

FUNCTIONAL CURRENCY - Substantially all of the Company's revenues, capital expenditures and operating expenses are denominated in U.S. dollars. Accordingly, the U.S. dollar has been adopted as the functional currency. Transactions in other currencies are translated into the functional currency using rates that are in effect at the transaction date.

FOREIGN CURRENCY TRANSLATION - The Company's reporting currency is the U.S. dollar. Assets and liabilities of foreign subsidiaries with a functional currency other than the U.S. dollar are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and costs relating to the operations of such subsidiaries are translated at average exchange rates during the period. Resulting translation adjustments are directly recorded in shareholders' equity as a component of accumulated other comprehensive income
(loss).

USE OF ESTIMATES - The preparation of financial statements requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Telecommunications revenues result from utilization charges that are recognized on a straight-line basis over the period during which the satellite services are provided. Deferred revenues represent the unearned balances remaining from amounts received from customers pursuant to prepayment options as set out in transponder service agreements. These amounts are recorded as revenues on a straight-line basis over the period during which these prepaid satellite services are provided.

CASH AND CASH EQUIVALENTS - The Company considers temporary investments with original maturities of three months or less when purchased to be cash equivalents.

COMMUNICATIONS, PLANT AND OTHER PROPERTY - Communications, plant and other property are carried at historical cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance payments, launch insurance premiums, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. Communication support and other equipment primarily relates to the Company's teleport and tracking, telemetry, command and control ("TTC&M") infrastructure. Interest expense in the accompanying statements of operations is net of capitalized interest of $1.9 million, $1.6 million, and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Upon commencement of commercial operation, communications, plant and other property are depreciated on a straight-line basis over the following estimated useful lives (see Note 3):

                                                                  Years
                                                          ----------------------
Spacecraft and Launch costs                                      12.5-14
Communication support and other                                    3-7
Buildings                                                           30

The Company estimates the useful lives of the satellites based on a number of factors, and reviews these life expectancy estimates periodically taking into consideration each satellite's actual in-orbit performance. The two most important factors are the length of time during which a satellite's on-board propellant is projected to permit maneuvers to keep the satellite in geosynchronous orbit and the expected performance of satellite components. Reductions in the estimated useful lives of the satellites would result in additional depreciation expense in future periods.

GOODWILL - As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, which no longer requires the amortization of goodwill. Instead, SFAS No. 142 requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

The Company's goodwill resulted from the purchase of New Skies Networks Pty Limited. Upon adoption of SFAS No. 142, the Company performed a transitional impairment test on its goodwill. As a result of this impairment test, the Company recorded an impairment charge of $23.4 million, equivalent to the carrying amount of goodwill as of the date of the test, which is classified as a cumulative effect of a change in accounting principle in 2002.

The reconciliation of reported net income (loss) and earnings (loss) per share to adjusted net income (loss) and earnings (loss) per share for the years ended December 31, 2003, 2002 and 2001 was as follows (in thousands of U.S. dollars, except per share amounts):


                                                                  2003            2002             2001
                                                             ---------------  --------------   -------------
Net Income (Loss), as reported                               $     11,835     $    (4,645)     $    33,068
Add: Goodwill amortization                                              -               -            2,760
                                                             ---------------     -----------   -------------
Adjusted Net Income (Loss)                                   $     11,835     $    (4,645)     $    35,828
                                                             ===============  ==============   =============


Basic and diluted earnings (loss) per share, as reported     $       0.10     $     (0.04)     $      0.25
Add: Goodwill amortization                                              -               -             0.02
                                                             ---------------  --------------   -------------
Adjusted basic and diluted earnings (loss) per share         $       0.10     $     (0.04)     $      0.27
                                                             ===============  ==============   =============


Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141, Business Combinations, also became applicable. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. The Company did not have any intangible assets recognized separately from goodwill as of January 1, 2001 and did not purchase any intangible assets during the years ended December 31, 2003 and 2002.

UNSUCCESSFUL LAUNCHES AND SATELLITE FAILURES - In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded as an operating expense.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company's long-lived assets, which are comprised primarily of its in-service satellite fleet, are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value based upon discounted cash flows, using an appropriate discount rate.

SATELLITE PERFORMANCE INCENTIVES - The Company has certain contracts with its satellite manufacturers that require the Company to make incentive payments over the orbital design life of the satellites. The Company records the present value of such payments as a liability and capitalizes these costs in the cost of the satellite.

INCOME TAXES - The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Valuation allowances are provided against assets if it is more likely than not that they will not be realized.

NET EARNINGS (LOSS) PER SHARE - Basic net earnings (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding. Diluted earnings (loss) per share reflects the potential dilution that could occur if options issued under New Skies stock option plans were exercised.

A summary of the weighted average number of shares and incremental shares used in the calculation of earnings (loss) per share for 2003, 2002 and 2001 follows:


                                                                 YEARS ENDED DECEMBER 31
                                                                        (in thousands)

                                                            2003              2002             2001
                                                     ----------------- --------------------------------
  Basic weighted average shares outstanding                 119,499          130,342         130,569
  Weighted average incremental shares                         1,179              -               141

                                                     ----------------- --------------------------------
  Adjusted weighted average shares outstanding              120,678          130,342         130,710
                                                     ================= ================================


The difference in the weighted average number of shares outstanding and the adjusted weighted average number of shares outstanding resulted in no difference between basic and diluted earnings per share for 2003, 2002 and 2001.

For the purpose of calculating diluted earnings per share after cumulative effect of change in accounting principle in 2002, approximately 307,000 potentially dilutive common shares relating to outstanding stock options have been excluded from the calculation of adjusted weighted average shares outstanding as their inclusion would have had an anti-dilutive effect due to the net loss in that year.

STOCK COMPENSATION - SFAS No. 123, Accounting for Stock-Based Compensation, encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. For periods through December 31, 2002 the Company elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, compensation cost for stock options was measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Effective January 1, 2003 the Company adopted the fair value based method of recording stock options consistent with SFAS No. 123, Accounting for Stock-Based Compensation, for all employee stock options granted subsequent to fiscal year-end 2002, using the "prospective method" with guidance provided from SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. All employee stock option grants made in fiscal 2003 and in future years will be expensed over the stock option vesting period based on the fair value of the stock option at the date of grant.

The following table presents the effects on net income (loss) and earnings
(loss) per share had the Company applied the fair value recognition provisions of SFAS No. 123 for all stock-based compensation awards:


(in thousands of U.S. dollars,
except earnings per share data)
                                                              2003             2002             2001
                                                       ----------------  ---------------  ----------------
Net income (loss), as reported                         $       11,835     $    (4,645)     $     33,068
Add: Stock-based employee compensation expense
       included in reported net income, net of taxes:
           Executive Incentive Plan                               -                 -               324
           Stock Option Plans                                     306             352               473
           Incentive Stock Plan                                 1,222             428                -
                                                       ----------------  ---------------  ----------------
                                                                1,528             780               797
Less: Total stock-based employee compensation expense
       determined under fair value based method for
       all awards, net of taxes
           Executive Incentive Plan                               -                -               (324)
           Stock Option Plans                                  (3,770)         (4,781)           (5,170)
           Incentive Stock Plan                                (1,222)           (428)               -
                                                       ----------------  ---------------  ----------------
                                                               (4,992)         (5,209)           (5,494)

                                                       ----------------  ---------------  ----------------
Pro forma net income (loss)                            $        8,371     $    (9,074)     $     28,371
                                                       ================  ===============  ================

                                                              2003             2002             2001
                                                         --------------  ---------------  ----------------
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
   As reported                                           $       0.10     $     (0.04)    $        0.25
   Pro forma                                             $       0.07     $     (0.07)    $        0.22


The weighted average fair value of stock options granted during 2003, 2002 and 2001 was $1.97, $2.01 and $3.14, respectively.

The Company estimated the fair value of stock options using the Black Scholes option-pricing model with the following assumptions:

                                                2003                    2002                    2001
                                         --------------------    --------------------    --------------------
   Expected life                               5 years                 5 years                 5 years
   Interest rate                                3.0%                    3.75%                     4.5%
   Volatility                                    40%                     40%                       30%
   Assumed forfeitures                           10%                     10%                       10%


FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company's financial instruments consist of accounts receivable, accounts payable, and satellite performance incentives. The current carrying amounts of such instruments are considered reasonable estimates of the fair market value of these instruments due to the short maturity of these items or as a result of the current market interest rates accruing on these instruments.

COMPREHENSIVE INCOME (LOSS) - Comprehensive income (loss) includes net income
(loss) and translation adjustments that were recognized directly in equity. Translation adjustments of $3.1 million, $4.8 million and $(2.4) million for the years ended December 31, 2003, 2002 and 2001, respectively, were incurred and consequently comprehensive income in these years is equal to $14.9 million, $0.2 million and $30.6 million, respectively.

RECENTLY ISSUED ACCOUNTING STANDARDS - In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. ("FIN") 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51. FIN 46 requires the consolidation of a variable interest entity ("VIE") where an equity investor achieves a controlling financial interest through arrangements other than voting interests, and it is determined that the investor will absorb a majority of the expected losses and/or receive the majority of residual returns of the VIE. In October 2003, the FASB deferred the effective date for the consolidation of VIEs created prior to February 1, 2003 to December 31, 2003 for calendar year-end companies, with earlier application encouraged. The Company adopted FIN 46 as of its original effective date of July 1, 2003 for entities created prior to February 1, 2003. The adoption of FIN 46 did not have a material impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.


3.   COMMUNICATIONS, PLANT AND OTHER PROPERTY

Communications, plant and other property consisted of the following (in thousands of U.S. dollars):

                                                    DECEMBER 31,
                                             2003                   2002
                                     ---------------------   -------------------

Spacecraft and launch costs          $         1,213,712     $       1,002,083
Construction-in-progress                         174,551               395,976
Communication support and other                   79,960                71,547
Buildings                                         24,581                23,736
                                     ---------------------   -------------------
                                               1,492,804             1,493,342
Less: accumulated depreciation                   466,224               435,223
                                     ---------------------   -------------------
Total                                $         1,026,580     $       1,058,119
                                     =====================   ===================


During 2003 one satellite, the NSS-513, was retired and another, the NSS-6, entered commercial service. The NSS-513 was fully depreciated at the date it was retired. Consequently, this resulted in a decrease in both the cost basis of assets and accumulated depreciation by $69.8 million.

Construction-in-progress relates primarily to satellites under construction and related launch services.

Upon acceptance of a spacecraft from a satellite manufacturer, the net present value of performance incentive payments is recorded as a part of the historical cost of the satellite. In 2003, for the NSS-6 satellite and in 2002, for the NSS-7 satellite, $21.9 million and $20.5 million, respectively, were capitalized in respect of these amounts.


4.   CONTRACTUAL COMMITMENTS

In further development and operation of the Company's global commercial communications satellite system, significant additional expenditures are anticipated. At December 31, 2003, the Company had a contract for the construction, development and launch of the NSS-8 satellite with future committed payments on this program totaling $35.4 million and $11.4 million for each of the years ending December 31, 2004 and 2005, respectively. Additional commitments ("satellite incentives") totaling $18.1 million will also fall due over the design life of this satellite to the extent that the satellite operates successfully throughout that time.

The Company has recorded a liability of $9.7 million at December 31, 2003 representing the present value, at a weighted average discount rate of 6.5%, for incentive payments on the NSS-5, NSS-703 and NSS-806 satellites which were in service at December 31, 2003. Incentive payments of $3.6 million, $3.2 million, $1.4 million, $1.4 million, $0.9 million and $0.9 million are due in the years ending December 31, 2004, 2005, 2006, 2007, 2008, and 2009 and thereafter, respectively.

The Company has recorded an additional liability of $38.5 million at December 31, 2003 representing incentive payments, before interest, on the NSS-6 and NSS-7 satellites requiring payments of $3.5 million in each of the five years ending December 31, 2008 and $21.0 million in the years thereafter. A variable interest charge equivalent to LIBOR plus 1% on the outstanding principal will also be incurred on these payments.

Other commitments as of December 31, 2003, primarily relating to telecommunication infrastructure and office facilities, are as follows (in thousands of U.S. dollars):


         2004                                          $        19,772
         2005                                                    4,075
         2006                                                    3,101
         2007                                                    1,917
         2008                                                    1,170
         2009 and thereafter                                     1,840
                                                       -----------------
         Total commitments                             $        31,875
                                                       =================


Rental expenses under operating leases were $1.2 million, $1.3 million and $1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.


5.   INCOME TAXES

The Company is in negotiations with the Dutch tax authorities to determine the fair value (tax basis) of the assets contributed by INTELSAT. While the final determination of the tax basis of these assets has not been agreed, we have made a preliminary valuation of these assets. The difference between the book and estimated tax bases of the contributed assets gives rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998, the date of the Asset Transfer. To the extent that the final tax value of the contributed assets differs from this estimate, a corresponding adjustment will be made to the deferred tax asset and additional paid-in capital.

The Company's provision for income taxes consists of the following (in thousands of U.S. dollars):


                                     2003               2002               2001
                               -----------------   ----------------  ------------------
Current Domestic               $        4,062      $       7,270       $      16,032
Current Foreign                         1,656              1,816               1,950
Deferred Domestic                         643              1,120               1,164
Deferred Foreign                          296                300                 218

                               -----------------   ----------------  ------------------
Total income tax provision     $        6,657      $      10,506     $        19,364
                               =================   ================  ==================


The income tax provision is computed in the financial statements at 36.0%, 35.9% and 36.9% for the years ended December 31, 2003, 2002 and 2001, respectively, as compared with the Netherlands statutory rate of 34.5% for 2003 and 2002 and 35% for 2001. The Company's provision for income taxes differs from the statutory rate by 1.5%, 1.4% and 1.9% for 2003, 2002 and 2001, respectively, due to the permanent differences arising from certain non-deductible amounts.

Deferred income tax assets as of December 31, 2003 and 2002, arise from the tax effect of the difference in the tax and book basis of communications, plant and other property of $8.7 million and $10.1 million, respectively and from timing differences arising from stock compensation of $0.7 million and $0.2 million, respectively. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

In addition, the tax effect of the difference in the tax and book basis of communications, plant and other property has also resulted in certain deferred income tax liabilities as of December 31, 2003 and 2002 totaling $0.8 million and $0.6 million, respectively and, in respect of deferred financing fees of $0.2 million and $0.3 million, respectively.


6.   FINANCING ARRANGEMENTS

AVAILABLE CREDIT FACILITY - In August 2000, the Company negotiated an unsecured credit facility providing up to $300 million in available credit through December 31, 2003, $200 million through June 30, 2004 and $100 million through December 31, 2004. At December 31, 2004 any outstanding borrowings on the facility must be repaid in full. Borrowings under the facility bear interest at an adjustable rate based on LIBOR for the associated period of draw-down plus an applicable margin.

At December 31, 2003, a one-month draw-down under the facility would bear interest at 1.6% per annum. In addition, a commitment fee of 0.225% is paid on the unused revolving credit amount. At December 31, 2003 there were no amounts outstanding under this facility.


7.   SHARE CAPITAL

The Shareholders have authorized the issuance of up to 227,530,000 governance preference shares at a par value of [euro]0.05 per share. The Shareholders also approved an option right to an independent foundation (the "Foundation") to purchase governance preference shares. Under this option, if certain preconditions are satisfied, the Foundation may acquire up to the number of then outstanding ordinary and financing preference shares at the time of the purchase, less one. The shares will be issued at par upon a payment of 25% of the par value. The object of the Foundation is to own and vote the Company's preference shares in order to protect the interests of the Company and its ordinary shareholders. No governance preference shares have been issued.

In October 2002, the Supervisory Board authorized the purchase of up to 10% of then outstanding shares, or approximately 13 million ordinary shares. The Company repurchased 5,194,030 ordinary shares in 2002 and a further 7,862,994 shares in 2003, completing the buyback program in September 2003 at an average cost per share of $4.14. On November 3, 2003 all of the 12,951,921 treasury shares held were retired.


8.   SIGNIFICANT CUSTOMERS

Certain shareholders are the principal customers of the Company. These shareholders who own in aggregate 35% of the Company's shares at December 31, 2003 accounted for approximately 49%, 54% and 49% of total revenues for years ended December 31, 2003, 2002 and 2001, respectively.

The Company has one customer who is also a shareholder in 2003 representing more than 10% of revenues. This significant customer represented 15%, 19% and 15% of total revenues for the years ended December 31, 2003, 2002 and 2001, respectively.


9.   RETIREMENT AND INCENTIVE PLANS

DEFINED CONTRIBUTION PENSION PLAN

The Company has defined contribution plans for substantially all Company employees. The Company matches a portion of the employee contribution. Total compensation expense related to the defined contribution plans approximated $1.1 million for each of the years ended December 31, 2003, 2002 and 2001, respectively.

STOCK-BASED COMPENSATION

EXECUTIVE INCENTIVE PLAN - In 1998, the Company executed a long-term incentive plan (the "Executive Plan") with the former chief executive officer. The total compensation awarded in relation to the Executive Plan was $2.3 million. The Company recognized $1.1 million of compensation expense for the year ended December 31, 2001 under the Executive Incentive Plan.

STOCK OPTION PLANS - The Supervisory Board of Directors adopted the 1999 Stock Option Plan as amended ("Stock Plan") effective January 1, 1999. The Supervisory Board can administer the Stock Plan itself or through a committee of the Supervisory Board or can appoint a foundation to administer the plan. At no time can the number of options issued under the Stock Plan exceed 10% of the issued common stock of the Company unless the Board amends the Stock Plan. All grants under the plan, including option grants and incentive stock plan grants, are subject to an aggregate limitation, which was increased in 2002 to a total of 13,057,024 ordinary shares reflecting 10% of the issued ordinary shares as of the date of the amendment. As of December 31, 2003, the total number of shares available for grant was 5,302,877.

The Board utilized independent valuations performed by KPMG Corporate Finance in establishing the estimated fair value of the common shares underlying each of the options that have been granted under the Stock Plan in the period prior to the Company's Initial Public Offering ("IPO") in 2000. Options granted subsequent to the IPO were based on the fair market value at the date of grant. The options have a maximum term of 10 years. All options vest in three equal, annual installments.

The terms of the Stock Option Plan for the Supervisory Board (the "Directors Plan") are similar to those of the 1999 Stock Option Plan. The options have a term of ten years and vest ratably in three equal, annual installments. At the annual meeting of shareholders in the years 2003, 2002 and 2001, the shareholders approved grants to members of the Supervisory Board of options to acquire 63,433, 46,450 and 89,659 shares, respectively.

The following table presents a summary of the Company's share option activity and related information for the years ended December 31, 2003, 2002 and 2001:

                                                                  WEIGHTED
                                            OPTIONS               AVERAGE
                                          OUTSTANDING          EXERCISE PRICE
                                       -----------------     ------------------
Outstanding, January 1, 2001                 3,541,040        $           8.45

         Granted                             1,534,849                    9.02
         Exercised                              (8,905)                   7.50
         Forfeited                            (162,682)                   9.14
                                       -----------------     ------------------
Outstanding, December 31, 2001               4,904,302                    8.61

         Granted                             2,525,847                    4.95
         Exercised                                   -                       -
         Forfeited                            (519,520)                   7.77
                                       -----------------     ------------------
Outstanding, December 31, 2002               6,910,629                    7.35

         Granted                               742,848                    4.99
         Exercised                             (71,332)                   4.96
         Forfeited                          (1,094,532)                   7.99
                                       -----------------     ------------------
OUTSTANDING, DECEMBER 31, 2003               6,487,613       $            6.98
                                       =================     ==================



Additional information regarding options outstanding at December 31, 2003 is as follows:



                          OPTIONS OUTSTANDING                                      EXERCISABLE OPTIONS
-------------------------------------------------------------------------    --------------------------------
                                                      WEIGHTED AVERAGE                            WEIGHTED
 RANGE OF EXERCISE PRICES           NUMBER               REMAINING              NUMBER            AVERAGE
         PER SHARE                OUTSTANDING         CONTRACTUAL LIFE        EXERCISABLE         EXERCISE
                                                          (YEARS)                                  PRICE
----------------------------    ----------------    ---------------------    --------------     -------------
$       3.50 -   $     5.00          2,491,168              8.4                    654,402      $      4.92
$       5.01 -   $     6.50            274,210              9.3                     18,386             5.67
$       6.51 -   $     8.00          2,033,389              5.3                  1,997,409             7.49
$       8.01 -   $     9.50          1,130,836              6.9                    804,534             9.21
$       9.51 -   $    11.00            558,010              6.3                    526,143            10.83
                                ----------------    ---------------------    --------------     -------------
                                     6,487,613              7.0                  4,000,874      $      7.85
                                ================    =====================    ==============     =============


For periods up to and including December 31, 2002 the Company recorded compensation related to stock options using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, and related interpretations.

Effective January 1, 2003 the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, for all employee stock option grants issued subsequent to December 31, 2002 using the "prospective method" with guidance provided from SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 123 defines the fair value method of accounting for stock-based compensation awards to employees and non-employees and requires that the fair value of stock-based awards be calculated through the use of an option pricing model.

The Company recognized $0.3 million, $0.4 million and $0.5 million of compensation expense for the years ended December 31, 2003, 2002 and 2001, respectively under the Stock Option plans.

INCENTIVE STOCK PLAN - In 2003 and 2002, the members of the Management Board and certain other employees received rights to acquire an aggregate of 653,765 and 233,736 ordinary shares, respectively. These rights are similar to restricted stock grants which entitle (and require) the individual to purchase the shares specified in the grant at a price per share equal to the nominal value ( [euro]0.05). The purchase of shares under each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which generally are the first, second and third anniversary of the date of grant. The grants are governed by a plan administered by the Supervisory Board. At the date of grant, the weighted average fair value of awards made in 2003 and 2002 was $4.80 and $5.34 per share, respectively.

Under the plan the size of a grant to an eligible recipient is determined at the discretion of the plan administrator. All grants under the plan along with grants under the stock option plans, are subject to the aggregate limitation of 13,057,024 ordinary shares previously described. Grants may be extinguished under certain limited circumstances if the individual recipient ceases to be an employee of the Company.

In 2003 and 2002, the shareholders also approved grants to the members of the Supervisory Board of rights to acquire an aggregate of 25,373 and 18,583 ordinary shares, respectively, with similar entitlements and obligations as rights granted to the Management Board and other employees described above. At the date of grant, the weighted average fair value of these awards was $6.03 and $5.49 per share, respectively.

The Company recognized $1.9 million and $0.7 million of compensation expense for the years ended December 31, 2003 and 2002, respectively under the Incentive Stock Plan.


10.  BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

The Company monitors its operations as a single enterprise and therefore believes that it has one operating segment, which is telecommunication satellite services.

The geographic source of revenues, based on the billing addresses of customers, for the three years ended December 31, 2003 is as follows (in thousands of U.S. dollars):

                                                                  2003           2002              2001
                                                              --------------  --------------  ---------------
North America                                                 $    76,426     $    74,861     $     72,043
Europe (including Commonwealth of Independent States)              47,910          48,847           56,086
India, Middle East and Africa                                      45,282          36,170           28,899
Latin America                                                      27,929          24,577           34,094
Asia Pacific                                                       17,353          16,069           17,906
                                                              --------------  --------------  ---------------
TOTAL                                                         $   214,900     $   200,524     $    209,028
                                                              ==============  ==============  ===============


The Company's satellites that represent over 90 percent of the cost of communications, plant and other property are in geosynchronous orbit and consequently are not attributable to any geographic location. Of the remaining assets, the majority are located in Europe.


11.  SUBSEQUENT EVENTS

On June 5, 2004, the Company signed a definitive agreement for the sale of the Company to affiliates of The Blackstone Group ("Purchaser"), a private investment firm, for $956 million in cash, equivalent to approximately $7.96 per fully diluted share ("Blackstone Transaction"). According to the agreement, the sale of the Company involves the transfer of New Skies' business and operations to certain wholly-owned subsidiaries of Cayman Islands private equity funds affiliated with The Blackstone Group and the distribution of the cash proceeds to our shareholders. The sale would be structured as the sale of substantially all assets to, and the assumption of substantially all liabilities by, the Purchaser.

The Blackstone Transaction has received unanimous approval from our Supervisory and Management Boards who have recommended it to the company's shareholders. The Company has scheduled an Extraordinary General Meeting of Shareholders for July 19, 2004. If approved by the shareholders, and applicable regulatory approvals have been received and certain financing and other customary conditions have been satisfied, it is expected that the transaction would be completed. After the closing of the Blackstone Transaction, a liquidation of New Skies is contemplated, pursuant to which two liquidation distributions will be paid to shareholders: (i) an initial liquidation distribution which is expected to consist of approximately 95% of the cash proceeds of the asset sale shortly after the closing of the Blackstone Transaction; and (ii) a final liquidation distribution of the remaining cash proceeds approximately ten weeks after the initial distribution. This process is expected to conclude by approximately the end of 2004 or early 2005.